
15006752

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A
Amendment No. 1

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Groundfloor Finance Inc.
(Exact name of issuer as specified in its charter)

Georgia
(State or other jurisdiction of incorporation or organization)

3423 Piedmont Rd. NE
Atlanta, GA 30305
(678) 701-1194

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Robbins Ross Alloy Belinfante Littlefield LLC
999 Peachtree Street, NE
Suite 1120
Atlanta, GA 30309
(678) 701-9381
Attn: Vincent Russo

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6199	46-3414189
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

THIS OFFERING CIRCULAR SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

Date of this Offering Circular: April 21, 2015

PART I —NOTIFICATION

ITEM 1. Significant Parties

Name	Business Address	Residential Address
Brian Dally (Promoter, Director, President and Chief Executive Officer and Holder of 5% or more of the issuer's common stock)	3423 Piedmont Rd. NE Atlanta, GA 30305	675 Ponce De Leon Ave. Apt. W340 Atlanta, GA 30308
Nick Bhargava (Promoter, Director, Executive Vice President, Secretary and Holder of 5% or more of the issuer's common stock)	3423 Piedmont Rd. NE Atlanta, GA 30305	25 Terminus Place, Apt. 2516 Atlanta, GA 30305
MDO Ventures JS LLC (Holder of 5% or more of the issuer's Series Seed Preferred Stock)	135 E. Martin Street Suite 201 Raleigh, NC 27601	N/A
IMAF RTP, LLC (Holder of 5% or more of the issuer's Series Seed Preferred Stock)	719 Angelica Circle Cary, NC 27518	N/A
Hingham Holdings, LLC (Holder of 5% or more of the issuer's Series Seed Preferred Stock)	575 Whispering Pine Ln. Naples, FL 34103-2425	N/A
American Underground, LLC (Holder of 5% or more of the issuer's Series Seed Preferred Stock)	2619 Western Boulevard Raleigh NC 27606	N/A
IMAF Cape Fear, LLC (Holder of 5% or more of the issuer's Series Seed Preferred Stock)	1904 Eastwood Rd. Suite 203 Wilmington, NC 28403	N/A
Nancy Luberoff (Holder of 5% or more of the issuer's Seed Preferred Stock)	N/A	2109 North Lakeshore Dr. Chapel Hill, NC 27514
Bandwidth.com, Inc. (Holder of 5% or more of the issuer's Series Seed Preferred Stock)	900 Main Campus Drive Suite 500 Raleigh, NC 27606	N/A
Groundfloor Properties GA L.L.C. (Subsidiary)	3423 Piedmont Rd. NE Atlanta, GA 30305	N/A
Groundfloor Real Estate LLC (Subsidiary)	3423 Piedmont Rd. NE Atlanta, GA 30305	N/A

Date of this Offering Circular: April 21, 2015

Name	Business Address	Residential Address
Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. (Legal counsel)	Wells Fargo Capitol Center 150 Fayetteville Street Suite 2300 Raleigh, NC 27601	N/A
Robbins Ross Alloy Belinfante Littlefield LLC (Legal counsel)	999 Peachtree Street, NE Suite 1120 Atlanta, GA 30309	N/A

ITEM 2. Application of Rule 262

(a, b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for a waiver of disqualification has been applied for, accepted or denied.

ITEM 3. Affiliate Sales

This proposed offering does not involve the resale of securities by affiliates of Groundfloor Finance Inc. (the "Company").

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) The securities to be offered and described in this Form 1-A and disclosure document, as amended or supplemented from time to time (the "Offering Circular") in connection with this proposed offering, shall not be offered by underwriters, dealers or salespersons.

(b) The securities in this proposed offering shall be offered in the following jurisdictions, subject to qualification in each state through the North American Securities Administrators Association's ("NASAA") Coordinated Review Program for Regulation A Offerings, as and if necessary: California, Georgia*, Illinois, Maryland, Massachusetts, Texas, Virginia, Washington, and the District of Columbia. *Qualification in Georgia has been obtained outside of the NASAA Coordinated Review Program. We may amend or supplement this Offering Circular from time to time to add additional jurisdictions where we intend to offer the securities, subject to applicable qualification requirements.

The securities to be offered in connection with this proposed offering shall be offered by the Company and by Messrs. Dally and Bhargava, executive officers of the Company, through a web-based investment platform (the "Platform") operated by the Company. The specific terms for each series of Limited Recourse Obligations being offered under this Offering Circular are set forth in the Offering Circular, in the corresponding "Loan Summary" (attached to, and incorporated by reference in, the Offering Circular) and in the Limited Recourse Obligation Agreement (the form of which is attached to, and incorporated by reference in, the Offering Circular). These materials will also be posted on our Platform.

The issuer is not using an external selling agent or finder in connection with this proposed offering.

Please refer to the section in Part II of this Offering Circular entitled "Plan of Distribution" for more detailed information on the Plan of Offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) From October to December 2013, the Company entered into convertible notes with investors for total proceeds of $165,000. The notes incurred interest at the rate of 8% per annum. The outstanding principal and all accrued but unpaid interest were due and payable on the earlier of January 31, 2015 ("Maturity Date") or the closing of a financing with gross proceeds of at least $1,500,000 (a "Qualified Financing"). In the event of a Qualified Financing, the outstanding principal and all accrued but unpaid interest would become automatically converted into shares of our stock issued in the financing at a price per share equal to 75% of the price per share of the financing. In the event the Company did not consummate a Qualified Financing prior to the Maturity Date, each holder of the notes had the option, at any time during the 60 days following the Maturity Date, to convert the unpaid principal and interest into shares of the Company's common stock at a price per share equal to $3,600,000 divided by the number of the then outstanding shares of common stock, including outstanding stock options and shares of common stock reserved for issuance for stock options.

From February to March 2014, the Company issued convertible notes to investors for total proceeds of $135,000. These convertible notes had the same terms as the convertible notes that were issued to investors in 2013 (collectively, the "2013 Convertible Notes").

The offering of 2013 Convertible Notes terminated on March 19, 2014. The 2013 Convertible Notes were offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act. The table below includes the name and identity for each holder of the 2013 Convertible Notes prior to their conversion to Series Seed Preferred Stock (as described in Item 6 below):

Noteholder
Alberda, Michelle Renee
American Underground, LLC
Bandwidth.com, Inc.
Boehm, Bruce (subsequently transferred to Nancy Luberoff, Mr. Boehm's wife)
Cove Road Partners LLC
Easley, Mark, Sr.
Everly, Thomas
Hingham Holdings LLC
Richard Tuley Realty, Inc.
Widen, Jason

(b) From May to August 2014, the Company issued convertible notes to investors for total proceeds of $750,000 (the "2014 Convertible Notes"). The 2014 Convertible Notes had the same terms as the 2013 Convertible Notes, with the exception of the conversion terms. The outstanding principal and all accrued but unpaid interest of the 2014 Convertible Notes would be automatically converted into shares of the Company's stock issued in a Qualified Financing at a price per share equal to the lesser of 90% of the price per share of the financing or the price per share equal to $5,000,000 divided by the number of the then outstanding shares of common stock, including outstanding stock options and shares of common stock reserved for issuance for stock options. In the event we had not consummated a Qualified Financing prior to the Maturity Date, each holder of the notes had the option, at any time during the 60 days following the Maturity Date, to convert the unpaid principal and interest into shares of our common stock at a price per share equal to $5,000,000 divided by the number of the then outstanding shares of common stock, including outstanding stock options and shares of common stock reserved for issuance for stock options.

The offering of 2014 Convertible Notes terminated on August 7, 2014. The 2014 Convertible Notes were offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act. The table below includes the name and identity for each holder of the 2014 Convertible Notes prior to their conversion to Series Seed Preferred Stock (as described in Item 6 below):

Noteholder
Boehm, Bruce (subsequently transferred to Nancy Luberoff, Mr. Boehm's wife)
Cove Road Partners LLC
Easley, Mark Sr.
Hingham Holdings LLC
IMAF Cape Fear LLC
IMAF RTP, LLC
IMAF Sandhills, LLC
Kacher Revocable Trust
LaNasa, John Andrew Revocable Trust
MDO Ventures JS LLC
Richard Tuley Realty, Inc.
Talhouni, Hamzeh

ITEM 6. Other Present or Proposed Offerings

(a) Groundfloor Properties GA LLC ("Groundfloor GA"), a wholly-owned subsidiary of the Company, is currently offering an aggregate of up to $2 million worth of unsecured notes ("Georgia Notes") to Georgia residents pursuant to the exemption from registration set forth in Section 3(a)(11) of the Securities Act, of which approximately $1,295,150 have been sold to date. Georgia Notes are to be issued in distinct series, each corresponding to a commercial loan made by Groundfloor GA to fund a real estate development project. Interest on Georgia Notes accrues annually at interest rates between 6% and 20% depending upon the underlying loan. Upon qualification of this Form 1-A, Groundfloor GA may complete the offering of any additional series of Georgia Notes that may be on going at that time; however, it will not undertake new offerings after qualification of this Form 1-A.

(b) The Company issued and sold 119,114 shares of Series Seed Preferred Stock, for total proceeds of $620,000, pursuant to the Series Seed Preferred Stock Purchase Agreement (the "Series Seed Purchase Agreement"), dated December 5, 2014 between the Company and the investors named therein. The Company expects to raise aggregate proceeds of $1.5 million through the sale of Series Seed Preferred Stock pursuant to the Series Seed Purchase Agreement, consisting of the initial closing on December 5, 2014, a subsequent closing on April 1, 2015, and one or more additional closings. In addition, the entire unpaid principal and interest outstanding under the Company's then outstanding convertible notes converted into 276,391 additional shares of Series Seed Preferred Stock pursuant to the terms of the Note Conversion Agreement, dated December 5, 2014. The shares of Series Seed Preferred Stock are being offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act.

(c) The Company (or an affiliate) intends to offer and sell Limited Recourse Obligations (or similar securities) related to additional real estate development projects through the Platform. The Company (or the affiliate) expects to file one or more new Offering Statements on Form 1-A covering the additional series of Limited Recourse Obligations for qualification with the Securities and Exchange Commission, under the NASAA Coordinated Review Program and with any individual states, to the extent necessary.

ITEM 7. Marketing Arrangements

(a) Neither the Company nor anyone named in Item 1 is aware of any arrangement:

(i) To limit or restrict the sale of other securities of the same class of those to be offered for the period of distribution;

(ii) To stabilize the market for any of the securities to be offered; or

(iii) For withholding commissions or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) There is no underwriter to confirm sales to any accounts.

ITEM 8. Relationship with Company of Experts Named in Offering Statement

No experts were employed on a contingent basis or otherwise, nor do they have any material interest in the issuer or any of its affiliated companies, their members or their agents.

ITEM 9. Use of a Solicitation of Interest Document

No publications authorized by Rule 254 were used prior to the filing of this notification with respect to the Projects covered by the current Offering.

Date of this Offering Circular: April 21, 2015

PART II
OFFERING CIRCULAR

Groundfloor Finance Inc.

3423 Piedmont Rd. NE
Atlanta, GA 30305
(678) 701-1194

Dated: April 21, 2015

This Offering Circular relates to the offer and sale of up to $630,000 in aggregate amount of Limited Recourse Obligations to be issued by Groundfloor Finance Inc., a Georgia corporation formerly known as GROUNDFLOOR Inc. (the "Company," "we," "us," or "our"). We own and operate a web-based investment platform ("Platform") on which we conduct our business. Our principal offices are located at 3423 Piedmont Rd. NE, Atlanta, GA 30305. The phone number for these offices is (404) 850-9225. Our mailing address is 3355 Lenox Rd., Suite 750, Atlanta, GA 30326 and the telephone number for this location is (678) 701-1194.

We will issue the Limited Recourse Obligations (or the "LROs") in distinct series, each corresponding to a real estate development project (each, a "Project") to be financed by a commercial loan from us (each, a "Loan"). The borrower for each Project is a legal entity (the "Developer") that owns the underlying property and has been organized by one or more individuals (each, a "Principal") that own and operate the Developer.

The LROs will be unsecured special, limited obligations of the Company. Our obligation to make payments on a LRO will be limited to an amount equal to the investor's pro rata share of amounts we receive with respect to the corresponding Loan for that LRO, net of certain fees and expenses retained by us (as described below). **We do not guarantee payment of the LROs or the corresponding Loans, and the LROs are not obligations of the Developers or their Principals.**

Important terms of the LROs include the following, each of which is described in detail in this Offering Circular:

- The LROs will have a stated, fixed annual rate of return, which will be the same as the interest rate for the corresponding Loan. The interest rates for our Loans range, subject to applicable law, between 5% and 26% and are based upon a formula described in this Offering Circular. The return for all LROs will accrue from the date of issuance.

- Payments to holders of LROs will occur within five business days of receipt of Loan Payments (as defined below) with respect to the corresponding Loan. We may make payment from any funds at our disposal. Payments on each series of LROs generally are payable by us on the same repayment terms as the corresponding Loan (either as a balloon payment at maturity or on a monthly/quarterly basis); however, we may prepay the LROs at any time without penalty.

- Unless otherwise extended under the circumstances described below, our obligation to make payments on each series of LROs will terminate on the final payment date, which will be five business days following the maturity date of the corresponding Loan. Our Loans mature six months to five years from the date the Loan is made (which we refer to as the "origination date"). If any principal or interest payments in respect of the corresponding Loan remains due and payable to the Company on the final payment date of the LRO, the termination of our obligation to make payments thereunder will be automatically extended for no more than two years. In such case, the Company's obligation to make any payments on such series of LROs will terminate on the first to occur of (i) the date on which all principal and interest payments in respect of the Loan have been paid in full, (ii) the date on which all available Liquidation Proceeds (as defined below) have been applied in accordance with the LRO, or (iii) the second anniversary of the final payment date (the "extended payment date").

- The LROs will be unsecured special, limited obligations of the Company, and you will not have any security interest in any of our assets, including the Loan and the proceeds of the Loans, nor will the LROs be secured by any assets of the Developer. Each Loan will be secured by the assets of the corresponding Project. This lien is for our benefit only. In the event of a default on the Loan, we will pay to investors their pro rata share of any amounts we recover under our security interest, net of any applicable fees and expenses retained by us (as discussed below).

- We will issue LROs in denominations of $10 and integral multiples of $10. The minimum LRO amount is $10 and the maximum LRO amount is the maximum amount of the corresponding Loan. Generally, the Loans we offer range between $15,000 and $500,000.

- All LROs will be issued in electronic form only. All LROs will be offered only through our Platform to potential investors who have registered and established a funding account on the Platform, and there will be no commissioned sales agents, underwriters or underwriting discounts. See "Plan of Distribution."

This Offering Circular relates only to the offer and sale of the five separate series of LROs corresponding to the same number of Projects for which we intend to extend Loans (the "Offering"). The specific terms for each series of LROs being offered under this Offering Circular are set forth in "The Limited Recourse Obligations Covered by this Offering Circular" below and in the corresponding Loan Summaries and the form of LRO Agreement, which are attached and incorporated by reference into this Offering Circular.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We will offer LROs under this Offering Circular until the earlier of (1) the closing on all of the series of LROs covered by this Offering Circular, (2) one year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that we so determine. The offering of each particular series of LROs will commence promptly after the date this Offering Circular becomes effective.

Each offering of a series of LROs remains open for such period of time as we may determine at the time the offering is posted on our Platform. We refer to this as the "Offering Period". We currently plan to keep the Offerings open for 30 days (unless the Offering of a particular series of LROs is fully subscribed with irrevocable funding commitments before the end of such period); however, we may extend that period in our sole discretion (with notice to potential investors), up to a maximum of 45 days. We will notify investors who have previously committed funds to a Project of any such extension by email and will post a notice of the extension on the corresponding Project Listing (as defined below) of our Platform. A commitment to purchase LROs becomes irrevocable following expiration of the Withdrawal Period (as defined below). A commitment to purchase LROs made after expiration of the Withdrawal Period, if any, will be irrevocable when authorized and may not be withdrawn. The closing and funding of each Loan is expected to occur within five business days of the end of the Offering Period or on such earlier date as the Offering of that series of LROs is fully subscribed with irrevocable funding commitments. If the offering of a series of LROs is terminated before, or not fully subscribed with irrevocable funding commitments by, the end of the Offering Period, we will notify investors and promptly release committed funds and make them available in their funding accounts.

This Offering is being conducted on a "best-efforts" basis, which means our officers, including Brian Dally and Nick Bhargava, will use their commercially reasonable best efforts in an attempt to sell the LROs. Messrs. Dally and Bhargava will not receive any commission or any other remuneration for these sales. In offering the LROs on our behalf, Messrs. Dally and Bhargava will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The LROs are not listed on any national securities exchange or on the over-the-counter inter-dealer quotation system. There is no market for the LROs.

The LROs offered hereby may only be purchased by investors residing in California, Georgia, Illinois, Maryland, Massachusetts, Texas, Virginia, Washington, and the District of Columbia. This Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the laws of any such state. In addition, the LROs are offered only to investors who meet certain financial suitability requirements. See "Investor Suitability Requirements."

YOU SHOULD MAKE YOUR OWN DECISION WHETHER THIS OFFERING MEETS YOUR INVESTMENT OBJECTIVES AND RISK TOLERANCE LEVEL. NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

These are speculative securities. Investment in the LROs involves significant risk. You may be required to hold your investment for an indefinite period of time and should purchase these securities only if you can afford a complete loss of your investment.

See the "Risk Factors" section on page 14 of this Offering Circular for a discussion of the following and other risks:

- Our auditor has expressed substantial doubt about our ability to continue as a going concern.

- The LROs are unsecured special, limited obligations of the Company. To the extent we are unable to collect Loan Payments, we will not be obligated to make the payment under the corresponding series of LROs.

- The payment obligations of the Developer are not guaranteed or insured by any third party, and, in the event of a default, you must rely on us or a third-party collection agency to pursue collection against the Developer.

- Real estate projects involve considerable risk, which may affect the Developer's ability to make its Loan Payments.

Date of this Offering Circular: April 21, 2015

- We have a limited operating history, and, as an online company in the early stages of development, we face increased risks, uncertainties, expenses, and difficulties.

- We will need to raise substantial additional capital to fund our operations, and, if we fail to obtain additional funding, we may be unable to continue operations.

- When you commit to purchase any LROs, the LROs may not be issued until the end of the Offering Period with respect to that specific series of LROs, which may be as long as 45 days. In addition, the funding and closing of each Loan may not occur until five business days following the end of the Offering Period (including any extension). However, your commitment to purchase LROs only becomes irrevocable following, or if it is made after, expiration of the Withdrawal Period. The funds you have irrevocably committed toward the purchase of your LROs will not be available for investment in other LROs or for withdrawal from your funding account. Because your funds do not earn interest, the delay in issuance of your LROs will have the effect of reducing the effective rate of return on your investment.

- If we were to become subject to a bankruptcy or similar proceeding, your rights could be uncertain, your recovery of any funds due on the LROs may be substantially delayed, and any funds you do recover may be substantially less than the amounts due or to become due on the LROs.

- We have a lack of experience in developing real estate projects similar to the Projects detailed in this Offering Circular and have relied upon data provided by the Developer or obtained from third parties in determining whether to issue the Loans, and such data may be inaccurate or intentionally false.

- Your investment is highly illiquid, and we do not have the ability to provide any liquidity options at this time.

- If we become subject to the Investment Company Act of 1940 (the "Investment Company Act"), it could have a material adverse effect on us, and it is probable that we would be terminated and liquidated.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OFFERED SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Date of this Offering Circular: April 21, 2015

	Offering Price to the Public	Commissions	Net Proceeds (25% of LROs Sold)(1)(2)	Net Proceeds (50% of LROs Sold)(1)(2)	Net Proceeds (75% of LROs Sold)(1)(2)	Net Proceeds (100% of LROs Sold)(1)(2)
Per Unit	**$10**	**N/A**	**$10**	**$10**	**$10**	**$10**
Total	**$630,000**	**N/A**	**$157,500**	**$315,000**	**$472,500**	**$630,000**

(1) We estimate all expenses for this Offering to be approximately $400,000, which will not be financed with the proceeds of the Offering.
(2) Assumes no promotions or discounts applied to any Offerings covered by this Offering Circular.

IMPORTANT NOTICES TO INVESTORS

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE LIMITED RECOURSE OBLIGATIONS HAVE NOT BEEN QUALIFIED UNDER THE SECURITIES LAWS OF ANY STATE OR JURISDICTION. WE PLAN TO QUALIFY THE OFFERING WITH THE CALIFORNIA, GEORGIA, ILLINOIS, MARYLAND, MASSACHUSETTS, TEXAS, VIRGINIA, WASHINGTON AND DISTRICT OF COLUMBIA SECURITIES REGULATORY BODIES AND THE SECURITIES REGULATORY BODIES OF OTHER STATES AS WE MAY DETERMINE FROM TIME TO TIME. WE MAY ALSO OFFER OR SELL LIMITED RECOURSE OBLIGATIONS IN OTHER STATES IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE LAWS OF THOSE OTHER STATES.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE THESE SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS OFFERING CIRCULAR, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

Date of this Offering Circular: April 21, 2015

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other attachments (including the Loan Summaries and form of LRO Agreement), consists of a total of 158 pages.

Date of this Offering Circular: April 21, 2015

OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all of the information that you should consider before investing in the LROs. You should carefully read the entire Offering Circular, especially concerning the risks associated with the investment in the securities covered by this Offering Circular discussed under the "Risk Factors" section on page 14 and the information contained in the Loan Summaries. We use the terms "the Company," "our company," "we," "us," and "our" to refer to Groundfloor Finance Inc., a Georgia corporation formerly known as GROUNDFLOOR Inc. Some of the statements in this Offering Circular are forward-looking statements. See the section entitled "Special Note Regarding Forward-Looking Statements" on page 31.

This Offering Circular relates to the Offering of up to $630,000 in aggregate amount of five separate series of LROs, corresponding to the same number of Loans and Projects, each as identified below. See "The LROs Covered by this Offering Circular" below and the corresponding Loan Summaries, which are attached and incorporated by reference into this Offering Circular, and form of LRO Agreement.

Our Business

General

Originally formed as Fomentum Labs LLC, a North Carolina limited liability company, in January 2013, we converted into a North Carolina corporation on July 26, 2013 under the name GROUNDFLOOR Inc. Effective August 5, 2014, we changed the domiciliary state of the corporation to Georgia under the name Groundfloor Finance Inc. Our principal offices are located at 3423 Piedmont Rd. NE, Atlanta, GA 30305. The phone number for these offices is (404) 850-9225. Our mailing address is 3355 Lenox Rd., Suite 750, Atlanta, GA 30326 and the telephone number for this location is (678) 701-1194.

The Platform and Limited Recourse Obligations

We use our web-based platform ("Platform") to provide real estate development investment opportunities to the public, specifically for these purposes through the issuance and sale of Limited Recourse Obligations. Investors under this Offering Circular have the opportunity to buy Limited Recourse Obligations issued by the Company and designate the corresponding Loans to be facilitated through our Platform. We will issue LROs in denominations of $10 and integral multiples of $10.

On each LRO in a series, we will pay the Purchase Amount and the Return (each, as defined below) earned thereon in an amount equal to each such LRO's pro rata share of the principal and interest payments, if any, we receive on (or that have been applied to) the corresponding Loan funded by the proceeds of that series of LRO, net of certain fees and expenses retained by us (as described below) (the "Loan Payments"). We will make payments on the corresponding LROs within five business days of receipt of the Loan Payments. We may make LRO Payments from any funds at our disposal. We may prepay the LROs at any time without penalty. If we become subject to a bankruptcy or similar proceeding, you as holder of an LRO will have a general unsecured claim against us that may or may not be limited in recovery to borrower payments in respect of the corresponding Loan. See "Risk Factors—If we were to become subject to a bankruptcy or similar proceeding . . . ."

The LROs will be unsecured special, limited obligations of the Company only and not obligations of any Developer or of its Principal(s). The LROs are unsecured, and holders of the LROs do not have a security interest in the corresponding Loans or the proceeds of those corresponding Loans, or in any assets of the Company or any Developer or its Principal(s). We do not guarantee payment of the LROs or the corresponding Loans.

The intended focus of the financing program is the commercial market for lending to developers of residential and small commercial real estate projects owned and occupied by parties other than the real estate developer that owns and operates the Project or toward refinancing existing indebtedness. The borrower for each Project is a legal entity (the "Developer") that owns the underlying property and has been organized by its Principal(s). Proceeds from the Loans typically will be applied toward the Project's acquisition and/or renovation or construction costs. In some circumstances, we may permit a portion of the proceeds from the Loan to be used by the Developer to offset a portion of the purchase price of the property, but such offset will then reduce its amount of "skin-in-the-game" the Developer would have in the Project (see below under "Description of the Business—Our Loans to Developers— Credit Risk and Valuation Assessment—Our Grading Algorithm—Skin-in-the-Game").

Generally, the Loans we offer range between $15,000 and $500,000, at interest rates that range, subject to applicable law, between 5% and 26% and mature six months to five years from the date when the Loan is made. See "The LROs Covered by this Offering Circular" below for the specific terms of each series of LROs offered under this Offering Circular. See also the corresponding Loan Summaries and the form of LRO Agreement, which are attached and incorporated by reference into this Offering Circular. We will fund each Loan out of the proceeds of the sale of the series of corresponding LROs. The Developer will use the Loan proceeds to complete the Project, repaying principal and interest (either as a balloon payment at maturity or on a monthly/quarterly basis) to us.

We will take out a lien on the real estate underlying the Project to secure the Loan; however, investors in the corresponding series of LROs will not have any recourse against the Developer, its Principals or against us, except for the investors' pro rata share of any Loan Payments we receive from the Developer. See "Example Loan and Projected Investor Return" below.

We will charge Developers origination and servicing fees (which currently range, on a combined basis, between 2% and 6% of the principal loan amount requested by the Developer for the Project), which may be included in the total amount of the Loan. We do not currently charge investors fees in connection with our offerings or for the use of our Platform. See below and "Description of the Company's Business—Fees and Related Expenses."

The general terms of the LROs are summarized in the following table. See "General Terms of the LROs" below for additional information. For specific details on the information for each series of LROs covered by this Offering Circular and their corresponding Loans and Projects, see "The LROs Covered by this Offering Circular" below, the corresponding Loan Summaries and the form of LRO Agreement, which are attached and incorporated by reference into this Offering Circular.

General Terms of the LROs

Issuer	Groundfloor Finance Inc., a Georgia corporation.
Security Offered	Limited Resource Obligations, or LROs, issued in series, with each series of LROs related to a corresponding Loan. All LROs will be issued in electronic form only. All LROs will be offered only through our Platform to potential investors who have registered and established a funding account on the Platform, and there will be no commissioned sales

	agents, underwriters or underwriting discounts. See "Plan of Distribution."
Minimum Purchase Amount	Investments may be made in denominations of $10 and integral multiples of $10. We refer to the aggregate amount invested by a holder of a single LRO of a series as the "Purchase Amount" of that LRO. The aggregate Purchase Amounts of all LROs of a particular series will equal the total principal amount of the corresponding Loan.
Return	The annual rate of return on the LRO (the "Return"), which will be the same as the interest rate for the corresponding Loan. The Return for each LRO will accrue from the date of issuance.
Loan Payments	The Company will pass along to the holders of each series of LROs all amounts received by the Company as payment of (or application by the Company of any payment to) the corresponding Loan, including, without limitation, all payments or prepayments of principal and interest (including any penalty or default interest), any prepayment premium, late charges and any Liquidation Proceeds; provided, however, that such payments shall be net of any Company Fees and Expenses (as defined below), Liquidation Costs (as defined below), loan modification fees, prepayment fees or fees deducted by a backup or successor servicer (the categorization of all such items to be determined by the Company in a manner consistent with the Loan Agreement) ("Loan Payments").
Final Payment Date	The date our obligation to make payments on a series of LROs terminates, unless otherwise extended. The final payment date for each series of LROs will be five business days following the maturity date of the corresponding Loan. After such termination, any payments that the Company receives in respect of (or application by the Company of any payment to) the Loan shall not be required to be paid to the holders of such series of LROs.
Extended Payment Date	If, on the final payment date, any principal or interest payments in respect of the corresponding Loan remain due and payable to the Company, our payment obligation with respect to that series of LROs will automatically be extended for no more than two years. In such case, the Company's obligation to make any payments on such series of LROs will terminate on the first to occur of (i) the date on which all principal and interest payments in respect of the Loan have been paid in full, (ii) the date on which all available Liquidation Proceeds have been applied in accordance with the LRO, or (iii) the extended payment date, and, even if principal or interest payments in respect of the Loan remain due and payable to the Company at that time, any payments that the Company receives in respect of (or application by the Company of any payment to) the Loan thereafter will not be required to be paid to the holders of such series of LROs.
Prepayment	We may prepay the LROs at any time without penalty.
Investment Documents	All investors must agree to our Investor Agreement, which governs the general rights and obligations in connection with investing in LROs through our Platform, in addition to the other Investment Documents (as described below). In addition, the offer and sale of each series of LROs, as well as certain rights and obligations of purchasers of a series of LROs and of the Company, are

	governed by a LRO Agreement. The standard form of LRO Agreement is attached to, and incorporated by reference in, this Offering Circular. Investors may review the LRO Agreement applicable to a particular series of LROs by accessing the hyperlink on the corresponding Project Listing on our Platform.
LRO Payments	Payments to holders of each series of LROs (the "LRO Payments") will occur within five business days of receipt of Loan Payments with respect to the corresponding Loan. We may make LRO Payments from any funds at our disposal. The repayment schedule on each series of LROs generally reflects the same repayment schedule (subject to prepayment) as the corresponding Loan. The repayment schedule for the Loans will vary by Project; however, typically repayment is made either as a balloon payment at maturity or interest only on a monthly/quarterly basis, with the principal amount paid at maturity. Longer term Loans may also be structured as a balloon payment, but all of our Loans with a maturity date of less than one year are structured as a balloon repayment.
Ranking	The LROs will not be contractually senior or contractually subordinated to any indebtedness of the Company. The LROs will be unsecured special, limited obligations of the Company. Holders of the LROs do not have a security interest in the corresponding Loans or the proceeds of those corresponding Loans, or in any assets of the Company, any Developer or any of its Principals. We do not guarantee payment of the LROs or the corresponding Loans, and the LROs are not obligations of the Developers or its Principals. We will be obligated to make payments on the LROs only if and to the extent we receive Loan Payments on the corresponding Loan. We will pay to holders of the corresponding series of LROs their pro rata share of such Loan Payments. Loan Payments will be secured by the assets of the corresponding Project. In the event of a bankruptcy or similar proceeding of the Company, the relative rights of the holder of a LRO as compared to the holders of unsecured indebtedness of the Company are uncertain. If we were to become subject to a bankruptcy or similar proceeding, the holder of a LRO will have an unsecured claim against us that may or may not be limited in recovery to the corresponding Loan. For a more detailed description of the possible implications if Groundfloor were subject to a bankruptcy or similar proceeding, see "Risk Factors—If we were to become subject to a bankruptcy or similar proceeding . . ." and "Risk Factors—In a bankruptcy or similar proceeding of the Company . . . ."
Offering Period	The offering of each particular series of LROs will commence promptly after the date this Offering Circular becomes effective with respect to a particular Project and corresponding series of LROs. Each offering of a series of LROs remains open for such period of time as we may determine at the time the offering is posted on our Platform. The Offering or the offer of any particular series of LROs may be terminated at our election at any time. We currently plan to keep the Offering open for 30 days (unless the offering of a particular series of LROs is fully subscribed with irrevocable funding

	commitments before the end of such period); however, we may extend that period in our sole discretion (with notice to potential investors), up to a maximum of 45 days. A commitment to purchase LROs becomes irrevocable following expiration of the Withdrawal Period. Commitments to purchase LROs made after expiration of the Withdrawal Period, if any, are irrevocable when authorized and may not be withdrawn. The closing and funding of each Loan is expected to occur within five business days of the end of the Offering Period or on such earlier date as the Offering of that series of LROs is fully subscribed with irrevocable funding commitments. If the offering of a series of LROs is terminated before, or not fully subscribed with irrevocable funding commitments by, the end of the Offering Period, we will notify investors and promptly release committed funds and make them available in their funding accounts.
Use of Proceeds	We will use the proceeds received by the sale of each series of LROs to finance corresponding Loans made to the respective Developers. See the section titled "Use of Proceeds."
Secondary Trading	The LROs do not contain any provision restricting their transferability, other than the requirements that any transfer be conducted consistent with applicable law, any transferee register as an investor with us, and that such transferee agrees to the terms of the Investor Agreement and the LRO Agreement governing such series of LROs. However, the LROs will not be listed on any securities exchange, nor do we have plans to establish any kind of trading platform to assist investors who wish to sell their LROs. We will not facilitate or otherwise participate in the secondary transfer of any LRO. There is no public market for the LROs, and none is expected to develop. Certain states, including California and Texas, also impose additional statutory restrictions on secondary trading of the LROs purchased in the Offering, which may further restrict the transferability of the LROs. **Prospective investors are urged to consult their own legal advisors with respect to secondary trading in the LROs.**
Risk Factors	An investment in any series of LROs involves a high degree of risk. See the section entitled "Risk Factors" on page 14 of this Offering Circular and additional information that may be contained in the Loan Summaries.

General Terms of Loans to Developers

We negotiate terms of our Loans with each Developer through an application and intake process managed on our Platform. (See "Description of the Company's Business—How Our Platform Operates—Identification and Posting of Projects on Our Platform" and "Description of the Company's Business—Our Loans to Developers".) The Company and each Developer will enter into a loan agreement (the "Loan Agreement") and certain additional documents, including a promissory note, certain mortgage instruments (including a deed of trust or similar security document), and other documents or instruments evidencing or securing the Loan and any other documents entered into in connection with the Loan Agreement (together, with the Loan Agreement, the "Loan Documents").

The specific terms of the Loan corresponding to each series of LROs being offered hereby are set forth in the corresponding Loan Summaries, which are attached and incorporated by reference into this Offering Circular. This information can also be accessed through the separate landing page on our

Platform corresponding to each particular Loan and Project (each, a "Project Listing").

The following discussion provides an overview of the range of terms we will offer Developers.

Loan Principal	The total principal amount borrowed under the corresponding Loan (the "Loan Principal"), which ranges between $15,000 and $500,000 depending on the Project. We will charge Developers origination and servicing fees and closing expenses, which may be included in the total amount of the Loan or paid directly by the Developer at closing.
Interest Rate of Loans to Developers	Annual fixed interest rate between 5% and 26%, depending upon the Project and subject to applicable law. Interest begins to accrue on all Loan Principal from the origination date of the Loan, irrespective of when funds are advanced to Developers.
Advancement of Loan Proceeds	We will administer the Loan. The proceeds of the Loan (less any fees and expenses included in the Loan Principal) (the "Loan Proceeds") will remain in an account maintained at Wells Fargo titled in our name "for the benefit of" Groundfloor Developers (the "Developer FBO Account") until disbursed pursuant to the terms of the Loan Agreement. We typically disburse amounts to the Developer from time to time as construction advances or draws (each, a "Draw"). We may (under limited circumstances, for instance if the Loan Principal is $50,000 or less or a greater amount when used for acquisition of a property) advance the full amount of the Loan Proceeds to the Developer on the origination date of the Loan.
Maturity Date of Loans to Developers	Varies by Project. The maturity of the Loans typically ranges between six months and five years.
Repayment Terms of Loans to Developers	The repayment schedule for the Loans will vary by Project; however, typically repayment is made either as a balloon payment at maturity or interest only on a monthly/quarterly basis, with the principal amount paid at maturity. Longer term loans may also be structured as a balloon payment, but all of our Loans with a maturity date of less than one year are structured as a balloon repayment.
Prepayment	Loan Payments may be prepaid without penalty.

We have registered the Offering with the securities regulators through the North American Securities Administrators Association's ("NASAA") Coordinated Review Program for Regulation A Offerings in California, Illinois, Maryland, Massachusetts, Texas, Virginia, Washington, and the District of Columbia and such other state securities regulators as we may determine from time to time. Qualification in Georgia has been obtained outside of the NASAA Coordinated Review Program. We may also offer or sell LROs in other states in reliance on exemptions from registration requirements of the laws of those states. We do not make any general solicitation or advertisement of this Offering in any jurisdiction that this Offering is not registered. This Offering is being conducted on a "best-efforts" basis, which means our officers will attempt to sell the shares to prospective investors through our Platform without the use of an underwriter. We will not pay any commission or other remuneration to the officers for these efforts. In the future, we may conduct separate offerings of additional series of LROs under Regulation A or in reliance on other exemptions from federal and state registration requirements.

Date of this Offering Circular: April 21, 2015

The LROs Covered by this Offering Circular

This Offering Circular relates only to the offer and sale of five separate series of LROs corresponding to the same number of Projects for which we intend to extend Loans. Each series of LRO is denominated by the corresponding Project's name. The following table identifies certain information for each series of LROs being offered pursuant to this Offering Circular, with additional information set forth in a corresponding Loan Summary attached to this Offering Circular. This information can also be accessed through our Platform on the corresponding Project Listing.

The table below identifies general information about each series of LROs we are offering under this Offering Circular, including: the name (which typically corresponds to the address of the corresponding Project), the aggregate Purchase Amount being offered (which is the same as the total principal amount of the corresponding Loan), the stated Return (which is the same as the interest rate on the corresponding Loan), and the repayment terms and corresponding final payment date and extended payment date. The table below also identifies general information about the corresponding Loan and Project, including the name of the Developer and its Principals, if any, the purpose for the Loan and the address/location of the Project. It also summarizes the specific terms of the corresponding Loan, including the Loan Principal, letter grade and interest rate fixed for such Loan (both of which are derived through our proprietary Grading Algorithm described in greater detail in "Description of the Company's Business—Our Loans to Developers—Credit Risk and Valuation Assessment—Our Grading Algorithm" below), term of the Loan, manner of repayment, loan position (i.e., whether we will hold a first or second tier security interest on the Loan) and whether financing the Loan (and completion of the sale of the corresponding series of LROs) is subject to any conditions.

<table>
<tr><th colspan="2">Series of LRO/Project Name: Lot 50 Dawson Forest Manor Dawsonville, GA</th></tr>
<tr><td>Aggregate Purchase Amount of the LRO: $165,000</td><td>Return Rate of the LRO: 13.4% per annum</td></tr>
<tr><td>Repayment Terms: 12 months from issuance, balloon payment</td><td>Final Payment Date: 12 months and five business days following issuance

Extended Payment Date: two years following Final Payment Date (unless the Loan is repaid or settled earlier)</td></tr>
<tr><td>General Information on Project:</td><td>Details of Loan:</td></tr>
<tr><td>• Developer: Woodbridge Homebuilders
• Purpose for Loan: New Construction
• Address/Location of Project:
Lot 50 Dawson Forest Manor,
Dawsonville, GA 30534</td><td>• Loan Principal: $165,000
• Interest Rate: 13.4% and Grade: C
• Term and Repayment Terms:
12 months – Balloon payment
• Loan Position: First Lien</td></tr>
<tr><td colspan="2">Financing Conditions:</td></tr>
<tr><td colspan="2">• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.</td></tr>
</table>

Series of LRO/Project Name: 724 49th Pl NE Washington, D.C.	
Aggregate Purchase Amount of the LRO: $130,000	**Return Rate of the LRO:** 6.4% per annum
Repayment Terms: 12 months from issuance, balloon payment	**Final Payment Date:** 12 months and five business days following issuance **Extended Payment Date:** two years following Final Payment Date (unless the Loan is repaid or settled earlier)
General Information on Project:	**Details of Loan:**
• Developer: DMV Homes • Principal: Rick Lung • Purpose for Loan: New Construction • Address/Location of Project: 724 49th Pl NE, Washington, D.C. 20019	• Loan Principal: $130,000 • Interest Rate: 6.4% and Grade: A • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions:	
• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.	

Series of LRO/Project Name: 1662 Kramer St NW Washington, D.C.	
Aggregate Purchase Amount of the LRO: $140,000	**Return Rate of the LRO:** 6.4% per annum
Repayment Terms: 12 months from issuance, balloon payment	**Final Payment Date:** 12 months and five business day following issuance **Extended Payment Date:** two years following Final Payment Date (unless the Loan is repaid or settled earlier)
General Information on Project:	**Details of Loan:**
• Developer: DMV Homes • Principal: Rick Lung • Purpose for Loan: New Construction • Address/Location of Project: 1662 Kramer St NW, Washington, D.C. 20002	• Loan Principal: $140,000 • Interest Rate: 6.4% and Grade: A • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions:	
• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.	

Series of LRO/Project Name: 1980 English Ln Atlanta, GA	
Aggregate Purchase Amount of the LRO: $115,000	**Return Rate of the LRO:** 9.6% per annum
Repayment Terms: 12 months from issuance, balloon payment	**Final Payment Date:** 12 months and five business days following issuance **Extended Payment Date:** two years following Final Payment Date (unless the Loan is repaid or settled earlier)
General Information on Project:	**Details of Loan:**
• Developer: Summit & Crowne Partners • Purpose for Loan: Renovation • Address/Location of Project: 1980 English Ln, Atlanta, GA 30337	• Loan Principal: $115,000 • Interest Rate: 9.6% and Grade: B • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions:	
• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.	

Series of LRO/Project Name: 514 W. Ontario Ave SW Atlanta, GA	
Aggregate Purchase Amount of the LRO: $80,000	**Return Rate of the LRO:** 9.6% per annum
Repayment Terms: 12 months from issuance, balloon payment	**Final Payment Date:** 12 months and five business days following issuance **Extended Payment Date:** two years following Final Payment Date (unless the Loan is repaid or settled earlier)
General Information on Project:	**Details of Loan:**
• Developer: Armistead Holdings, LLC • Principal: John Mangham • Purpose for Loan: Renovation • Address/Location of Project: 514 W. Ontario Ave SW, Atlanta, GA 30310	• Loan Principal: $80,000 • Interest Rate: 9.6% and Grade: B • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions:	
• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.	

The LROs will be unsecured special, limited obligations of the Company only, and, although repayment of those obligations is based solely upon repayment of the Loan by the Developer, you will not have any recourse against the Developer or its Principals. (See "Description of the Company's Business—Project Funding and Payment of Investor Returns—Servicing and Collection of Loans" and "General Terms of the LROs—LRO Payments and Term.") Your recourse against us is limited to an amount equal to your pro rata share in Loan Payments we secure from the Developer.

Each Loan will be secured by the assets of the corresponding Project. This lien is for our benefit only. In the event of a default on the Loan, we will pay to investors their pro rata share of any amounts we recover under our security interest, net of any applicable fees and expenses retained by us (as discussed below). The LROs are unsecured, and holders of the LROs do not have a security interest in the corresponding Loans or the proceeds of those corresponding Loans, or in any other assets of the Company, any Developer or any of the Developers' Principals. We do not guarantee payment of the LROs or the corresponding Loans, and the LROs are not obligations of the Developers or its Principals. (See "General Terms of the LROs—Unsecured Obligations.")

Fees and Related Expenses

The LRO Agreement provides that Loan Payments include all payments or prepayments of principal and interest (including any penalty or default interest charged on the Loan), any prepayment premiums, late charges and any Liquidation Proceeds; but will be net of any Company Fees and Expenses, Liquidation Costs, loan modification fees, prepayment fees, and fees deducted by a backup or successor servicer (the categorization of all such items to be determined by the Company in a manner consistent with the Loan Documents).

For all Loans, we charge an origination fee and a servicing fee. In most instances, our origination and servicing fees (which typically range, on a combined basis, between 2% and 6% of the principal loan amount requested by the Developer) are included in the total amount of the Loan financed through our Platform. Less frequently, a Developer will directly pay the origination and servicing fees to us at closing. Developers are also responsible for paying closing costs as well as the costs of obtaining the title search and title insurance. The Developer may elect to include these costs in the total amount of the Loan financed through our Platform or may directly pay these expenses at closing. Typically, the combined costs of closing, title search, and title insurance range from $500 to $1,500. We retain all of these fees and reimbursements. None are included in the Loan Payments distributed to investors.

We may also charge fees in connection with administering the Loan Documents, including check processing or administrative fees in connection with facilitating Draw payments or other disbursements of loan proceeds and fees imposed on the Company or its agent in respect of a Loan when the Company's payment request is denied for any reason, including, but not limited to, non-sufficient funds in the Developer's bank account or the closing of such bank account (the "Company Fees and Expenses"). We typically deduct Company Fees and Expenses from undrawn Loan Proceeds; however, if insufficient Loan Proceeds remain available to cover those amounts, we will invoice the Developer directly for those fees and expenses. We do not distribute any Company Fees and Expenses to investors.

We currently do not charge any prepayment fees to Developers or incur fees or expenses in connection to the engagement of a backup or successor servicer. In the event we do incur such fees and expenses in the future, we would retain any reimbursements received from Developers and/or reduce Loan Payments that are distributed to investors by such amounts. If we impose a prepayment premium on Loans in the future, we would include those amounts in Loan Payments passed on to investors.

We may charge the Developer (and retain) a fee in connection with an extension or modification of the Loan. Whether we charge a modification fee (and the amount of such fee) will vary based on the modification, the complexity and time involved to negotiate and document the modification, the increased burden or administration required to service the modified Loan, and other facts and circumstance that may exist at the time of the modification. See "Description of the Company's Business—Project Funding and Payment of Investor Returns —Servicing and Collection of Loans", We typically deduct modification fees from undrawn Loan Proceeds; however, if insufficient Loan Proceeds remain available to cover the loan modification fee, we invoice the Developer directly for these expenses. Loan modification fees are retained by the Company and are not included in Loan Payments passed on to investors.

In addition, we may increase the interest rate applied to the Loan, subject to applicable law, as a penalty in the event of an extension or modification. We use our discretion when determining whether to apply penalty interest to a modification (separate and apart from late charges and/or default interest that may be imposed) and we make a determination about whether to apply a penalty (and the amount, if any) on a case by case basis. However, under current policy, penalty rates typically range between 0%-2%. See "Description of the Company's Business—Project Funding and Payment of Investor Returns — Servicing and Collection of Loans", All penalty interest will be passed along to the investor in the Loan Payments that are distributed on a payment date.

In the event a Developer fails to make payment on a due date, we have the option to pursue various remedies, including imposing a late charge (equal to the lesser of (i) 4% of the unpaid payment amount or (ii) the maximum amount permitted to be charged under applicable law) or charging interest at a default rate (equal to the less of (i) twenty percent (20%) per annum or (ii) the maximum rate permitted to be charged under applicable law). Late charges and the default rate are applied to the outstanding amount then owed and calculated form the original date the payment was due. See "Description of the Company's Business—Project Funding and Payment of Investor Returns —Servicing and Collection of Loans", The late fee and/or default interest, as applicable, will be passed on to investors (and thus included in any Loan Payments passed on to investors (assuming such amounts are collected prior to the extended payment date).

Any and all payments and repayments received by us in connection with any exercise of remedies with respect to the Loan Documents (collectively, the "Liquidation Proceeds") will be applied (i) first, to all costs and expenses of any nature whatsoever incurred by us for the maintenance, preservation, defense, protection, sale, other disposition, collection, and enforcement of the Loan Documents, including without limitation (a) court costs and reasonable attorneys' fees, expenses, and disbursements and (b) any Defense Expenses (as defined below) (collectively, the "Liquidation Costs"), (ii) second, to any prepayment premium owed by the Developer under the Loan Documents, (iii) third, to accrued and unpaid interest owed by the Developer under the Loan Documents, and (iv) fourth, to the outstanding Loan Principal. We will pass along any Liquidation Proceeds (other than the Liquidation Costs) to investors. See "General Terms of the LROs—Liquidation Proceeds, Costs, and Expenses" below.

The chart below summarizes the treatment of the various fees we charge and expenses we incur in connection with our underwriting and loan administration services.

Type of Fee	**Amount of Fee/Expense**	**Application of Fees**
Origination and Servicing Fees	Typically ranging (on a combined basis) from 2% to 6%	Charged to each Developer and retained by us. Total fees typically included in total amount of the Loan funded on our Platform or paid directly by the Developer at closing. (These fees do not impact any Loan Payments.)
Closing Expenses	$500 to $1,500	Charged to Developer. Fee is typically included in total amount of the Loan funded on our Platform or paid directly by Developer at closing. (These fees do not impact any Loan Payments.)
Check Processing Fee	Up to $15	Fees would be paid by Developer and retained by us. (Loan Payments are net of these amounts.)

Type of Fee	Amount of Fee/Expense	Application of Fees
Non-sufficient funds	$15 to $35	Fees would be paid by Developer and retained by us. (Loan Payments are net of these amounts.)
Back Up Expenses	Currently N/A	Expenses would be passed through to investors and retained by us. (Loan Payments would be net of these amounts.)
Prepayment Fees	Currently N/A	Fees would be paid by Developer and retained by us. (Loan Payments would be net of these amounts.)
Prepayment Premium	Currently N/A	Premium would be paid by Developer and passed through to investors. (Loan Payments would include any prepayment premium.)
Loan Modification Fees	Variable	Fees paid by Developer and retained by us. (Loan Payments are net of these amounts.)
Penalty Interest Rate	Variable. Typically, up to an additional 2%, subject to applicable law	Additional interest paid by Developer and passed through to investors. (Loan Payments include penalty interest.)
Late Charge	The lesser of 4% or the maximum amount permitted to be charged under applicable law	Late fees paid by Developer and passed through to investors. (Loan Payments include late fees.)
Default Rate	The lesser of 20% or the maximum rate permitted to be charged	Additional interest paid by Developer and passed through to investors. (Loan Payments include any default interest.)
Liquidation Costs	Variable	Expenses paid by us and retained by us out of the Liquidation Proceeds. (Loan Payments are net of these amounts.)
Liquidation Proceeds	Variable	Funds passed through to investors, less the Liquidation Costs. (Loan Payments include Liquidation Proceeds.)

We do not currently charge investors fees in connection with our offerings or for the use of our Platform. See the section titled "Description of the Company's Business—Fees and Related Expenses" beginning on page 67 for more information.

Example LRO and Projected Investor Return

By way of illustration, assume we approve an acquisition and construction Loan with the following terms: $100,000 in principal amount, with a 10% interest rate over a 12-month term, and a balloon payment upon maturity. We would offer LROs covering $100,000 in aggregate Purchase Amount, at a Return of 10%.; with the initial payment date of 12 months, plus five business days, following the date of issuance.

If the Developer elects to include our origination and servicing fees (of $4,000 or 4%) and closing expenses (of $1,000) in the Loan Principal, upon funding of the Loan by investors, the Developer's FBO Account would be credited with $95,000 (equal to the entire Loan Principal of $100,000 less the $5,000 in fees and expenses, which we retain). Interest on the entire $100,000 would accrue during the 12-month term of the Loan, and at the end of that 12-month term (assuming there are no additional fees and expenses incurred by the Company and no prepayment, modification or default by the Developer), the

Developer would pay us a total of $110,000 (equal to the entire Loan Principal of $100,000, plus $10,000 of accrued interest). Within five business days following receipt of that payment from the Developer, we would promptly disburse to the holders of the corresponding series of LROs their respective LRO Payments (equal, in this instance, to their respective pro rata share of the $110,000 Loan Payment received from the Developer).

Summary Financial Information

	Five months ended October 31, 2014 (unaudited)	From Inception (January 28, 2013) to December 31, 2013 (audited)
Statement of Operations Data:		
Non-Interest Revenues - origination fees	$ 12,942	$ -
Total operating expenses	$ 830,024	$ 131,305
Net loss	$ (868,331)	$ (135,471)
Balance Sheet Data:		
Cash	$ 367,904	$ 87,833
Loans to developers	$ 215,000	$ -
Software and website development costs, net	$ 63,917	$ 28,908
Total assets	$ 660,794	$ 122,582
Accounts payable	$ 250,464	$ 77,964
Notes payable to investors	$ 250,000	$ -
Convertible notes payable	$ 1,050,000	$ 165,000
Total liabilities	$ 1,648,830	$ 257,027
Accumulated deficit	$ (1,003,802)	$ (135,471)

The above table is not adjusted to reflect the Initial and Subsequent Closings of the Series Seed Financing (each, as defined below).

Corporate Information

We are a Georgia corporation. We maintain principal executive offices at 3423 Piedmont Rd. NE, Atlanta, GA 30305. The phone number for these offices is (404) 850-9225. Our mailing address is 3355 Lenox Rd., Suite 750, Atlanta, GA 30326 and the telephone number for this location is (678) 701-1194, and our email address is contact@groundfloor.us.

RISK FACTORS

Investing in the LROs involves a high degree of risk. In deciding whether to purchase LROs, you should carefully consider the following risk factors and additional information about the risks associated with a particular series of LROs that may be contained in the Loan Summaries. Any of the following risks could have a material adverse effect on the value of the LROs you purchase and could cause you to lose all or part of your initial Purchase Amount or could adversely affect future payments you expect to receive on the LROs. Only investors who can bear the loss of their entire Purchase Amount should purchase LROs.

Risks Related to Investing in LROs

Payments on the LROs depend entirely on the payments received from the Developer. If we do not receive such payments from the Developer, you will not receive any payments on your LRO.

We will make payments on the LROs only to the extent we receive Loan Payments on the corresponding Loan. Loan Payments will be made primarily from proceeds received by the Developer for the sale, lease or refinancing of the real estate property connected with the corresponding Project, although we may make LRO Payments from any funds at our disposal. If the Developer is unable to sell, lease or refinance the property, it is likely that the Developer will be unable to make its Loan Payments, and you will not be entitled to the payments under the LRO Agreement and will not receive any such payments.

The LROs are unsecured special, limited obligations of the Company only and are not secured by any collateral or guaranteed or insured by any third party.

The LROs are unsecured special, limited obligations of the Company and will not represent an obligation of the Developer, its Principals or any other party except us. The LROs are not secured by any collateral and are not guaranteed or insured by any governmental agency or instrumentality or any third party.

The payment obligations of the Developer are not guaranteed or insured by any third party, and, in the event of a default, you must rely on us or a third-party collection agency to pursue collection against the Developer.

The Loan Payments and other obligations of the Developer under the Loan Documents are not guaranteed or insured by any third party, including its Principals, or backed by any governmental authority in any way. In the event of a default on such payment obligations, therefore, we may be limited in our ability to collect on the Developer's corresponding Loan Payments, and you will need to rely upon us or a third-party collection agency to pursue collection against such Developer. If the Developer fails to make payments on the Loan, you will not be entitled to, and will not receive, the corresponding payments on your LRO.

Although the Developer's obligations under the Loan Documents are recourse, our remedy in the event of nonpayment may be limited to the value of the property securing the debt.

The Loan Documents with each Developer will provide that such borrower's obligations under the Loan are recourse, which means that, in the event of nonpayment, we may collect any outstanding amount owed for the debt from the Developer even after we have foreclosed on the collateral securing the debt. Even though the Loan obligations are recourse to the Developer, in most cases, the Developer's assets are limited primarily to its interest in the related mortgaged property. Further, our remedies against the Developer may be limited by state law in certain jurisdictions. For instance, some jurisdictions restrict a mortgagee's right to seek a deficiency against the borrower in the event the amount realized from a foreclosure sale is insufficient to repay the underlying debt, commonly referred to as anti-deficiency statutes. Moreover, in jurisdictions where deficiency actions are permitted, the burden of proof with respect to the adequacy of the amount realized from the foreclosure is often imposed on the party seeking the deficiency, such that deficiency actions may result in costly and protracted litigation. Further, some jurisdictions continue to apply the common-law doctrine of "election of remedies" pursuant to which a mortgagee must elect either to sue for recovery under the obligation or pursue foreclosure against the property subject to the mortgage lien. While such restrictions can frequently be waived as a matter of contract, the election of remedies doctrine represents a potential defense in certain circumstances. Since the Principals are not obligors under the Loan Documents, we are limited in seeking recourse for non-payment to the borrowing entity itself. If the Developer fails to make payments on the Loan and our remedy is limited to the value of the property securing the Loan, you may lose some, or all, of the expected Return on the LROs.

If you decide to invest through our Platform and concentrate your investment in a single series of LROs, your entire return will depend on the performance of a single Loan.

If you decide to invest through our Platform and concentrate your investment in one Project, your entire return will depend on the performance of that single Project. For example, if you plan to purchase $400 of LROs and choose to invest the entire $400 in a single Project instead of investing $10 in 40 Projects corresponding to Loans of forty different Developers, your entire $400 investment will depend on the performance of a single Loan. Failing to diversify your investment increases the risk of losing your entire investment due to a single Developer's default or a small number of Developer defaults. Diversification, however, will not eliminate the risk that you may lose some, or all, of the expected Return on the LROs.

We may not set appropriate interest rates for the Loans.

If we set interest rates for the Loans too low, investors may not be compensated appropriately for the level of risk that they are assuming in purchasing a LRO, while setting the interest rate too high may increase the risk of non-payment on a Loan. In either case, failure to set rates appropriately may cause the Return on the LROs not to be commensurate with the risks investors have assumed in acquiring such LROs.

Our management team has limited experience in mortgage loan underwriting.

As of April 16, 2015, we have extended 26 loans for real estate development projects through our subsidiary, Groundfloor GA for an aggregate principal amount of $1,295,150. Loan sizes have ranged from $8,000 to $100,000, with an average loan size of approximately $49,813. Of the 26 loans funded, 11 loans had been paid back in full and 15 loans were currently outstanding as of April 16, 2015. Of the 15 outstanding loans, all were current and we are not aware of any adverse or material issues with the underlying real estate projects as of April 16, 2015. See "Management Discussion & Analysis—Overview—Georgia Notes" for additional information on each of these loans.

Prior to financing these projects, our officers had no experience in mortgage loan underwriting. If our method for evaluating potential Projects to fund and for establishing interest rates for such Projects proves flawed, investors may not receive the full return on their investment in the LROs. Although our proprietary Grading Algorithm is based upon certain quantifiable characteristics that we developed and is primarily driven by leverage and asset value, there is no assurance that the Grading Algorithm will accurately assess the risks associated with the Developer or the property for which the Loan is being sought.

Developers are generally permitted to prepay Loan obligations at any time without penalty. Developer prepayments will extinguish or limit your ability to earn additional returns on the corresponding LRO.

Prepayment by a Developer occurs when a Developer decides to pay some or all of the principal amount on the Loan earlier than originally scheduled. With most of the Projects financed on our Platform, the Developer may prepay all or a portion of the remaining principal amount at any time without penalty. Upon a prepayment of the entire remaining unpaid principal amount and accrued interest on the Loan, you will receive an amount equal to your pro rata share of such prepayment within five business days and your LRO will terminate on the final payment date without any further payments being made to you. If prevailing commercial loan rates decline in relation to the LRO's effective interest rate, the Developer may choose to prepay the Loan with lower-cost funds. If the Developer prepays a portion of the remaining unpaid principal balance on the Loan, the term for repayment of the Loan will not change, but you will not earn Return on the prepaid portion. In addition, you may not be able to find a similar rate of return on another investment at the time at which the Loan is prepaid.

The LROs will not be listed on any securities exchange, and no liquid market for the LROs is expected to develop.

The LROs will not be listed on any securities exchange or interdealer quotation system. There is no trading market for the LROs, and we do not expect that such a trading market will develop in the foreseeable future, nor do we intend to offer any features on our Platform to facilitate or accommodate such trading. The LROs are not redeemable by us. Therefore, any investment in the LROs will be highly illiquid, and investors in the LROs may not be able to sell or otherwise dispose of their LROs in the open market. Accordingly, you should be prepared to hold the LROs you purchase until our payment obligations thereunder terminate.

Our Investor Agreement and the LRO Agreement limit your rights in some important respects.

When you make an investment through our Platform, you are required to agree to the terms of our standard Investor Agreement, which sets forth your principal rights and obligations as an investor, and to agree to the terms of a LRO Agreement, which sets forth the specific terms of the series of LROs you are committing to purchase. The Investor Agreement and LRO Agreement limit the investor's right to collect or attempt to collect from any Developer or its Principals, directly or through any third party, any amount owing under any of the investor's LROs or on any of the Loan Payments that correspond to the investor's LROs.

In addition, under the Investor Agreement, we may require that any claims against us, other than claims alleging violations of federal securities laws by us or any of our officers or directors, be resolved through binding arbitration rather than in the courts. The arbitration process may be less favorable to investors than court proceedings and may limit your right to engage in discovery proceedings or to appeal an adverse decision.

Furthermore, the investor acknowledges in the Investor Agreement that the LROs are intended to be debt instruments issued by the Company that have original issue discount ("OID") for U.S. federal income tax purposes and agrees not to take any position inconsistent with that treatment of the LROs for tax, accounting, or other purposes, unless required by law.

If the offering of a series of LROs is not fully subscribed with irrevocable funding commitments, you will not be issued any of the securities you have committed to purchase and will not realize any benefit from the investment transaction.

There is no guarantee that the corresponding Loan in which you commit to purchase LROs will actually be funded. If a sufficient number of investors do not invest in a series of LROs, the offering with respect to those particular securities will not be closed and you will not be issued your securities. Your funds, intended for investment, will be released and made available in your funding account, without interest, even though you may otherwise wish to invest, and you will not have realized any benefit from the transaction.

Certain securities qualification exemptions for secondary trading in California will not be available to investors with respect to the LROs.

We have been advised by the California Department of Corporations that the exemptions for secondary trading in California available under California Corporations Code Section 25104(h) will be withheld with respect to the LROs, although there may be other exemptions to cover private sales in California of a bona fide owner for his own account without advertising and without being effected by or through a broker-dealer in a public offering. **Prospective investors are urged to consult their own legal advisors licensed to practice law in California with respect to secondary trading in the LROs.**

Risks Related to the Developer, its Principal(s) and the Project

Real estate projects involve considerable risk, which may affect the Developer's ability to make its Loan Payments.

Real estate development projects are inherently risky, and the risks they involve may affect the Developer's ability to make its Loan Payments. The risks involved in real estate development projects include the following:

- changes in the general economic climate and market conditions;
- complications involving the renovation or redevelopment of the real estate property connected to the Project;
- limited availability of mortgage funds or fluctuations in interest rates which may render the sale and refinancing of the real estate property corresponding to the Project difficult;
- unanticipated increases in real estate taxes and other operating expenses;
- environmental considerations;
- zoning laws and other governmental rules and policies; and
- uninsured losses including possible acts of terrorism or natural disasters.

The success of the Project is dependent on the performance of third parties, including the Developer and its Principal(s), over which we have no control.

We will issue a commercial loan to the Developer to fund the Project. The Developer owns and controls the Project and is responsible for various management functions that are essential to the success of the Project. The Principal(s) of that borrowing entity control and operate it. Poor management on the part of the Developer, or its Principals, could adversely affect the financial performance of the Project or expose the Project to unanticipated operating risks, which could reduce the Project cash flow and adversely affect the Developer's ability to repay the Loan.

We have limited experience in developing real estate projects.

If the Developer is unable to repay its obligations under the Loan, we may foreclose on the real estate property. Although we will seek out purchasers for the property, we may have to take an active role in the management of the Project. Prospective investors should consider that we and our management have not previously managed real estate development projects. No assurances can be given that we can operate the Project profitably.

Credit information may be inaccurate or may not accurately reflect the Developer's creditworthiness of the Developer or its Principals, which may cause you to lose part or all of the Purchase Amount you pay for a LRO.

We obtain credit information about the Principals of the Developer from consumer reporting agencies, such as TransUnion, Experian or Equifax. A credit score assigned to a Principal may not reflect the actual creditworthiness of the Developer or its Principals. (Although the Principal(s) are not personally liable for the Loan Payments, we believe his or her FICO credit score is a relevant factor in understanding the individual practices regarding debt management of the persons who will ultimately be responsible for managing the Project and servicing the debt.) In addition, we do not verify the information obtained from the credit report and the credit score of the Principal may be based on outdated, incomplete or inaccurate consumer reporting data. Additionally, there is a risk that, after we have completed our credit review, the Principal may have:

- become delinquent in the payment of or defaulted under an outstanding obligation;
- taken on additional debt; or
- sustained other adverse financial events.

Inaccuracies in the credit information obtained or subsequent events that materially impact the ability to repay the Loan or reduce creditworthiness may increase the risk that the Developer will default on its Loan, which will increase the risk that the LROs will not be repaid in full.

Information supplied by Developers, including information on the Loan Summaries, may be inaccurate or intentionally false.

Developers supply a variety of information that is included in this Offering Circular, the Loan Summaries and the Project Listings on our Platform. We do not independently verify all of the information provided by borrowers during the application and underwriting process, and it may be inaccurate or incomplete. For example, we generally do not independently verify certain of the information about the financial condition and past business experience of the Developer and business experience of its Principals, including much of the data contained in the Borrower Summary (Box G) of the Loan Summary, the proposed costs of a given construction project or the capabilities, and the experience of any contractors or sub-contractors. Further, the information the Developers supply may be inaccurate or intentionally false. Developers may misrepresent their intentions for the use of Loan Proceeds, and, if such misrepresentations negatively impact the Developer's ability to make Loan Payments, we may not be able to make corresponding payments under the terms of the LROs. See "Description of the Company—Our Loans to Developers— Due Diligence and Authentication" for the commercially reasonable efforts we use to verify or authenticate certain information provided to us and representations made by the Developers.

Other than as discussed below in "Description of the Company—Our Loans to Developers—Due Diligence and Authentication", we do not independently verify the information provided to us by borrowers, and it may be inaccurate or incomplete. If information provided by borrowers turns out to be false or misleading, you may lose part or all of the Purchase Amount you pay for a LRO. In general, information available on our Platform with respect to the LROs being offered hereby is subject to Rule 10b-5 of the Exchange Act and to the liability provisions of the Securities Act. However, we advise potential investors as to the limitations on the reliability of any information that is self-reported and not independently verified by us and caution that an investor's recourse in the event this information is false may be limited.

We have an incentive to take on as many Projects as possible, which could impair our ability to devote adequate attention and resources to collection of outstanding Loan Payments.

A significant portion of our revenues is derived from origination and servicing fees generated through financing of Projects. As a result, we have an incentive to finance as many Projects as possible to maximize the amount of origination and servicing fees we are able to generate. Increased Project volume increases the demands on our management resources and our ability to devote adequate attention and resources to the collection of outstanding Loan Payments. In the event that we take on Project volumes that exceed our ability to service outstanding Loans, our ability to make timely payments on the LROs will suffer.

We do not take any specific actions to monitor how funds are spent after they have been disbursed to the Developers.

When we finance a Project, our primary assurance that the financing proceeds will be properly spent by the Developer is the contractual covenants agreed to by the Developer and the business history and reputation of the Developer. We typically implement a Draw process for Loans (and always do so for Loans in excess of $50,000 unless the entire amount is used for acquisition of a property), which mitigates some risk of mishandling of funds by the Developer. However, we do not and cannot control how the Loan Proceeds will be used by Developers. Should the proceeds of a financing be diverted improperly, the Project might become insolvent, which could cause the purchasers of the corresponding LROs to lose their entire investment.

Risks Related to the Company and our Platform

Our auditor has expressed substantial doubt about our ability to continue as a going concern.

Our financial statements for the period ended December 31, 2013, include a going concern note from our auditors. We incurred a net loss during the period from January 28, 2013 (inception) through December 31, 2013, and had an accumulated deficit as of December 31, 2013 of $135,471. In view of these matters, our ability to continue as a going concern is dependent upon our ability to increase operations and to achieve a level of profitability. Since its inception, we have financed our operations through debt and equity financings. We intend to continue financing our future activities and our working capital needs largely from private financing from individual investors and venture capital firms until such time that funds provided by operations are sufficient to fund working capital requirements. The failure to obtain sufficient debt and equity financing and to achieve profitable operations and positive cash flows from operations could adversely affect our ability to achieve our business objective and continue as a going concern.

We have a limited operating history. As a company in the early stages of development, we face increased risks, uncertainties, expenses and difficulties.

We have a limited operating history. We were originally formed in January 2013 as Fomentum Labs LLC and converted into a North Carolina corporation in July 2013. Effective August 5, 2014, we changed the domiciliary state of the corporation to Georgia under the name Groundfloor Finance Inc. Our Platform has been operated in its current form only since November 2013. We formed Groundfloor Properties GA LLC ("Groundfloor GA") in August 2013 for the purpose of issuing nonrecourse promissory notes ("Georgia Notes") corresponding to commercial real estate loans entered into by Groundfloor GA to residents of Georgia. Groundfloor GA began offering these investment opportunities to residents of Georgia through our Platform in November 2013.

For our business to be successful, the number of real estate development projects we finance will need to increase, which will require us to increase our facilities, personnel and infrastructure to accommodate the greater servicing obligations and demands on our Platform. Our Platform is dependent upon our website to maintain current listings and transactions in the LROs and the Georgia Notes. We must constantly update our software and website, expand our customer support services and retain an appropriate number of employees to maintain the operations of our Platform, as well as to satisfy our servicing obligations on the Loans and make payments on the LROs and the Georgia Notes. If we are unable to increase the capacity of our Platform and maintain the necessary infrastructure, you may experience delays in receipt of payments on the LROs and periodic downtime of our systems.

We are also subject to other risks and uncertainties related to engaging in a public offering that may affect our business.

We are subject to additional risks and uncertainties in connection with engaging in a public offering of the LROs. These risks and uncertainties include:

- the potential for increased scrutiny by federal and state regulatory agencies;
- the greater likelihood of facing civil liability claims for alleged violations of federal and state securities laws;
- the increasing costs connected with managing our growing business and portfolio of Loans;
- the impact of greater media attention, including the possibility of negative commentary of our business model by other market participants such as traditional financial institutions;
- the costs of qualifying our offerings with federal and state regulators;
- the time commitment for our management to qualify our offerings, which takes focus away from operating our business;

- navigating complex and evolving regulatory and competitive environments;
- increasing the number of investors utilizing our Platform;
- increasing the volume of Loans facilitated through our Platform and fees received from Developers;
- continuing to develop, maintain and scale our Platform;
- effectively using limited personnel and technology resources;
- effectively maintaining and scaling our financial and risk management controls and procedures;
- maintaining the security of our Platform and the confidentiality of the information provided and utilized across our Platform; and
- attracting, integrating and retaining an appropriate number of qualified employees.

We will need to raise substantial additional capital to fund our operations, and, if we fail to obtain additional funding, we may be unable to continue operations.

At this early stage in our development, we have funded substantially all of our operations with proceeds from private financings from individual investors and venture capital firms. To date, we have raised approximately $1.8 million through private sales of convertible debt and preferred stock. To continue the development of our business, we will require substantial additional funds. To meet our financing requirements in the future, we may raise funds through equity offerings, debt financings or strategic alliances. Raising additional funds may involve agreements or covenants that restrict our business activities and options. Additional funding may not be available to us on favorable terms, or at all. If we are unable to obtain additional funds, we may be forced to reduce or terminate our operations.

Our ability to generate significant revenues from the actual operation of our Platform in the near future is limited by the requirement that offerings of LROs be registered on Form S-1, qualified under Regulation A or offered pursuant to another exemption from registration. At present, sales of LROs under Regulation A are capped at $5 million during any 12-month period. Although the Jumpstart Our Business Startups Act (the "JOBS Act") provides for the Regulation A limit to be increased to $50 million, the increase will not take effect until the rules recently adopted by the Securities and Exchange Commission (the "SEC") become effective. In addition, we can make no assurances that our offerings will or could be increased in accordance with those provisions. Furthermore, it has historically taken significant time to complete the Registration A registration and/or qualification process. This delay can make it difficult for us to identify Developers that can defer the need for financing for particular Projects through such a long timeframe. If we are unable to identify Projects to finance as a result, it will impact our ability to make investment opportunities available through our Platform and to generate revenues.

We have incurred net losses in the past and expect to incur net losses in the future. If we become insolvent or bankrupt, you may lose your investment.

We have incurred net losses in the past, and we expect to incur net losses in the future. Our accumulated deficit was approximately $135,000 as of December 31, 2013 and $1,000,000 as of October 31, 2014. We have not been profitable since our inception, and we may not become profitable. In addition, we expect our operating expenses to increase in the future as we expand our operations. If our operating expenses exceed our expectations, our financial performance could be adversely affected. If our revenue does not grow to offset these increased expenses, we may never become profitable. In future periods, we may not have any revenue growth or our revenue could decline. Our failure to become profitable could impair the operations of our Platform by limiting our access to working capital to operate our Platform. If we were to become insolvent or bankrupt, it is likely that we would default on our payment obligations under the LROs, and you may lose your investment.

Our financing is a new lending method and our Platform has a limited operating history. Developers may not view or treat their obligations to us as having the same significance as loans from traditional lending sources, such as bank loans, and the Loans may have a higher risk of default than loans of borrowers with similar credit scores to other lenders.

The investment return on the LROs depends on Developers making the Loan Payments in a timely and complete manner. Developers may not view our lending obligations originated on our Platform as having the same significance as other credit obligations arising under more traditional circumstances, such as loans from banks or other commercial financial institutions. If a Developer neglects its Loan Payments upon which payment of the corresponding series of LRO is dependent or chooses not to make its Loan Payments entirely, you may not be able to recover any portion of your investment in a LRO.

If we were to become subject to a bankruptcy or similar proceeding, the rights of the holders of the LROs could be uncertain, and the recovery, if any, of a holder of a LRO may be substantially delayed and substantially less than the amounts due and to become due on the LRO.

In the event of our bankruptcy or a similar proceeding, the rights of investors to continue receiving payments on the LROs could be subject to the following risks and uncertainties:

- Developers may delay payments to us on account of Loans because of the uncertainties occasioned by a bankruptcy or similar proceeding of the Company, even if the Developers have no legal right to do so, and such delay could reduce, at least for a time, the funds that might otherwise be available to pay the LROs corresponding to those Loans.

- Our obligation to continue making payments on the LROs would likely be suspended or delayed even if the funds to make such payments were available. Because a bankruptcy or similar proceeding may take months or years to complete, even if the suspended payments were resumed, the suspension might effectively reduce the value of any recovery that a holder of a LRO might receive by the time such recovery occurs.

- The LROs are unsecured, and investors do not have a security interest in the corresponding Loan Payments. Accordingly, the holders of LROs may be treated as general unsecured creditors and thus be required to share the proceeds of Loan Payments with our other general unsecured creditors. If such sharing of proceeds is deemed appropriate, those proceeds that are either held by us in the clearing account at the time of the bankruptcy or similar proceeding of the Company, or not yet received by us from Developers at the time of the commencement of the bankruptcy or similar proceeding, may be at greater risk than those proceeds that are already held by us in the investor account at the time of the bankruptcy or similar proceeding. To the extent that proceeds of the corresponding member loan would be shared with other creditors of the Company, any secured or priority rights of such other creditors may cause the proceeds to be distributed to such other creditors before, or ratably with, any distribution made to you on your LRO.

- In a bankruptcy or similar proceeding of the Company, it is possible that a LRO could be deemed to have a right of payment only from proceeds of the corresponding Loan and not from any other assets of the Company, in which case the holder of the LRO may not be entitled to share the proceeds of such other assets of the Company with other creditors of the Company, whether or not, as described above, such other creditors would be entitled to share in the proceeds of the Loan corresponding to the LRO. Alternatively, it is possible that a LRO could be deemed to have a right of payment from both the Loan corresponding to the LRO and from some or all other assets of the Company, in which case the holder of the LRO may be entitled to share the proceeds of such other assets of the Company with other creditors of the Company, whether or not, as described above, such other creditors would be entitled to share in the proceeds of the Loan corresponding to the LRO. To the extent that proceeds of such other assets would be shared with other creditors of the Company, any secured or priority rights of such other creditors may cause the proceeds to be distributed to such other creditors before, or ratably with, any distribution made to you on your LRO.

- If a Developer has made Loan Payments to us before the bankruptcy proceedings are commenced and those funds are held in our clearing account and have not been used by us to make payments on the LROs, there can be no assurance that we will be able to use such funds to make payments on the LROs.

- If a bankruptcy proceeding commences after payment for the LROs has been made, holders of the LROs may not be able to obtain a return of the funds they have committed even if the offering proceeds have not yet been used to fund the corresponding Loan Project.

- Our ability to transfer servicing obligations to a back-up servicer may be limited and subject to the approval of the bankruptcy court or other presiding authority. The bankruptcy process may delay or prevent the implementation of back-up servicing, which may impair the collection of Loan Payments to the detriment of the LROs. See the risk titled "If we were to cease operations or enter into bankruptcy proceedings, the servicing of the Loans and the LROs would be interrupted or may halt altogether . . ." below for more information on these risks.

If we were to cease operations or enter into bankruptcy proceedings, the servicing of the Loans and the LROs would be interrupted or may halt altogether.

If we were to become subject to bankruptcy or similar proceedings or if we ceased operations, we, or a bankruptcy trustee on our behalf, might be required to find other ways to service the Loans and the LROs. Such alternatives could result in delays in the disbursement of payments on your LROs or could require payment of significant fees to another company to service the Loans and the LROs. Since we have not entered into any back-up servicing agreements, if we were to cease operations or otherwise become unable to service the Loans and LROs without transferring such Loans to another entity, the operation of our Platform and the servicing of the Loans and LROs would be interrupted and may halt altogether unless another way to service the Loans and LROs on behalf of investors was secured.

If we filed under Chapter 11 of the Bankruptcy Code, it is possible that we would be able to continue to service the Loans during reorganization. If, on the other hand, we were to file under Chapter 7 of the Bankruptcy Code, or if an attempted reorganization under Chapter 11 should fail and the bankruptcy case be converted to Chapter 7, the bankruptcy trustee would have the obligation to administer the bankruptcy estate. As part of such administration, the bankruptcy trustee, subject to bankruptcy court approval, may elect to continue to service the Loans or to transfer the right to such servicing to another entity for a fee. Either option would likely result in delays in the disbursement of payments on your LROs and could require the bankruptcy trustee to pay significant fees to another company to service the Loans and the LROs, ultimately decreasing the amounts available to be paid on corresponding LROs. Alternatively, the bankruptcy trustee may elect to cease servicing functions altogether.

Pursuant to the LRO Agreement, any conveyance by us of a Loan, including in connection with a cessation of operation, that is (i) not to an affiliate and also (ii) not made subject to the terms of such LRO Agreement, would be deemed a repayment in full of all of the Developer's obligations and thus proceeds would be disbursed pro rata to investors subject to the terms of the LRO Agreement.

In the event that we cease operations or enter into bankruptcy proceedings, recovery by a holder of a LRO may be substantially delayed while back-up servicing is secured, if possible, and such recovery may be substantially less than the amounts due and to become due on the LRO.

In a bankruptcy or similar proceeding of the Company, there may be uncertainty regarding the rights of a holder of a LRO, if any, to access funds in your funding account.

We currently maintain the funding account at Wells Fargo "for the benefit of" our investors. This so-called "Investor FBO Account" is a pooled account titled in our name "for the benefit of" the investors who purchase LROs issued by us. We believe that amounts funded by investors into the Investor FBO Account are unlikely to be subject to claims of our creditors other than the investors for whose benefit the funds are held, since beneficial ownership of those funds rests with the investors. However, we have legal title to the Investor FBO Account and the attendant right to administer the Investor FBO Account, each of which would be the property of our bankruptcy estate. As a result, if we became a debtor in a bankruptcy or other similar proceeding, the legal right to administer the funds in the Investor FBO Account would vest with the bankruptcy trustee, debtor in possession or similar representative of the estate. In that case, investors may have to seek a court order lifting the automatic stay or otherwise permitting them to withdraw their funds. Investors may suffer delays in accessing their funds in the Investor FBO Account as a result. Moreover, U.S. bankruptcy courts and courts overseeing similar proceedings have broad powers, and a court could determine that some or all of such funds were beneficially owned by us and therefore that they became available to our creditors generally.

In a bankruptcy or similar proceeding of a Developer, there may be uncertainty regarding our rights, if any, to access on your behalf any remaining unallocated funds in the Developer's sub-account.

We deposit the Loan Proceeds not advanced to the Developer in the Developer FBO Account. Under normal circumstances, in the event the corresponding Loan is discharged or cancelled before all Draws (as defined below) have been completed, we would return holders of the corresponding LROs their pro rata portion of any portion of the Loan Proceeds not yet disbursed to the Developer. This may not occur in the event of the Developer's bankruptcy or other similar proceeding. We believe that amounts held in a Developer's sub-account could be subject to claims of such Developer's creditors in the event of its bankruptcy or other similar proceeding or such funds could be used by a debtor in possession to fund its on-going operations or reorganization. Although we typically would have the senior lien on the underlying assets, and therefore should have first priority to receive the funds out of the insolvent Developer's estate arising from that lien, we expect that our ability to disburse funds out of the Developer FBO Account may be prevented by a court and at minimum will be significantly delayed while we seek a court order lifting the automatic stay or other such relief permitting us to withdraw the funds on your behalf. Our ability to retrieve such funds may be even more tenuous in the event we have taken a second or junior lien on the underlying assets. As such, investors may never receive or may suffer delays in receiving such funds in the event of a Developer's bankruptcy or similar proceeding.

In a bankruptcy of a Developer or similar proceeding, investors may be required to return payments made on corresponding series of LROs in certain circumstances.

In the event of a Developer bankruptcy proceeding, payments made by the Developer within a certain period of time prior to the bankruptcy petition being filed may be recovered as preferential transfers. See "General Terms of the LROs—Reversal of Payments." However, if, as is anticipated, we hold a properly perfected lien on the real estate underlying each Project to secure the respective Developer's Loan Payments to us, payments made to investors on such loans generally should not be subject to avoidance. In addition, certain pre-bankruptcy payments by a Developer may be avoided under state and federal fraudulent conveyance laws. However, the avoidance of such payments as a fraudulent conveyance seems unlikely as long as the Developer's Loan Payments were made in partial or complete satisfaction of the underlying indebtedness.

If the security of our investors and Developers' confidential information stored in our systems is breached or otherwise subjected to unauthorized access, your secure information may be stolen, our reputation may be harmed, and they may be exposed to liability.

Our Platform stores the Developers' and investors' bank information and other personally-identifiable sensitive data. Any accidental or willful security breaches or other unauthorized access could cause your secure information to be accessed, publicly disclosed, or stolen and used for criminal purposes. Security breaches or unauthorized access to secure information could also disrupt our operations and subject us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in the relevant software are exposed and exploited, and, as a result, a third party or disaffected employee obtains unauthorized access to any investor's or Developer's data, our relationships with its investors will be severely damaged, and it could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and the third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause our investors to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation, and we could lose investors.

Our Platform may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions.

Our Platform may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. If a "hacker" were able to infiltrate our Platform, you would be subject to the increased risk of fraud or borrower identity theft and may experience losses on, or delays in the recoupment of amounts owed on, a fraudulently induced purchase of a LRO. Additionally, if a hacker were able to access our secure files, he or she might be able to gain access to your personal information. While we have taken steps to prevent such activity from affecting our Platform, if we are unable to prevent such activity, the value of your investment in the LROs could be adversely affected.

When you commit to purchase a LRO, you may commit funds toward your purchase up to 50 days prior to the time when your LRO is issued.

Each offering of a series of LROs remains open for such period of time as we may determine at the time that the offering is posted on our Platform. We currently plan to keep the Offerings open for 30 days (unless the Offering of a particular series of LROs is fully subscribed with irrevocable funding commitments before the end of such period); however, we may extend that period in our sole discretion (with notice to potential investors) up to a maximum of 45 days. Investors' commitments to purchase LROs become irrevocable following expiration of the Withdrawal Period. Commitments to purchase LROs made after expiration of the Withdrawal Period, if any, are irrevocable when authorized and may not be withdrawn. The closing and funding of each Loan is expected to occur within five business days of the end of the Offering Period or on such earlier date as the Offering of that series of LROs is fully subscribed with irrevocable funding commitments. During the period between the time of your commitment and the time when your LRO is issued, you may not have access to the funds debited from your funding account or placed in escrow for closing. Because your funds do not earn interest, the delay in issuance of your LRO will have the effect of reducing the effective rate of return on your investment.

We rely on third-party banks and money transfer agents. If we are unable to continue utilizing these services, our business and ability to service the Loan may be adversely affected.

Because we are not a bank, we cannot belong to or directly access the Automated Clearing House ("ACH") payment network, and we must rely on third-party payment agents and other FDIC-insured depository institutions to process our transactions, including payments of Loans and remittances to holders of LROs. We currently use the services of Balanced Inc. and Wells Fargo for these purposes, but may change vendors at any time without notice to investors. Under the ACH rules, if we experience a high rate of reversed transactions (known as "chargebacks"), we may be subject to sanctions and potentially disqualified from using the system to process payments.

Any significant disruption in service on our website or in our computer systems could reduce the attractiveness of our Platform and result in a loss of users.

If a catastrophic event resulted in a Platform outage and physical data loss, our ability to perform our servicing obligations would be materially and adversely affected. The satisfactory performance, reliability, and availability of our technology and our underlying hosting services infrastructure are critical to our operations, level of customer service, reputation and ability to attract new users and retain existing users. Our hosting services infrastructure is provided, owned, and operated by a third party (the "Hosting Provider"). We also maintain a backup system at a separate location that is owned and operated by a third party. Our Hosting Provider does not guarantee that our users' access to our website will be uninterrupted, error-free or secure. Our operations depend on our Hosting Provider's ability to protect its and our systems in its facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality, temperature, humidity and other environmental concerns, computer viruses or other attempts to harm our systems, criminal acts and similar events. If our arrangement with our Hosting Provider is terminated, or if there is a lapse of service or damage to its facilities, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities. Any interruptions or delays in our service, whether as a result of our Hosting Provider or other third-party error, our own error, natural disasters or security breaches, whether accidental or willful, could harm our ability to service the Loan or maintain accurate accounts, and could harm our relationships with our users and our reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage at a Hosting Provider facility. These factors could prevent us from processing or posting payments on the Loan or the LROs, damage our brand and reputation, divert our employees' attention, and cause users to abandon our Platform.

Events beyond our control may damage our ability to maintain adequate records, maintain our Platform or perform our servicing obligations.

If a catastrophic event resulted in our Platform outage and physical data loss, our ability to perform our servicing obligations would be materially and adversely affected. Similar events impacting third-party service providers that our operations depend on, such as our Hosting Provider or our payment vendor(s), could materially and adversely affect our operations. Such events could include, but are not limited to, fires, earthquakes, terrorist attacks, natural disasters, computer viruses and telecommunications failures. We store back-up records in offsite facilities located in third-party, off-site locations. If our electronic data storage and backup storage system or those of our third-party service providers are affected by such events, we cannot guarantee that you would be able to recoup your investment in the LROs.

Investors will have no control over the Company and will not be able to influence our corporate matters.

The LROs grant no equity interest in us to purchasers, nor do they give purchasers the ability to vote on or influence our corporate decisions. As a result, our shareholders will continue to exercise 100% voting control over all of our corporate matters, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of the Company or our assets.

The LROs will not restrict our ability to incur additional indebtedness.

We have substantially financed our operations through the issuance of convertible notes, which converted to shares of Series Seed Preferred Stock pursuant to the terms of the Note Conversion Agreement, dated December 5, 2014. If we incur additional debt after the LROs are issued, it may adversely affect our creditworthiness generally and could result in our financial distress, insolvency or bankruptcy. As discussed above, our financial distress, insolvency or bankruptcy could impair your ability to receive the payments you expect to receive on your LROs.

We are not subject to the banking regulations of any state or federal regulatory agency.

We are not subject to the periodic examinations to which commercial banks, savings banks and other thrift institutions are subject. Consequently, our financing decisions and our decisions regarding establishing loan loss reserves are not subject to period review by any governmental agency. Moreover, we are not subject to banking regulatory oversight relating to our capital, asset quality, management or compliance with laws.

Risks Related to the Tax Treatment of the LROs

The U.S. federal income tax consequences of an investment in the LROs are uncertain.

There are no statutory provisions, regulations, published rulings, or judicial decisions that directly address the characterization of the LROs or instruments similar to the LROs for U.S. federal income tax purposes. However, although the matter is not free from doubt, we intend to treat the LROs as our indebtedness for U.S. federal income tax purposes. As a result of such treatment, the LROs will have OID for U.S. federal income tax purposes because payments on the LROs are dependent on payments on the corresponding Loan. Further, a holder of a LRO will be required to include the OID in income as ordinary interest income for U.S. federal income tax purposes as the interest on the corresponding Loan accrues (which may be in advance of corresponding installment payments on the LRO), regardless of such holder's regular method of accounting. This characterization is not binding on the IRS, and the IRS may take contrary positions. Any differing treatment of the LROs could significantly affect the amount, timing and character of income, gain or loss in respect of an investment in the LROs. Accordingly, all prospective purchasers of the LROs are advised to consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences of the purchase and ownership of the LROs (including any possible differing treatments of the LROs).

The LROs could be treated as contingent payment debt instruments for U.S. federal income tax purposes.

The LROs could be subject to Treasury regulations under which they will be treated as contingent payment debt instruments for U.S. federal income tax purposes. Should this occur, you may recognize interest income on the LROs significantly in excess of the effective interest payments received thereon. Also, under these Treasury regulations, a U.S. holder generally will recognize ordinary income, rather than capital gain, on a sale, exchange, conversion, repurchase or redemption of a LRO.

Our ability to make payments on a LRO may be affected by our ability to match the timing of our income and deductions for U.S. federal income tax purposes.

Our ability to make payments on a LRO may be affected by our ability, for U.S. federal income tax purposes, to match the timing of income we receive from a corresponding Loan and the timing of deductions that we may be entitled to in respect of payments made on the LROs that we issue. For example, if the LROs, but not the corresponding Loan, are treated as contingent payment debt instruments for U.S. federal income tax purposes, there could be a potential mismatch in the timing of our income and deductions for U.S. federal income tax purposes, which could affect our ability to make payments on the LROs.

If the IRS disagrees with our characterization of the LROs for tax purposes, our ability to make payments on the LROs could be adversely affected.

The IRS is not bound by our characterization of the LROs, and it could treat the corresponding Loan as a debt owed to us (with interest received being treated as taxable income to us) but treat the LROs as equity (with interest payments being treated as nondeductible). Were this to occur, we would have taxable income without an offsetting deduction, and the additional tax obligations owed by us would reduce the cash available for payment of the LROs. As a result, we could be unable to fully repay the LROs even if the corresponding Loan Payments were repaid in full.

Risks Related to Compliance and Regulation

If we are required to register under the Investment Company Act or the Investment Advisors Act of 1940, or become subject to the SEC's regulations governing broker-dealers, our ability to conduct our business could be materially and adversely affected.

The SEC heavily regulates the manner in which "investment companies," "investment advisors," and "broker-dealers" are permitted to conduct their business activities. We believe we have conducted our business in a manner that does not result in the Company being characterized as an investment company, an investment advisor or a broker-dealer, as we do not believe that we engage in any of the activities described under Section 3(a)(1) of the Investment Company Act of 1940 or Section 202(a)(11) or the Investment Advisor's Act of 1940 or any similar provisions under state law, or in the business of (i) effecting transactions in securities for the account of others as described under Section 3(a)(4)(A) of the Exchange Act or any similar provisions under state law or (ii) buying and selling securities for our own account, through a broker or otherwise as described under Section 3(a)(5)(A) of the Exchange Act or any similar provisions under state law. We intend to continue to conduct our business in such manner. If, however, we are deemed to be an investment company, an investment advisor, or a broker-dealer, we may be required to institute burdensome compliance requirements and our activities may be restricted, which would affect our business to a material degree.

Our Loan origination and servicing activities are subject to extensive federal, state and local regulation that could adversely impact our operations.

We must comply with regulatory regimes, including those applicable to mortgage lending transactions, various aspects of which are untested as applied to our Platform. Certain state laws generally regulate interest rates and other charges and require certain disclosures. In addition, other federal and state laws may apply to the origination and servicing of Loans originated through our Platform.

In particular, through the Platform, we may be subject to laws, including but not limited to:

- state laws and regulations that require us to obtain licenses to originate Loans or which may impose requirements related to Loan disclosures and terms, debt collection and unfair or deceptive business practices; the Equal Credit Opportunity Act and Regulation B promulgated thereunder, which prohibit creditors from discriminating against credit applicants on the basis of race, color, sex, age, religion, national origin, marital status, the fact that all or part of the applicant's income derives from any public assistance program or the fact that the applicant has in good faith exercised any right under the federal Consumer Credit Protection Act or any applicable state law;

- the Bankruptcy Code, which limits the extent to which creditors may seek to enforce debts against parties who have filed for bankruptcy protection;

- the Electronic Fund Transfer Act and Regulation E promulgated thereunder, which provide guidelines and restrictions on the electronic transfer of funds from consumers' bank accounts; and

- the Electronic Signatures in Global and National Commerce Act and similar state laws, particularly the Uniform Electronic Transactions Act, which authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures.

We may not always have been, and may not always be, in compliance with these laws. Compliance with these laws is also costly, time-consuming and limits our operational flexibility.

Failure to comply with these laws and regulatory requirements applicable to our business may, among other things, have a negative impact on our ability to originate and service Loans or maintain our Platform. In addition, any non-compliance could subject us to damages, revocation of required licenses, class action lawsuits, administrative enforcement actions, rescission rights held by investors in securities offerings and civil and criminal liability, which may harm our business and our ability to maintain our Platform and may result in Developers rescinding their Loans.

Where applicable, we seek to comply with state mortgage licensing, servicing and similar statutes. All of the Loans covered by this Offering Circular are for Projects located in jurisdictions where we can operate without the need for a license. We are aware that making Loans in other U.S. jurisdictions will trigger local licensing requirements. We plan to work with local counsel in such jurisdictions to determine whether any licenses are required and will seek to obtain such licenses and comply with the relevant regulatory requirements before facilitating Loans to Developers in any such jurisdiction. If we are found to not comply with applicable laws, we could lose one or more of our licenses or authorizations or face other sanctions or be required to obtain a license in such jurisdiction, which may have an adverse effect on our ability to continue to facilitate Loans through our Platform, perform our servicing obligations or make our Platform available to Developers in particular states, which may harm our business.

If our Platform was found to violate a state's usury laws, we may have to alter our business model and our business could be harmed.

The interest rates that are charged to Developers and that form the basis of payments to investors through our Platform must comply with the usury law of the jurisdiction where we originate each Loan. There is no uniformity among the states on the amount of interest that may be charged on commercial real estate lending. As a result, we must monitor the interest rate limitations imposed by each jurisdiction where we originate Loans to ensure compliance, which reduces our operating efficiency and may impact the attractiveness of our Loans to investors as well as our ability to apply late charges and penalty and default interest. In addition, if a Developer were to successfully bring claims against us for state usury law violations, and the rate on that Developer's Loan was greater than that allowed under applicable state law, we could be subject to fines and penalties, which could possibly result in a decline in our operating results.

Increased regulatory focus could result in additional burdens on our business.

The financial industry is becoming more highly regulated. There has been, and may continue to be, a related increase in regulatory investigations of the trading and other investment activities of alternative investment funds. Such investigations may impose additional expenses on us, may require the attention of senior management and may result in fines if we are deemed to have violated any regulations.

As Internet commerce develops, federal and state governments may adopt new laws to regulate Internet commerce, which may negatively affect our business.

As Internet commerce continues to evolve, increasing regulation by federal and state governments becomes more likely. Our business could be negatively affected by the application of existing laws and regulations or the enactment of new laws applicable to lending. The cost to comply with such laws or regulations could be significant and would increase our operating expenses, and we may be required to pass along those costs to our investors in the form of increased fees. In addition, federal and state governmental or regulatory agencies may decide to impose taxes on services provided over the Internet. These taxes could discourage the use of the Internet as a means of commercial financing, which would adversely affect the viability of our business model.

IN VIEW OF THE FOREGOING, IT IS ABSOLUTELY NECESSARY THAT EACH AND EVERY PROSPECTIVE INVESTOR CONSULT WITH THE PROSPECTIVE INVESTOR'S OWN ATTORNEYS, ACCOUNTANTS AND OTHER PROFESSIONAL ADVISORS AS TO THE LEGAL, TAX, ACCOUNTING AND OTHER CONSEQUENCES OF AN INVESTMENT IN THE LROS.

PURSUANT TO INTERNAL REVENUE SERVICE CIRCULAR NO. 230, BE ADVISED THAT ANY FEDERAL TAX ADVICE IN THIS COMMUNICATION, INCLUDING ANY ATTACHMENTS OR ENCLOSURES, WAS NOT INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED BY ANY PERSON OR ENTITY TAXPAYER, FOR THE PURPOSE OF AVOIDING ANY INTERNAL REVENUE CODE PENALTIES THAT MAY BE IMPOSED ON SUCH PERSON OR ENTITY. SUCH ADVICE WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTION(S) OR MATTER(S) ADDRESSED

BY THE WRITTEN ADVICE. EACH PERSON OR ENTITY SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular, including the sections entitled "Risk Factors," "Description of the Company's Business," "The LROs Covered by this Offering Circular," "Plan of Distribution" and "Use of Proceeds," contain forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "could," "would," "project," "plan," "expect" or the negative or plural of these words or similar expressions. These forward-looking statements include, but are not limited to, statements concerning us, risk factors, plans and projections. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in "Risk Factors." In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Offering Circular may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Offering Circular to conform these statements to actual results or to changes in our expectations.

You should read this Offering Circular, including the Loan Summaries attached to, and incorporated by reference in, this Offering Circular, and the documents that we reference in this Offering Circular and have filed with the SEC as exhibits to the Form 1-A of which this Offering Circular is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

INVESTOR SUITABILITY REQUIREMENTS

The LROs offered under this Offering Circular may only be purchased by investors residing in a state in which this Offering Circular is duly qualified who have either (i) a minimum annual gross income of $70,000 and a minimum net worth of $70,000, exclusive of automobile, home and home furnishings, or (ii) a minimum net worth of $250,000, exclusive of automobile, home and home furnishings.

DESCRIPTION OF THE COMPANY'S BUSINESS

Overview

Our Company

We operate an online investment platform ("Platform") designed to source financing for real estate development projects. Through our Platform, investors can choose between multiple real estate development investment opportunities (each, a "Project") and developers of the Projects (each, a "Developer") can obtain financing. The intended focus of the lending program is the commercial market for lending to developers of residential and small commercial real estate projects owned and occupied by parties other than the Developer (or its Principal(s)). Proceeds from the Loans typically will be applied toward the Project's acquisition and/or renovation or construction costs. In some circumstances, we may permit a portion of the proceeds from the Loan to be used by the Developer to offset a portion of the purchase price of the property, but such offset will then reduce its amount of "skin-in-the-game" the Developer would have in the Project (see below under "Description of the Business—Our Loans to Developers— Credit Risk and Valuation Assessment—Our Grading Algorithm—Skin-in-the-Game").

To date, we have only offered loans to finance residential real estate projects, and all of the LROs being offered under this Offering Circular relate to residential real estate Projects. As a result, the discussions of our operations, due diligence and other aspects of this Offering described herein are designed specifically for residential projects.

We were formed as a North Carolina limited liability company in January 2013 and converted to a North Carolina corporation in July 2013. Effective August 5, 2014, we changed our domiciliary state to Georgia and changed the company name to Groundfloor Finance Inc.

We formed Groundfloor GA as a Georgia limited liability company and our wholly-owned subsidiary in August 2013 for the purpose of issuing Georgia Notes to residents of Georgia pursuant to the intrastate offering exemption under Section 3(a)(11) of the Securities Act and corresponding statutes, rules and regulations in Georgia. To date, Groundfloor GA has issued an aggregate of approximately $1,295,150 in Georgia Notes to investors who are residents of Georgia in connection with 26 real estate development projects financed by commercial loans from Groundfloor GA to Developers in Georgia.

This Offering Circular relates to the issuance of LROs pursuant to Regulation A (or available exemptions) under the Securities Act. Each series of LROs corresponds to a different Project to be financed by a commercial loan from us (each, a "Loan"). For the specific terms of each series of LROs offered under this Offering Circular, see "The LROs Covered by this Offering Circular" below, the corresponding Loan Summaries and the form of LRO Agreement, which are attached and incorporated by reference into this Offering Circular. Payment on each series of LROs will be dependent upon our receipt of Loan Payments on the corresponding Loan. In each case, the Developer is the borrower with respect to each Loan.

The Loans and LROs

Generally, the Loans related to the LROs to be offered by us range between $15,000 and $500,000, at interest rates that range, subject to applicable law, between 5% and 26%, and mature six months to five years from the date when the Loan is made. For the specific terms of each series of LROs offered under this Offering Circular, see "The LROs Covered by this Offering Circular" below, the corresponding Loan Summaries and the form of LRO Agreement, which are attached and incorporated by reference into this Offering Circular. We will fund each Loan out of the proceeds of the sale of the series of corresponding LROs.

In addition to issuing the LRO and funding the Loans, we will administer the Loans. The Loan Proceeds remain in the Developer FBO Account until disbursed pursuant to the terms of the Loan Agreement. We typically disburse amounts from the Loan Proceeds, less any fees and expenses included in the Loan Principal, to the Developer from time to time as Draws. We may (under limited circumstances, for instance if the Loan Principal is $50,000 or less or a greater amount when used for acquisition of a property) advance the full amount of the Loan Proceeds to the Developer on the origination date of the Loan. The Developer will use the Loan Proceeds to complete the Project, repaying principal and interest (either as a balloon payment at maturity or on a monthly/quarterly basis) to us. Within five business days of our receipt of such Loan Payments, we will make the LRO Payments on the corresponding series of LROs. We may make LRO Payments from any funds at our disposal.

It is expected that investors would profit solely from the interest earned on the Loan, as each holder of a LRO will be entitled to a Return that is the same as the interest rate applied to the corresponding Loan, net of certain fees and expenses we retain. See "—Fees and Related Expenses" below.

We will take out a lien on the real estate underlying each Project to secure the Loan; however, investors in the corresponding series of LROs will not have any recourse against the Developer or its Principals, and will only have recourse against us except for an amount equal to the investors' pro rata share of any Loan Payments we secure from the Developer. For the specific terms of each series of LROs offered under this Offering Circular, see "The LROs Covered by this Offering Circular" below and the corresponding Loan Summaries and the form of LRO Agreement, each of which attached and incorporated by reference into this Offering Circular.

Example LRO and Projected Investor Return

By way of illustration, assume we approve an acquisition and construction Loan with the following terms: $100,000 in principal amount, with a 10% interest rate over a 12-month term, and a balloon payment upon maturity. We would offer LROs covering $100,000 in aggregate Purchase Amount, at a Return of 10%, with the initial payment date of 12 months, plus five business days, following the date of issuance.

If the Developer elects to include our origination and servicing fees (of $4,000 or 4%) and closing expenses (of $1,000) in the Loan Principal, upon funding of the Loan by investors, the Developer's FBO Account would be credited with $95,000 (equal to the entire Loan Principal of $100,000 less the $5,000 in fees and expenses, which we retain). Interest on the entire $100,000 would accrue during the 12-month term of the Loan, and at the end of that 12-month term (assuming there are no additional fees and expenses incurred by the Company and no prepayment, modification or default by the Developer), the Developer would pay us a total of $110,000 (equal to the entire Loan Principal of $100,000, plus $10,000 of accrued interest). Within five business days following receipt of that payment from the Developer, we would promptly disburse to the holders of the corresponding series of LROs their respective LRO Payments (equal, in this instance, to their respective pro rata share of the $110,000 Loan Payment received from the Developer).

These payments are made directly into the investors' funding accounts maintained on our Platform. (See "—How Our Platform Operates—Funding Accounts" and "—Project Funding and Payment of Investor Returns" below.)

Background

We have two types of customers: real estate developers who are in need of project financing and retail investors looking for investment opportunities.

Real estate is a trillion dollar industry in the United States.[1] Real estate projects are financed through a variety of debt and equity transactions. We focus on financing real estate projects in the smaller market segments by providing debt financing. Our prototypical project is an unoccupied single family or multifamily renovation costing between $15,000 and $500,000 over six months to a year, to be sold upon completion. We offer term financing for the acquisition and development of real estate projects through the acquisition of land and/or an existing structure, for the purposes of new construction or renovation. In some circumstances, we may permit a portion of the proceeds from the Loan to be used by the Developer to offset a portion of the purchase price of the property, but such offset will then reduce its amount of "skin-in-the-game" the Developer would have in the Project (see below under "Description of the Business—Our Loans to Developers— Credit Risk and Valuation Assessment—Our Grading Algorithm—Skin-in-the-Game"). We may also provide Loans (for projects that have completed construction) intended to refinance other term debt or equity.

We provide an opportunity for retail investors to gain exposure to real estate investments by creating an investment product backed by secured real estate loans. On a risk adjusted basis, it is our belief that our LROs provide a competitive potential return for retail investors when compared to more conventional investment products.

Our Financing Model

Our business model serves as an alternative to, or substitute for, traditional sources of capital of financing for real estate projects with the aggregation of capital from investors using the Internet. Historically, real estate developers have utilized many sources of capital to finance projects, including traditional bank loans, equity investments, personal loans or borrowings, etc. We offer an alternative source of capital for real estate development projects, but one that is flexible enough to cover all of the costs associated with a particular project or to work in tandem with more traditional financing arrangements.

We believe that the advantages of our method of real estate financing include:

- reduced project origination and financing request costs;
- lower interest rates for financing of real estate projects;
- attractive returns for investors;
- the opportunity to promote community redevelopment by investing in local real estate projects; and
- growing acceptance of the Internet as an efficient and convenient forum for investment transactions.

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[1] *GDP-by-industry*, BUREAU OF ECON. ANALYSIS, http://www.bea.gov/iTable/iTable.cfm?ReqID=51&step=1#reqid=51&step=51&isuri=1&5114=a&5102=15.

The Real Estate Project Development Process

A real estate project's timeline can be divided into the following stages: Project Identification, Project Execution, and Project Stabilization or Exit.

Project Identification. During this phase, a developer must commit working capital to identify potential projects. Typically, projects can involve new construction or rehabilitation of an existing building. During this phase, the developer incurs certain planning and development costs as it undertakes the process of:

- identifying a property to purchase for development or rehabilitation;
- creating a development plan for a given property;
- ensuring the feasibility of the development plan by checking zoning, tax records, undertaking environmental and engineering assessments, developing a construction plan and budget, etc.;
- engaging contractors for specific aspects of the work that may be outsourced by the developer;
- sourcing suppliers and vendors for materials and services in furtherance of development plan; and
- preparing information that will be required for a lender to underwrite project financing.

Project Execution. Once a project has been identified, the developer moves into the project execution phase. Financing arrangements may need to be put in place to cover the cost of acquiring the underlying property (such as the land for new construction or land and existing buildings(s) for rehabilitation or renovations).

Typically, real estate developers in the market segment that we address will utilize third-party engineering, procurement and construction services to complete projects. A general contractor, who is responsible for the majority of the work and the work undertaken by any subcontractors, is often engaged to complete the construction and development of a project. Alternatively, a developer may act as general contractor and undertake all or a portion of the work or engage subcontractors to do so. During this phase, the developer needs capital to pay contractors for work, suppliers for materials, and vendors for other goods and services. Construction timelines may vary depending upon the project size, the demand for contractors and other skilled trades, the availability of materials, and the ability of the developer to secure and deploy capital to ensure continued work on the project. The completion of construction is also dependent on inspections by government regulators to ensure projects meet building codes and any other regulations that are applicable in a given jurisdiction.

Project Stabilization or Exit. Following completion of construction and certification that a completed project meets any applicable codes and regulations, the developer must arrange to repay any development or construction finance that exists on the project. Repayment of existing financing arrangements may also occur before a project is completed, such as when a developer decides to refinance the project to take advantage of more favorable interest rates or for other reasons.

If the project is to be stabilized, the developer may act as the landlord of the property and lease the property to use the rental income to repay financing obligations over time. The developer typically obtains a multi-year mortgage from a bank, and the proceeds of the new mortgage will be used to repay the existing construction loans. Banks may require the developer to find tenants for a completed project, although tenancy is not always a prerequisite for obtaining such financing. This is known as take-out or permanent financing, because the new bank mortgage takes out any construction financing and effectively becomes the primary debt obligation on the underlying property.

Alternatively, the developer may exit the project by selling it. If the developer decides to exit by sale, the property must be marketed. The proceeds of the sale will then be used to repay any financing that remains on the property. A less common exit strategy is for the developer to pay off any land acquisition or construction financing with cash. This cash may come from the sale of other properties in the developer's portfolio or it may be cash on hand.

Refinancing arrangements and property sales are subject to a detailed closing process, whereby current lenders on the property (such as the Company) must release any liens they hold in favor of the new lender or the purchaser. These types of closings can take several weeks to complete.

Financing Projects through our Platform

We offer term financing for the acquisition and development of real estate projects in which we make a Loan to a real estate developer having a repayment term of six months to five years, at an annual fixed interest rate. The proceeds of this Loan may be applied toward the Project's acquisition and/or renovation or construction costs. In some circumstances, we may permit a portion of the proceeds from the Loan to be used as a general credit facility for the business. We may also provide Loans (for projects that have completed construction) intended to refinance other term debt or equity. Where the loan is used to refinance other capital, it will function as bridge financing, it being understood that the Developer will obtain permanent financing at a later date. To date, we have only offered acquisition and construction financing on residential real estate projects. We anticipate that bridge financing arrangements will not differ materially from the terms of our acquisition and construction financing arrangements, except with respect to the maturity of the Loan. We expect bridge Loans to mature in three to five years.

The resulting Loans in all circumstances are secured by the underlying real estate assets owned by the Developer in connection with the particular Project. In most cases, our lien will be senior to the Developer's other financing obligations. See "The LROs Covered by this Offering Circular" below for our lien position for each series of LROs offered under this Offering Circular. We confirm our lien position by conducting a title search of the property and obtaining title insurance on the property in connection with closing of the Loans, requiring the Developer to represent and warrant in the Loan Agreement that there are no other encumbrances on the property and through various diligence steps undertaken in the course of our underwriting process. If we are underwriting a second tier Loan, we may let the Developer provide us the results of a title search performed, and title insurance obtained, by the first lienholder within a month of the submitted Application in lieu of performing a separate title search and obtaining title insurance. Developers typically use cash generated from the sale of a completed project or leasing arrangements, cash which comes from the proceeds of take-out or permanent financing provided by another lender or, less commonly, cash on hand to make Loan Payments.

The Loan Documents with each Developer will provide that such borrower's obligations under the Loan are recourse, which means that, in the event of nonpayment, we may collect any outstanding amount owed for the debt from the Developer even after we have foreclosed on the collateral securing the debt. Even though the Loan obligations are recourse to the Developer, in most cases, the Developer's assets are limited primarily to its interest in the related mortgaged property. Further, our remedies against the Developer may be limited by state law in certain jurisdictions. For instance, some jurisdictions restrict a mortgagee's right to seek a deficiency against the borrower in the event the amount realized from a foreclosure sale is insufficient to repay the underlying debt, commonly referred to as anti-deficiency statutes. Moreover, in jurisdictions where deficiency actions are permitted, the burden of proof with respect to the adequacy of the amount realized from the foreclosure is often imposed on the party seeking the deficiency, such that deficiency actions may result in costly and protracted litigation. Further, some jurisdictions continue to apply the common-law doctrine of "election of remedies" pursuant to which a mortgagee must elect either to sue for recovery under the obligation or pursue foreclosure against the property subject to the mortgage lien. While such restrictions can frequently be waived as a matter of contract, the election of remedies doctrine represents a potential defense in certain circumstances. Since the Principals are not obligors under the Loan Documents, we are limited in seeking recourse for non-payment to the borrowing entity itself. If the Developer fails to make payments on the Loan and our remedy is limited to the value of the property securing the Loan, you may lose some, or all, of the expected Return on the LROs.

Consideration of the Principal

We do not finance owner-occupied residential projects, nor do we make loans for any personal, family, or household purpose. All of our loans are commercial in nature. Although we only provide loans to legal entities (i.e., the Developer), due to the nature of the real estate development business and the smaller market segment we service, we nevertheless factor into our due diligence and underwriting process the background and experience of the individual(s) who own and operate the borrowing entity (i.e., the Principal(s)).

Some of our borrowers are large legal entities that have been in existence for many years and have been formed (by a single person, or less frequently, a number of individuals) for the purpose of managing multiple real estate projects. In this situation, the industry experience, performance history and financial position of the borrower itself may provide us with a significant amount of information to assess for purposes of our due diligence and underwriting process.

It is often the case, however, that a Principal with extensive experience developing real estate properties is simultaneously managing a number of separate projects through multiple legal entities. In this situation, the actual borrower may have been formed recently for the sole purpose of acquiring and developing the property and the number of years that entity has been in existence, as well as the financial data and number and types of projects that the borrowing entity has completed, is extremely limited.

In other circumstances, this may be the first venture for a Principal in the real estate development industry or the Principal may have limited experience in the type of project being considered. For example, a Principal may have successfully completed a number of small residential remodeling projects (or a "fix and flip"), but is not proposing to engage in extensive renovation or ground up construction projects.

Because of these different possibilities, we do not limit our due diligence and underwriting process only to information about the borrowing entity. Irrespective of the history of the borrowing entity, doing so would fail to capture important information (both favorable and unfavorable) about the Principal and his/her other real estate development activities that we believe should be considered in our underwriting process. For instance, if we only looked at the history of the borrower, we may fail to discover that the Principal has filed for personal bankruptcy during the past 12 months, which would be an automatic disqualification under our underwriting procedures. In fact, we want to encourage high quality, well-seasoned real estate developers to seek financing through our Platform because their projects are less risky than those sponsored by inexperienced or unsuccessful developers. If our underwriting process failed to give credit to the Principals for their hard work and good performance, we might misjudge the risks associated with the project.

Thus, in addition to considering the specific information with respect to the borrower under the loan, we also consider the creditworthiness (through a review of FICO scores) and broader experience of the Principal. This includes the Principal's industry experience beyond real estate development per se (such as activities as a real estate broker or as a general contractor of residential projects), as well as the real estate development activities undertaken by the Principal (through the borrower and any other legal entities used for real estate development activities).

How Our Platform Operates

Identification and Posting of Projects on Our Platform

The financing of a Project generally commences with a Principal of a Developer requesting financing through our Platform. He or she can go to a special landing page on our Platform where he or she may obtain a "Quick Rate Quote" by inputting certain project details into a web-based form. Based on this information, the Platform will provide an estimated interest rate, which represents the minimum interest rate we are prepared to offer. If the Principal is interested in pursuing a Loan through our Platform, he/she then registers with our Platform on behalf of the borrowing entity, agreeing to our Privacy Policy and Terms of Service. The Principal must then complete an on-line application ("Application") on behalf of the borrowing entity so the Project will be assessed and the Loan underwritten prior to being listed on and offered through our Platform. Along with the Application, the borrowing entity must agree to a Master Services Agreement, which obligates it to supply truthful information to us in a timely fashion and outlines the process from Application intake to listing a Project on our Platform.

The Application generally requests the following information from the borrowing entity:

- Background information about the borrowing entity, including:
  - name and address;
  - business organization type;
  - jurisdiction and date of formation (and number of years in business);
  - names, contact and background information of all Principals; and
  - whether the borrowing entity (or its Principals) has ever been subject to a bankruptcy, foreclosed on or involved in adverse litigation (including any formal action on a lien) with respect to any properties under its control.

- Select historical and financial information about the borrowing entity, as well as experience and historical information about the Principal and other entities he or she operates:

- Information about the Project, including:
  - legal address and a complete description of the property;
  - description of the project on an "as-completed basis" (meaning reflecting completion of the proposed repairs, renovations, enhancements, improvements and/or construction);
  - identity of any general contractors;
  - sources and uses, market data, blueprints, general contractor agreement, and project budget or Draw schedule;
  - description of any environmental risks related to the property (fire, soil erosion, etc.);
  - description of insurance held on the property;
  - description of any existing debt or encumbrances on the property;

  - amount of cash on hand to cover overruns; and
  - proof of insurance, title, studies, assessments.

- Details about the financing being requested, including:
  - type of Project (acquisition, acquisition/rehabilitation, new construction/development, refinance, etc.);
  - detail of existing capital in the Project, current revenue and primary source(s) of financing;
  - Loan amount and repayment terms requested;
  - estimation of the projected after repair value of the Project (and documentation to support that projection); and
  - projected start and completion dates and date funding is needed.

All information in the Application is collected through our Platform electronically. Our Loan Committee, currently comprised of our CEO, Mr. Brian Dally, Executive Vice President, Legal and Regulatory, Mr. Nick Bhargava, Director of Business Development, Mr. Jesse Dyer, and Vice President of Customer Operations, Mr. Benjamin Armstrong (with input from a small group of real estate professionals who act as our outside advisors and local real estate attorneys), will review the Developer's Application to determine first, whether it triggers any of our automatic disqualification criteria (see "—Our Loans to Developers—Preliminary Assessment—Automatic Disqualification" below), and if not, whether it qualifies for consideration based on the quality of the Project, the current investor demand on our Platform and applicable regulatory restrictions.

If the Developer's Application clears this preliminary review, our Loan Committee begins a more detailed assessment of the Application to set the terms of the Loan we will offer, which dictate the terms of the corresponding series of LROs to be offered through our Platform (see "—Our Loans to Developers—Evaluation of Project Applications" below). The amount financed for each Project generally ranges from $15,000 to $500,000, at annual fixed interest rates that range, subject to applicable law, between 5% and 26%, and the term of the financing typically ranges from six months to five years. The terms of our Loans with the Developers are governed by the Loan Documents. See "—Our Loans to Developers—Our Loan Arrangements" for more information about terms of the Loans we enter into with Developers.

Once a significant number of Projects to be financed are identified, we will file an offering statement on Form 1-A with the SEC and NASAA identifying the corresponding series of LROs to be qualified for offering under Regulation A. Once that offering statement is duly qualified, we will post on our Platform a Project Listing for each Loan to commence offering the corresponding series of LROs.

From time to time, we may engage third parties to assist with the identification of developers and/or real estate development projects that may be suitable for financing through our Platform. Any Loans that result from these arrangements will be negotiated on an arms'-length basis and will be subject to our standard diligence and underwriting procedures. We have not yet engaged any third parties to assist with the identification of developers and/or real estate development projects.

Information Made Available through the Loan Summaries and Project Listings

Loan Summaries. We prepare a Loan Summary and corresponding Project Listing that will be posted on our Platform for every Loan we intend to finance through the Platform. The information contained in the Loan Summary, when read together with this Offering Circular and the form of LRO Agreement at commencement of the offering of a particular series of LROs, includes all of the information that we believe to be necessary in order for an investor to make an informed decision as to whether to invest in a particular series of LROs.

We believe that, in order to make an informed investment decision with respect to a particular series of LROs, an investor needs to have access to the Offering Circular and the information that is summarized in the Loan Summary for that particular Project. Our goal is to provide this information to investors through a simple and streamlined disclosure process. At the time the Offering commences, the Loan Summary for each series of LROs that we offer to investors will include the information illustrated below. The graphic illustrations set forth in Boxes A–H below are for illustration purposes only. The data reflects a "sample" Project and **does not** reflect the terms of any actual Loan (or corresponding series of LROs) that we are offering through our Platform.

Loan Overview (Box A). This information informs investors of the basic terms of the Loan as follows:

- the name and address of the Project, the name of the Developer, as the borrowing entity, and of any of its Principal(s);
- the purpose of the Loan (acquisition, renovation, new construction, etc.), the lien position of the Loan (first lien or second lien), and the total amount of the Loan (i.e., the Loan Principal), which corresponds to the aggregate Purchase Amount of the corresponding series of LROs being offered;
- the final letter grade (A through G) resulting from our Grading Algorithm (described below), the fixed annual interest rate assigned to the Loan, the projected term to maturity, and repayment terms of the Loan; which correspond to the Return, final payment date (plus an additional five business days) and the repayment terms of the corresponding series of LROs.

Box A


LOAN SUMMARY | 104 E. HOLLAND ST. ATLANTA, GA 30310
GROUNDFLOOR
B
9.6%
12 months
45.7%
$80,000 / 30
0
BORROWER
Renovation
First Lien
$80,000
Balloon payment - principal and interest returned on repayment / due at maturity.

The overview will also reflect the amount of the Loan remaining to fund (initially reflected as the full Loan Principal), the number of days left in the offering period (initially reflected as 30 days) and the number of investors committed (initially reflected as 0) to purchase the corresponding series of LROs. As discussed below, the information covering the status of the Offering of each series of LROs will be updated from time to time on the corresponding Project Listing through our Platform. In addition, when viewed through the Project Listing, an investor can access hyperlinks (indicated by green text on the Loan Summaries) to access the following information through our Platform:

- the form of LRO Agreement that investors will agree to if they elect to invest in the LROs corresponding Loan;
- a map of the location of the Project;
- photographs of the property, floor plans, architectural drawings and renderings; and

- the Developer's profile page on our Platform, which features brief biographies of the Principals and other background information.

Grading Factors (Box B). We use a graphic illustration to reflect how the Project scored on certain of the factors we take into account when determining the final letter grade through our Grading Algorithm. For example, if a specific factor is rated on an 8 point scale, and we determined the specific factor in question for a particular Project was rated at the 5th level, Box B will show a score of 5 out of 8 for that particular factor. We present this information so that investors can compare factors across Projects with similar grades and isolate and compare key factors that bear on our Grading Algorithm. Generally speaking, the higher the rating, the better the Loan scores.


GRADE FACTORS
Box B
The following factors determine in part how the loan was graded
(in descending order of importance)
Loan to Value Score
5
Quality of Valuation Report
2
Skin-in-the-Game
7
Location
3
Borrower Experience
5
Borrower Commitment
1

Financial Overview (Box C). The financial overview presents a graphic illustration of the various financial components of the Project individually, and comparatively, as a whole.

First, the financial overview will reflect the projected valuation of the "as-completed" Project, referred to as the "after repair value" or "ARV." We rely on the Valuation Report to determine the ARV for a Project. The financial overview will also illustrate the total amount of debt on the Project, including the Loan the Developer will receive from us (and its ranking), as well as any additional debt the borrowing entity has on the property, such as a first lien loan (when our Loan is in a second lien position) or any second lien loans we may permit on the Project (which is not customary). The illustration in Box C reflects the scenario where our Loan (of $80,000) will be the only debt on the Project, which currently is the most common structure for our financing arrangements.

Box C
FINANCIAL OVERVIEW
$175,000
$51,000
$124,000
GROUNDFLOOR
$80,000
$44,000
$44,000
$0
Skin-in-the-Game
First Lien Loan
Cushion
Purchase Date 7/24/2014
Loan to Value (LTV) 45.7%
Loan to Total Project Cost 64.5%

Box C also reports the loan to value ratio, which we calculate by dividing the total amount of debt on the Project (including the Loan from us and any additional debt on the Project) by the ARV (as determined by the Valuation Report) (the "Loan to Value Ratio"). As discussed in more detail below (see "—Our Loans to Developers—Credit Risk and Valuation Assessment—Our Grading Algorithm"), the Loan to Value Ratio is a significant factor in our Grading Algorithm.

The financial overview also reflects the anticipated amount of the total project costs (i.e., the total capital contributed to the Project, including all amounts borrowed from us or third parties, plus the "skin-in-the-game," which is the amount of the Principal's own money that is tied up in the Project after completion of our Loan), both in actual value (in terms of dollars) as well as relative to the total amount of debt on the Project (through the presentation of the ratio of loan to total project costs). Total project costs would also include any equity contributed to the Project by parties other than the Principals; however, we do not typically finance Projects with third-party equity.

The financial overview also reflects the magnitude of the cushion that is built into the Project. For these purposes, cushion means the difference between the total project costs and the ARV. More cushion means there is greater flexibility in the selling price of the property and thus less risk of default on payment of the Loan. The financial overview also reflects the purchase price of the property and the date the property was purchased. If the Loan will cover acquisition costs, the data will reflect the projected purchase price and a purchase date that is to be determined. We present data related to total project cost, cushion and the purchase price to provide investors greater insight into the structure of the overall Project contemplated by the Loan we will finance; however, these items are not among the factors we consider as part of our Grading Algorithm.

The financial overview also reflects the "skin-in-the-game" (or how much of the Principal's own money that is tied up in the Project after funding the Loan) in terms of actual dollars contributed and the degree to which that commitment covers or extends beyond the original purchase price of the Project. For example, the illustration in Box C shows that the property was acquired for $44,000 in July 2014 and the borrowing entity is seeking an $80,000 Loan from us to renovate the property. Total project cost is equal to $124,000, which is projected to result in a Project with an ARV of $175,000. The graphics in Box C illustrate that the Developer (and its Principal) intends to proceed without contributing any additional cash to complete the renovations and that the entire renovation is being carried by our Loan. The Principal could put more cash to work in addition to simply contributing the property itself, in which case the purchase price line in the illustration would be below the "skin-in-the-game" bar, indicating that some of the Principal's capital is going to work on this Project in addition to our Loan. Alternatively, the Developer could use some of the Loan to offset a portion of the purchase price of the property. In this case, the purchase price line in the illustration would be above the "skin-in-the-game" bar and the amount of "skin-in-the-game" we credit the Developer for purposes of the Grading Algorithm would be reduced by an amount corresponding to the offset, resulting in a lower raw score for the Loan (see below under "Description of the Business—Our Loans to Developers— Credit Risk and Valuation Assessment—Our Grading Algorithm—Skin-in-the-Game"). As discussed in more detail below (see "—Our Loans to Developers—Credit Risk and Valuation Assessment—Our Grading Algorithm"), the amount of skin-in-the game in relation to the amount of debt on the Project is a factor impacting our Grading Algorithm.

Valuation Sources (Box D). We identify the projected value of the Project (typically reflecting the ARV) and the type of Valuation Report received to support that determination. Prior to determining the letter grade and corresponding interest rate we will apply to a Loan, we always review materials supporting the projected valuation of the Project as reported by the Developer in its Application (the "Valuation Report"). We accept four basic types of Valuation Reports: a certified independent appraisal, a broker price opinion, a borrower provided appraisal or a list of comparable properties provided to us by the Developer (which we often refer to as borrower provided comps). As discussed in more detail below, not all Valuation Reports are of the same quality or reliability, which we account for in our Grading Algorithm and the grade and corresponding interest rate applied to the Loan. (See "Credit Risk and Valuation Assessment—Our Grading Algorithm—The Grading Algorithm—Determination of Raw Score—Quality of Valuation Report).

To the extent available, we also provide the value reported for the property as reflected through Zillow Zestimate® and

VALUATION SOURCES

Box D

AS COMPLETE (ARV)	AS IS (CURRENT)
Certified Independant Appraisal	Zillow Zestimate ®
Broker's Price Opinion	$89,205
Borrower Provided Appraisal	
Borrower Provided Comps	Zillow Comps
$175,000	$94,600

WE HAVE NOT INDEPENDENTLY VERIFIED THE ZILLOW INFORMATION. IT IS PROVIDED AS A REFERENCE ONLY AND WE DO NOT RELY ON IT IN THE COURSE OF OUR DUE DILIGENCE OR UNDERWRITING PROCESS. IT WAS NOT A FACTOR IN DETERMINING HOW THE LOAN WAS GRADED.

Zillow Comps. The Zillow Zestimate® presents Zillow's estimated market value of the property, computed using a proprietary formula developed by Zillow. It is not an appraisal and Zillow describes it as a "starting point in determining a home's value." The Zillow Comps figure is a separate estimate of the current value of the property, statistically calculated in accordance with metrics established by Zillow, based on what Zillow determines comparable properties in that neighborhood are worth. In each case, the estimates do not support the determination of the after repair value of the Project (as reported by the Valuation Report) since they reflect the property in question "*as-is*" and not on an "as-completed" basis (i.e., reflecting completion of the proposed repairs, renovations, enhancements, improvements and/or construction contemplated by the Developer).

We do not use either the Zillow Zestimate® or Zillow Comps data to measure the accuracy of the Valuation Report we have received and do not otherwise rely on this information in the course of our due diligence and underwriting process. We include the Zillow Zestimate® and Zillow Comps data on the Loan Summaries (or indicate that the data on a particular Project is not available, which can often be the case when the property is a lot that was recently created or subdivided, the property was recently foreclosed, or the property had a legal address change) to provide investors information about the estimated current value of the property on an "as-is" basis. This information is provided for informational purposes only and we take no steps to verify the data as reported by Zillow.

Property Description (Box E). The Loan Summary also features a Property Description, showing the property on a map (which is a hyperlink on the Project Listing on the Platform), describing the facts of the property (type of structure, size, location, etc.) and briefly detailing the nature of the Project.


PROPERTY DESCRIPTION
Box E
SAMPLE MAP
INVEST NOW

Miscellaneous Information (Box F). Each Loan Summary also identifies any investment risks specific to the Project and identifies any financing conditions that must be satisfied before the Loan will be funded (typically limited only to receipt of a clean title search; it being customary to obtain title insurance at closing of the Loan). The Loan Summary also includes information about fees we charge Developers, certain cautionary language and hyperlinks (which are active on the Project Listing) to this Offering Circular.


MISCELLANEOUS
Box F

Borrower Summary (Box G). Each Loan Summary also presents information designed to provide investors certain historical and financial information about the Developer, as well as its Principals (by reflecting certain historical information about other real estate development businesses the Principal operates). This information, much of which is self-reported and not verified by us, is not designed to provide comprehensive disclosure about the Developer or its Principals. See "Our Loans to Developers—Due Diligence and Authentication—Unverified Information" below.

As illustrated in Box G, we provide:

- Information about the Principal.
  - *Focus*. We include the name of the individual, and his or her "focus," meaning the type of projects that the Principal has historically developed. (Information with respect to the Principal's focus is self-reported by the Developer and is not verified by us.)
  - *Groundfloor History*. We present information about the performance on loans the Principal has financed through our Platform. We collect our internal data with respect to all loans we have provided to any entity operated by the Principal (including the borrower under the Loan proposed to be financed) since we began operations and report: (1) the total number of loans funded, (2) the total number of loans that have been repaid, and (3) performance record with respect to on-time repayment of our loans (reflecting the percentage of our loans that were repaid on time).


BORROWER SUMMARY
Box G
NANCY DEARHAMMER (PRINCIPAL)
FIX 'N FLIP REAL ESTATE
FOCUS
Rehab / Renovation
Single Family Residential
GROUNDFLOOR HISTORY
since March 2014
Loans Funded
Loans Repaid
On Time Repayment
4
3
100%
HISTORICAL AVERAGES
Reporting period: three years ending 2014
Projects Per Year
Average Project Time
Average Project Revenue
12
12 months
$150K
DATE OF FORMATION
03/04/2003
FINANCIAL DATA
Reporting date: March 31 2015
Inventory Value
Total Debt
$4M
$2.8M
PROJECTS / REVENUE
Period: 2014
Completed Projects
Revenue
4
$3.2M

  - *Historical Averages*. We also present information reflecting recent past experience of the Principal in the real estate development industry. We present the average number of real estate development projects that the Principal has successfully completed (either through the borrowing entity or any other entity he or she operates) over a certain period of time (Box G reflects a three-year reporting period). When we refer throughout this Offering Circular to a project being "successfully completed," we mean that the property has either been sold or rent stabilized (it has been rented for at least 75% of the time since the reported completion date). We also report the average length of time it took to complete those projects over the same reporting period and the average amount of revenue earned (in terms of sales price or rental income on a per project basis). All of this information is self-reported by the Developer and none of it is independently verified by us.

- Information about Developer:
  - *Formation*. We include the name and the date of formation of the borrowing entity.
  - *Selected Financial Data*. To provide a general snapshot of the financial position of the Developer, we report the market value of the borrower's inventory and the borrower's then current long and short term debt, each as of the most recently completed quarter (i.e., March 31, 2015). We also report the number of real estate projects the borrowing entity successfully

completed during the prior calendar year (i.e., 2014) (through the Company or otherwise) and the total revenue earned by the borrowing entity from real estate projects during the prior calendar year (i.e., 2014). None of this information reflects the individual financial position of the Principal or that of any other entities that are operated by the Principal. All of this information is self-reported by the Developer and none of it is verified by us. See "Our Loans to Developers—Due Diligence and Authentication—Unverified Information" below.

Upon commencement of the offering, the standard form of LRO Agreement applicable to all Offerings is attached to the Offering Circular. As noted above, the Project Listing will include a hyperlink to the form of LRO Agreement that investors will agree to if they elect to invest in the corresponding LROs.

Project Listings. We post the Loan Summary to our Platform as a Project Listing to commence the offering of each series of LROs. The Project Listing contains all of the information included in the corresponding Loan Summary outlined above as well as the hyperlinks to the Offering Circular, the LRO Agreement, a map of the location of the Project and the Developer's profile page on the Platform. We consider the background of the Developer in connection with our assessment of the credit profile of a particular Developer, and reflect certain background information about the Developer and its Principal(s) on Loan Offering/Project Listing as discussed above.

From time to time, we may also post photographs of the property, floor plans, architectural drawings and renderings on the Project Listing. We find that information of this nature may be of interest to visitors to our site, as it helps them to visualize and to distinguish different Projects. We do not provide this information to investors as part of the Offering Circular or the Loan Summaries because we do not consider it material to a decision to invest in LROs.

Photographs, floor plans, architectural drawings and renderings are not required as part of our diligence process and are not material to our decision to fund a Loan. Often, such items are not available at the time of a funding decision and may only be provided prior to closing on a Loan. This information is made available to investors from time to time on the Project Listing for informational purposes only. In fact, an investor can obtain much of this additional information (e.g., maps, photographs of property, general background information on Developers, etc.) independently through a simple internet search of the address of the property or the name of the Developer and its Principal(s).

As the offering of a particular series of LROs progresses, we will update the Project Listing to track the number of investors who have committed to purchase LROs to fund the Loan, the amount left to fund the Loan completely and the number of days left in the Offering Period for the specific Project (including any extension). We will also update the Project Listing to reflect the satisfaction of any of the closing conditions and to notify investors of the commencement of the Withdrawal Period and if this Offering Circular is suspended or the offering of a particular series of LROs is terminated. See "—Project Funding and Payment of Investor Returns—Purchase of LROs" below.

Materials Not Provided to Investors. As discussed in more detail below, when making a determination as to whether to underwrite a particular Loan, we consider the information provided to us by the Developer with its Application, such as appraisals or comps, zoning applications, permits, environmental studies, proof of insurance, project assessment reports, budget/Draw schedule and material agreements with any general contractors or subcontractors; etc. In the course of our diligence, we may also collect additional information, such as an independently commissioned appraisal or broker's price opinion, automated valuation models, business assurance reports, credit score reports, etc., which we use to assess the Project and proposed Loan and to verify the information provided to us by the Developer. Since all of the Loans offered for financing through our Platform satisfy our basic qualifications and financing requirements, we do not provide investors access to all of the materials we consider in our underwriting and due diligence process. We believe providing access to all of the information we review would prove overwhelming and confusing to investors. For example, we may receive financial statements and/or tax returns from a Developer in connection with the Application and underwriting process. Because most entities we make Loans to are set up exclusively to pursue one or a small number of projects, we do not believe this financial and tax information in this form provides an accurate or complete picture of the financial condition of the Developer, its Principals or any affiliated entities, such as subsidiaries, parents, or sister companies. As a result, we generally do not make this information available to investors. We will not disclose the contact information, financial information (other than the limited financial data reflected on the Loan Summaries/Project Listings discussed above) or credit score of the Principals or any other information that may be protected by privacy laws.

Loan Comparison Tool (Box H). We make a Loan Comparison Tool available to investors through our Platform. The Loan Comparison Tool allows investors to easily compare Projects offered through the Platform side by side, relative to multiple data points. To activate the tool, an investor selects the Projects they want to compare from the general landing page that identifies the Projects we are currently offering for investment. Then, the investor clicks the Loan Comparison Tool button. A modal then appears that pulls key data about the selected Projects from their corresponding Loan Summaries/Project Listings and presents that information in a tabular format (as represented in Box H). The Loan Comparison Tool does not include any of the Borrower Stats reflected in Box G above.


GROUNDFLOOR
Box H

Investor Accounts

To begin investing on our Platform, a prospective investor must register on our Platform and create an account with us. Individuals must be at least 18 years of age and a U.S. resident. When registering, the investor must agree to our platform Privacy Policy and Terms of Service, including consent to receipt of disclosures electronically. To create an account, an individual must provide his or her name, address, and email address. An entity must provide the name of the entity, its address, and the name and email address of a contact person. Visitors must create a funding account and link their bank account information before any investments can made. Before tax forms can be prepared, investors must input their social security number or taxpayer identification number.

Before an investor may purchase one or more series of LROs on our Platform, the investor must consent to any applicable tax withholding statement and must agree to our rules, limitations, processes and procedures for originating, servicing and collecting Loans and for purchasing LROs through our Platform. These provisions are collectively contained in the Investor Agreement and the terms and conditions attached thereto (the "Terms and Conditions"), the terms of service (the "Terms of Service") on our Platform and the privacy policy (the "Privacy Policy") on our Platform, which each investor affirms to have read before purchasing any LROs. Each purchaser must also agree to the terms of the LRO Agreement corresponding to the particular Loan and the LROs they are purchasing. (We refer to the

Investor Agreement, including its Terms and Conditions, the Terms of Service, Privacy Statement and any LRO Agreement you may enter into as the "Investment Documents.") In addition, prior to purchasing LROs, an investor must represent that he/she/it resides in a state where the LROs are registered or qualified, satisfies applicable investor suitability requirements, and has read the entire Offering Circular, particularly the discussion of the risks associated with the investment in the securities covered by this Offering Circular discussed under the "Risk Factors" section.

Funding Accounts

Investors will be required to set up an account maintained on our Platform (a "funding account"). This funding account is a non-interest bearing demand deposit pooled account established at Wells Fargo "for the benefit of" Groundfloor Investors (the "Investor FBO Account"). While investor funds are comingled with funds from other investors, the funds from each investor are separately accounted for on our ledger. None of our corporate funds are ever held or commingled with the assets of investors in the Investor FBO Account. All investors are individually insured by the FDIC for funds held in funding accounts. There are no restrictions on funds held in the funding account, and we disclaim any economic interest in such funds.

Investors must transfer funds from their bank accounts via ACH transfer into their funding accounts in order to make investments through our Platform. (See "—Project Funding and Payment of Investor Returns—Purchase of LROs" below.) The funding account holds funds supporting an investor's commitments toward the purchase of LROs and all payments with respect to the LROs payable to the investor are deposited in the funding account. An investor must transfer funds held in its funding account to its own bank account to utilize the funds in any way other than investment in LROs. An investor may transfer funds out of its funding account at any time, provided that such funds are not irrevocably committed to the purchase of LROs. Investors may withdraw non-binding purchase orders at any time before the expiration of the Withdrawal Period by accessing their "Investor Dashboard" and selecting "request withdrawal". Funds withdrawn before the expiration of the Withdrawal Period will be released and made available in the investor's funding account within 48 hours. Investors may withdraw uncommitted funds by accessing their "Investor Dashboard" on our Platform and selecting the option to move uncommitted funds held in the funding account back to their personal bank account. This transfer typically takes three to five business days to complete.

Investors place funds in their funding account by first authorizing an electronic transfer using the ACH network from the investor's designated and verified bank account (or other means that may be permitted by the Funds Transfer Agent (as defined below)) to their funding account. Currently, we have contracted with Balanced Inc. to be the funds transfer intermediary among investors, our Platform and accounts controlled by us (the "Funds Transfer Agent"). We may change the identity of our Funds Transfer Agent at any time without notice to investors. (See also "—Project Funding and Payment of Investor Returns—Purchase of LROs—Funding Investor Accounts.")

Once authorized to do so, the Funds Transfer Agent transfers funds to be deposited into funding accounts to the Investor FBO Account maintained at Wells Fargo. Investors have no direct relationship with Wells Fargo in connection with the Investor FBO Account. We are the owner of the Investor FBO Account. However, we disclaim any economic interest in the assets in the Investor FBO Account and also provide that each investor disclaims any right, title or interest in the assets of any other investor in the Investor FBO Account. As stated above, none of our corporate funds are ever held or commingled with the assets of investors in the Investor FBO Account. The Investor FBO Account is FDIC-insured on a "pass through" basis to the individual investors, subject to applicable limits. This means that each investor's balance is protected by FDIC insurance up to the limits established by the FDIC. Other funds that the investor has on deposit with Wells Fargo, for example, may count against any applicable FDIC insurance limits.

Funds of an investor stay in the Investor FBO Account indefinitely unless the investor takes steps to transfer non-irrevocably committed funds out of its funding account. Such funds may include:

- funds in the investor's sub-account never committed to purchase LROs;
- funds committed to the purchase of LROs for which the underlying financing has not closed; or
- payments received from us related to LROs previously purchased.

An investor must transfer funds held in its funding account to its own bank account to utilize the funds in any way other than investment in LROs. Upon request, we will cause the Funds Transfer Agent to transfer funds in the Investor FBO Account to an investor's verified bank account by ACH transfer, provided that such funds are not irrevocably committed to the purchase of LROs. (See "—Project Funding and Payment of Investor Returns—Purchase of LROs.")

Through our Platform, we have made available an "Investor Dashboard" which allows each investor to view its cash positions in the Investor FBO Account, to track and report funds committed to purchase LROs, as well as payments received from Developers, and to withdraw non-binding purchase orders (prior to expiration of the applicable Withdrawal Period) or uncommitted funds from its funding account. These website features are effectively virtual sub-accounts. These recordkeeping sub-accounts are purely administrative and reflect balances and transactions concerning the funds in the Investor FBO Account.

Account Servicing

We handle payments to and from the Developer and payments on LROs to our investors. Heavy transaction volume into and out of the various accounts we maintain could increase the risk of bookkeeping and recordkeeping errors. Because payments flow through our various financial intermediaries (such as the Funds Transfer Agent and Wells Fargo), there is an auditable trail of money movement, and, in the case of a bookkeeping error, we believe we will be able to recreate transaction histories in order to correct the error. We maintain a sub-ledger with respect to each of our accounts that records all movements of funds into and out of each account, which we periodically reconcile with our own bank transaction history, as well as records on our Platform. We perform nightly backups of our entire system, including transaction records of the Funds Transfer Agent and FBO account records.

Our Loans to Developers

Evaluation of Project Applications

We do not guarantee that financing will be made available to borrowers who apply for Loans through our Platform. Obtaining a "Quick Rate Quote" does not obligate us to proceed further with any borrower. We may decline an Application and refuse to finance a particular Project in our sole discretion and for any or no reason. Our diligence and underwriting process is similar to what a bank might undertake in determining whether to provide a home equity loan—first we undertake a preliminary assessment of an Application to confirm that it does not trigger any of our automatic disqualification conditions, and if not, to determine whether it clears our due diligence procedures and satisfies our basic financing requirements. See "—Preliminary Assessment" below. We conduct additional analysis on those Applications that pass our preliminary assessment using our proprietary Grading Algorithm to set the minimum pricing terms (interest rate, maturity, repayment schedule, etc.) that we will accept. See "—Credit Risk and Valuation Assessment—Our Grading Algorithm" below.

Preliminary Assessment

Designed to identify those Projects that meet our basic qualifications and financing requirements, our preliminary assessment involves a general review of the information and materials received with the Application as well as supplemental materials we may obtain in the course of our diligence.

Automatic Disqualification. We impose automatic disqualification criteria on all Applications. Currently, Applications are automatically disqualified if:

- the Project is owner occupied (we do not finance owner-occupied residential projects, nor do we make Loans for any personal, family, or household purpose. All loans are commercial in nature);
- one or more business assurance reports or public records we obtain and review in the course of our diligence identifies, that, within the past 12 months of the date of the Application, either the Developer or any of its Principals:
  - has filed for bankruptcy,
  - has had an adverse legal judgment imposed against any property under his/her/its control, and
  - has any property currently in foreclosure, subject to a foreclosure proceeding or foreclosed upon, or has had a lien that is in the process of being, or has been, acted upon in a court or other governmental agency;
- the borrowing entity is not a U.S. domiciled entity, organized in one of the 50 states;
- any Principal of the Developer is not domiciled and resident in the U.S.;
- any Principal of the Developer is younger than 18 years of age;
- any Principal of the Developer has been convicted of a felony involving fraud, deceit or dishonesty within five years of the date of the Application, including, without limitation, racketeering, forgery, embezzlement, obtaining money under false pretenses, larceny, or conspiracy to defraud; or
- the proposed loan term is longer than five years.

General Assessment. After an Application clears our automatic disqualification criteria, a number of factors impact our decision to finance the Loan. For instance, we consider the background of the Developer and of its Principal(s) when making our preliminary assessment of Applications. We obtain business assurance reports from vendors (such as Lexis or CDI Credit) and search state and local records to determine whether an Application triggers any of the automatic disqualification criteria described above, but also use the information reflected in those materials to determine, generally, whether to proceed on a particular Loan. We favor Projects that are sponsored by borrowers that have "clean" business assurance reports and public record search, meaning the information indicates neither the

Developer nor its Principals have any criminal convictions, federal tax liens, judgments, or other encumbrances and have not been party to any adverse litigation relating to their projects or properties. We also may assess whether to proceed on an Application based on a Developer's reputation, or the reputation of its Principals, or based on our prior experience working with them. For instance, we may reject an Application if another entity the Principal operates has been in default under one of our Loans or if we have not been provided accurate information in the course of the Application process. We may determine not to proceed with a Project if we believe the Principal lacks experience to complete the Project. We will consider financing first-time developers or developers doing new types of projects; however, as discussed in more detail below, the lack of experience would impact the grade given to the Loan (and thus the loan terms would reflect the increased risks associated therewith).

The borrower's repayment strategy may also impact our decision to finance a particular Loan. More appealing Projects have clear exit or stabilization plans. If a borrower expects to repay its Loan Payments through stabilization, it will need to have pre-sales or rental agreements in place or in process at financing. If a borrower expects to sell the property, it will need to have a credible marketing plan in place at financing or a purchaser already committed. We may review the terms of material agreements with contractors or suppliers and assess the construction plans or budget/Draw schedule. More favorable Projects have a clearly articulated construction plan and budget, with sufficient cash budgeted for cost overruns and delays. Costs will reflect local market conditions, and holdbacks will be used. We may review permits and consider zoning or restrictive use issues. Projects that do not require rezoning and are not subject to negative covenants or other restrictions may be viewed more favorably. In Projects where rezoning is required, we may make rezoning a condition to receive additional Draws from the Loan after advancing sufficient Loan Proceeds to begin the rezoning process. We may also consider environmental issues. More appealing Projects do not involve environmentally contaminated or environmentally sensitive lands. To the extent an environmental engineering report is required because of known local environmental issues, the borrower will have already completed such report and will have it available for our review during our underwriting and due diligence. In areas that are prone to natural disasters (such as hurricanes), we may require the borrower to submit insurance and marketability assessments prior to approving the Project for funding. See "—Due Diligence and Authentication" for a discussion of additional due diligence we undertake in our preliminary assessment of each Application.

Financing Requirements. In addition, we may decline to proceed with financing if a Project is of the type which we believe will not generate sufficient investor interest. Similarly, we may decide not to proceed with financing a Project if we do not believe there is sufficient market liquidity to fund the Project. Our Platform seeks to achieve a balance between the supply of capital and the demand for capital. Our Platform has excess supply when there are more investors seeking investment opportunities from real estate developers than there are borrowers seeking financing. In this case, we will increase efforts to acquire more real estate developers to our Platform. Our Platform has excess demand when there are more borrowers seeking capital than there are investors interested in making commitment. In this case we will reduce the number of Projects we put on our Platform until balance is achieved. We will also take into consideration whether there are state or federal regulatory issues that impact our ability to pursue financing a particular Project. For instance, some projects may benefit from being offered in certain jurisdictions. If we do not have the authority to offer in those jurisdictions in a timely fashion, we will not undertake to fund those Projects. Furthermore, we may not obtain regulatory approval in some jurisdictions in time to meet the needs of some Developers and will therefore not be able to fund those Projects.

Due Diligence and Authentication

We use commercially reasonable efforts to verify or authenticate certain information provided to us and representations made by borrowers. We engage licensed attorneys and/or real estate professionals to assist in our due diligence and closing process. For every Loan we underwrite, we obtain a completed Application and a signed Master Services Agreement from the borrower and review the materials provided to us by the borrower. We use various data vendors such as Zillow, Trulia, Lexis, CDI Credit, Dun & Bradstreet, etc., and access public records to verify the information provided to us, as well as the accuracy of the representations made, by the Developer (and its Principals) as well as the actual property details. We conduct credit, criminal background, bankruptcy and legal judgment searches on the Developer and its Principals. We obtain business assurance reports and search state and local records to determine whether an Application triggers any of the automatic disqualification criteria described above, but also assess whether the Developer or its Principals have any criminal convictions, federal tax liens, judgments, or other encumbrances and have not been party to any adverse litigation relating to their projects or properties. We also check state and local records to verify how long the Developer has been in business and whether it is in good standing and to confirm that the Developer is actually in possession of the property and the extent to which it has been encumbered. We also may obtain proof of insurance and marketability assessments from the Developer when environmental concerns arise.

Prior to closing, we review a budget/Draw schedule (unless the Loan is for $50,000 or less or the entire amount is used for acquisition of a property) and, at or in connection with closing, we obtain evidence of a satisfactory title search and corresponding title insurance on the property covered by the Loans. If we are underwriting a second lien Loan, we may let the Developer provide us the results of a title search performed, and title insurance obtained, by the first lienholder within a month of the submitted Application in lieu of performing a separate title search and obtaining title insurance. Decisions as to whether additional information may be sought are made by the Loan Committee.

Valuation Reports. Prior to determining the letter grade and corresponding interest rate we will apply to a Loan, we always review a Valuation Report for the Project. In the case of a Loan to finance acquisition and/or reconstruction (which is a majority of our Loans), the Valuation Report will reflect an estimate of the projected ARV of the Project. The Valuation Report reflects the projected value of the land if the Loan is to finance ground-up construction. As discussed in more detail below, the valuation of the Project weighs heavily in our Grading Algorithm and the determination of the final letter grade (and thus the minimum interest rate) assigned to a particular Loan. As such, our Loan Committee carefully reviews each Valuation Report we receive. Our Loan Committee may refuse to accept a Valuation Report that it finds unsatisfactory, inaccurate or unreliable, in which case, we will not consider financing the related Loan until the deficiencies are remedied or a new Valuation Report is provided to us.

For Loans under $250,000, Developers may choose the type of Valuation Report they want us to consider in our underwriting process. We may commission (at the borrower's expense) a certified independent appraisal or a broker's price opinion on the Project or the borrower may provide us with a borrower provided appraisal or with a collection of comparable property listings (or "comps"); however, we will always commission a certified independent appraisal for Loans of $250,000 or more.

Reliance on Borrower Provided Comps. Due to the costs associated with the preparation of a certified independent appraisal or a broker's price opinion, borrowers often elect to provide us with a list of comparable properties to support the projected ARV of a Project. We view these as the lowest quality and least reliable of the four types of Valuation Reports we will accept. Our Grading Algorithm factors in the increased risk associated with these types of Valuation Reports. However, in light of the significance we place on the AVR in determining the letter grade and minimum interest rate applied to the Loan, we have established the following set of conditions that must always be satisfied when a borrower elects to support its Application with borrower provided comps.

Requirements for Use of Borrower Provided Comps. Borrowers must supply information with respect to no less than three comparable properties, although we will accept additional comps to support the projected AVR claimed by the borrower. With respect to each comparable property we receive, we first locate the listing of that comparable property from a Multiple Listing Service (or "MLS"), which is a kind of bulletin board that identifies recent local real estate listings. We use the MLS listing to confirm that the information presented by the borrower is accurate and has not been altered by the Developer. If the information provided to us by the Developer with respect to a comparable property is different from what we find in the MLS listing, we will not consider financing the related Loan until the inaccuracies are corrected, the Developer provides us with a new comparable property that satisfies our criteria (or a more reliable form of Valuation Report with respect to the Project under consideration).

In limited circumstances, borrowers may rely on a comparable property for which there is no MLS listing, which can be the case if the comparable property has not been recently listed for sale. In this event, we will utilize an online valuation tool called an automated valuation model (or "AVM") to produce a report which we can use to verify the comp. The AVM report is a tool often used by banks and other lending institutions in the course of their underwriting procedures. It provides a calculated estimate of a probable selling price of a residential property, even when a home is not for sale, through the analysis of public record data combined with a computerized algorithm. We will use the AVM report in much the same way as we use the MLS listing, in as much as, if the information provided to us by the borrower is inconsistent with respect to the information in the AVM report, we will not consider financing the related Loan until the inconsistencies are resolved, the borrower provides us with a new comparable property that satisfies our criteria or we obtain another form of Valuation Report with respect to the Project under consideration.

Once the information provided by the borrower with respect to the comparable property has been confirmed through the MLS listing or the AVM report, as the case may be, the comparable property must also:

- be representative of the Project – this means that the comparable property must be of the same scope as the Project on an as-completed basis. For instance, if as-completed, the Project will be a three bedroom, two bath, single-family residence, on a half-acre lot, without any special features (like a multi-car garage, in-ground swimming pool, etc.), then the comparable property generally must be substantially similar to those characteristics;

- be located in the same zip code or, only to the extent available, the same school district as the Project; and

- reflect a value not less than 15% of the AVR of the Project as reported by the Developer.

Whether we use the MLS listing or the AVM report to verify the information provided to us, if any of these conditions are not satisfied, we will reject the Application, and not consider financing the Loan until the borrower provides us with a new comparable property (that satisfies our criteria) or we obtain another form of Valuation Report.

Reliability of Information. When undertaking our diligence, we strive to source data from the most reputable and reliable vendors and resources, however, this data may not always be accurate or dependable. For example, Zillow and AVM vendors determine their estimated property valuations through statistical analysis of historical data and current market information. There may be errors in the underlying data used in the calculation of these estimates, which could compromise the reported property valuation. Further, in addition to the risks discussed above specifically with respect to borrower provided comps, the reliability of the data contained in the Valuation Reports (and any resources we use to judge those reports) depends, in part, on the methods used to collect the data, the expertise of the third party that prepared the report, as well as the appropriateness of the valuation approaches and underlying assumptions that have been used to reach the conclusions presented. Although the Valuation Reports we receive (other than borrower provided comps) typically are prepared by real estate professionals who are familiar with the market area of the subject Project, they may not reflect the actual value of a particular project. Only market forces will dictate the ultimate value of any real property. Although we use various valuation resources (such as the MLS listing or AVM reports) to provide a backstop comparison to the broker provided comps as part of our due diligence process, these typically report the *listing price* or estimated *market value*, as opposed to the *ARV* typically captured by a Valuation Report, so do not always offer a direct comparison. The Valuation Reports and any AVMs we may obtain are generally prepared solely for our use in connection with our Loan underwriting process, so we do not provide them to investors. We play no role in the preparation of any valuation resources or any other materials provided by the Developer that may be referenced in a Project Listing, and, while we view the data contained in a Valuation Report, MLS listing, AVM report or other valuation resource as helpful, we do not use these materials as the sole basis for a funding decision.

Unverified Information. Other than as discussed above, we do not independently verify the information provided to us by borrowers, and it may be inaccurate or incomplete. For example, we generally do not independently verify certain of the information about the financial condition and past business experience of the Developer and business experience of its Principals, including much of the data contained in the Borrower Summary (Box G) of the Loan Summary, the proposed costs of a given construction project or the capabilities, and the experience of any contractors or sub-contractors. Further, the information the Developers supply may be inaccurate or intentionally false. If information provided by borrowers turns out to be false or misleading, you may lose part or all of the Purchase Amount you pay for a LRO. In general, information available on our Platform with respect to the LROs being offered hereby is subject to Rule 10b-5 of the Exchange Act and to the liability provisions of the Securities Act. However, we advise potential investors as to the limitations on the reliability of any information that is self-reported and not independently verified by us and caution that an investor's recourse in the event this information is false may be limited.

Credit Risk and Valuation Assessment—Our Grading Algorithm

Once the Loan Committee identifies the Projects that pass the preliminary assessment and thus meet our basic qualifications and financing requirements, the Loan Committee undertakes an assessment of each Project and the proposed terms of the underlying Loan to finalize the pricing terms (interest rate, maturity, repayment schedule, etc.) that we will accept.

We use our proprietary Grading Algorithm to assign one of seven letter grades, from A to G, to each Project. The letter grade generally reflects the overall risk of the Loan. In general:


A
B
C
D
E
F
G
Less
Risk
More
Lower expected returns
Lower expected loan losses
Lower interest payments
Higher expected returns
Higher expected loan losses
Higher interest payments

Each letter grade corresponds to the minimum fixed interest rate we will offer to a borrower, subject to applicable law, with respect to a particular Project and the corresponding Loan. At this time, the standard annual fixed interest rates for each letter grade are as follows:


A
6.0%
B
9.2%
C
13.0%
D
15.6%
E
19.0%
F
23.4%
G
25.8%

The interest rates for a given letter grade represent the floor, or minimum amount, we will offer to a borrower with respect to a particular Loan, subject to applicable law. If permitted by law, we may agree with a borrower to increase the actual interest rate that will be paid for a particular Loan to make it more marketable and to help ensure that the Project receives funding. Under no circumstances will we decrease the interest rate charged for a Loan with a given letter grade unless otherwise required to do so by law. If a decrease is required by law, we may elect not to fund the Loan. If we do elect to proceed with the Loan at a lower interest rate, we will notify potential investors that the interest rate is lower than would typically be the case for a Loan of that quality.

The Grading Algorithm. Our Grading Algorithm, which was developed by our management team in consultation with outside advisors with respect to the general type of residential real estate projects we currently finance, involves application of a two-step proprietary mathematical formula. Generally, we assign a scale to each factor. The higher a Project rates with respect to a particular factor, the better the Loan scores. The higher the score, the lower the interest rate we will offer on the Loan.

Representing a quantifiable assessment of the risk profile of a given Project, the Grading Algorithm helps us compare the relative risks of certain quantifiable characteristics across properties. We use the Grading Algorithm to determine a proposed base-line interest rate which reflects the given risk profile of a Project when it is underwritten. The lower the risk profile, the lower the interest rate we will agree to with respect to a particular Loan.

The Grading Algorithm factors in the following indicators that take into account (i) the valuation and strength of a particular Project and (ii) the experience and risk profile of the Developer:

Valuation and Strength of Project	Experience and Risk Profile of Developer
• the Loan to Value Ratio of the Loan, • the quality of the Valuation Report provided to us (supporting the determination of the Loan to Value Ratio), • the nature of the security interest (first lien or second lien) we obtain for the Loan, and • the location of the Project.	• the experience of the Principal as well as the borrowing entity, • the Principal's commitment to real estate development, • the amount of "skin-in-the-game" committed to the Project, and • the credit quality of the Principal(s).

As stated above, we calculate the Loan to Value Ratio for the purposes of the Offering by dividing the total amount of debt on the Project (including the Loan from us and any additional debt on the Project) by the ARV (as determined by the Valuation Report). For instance, the Loan to Value Ratio for a $100,000 loan would be 10% for a property with a $1 million AVR but it would be 50% for a $500,000 AVR.

Determination of Raw Score. First, we use a proprietary mathematical formula to rank the Projects on a scale of 0-100, resulting in a raw score for each Loan we propose to finance. We calculate the raw score utilizing a weighted scale that takes into account, to varying degrees, the factors that impact the valuation and strength of the Project (such as the quality of the Valuation Report and the location of the Project) as well as those that reflect the experience and risk profile of the Developer and its Principals. Each of the factors used to calculate the raw score are described in more detail below in order of their ranking based on weight, from highest weighted (most important) to lowest weighted (least important).

Quality of Valuation Report – As discussed in more detail below, the Loan to Value Ratio represents a significant factor in determining the final letter grade for each Loan. We obtain one of four different kinds of Valuation Reports with respect to each Project which we use to calculate the Loan to Value Ratio; however, not all Valuation Reports are of the same quality or reliability. The reliability of the data contained in those reports depends, in part, on the methods used to collect the data, the expertise of the third party that prepared the report, if any, as well as the appropriateness of the valuation approaches and underlying assumptions that have been used to reach the conclusions presented. For instance, a certified independent appraisal is a report that is prepared by a certified appraiser, who is subject to various professional standards. The appraiser's report has set criteria, and the appraiser will look at specific property characteristics to determine a valuation, adjusted for local market conditions, etc. Compare this with a broker's price opinion ("BPO"), which is a report, with no fixed criteria, but which generally assesses a property's value by comparing it against several similar properties in the same market. The BPO may be further adjusted by a documented walk-through of the property. This report is prepared by a licensed realtor in the same jurisdiction as the property, but is generally considered to be less accurate than a report from a certified appraiser. Still, a BPO is generally a more accurate assessment of a property's value than comparable property information because the realtor preparing the report usually has local market expertise and, if not directly familiar with the property in question, is usually familiar with the comparable properties used in the BPO (for example, the realtor may have listed, bought, or sold one of the comparable properties) comparing two types of reports.

We assess the quality of the Valuation Report we receive on a four-point scale as follows:

Type of Report – Score (with description)	**Characteristics**
Certified Independent Appraisal – 4 (This is an independent appraisal that is prepared by a certified appraiser. It is exclusively commissioned to evaluate the Project associated with the specific Loan Application. It is recently prepared (within one month) and is delivered directly to us by the appraiser.)	Highest quality. Most expensive and time consuming to prepare. Prepared by a licensed or certified appraiser.
Broker's Price Opinion – 3 (A BPO is a report that is prepared by a licensed realtor. The realtor generally compares the property to several similar properties in the local market and may make further adjustments based on a site visit or walk-through. It is exclusively commissioned to evaluate the Project associated with the specific Loan Application. It is recently prepared (within two months) and is typically delivered directly to us by the realtor.)	Good quality. Cheaper and faster to prepare. Prepared by a licensed realtor with local market knowledge.

Type of Report – Score (with description)	**Characteristics**
Borrower Provided Appraisal – 2 (This is an appraisal that the Developer commissioned on the property at some point in the past six months prior to the Application date and has on hand. While the appraiser is still subject to the customary professional standards, the appraisal is not commissioned for purposes of our Loan and it may not be as recent, thus the valuation will be less current, and there may be greater risk that changes in the market could negatively impact the valuation.)	Good quality. Previously prepared. Prepared by a licensed or certified appraiser, but not commissioned by us.
Borrower Provided Comps – 1 (This is a collection of comparable property listings gathered and prepared by the Developer. The listing may be from a listing service website or they may be from a book of listing from various real estate agencies.)	Lowest quality. No cost, easily prepared. Data collected by Developer. Highest Risk.

Rather than requiring Developers to always provide us with an certified independent appraisal, which is the highest quality but most expensive and time consuming report to prepare, we account for the quality of the Valuation Report being provided for each Loan through the Grading Algorithm by assigning scores (and thus more points towards the raw score) to the higher quality, more dependable Valuation Reports.

"Skin-in-the Game" – Real estate developers who have a significant amount of their own money tied up in a project, especially relative to the amount they are borrowing, are less likely to default. Thus, the more skin-in-the-game a borrower has in a Project relative to the amount they are borrowing, the lower the risk of the Project. We assess a borrower's skin-in-the-game on an 10-point scale. The higher the ratio of the borrower's skin-in-the-game to the total amount of debt on the Project, the higher the score and thus more points earned towards the raw score.

Location – The location of a Project can impact valuation. For residential properties, lower-risk Projects will be in zip codes representing strong real estate markets. We have adopted a proprietary formula for assessing the residential real estate market in a particular zip code. We use Zillow's Home Value Index as the data set for our analysis, which can be downloaded from the Zillow website. By obtaining the Home Value Index for a given zip code, we can compare that zip code to the average home value for the state in which that zip code is located. Zip code home values that are above the state's average home value represent stronger real estate markets and therefore less risk. We have assigned property locations to an eight-point scale, based on whether or not a given zip code's average home value is above or below the state's average home value (calculated for the most recent month for which data is available).

In awarding points for location, we compare the home values in the Project's zip code to home values for the Project's state by first calculating the state's home value mean (the average price of a home in the state) and standard deviation (this is a measure of dispersion computed as the square root of the summation of the squared difference of each zip code's average home value from the state's mean home value divided by the number of zip codes in the state) based on all available zip codes in the Project's state. The z-score (the difference in standard deviation units between the average price of a home in the Project's zip code and the average price in the Project's state) is then calculated for the Project's zip code. We assign points for the location of a particular Project based on the z-score for the Project's zip code, with higher scores being awarded for z-scores that are above a state's home value mean, and fewer points for z-scores that are below. Currently, we divide locations into the following eight categories (highest to lowest score):

Location – Score (with description)
Very High Value (z-score > +3) – 8 (The Home Value Index for this zip code is significantly higher than the average home value for the state.)
High Value (z-score ≥ +2, but < +3) – 7 (The Home Value Index for this zip code is much higher than the average home value for the state.)
Above Average Value (z-score ≥ +1, but < +2) – 6 (The Home Value Index for this zip code is higher than the average home value for the state. This is generally a more desirable location.)
Average Value (z-score ≥ +0, but < +1) – 5 (The Home Value Index for this zip code is similar to or slightly above the average home value for the state. This is the typical home for the state.)
Below Average Value (z-score ≥ -1, but < 0) – 4 (The Home Value Index for this zip code is slightly below the average home value for the state.)
Low Value (z-score ≥ -2, but < -1) – 3 (The Home Value Index for this zip code is below the average home value for the state.)
Very Low Value (z-score ≥ -3, but < -2) – 2 (The Home Value Index for this zip code is much lower than the average home value for the state.)
Lowest Value (z-score < -3) – 1 (The Home Value Index for this zip code is significantly lower than the average home value for the state.)

Zillow's Home Value Index is based on a combination of factors, including sales data. However, as with any third-party data source, there may be inherent problems with Zillow's methodology or data set that could cause our related assessment to be inaccurate.

Developer Credit Quality – We rate each Loan based on the FICO credit score of the Principals. As entities, the Developers, which are the obligors under the Loan Documents, do not have FICO credit scores for us to consider in evaluating the Project. Although the Principal(s) are not personally liable for the Loan Payments, we believe his or her FICO credit score is a relevant factor in understanding the individual practices regarding debt management of the persons who will ultimately be responsible for managing the Project and servicing the debt. Lower-risk Developers have good credit ratings (typically a FICO credit score above 700) from established credit rating agencies. The higher the FICO credit score, the more points towards the raw score. The minimum credit rating we typically will accept is a FICO credit score of 500. We will only make exceptions if there are significant mitigating circumstances that greatly reduce the risk profile of an individual Project. For instance, a first lien Project with a Loan to Value Ratio of less than 30%, backed by a certified independent appraisal would sufficiently mitigate a poor FICO score. We may receive multiple credit scores when there is more than one Principal involved with a Developer. We will always use the lowest FICO credit score to rate any given Loan. We do not disclose any information about the FICO credit scores we collect in the course of our underwriting procedures due to privacy concerns.

Experience – Lower-risk borrowers will have significant experience in real estate development (in terms of years and number of projects developed) and will have successfully completed projects of the a similar type and scope.

We rate each Project on a five-point scale, based on the Developer's total years of experience, giving credit only for those years in which the Developer (or its Principal(s)) has had at least one completed real estate project. For example, if a borrower claims to have been involved with the real estate industry for three years, but can only document having successfully completed projects in two of those years, we will only credit the Developer with two years of experience for purposes of our Grading Algorithm. A Developer is only credited with successfully completed projects. The Projects we give credit for must also be similar in type and scope to the Project being financed by the Company, which factors are weighed on an interrelated basis. If a developer only has experience with small renovations, it will not get experience credit if the Project being financed is a comprehensive rehabilitation or a substantial new construction project. However, if the developer has undertaken comprehensive rehabilitations, he will receive experience credit for a new construction project.

Recognizing that some individuals move into real estate development after being involved long-term in other relevant industry activities in the real estate industry, we give credit for the following activities: (1) licensed real estate brokers will be credited with one year of experience for each year they have sold at least three properties and (2) general contractors and trades will be credited with one year of experience for each year they have participated in two or more successfully completed projects of the type and scope under consideration.

Our analysis is based on information that is self-reported by the Developer that has not been independently verified. The higher the score, the more points added towards the Project's raw score. The scores for experience are assigned as set forth in the table below, with the higher scores yielding more points added towards the Project's raw score:

Years of Experience	Score
> 8	5
5-8	4
2-5	3
1-2	2
0-1	1

Commitment – Borrowers who are in the real estate development business on a full-time basis are also considered to be lower-risk. As such, we assign more points to those Projects where the Principals are working full-time, rather than pursing real estate development on a part-time basis.

Rating Adjustments and Letter Grade. Once we have determined the raw score for a particular Loan, we conduct a rating adjustment based on the Loan to Value Ratio and the quality of the security interest we will obtain in connection with the Loan. This adjustment yields the final letter grade, which reflects our assessment of the overall risk of the loan.

The Loan to Value Ratio of the Project represents a significant factor in determining the final letter grade set through our Grading Algorithm. Lower-risk Projects will have a higher valuation (based on the Valuation Report provided to us by the Developer) than the amount of total debt on the Project. For low risk first lien Projects, the Developer's Loan to Value Ratio will be more than 50%. Higher-risk first lien Projects have a Loan to Value Ratio in excess of 70%. If we hold a junior lien, we will not finance properties where the total debt exceeds the reported value of the property.

We use a 10-point inverted scale to score Loan to Value Ratio. A higher score means lower risk. Every Loan starts with 10 points and points are subtracted as the Loan to Value Ratio increases. For example, a Loan with a 40% Loan to Value Ratio will have 4 points subtracted and will be scored a 6. The following table sets forth the rating adjustments we will impose on the raw score, based on the loan to value score of loans that are secured by a first lien:

Rating Adjustments on First Lien Loans

	Loan to Value Score (corresponding Loan to Value Ratio)									
Raw Score	***10*** (10%)	***9*** (20%)	***8*** (30%)	*7* (40%)	***6*** (50%)	*5* (60%)	***4*** (70%)	***3*** (80%)	*2* (90%)	***1*** (100%)
90-100	A	A	A	A	A	A	B	C	C	C
80-89	A	A	A	A	B	B	C	D	D	D
70-79	A	A	A	B	C	C	D	E	E	E
60-69	A	B	B	C	D	D	E	F	F	F
50-59	B	C	C	D	E	E	F	G	G	G
40-49	C	D	D	E	F	F	G	-	-	-
>40	D	E	E	F	G	G	-	-	-	-

The following table sets forth the rating adjustments we will impose on the raw score, based on the loan to value score of loans that are secured by a second lien:

Rating Adjustments on Second Lien Loans

	Loan to Value Score (corresponding Loan to Value Ratio)									
Raw Score	***10*** (10%)	***9*** (20%)	***8*** (30%)	*7* (40%)	***6*** (50%)	*5* (60%)	***4*** (70%)	***3*** (80%)	*2* (90%)	***1*** (100%)
90-100	A	A	A	B	B	C	D	E	-	-
80-89	A	B	B	C	C	D	E	F	-	-
70-79	B	C	C	D	D	E	F	G	-	-
60-69	C	D	D	E	E	F	G	-	-	-
50-59	D	E	E	F	F	G	-	-	-	-
40-49	E	F	F	G	G	-	-	-	-	-
>40	F	G	G	-	-	-	-	-	-	-

The smaller the Loan to Value Ratio, the higher the score. Higher grades are awarded for higher scores. The rating adjustment can have a negative or positive impact on the raw score. For instance, when the Loan to Value Ratio is significantly high, this means that a larger portion of the value of the property is being leveraged and there is less cushion between the amount borrowed and the projected value of the Project. The smaller cushion leads to greater risk of default. As a result, the loan to value score will be low and raw score will be adjusted downward. With the same concept in mind, when the Loan to Value Ratio is significantly low, a small portion of the property is being leveraged and there is a larger cushion between the amount borrowed and the projected value. In this circumstance, we may increase the final letter grade, despite the Project initially receiving a lower raw score. This reflects lower risk in the case of default because the underlying property value is substantially larger than the credit exposure. In some instances, the Loan to Value Ratio may be so significant that we will not fund the Loan under any circumstances (which is indicated by the dash (-) in the tables above).

We have certain maximum Loan to Value Ratios for certain Project types beyond which we will not accept. For all second lien loans, the Loan to Value Ratio will not exceed 80%. For rehabilitation of an existing structure or construction of a new structure on developed, serviced land, the Loan to Value Ratio will not exceed 85%. For Loans which are used for the combined acquisition and rehabilitation of an existing structure or the combined acquisition and construction of a new structure on developed, serviced land, Loan to Value Ratio will not exceed 85%. For Loans to acquire or build raw, unserviced, undeveloped land, the Loan to Value Ratio will not exceed 100% of the value of the underlying land. In addition to the above, we intend to comply with all real estate statutes and regulations with respect to loan-to-property value ratios, including the Loan to Value Ratios set forth in California Business and Professions Code section 10232.3, if applicable.

Presentation of Information in Loan Summaries. Due to the proprietary nature of the Grading Algorithm, we do not disclose to investors the particular weights of the different factors for determining the raw score. However, to help investors assess the underlying data that leads to our underwriting decisions, we identify on the Loan Summary (and the corresponding Project Listing on our Platform) how each Loan scored relative to these factors in addition to ordering the discussion above by relative weight for each factor. An investor can also compare the grading factors across multiple Loans using the Loan Comparison Tool. See "—Information Made Available through the Loan Summaries and Project Listings."

Our Loan Arrangements

The terms of our Loans with the Developers are governed by the Loan Documents, including the Loan Agreement, a promissory note, certain mortgage instruments (including a deed of trust or similar security document) and other documents or instruments evidencing or securing the Loan. The exact documentation necessary to complete the Loan may vary on a case-by-case basis. We engage licensed attorneys and/or real estate professionals to assist in our due diligence and closing process. However, our form Loan Agreement and corresponding promissory note is based on standard industry agreements.

Through the Loan Agreement, the borrowing entity makes representations and warranties to us as to the accuracy of any information provided to us in the course of applying for and receiving funding from the Company. We use commercially reasonable efforts to verify or authenticate such representations and warranties made by the borrowing entity. See "—Our Loans to Developers—Due Diligence and Authentication."

The Loan Agreement structures the terms of the Loan, including the interest rate, the maturity date, the frequency of interest payments, and the budget and/or Draw schedule. These terms are reflected in the corresponding promissory note. When a Loan is subject to a Draw schedule (which is typically the case, but always used for Loans in excess of $50,000 unless the entire amount is used for acquisition of a property), the funds of the Loan stay in the Developer FBO Account, which is an account maintained at Wells Fargo titled in our name "for the benefit of" Groundfloor Developers.

The borrower must submit requests for Draws by providing evidence that certain agreed-upon requirements have been met on a prescribed form to receive Loan funds. The request will contain a list of work that has been done, the amounts owed for such work, and to whom payment is owed for such work. In all cases, unless waived in our sole discretion, our Loan Agreement with the Developer will also require invoices for the activities outlined in the Developer's budget as the intended uses of the Loan Proceeds (the "Budgeted Activities") that are the subject of the request. We may, in our sole discretion, add additional evidentiary requirements to the Loan Agreements with first-time borrowers, less experienced Developers (i.e,. with one to two years of experience or less based on the criteria set forth above in "—Credit Risk and Valuation Assessment—Our Grading Algorithm—Experience"), or Developers completing Projects outside of Georgia related to Draw requests, including, but not limited to, paid receipts, statements of accounts, site visits by the Company, pictures or video evidence of completed work, certification by an engineer, architect, or other qualified inspector acceptable to the Company, construction lien waivers from the Developer's contractor and from the suppliers (if any) for all Budgeted Activities covered by the request, lien subordination agreements, indemnifications, and endorsement to our title insurance loan policy (or a satisfactory commitment to issue such an endorsement) insuring that, as of the date of the request, our security interest is superior to any liens or potential liens for work performed or materials delivered. If we are satisfied with the Draw request and the evidence submitted, we will remit payment either to the Developer or directly to the trades or vendors who are owed payment. Our preference is to pay trades and vendors directly where Draws are used, but our ability to do so is determined by the willingness of the trades or vendors to be directly paid by us. If the trade or vendor expects to be paid in cash, we will instead remit payment to the Developer, and the Developer will settle the invoice.

The Loan Agreement contains standard terms and conditions regarding default, bankruptcy, and other non-payment contingencies. A deed of trust, or similar instrument, is entered into by the borrowing entity in conjunction with the execution of the Loan Agreement and is further used to secure our lien position.

We will hold all Loan Proceeds not advanced to the Developer on the loan origination date in the Developer FBO Account, which is a non-interest bearing demand deposit pooled account. All funds to be applied to the remaining Draws for a particular Loan are held in this Developer FBO Account until so advanced to the Developer. Borrowers have no direct relationship with Wells Fargo in connection with the Developer FBO Account. We are the owner of the Developer FBO Account; however, we disclaim any economic interest in the assets in the Developer FBO Account (other than as may be enforced through its security interest in the underlying Project) and also provide that each borrower disclaims any right, title or interest in the assets of any other borrower in the Developer FBO Account until disbursed. We use a separate collection account (owned and titled in the name of the Company) maintained at Wells Fargo to hold the Loan Payments collected from Developers. The Loan Payments (or other available funds) are then promptly moved (using intra-bank transfers) to the appropriate funding accounts of the investors in the corresponding Loans.

We will charge Developers origination and servicing fees (which typically range, on a combined basis, between 2% and 6% of the Loan Principal), which typically will be included in the total amount of the Loan. In addition, in some circumstances we may charge additional processing fees to the Developer or deduct a collection fee from any delinquent amounts that we are able to collect before distributing the remainder to holders of LROs. Borrowers are also responsible for paying closing costs as well as the costs of obtaining the title search and title insurance. The borrowing entity may elect to include these costs in the total amount of the Loan financed through our Platform. Typically, the combined costs of closing, title search, and title insurance range from $500 to $1,500. See "—Fees and Related Expenses".

Loan Payments are secured obligations of the Developer. Loan Payments are generally secured by a first lien security interest in the assets owned by the borrowing entity related to the specific Project, including the real property itself, any structures or buildings on the property, any materials purchased with Loan Proceeds for Project use and any improvements made thereon. We may agree, in some circumstances, to hold the junior security interest with respect to a particular Loan. For example, we may agree to hold a junior security interest on a new construction loan where a regulated banking institution is the senior secured lender, and where the total amount of debt on the property does not exceed the expected market value. See "The LROs Covered by this Offering Circular" below for our lien position for each series of LROs offered under this Offering Circular. For Projects where we take a junior security interest, if any, the terms of that subordinated security interest will be clearly disclosed in this Offering Circular, the corresponding Loan Summary and LRO Agreement as well as on the corresponding Project Listing. Since the Principals are not obligors under the Loan Documents, we are limited in seeking recourse for non-payment to the Developer itself. See "Project Funding and Payment of Investor Returns—Servicing and Collection of Loans" for more information about our collection procedures and policies.

Project Funding and Payment of Investor Returns

Purchase of LROs

LROs offered on our Platform are available for sale to investors who (i) reside in states in which the LROs are offered and meet applicable suitability requirements and (ii) have sufficient funds available in their funding accounts to make the desired investment. Once the Offering Period for a particular series of LROs commences, it will remain open for 30 days (unless it is fully subscribed with irrevocable funding commitments before the end of such period); however, we may extend that period in our sole discretion (with notice to potential investors) up to a maximum of 45 days. During the Offering Period, information relating to a specific offering and instructions for purchasing the series of LROs corresponding to a particular Project and Loan will be available on the corresponding Project Listing on our Platform.

Non-Binding Purchase Orders. An investor may purchase a LRO by opening the Project Listing on our Platform and indicating the Purchase Amount he or she wishes to invest (in denominations of $10 and integral multiples of $10), subject to the maximum investment amount, if any, imposed on the offering. The investor will then be prompted to confirm the "order" to purchase such amount of that series of LROs. After such confirmation, the order serves as a pre-authorization to debit the investor's funding account. If the investor does not have sufficient funds in its funding account, we will not process the order; however, the investor will be prompted to link its bank account so the appropriate amount may be transferred to its funding account via ACH.

Funds that have been used to commit to this nonbinding purchase order remain in an investor's funding account but are set aside for the indicated purchase. No money is transferred from the investor's funding account at this stage. The orders do not represent binding obligations and will not become irrevocable until the expiration of the Withdrawal Period. Investors may withdraw their non-binding purchase orders at any time before the expiration of the Withdrawal Period by accessing their "Investor Dashboard" and selecting "request withdrawal". Funds withdrawn before the expiration of the Withdrawal Period will be released and made available in the investor's funding account within 48 hours, after which time the investor may elect to transfer such funds to his or her bank account or make a commitment towards a different Project.

The Withdrawal Period. Once (i) we receive sufficient non-binding orders to fully subscribe the Project and (ii) all of the financing conditions have been satisfied (other than the completion of the title search and obtaining valid title insurance), we will notify (by email and through a notice on the Project Listing) those investors who have completed non-binding orders for the Project that they have 48 hours to withdraw their funds (the "Withdrawal Period"). Funds may be withdrawn prior to the expiration of the Withdrawal Period by accessing the "Investor Dashboard" and selecting "request withdrawal". Funds not withdrawn before the expiration of the 48-hour Withdrawal Period will automatically convert into binding and irrevocable commitments to purchase the LROs relating to the corresponding Project and cannot be withdrawn or committed to purchase additional LROs. Commitments to purchase LROs made after expiration of the Withdrawal Period, if any, are irrevocable when authorized and may not be withdrawn.

The Closing. After the expiration of the Withdrawal Period (and once the offering is fully subscribed with irrevocable funding commitments), we will work with licensed professionals to close the Loan and immediately fund the Loan by transferring to the Developer FBO Account funds debited from investors' funding accounts for such purposes (less any fees and expenses included in the Loan Principal) and issue the corresponding series of LROs to investors. LROs are issued electronically, in "book entry" form, by means of registration of each investor's ownership in our records. The closing and funding of the Loan is expected to occur within five business days of the end of the Offering Period or on such earlier date as the offering of that series of LROs is fully subscribed with irrevocable funding commitments. Investors will be notified (by email and through a notice on the Project Listing) when the Loan has been funded and the LROs have been issued. Investors may also access this information on their "Investor Dashboard."

If the offering of a series of LROs is terminated before, or not fully subscribed with irrevocable funding commitments by, the end of the Offering Period, we will notify investors and promptly release committed funds and make them available in their funding accounts. These funds are free to use and may be transferred back to the investor's bank account at any time.

Suspension of Offering Circular. In the event we are required to amend this Offering Circular after qualification as a result of any material changes to the information contained herein that is applicable to all series of LROs being offered hereby, we will suspend all Offerings under this Offering Circular. We will notify (by email and through a notice on the Project Listing) those investors who have made a non-binding order or irrevocable funding commitment to purchase any series of LROs covered by this Offering Circular, advising them that an amendment to the Offering Circular is pending and the Offering is suspended. Investors who have non-binding orders or irrevocable funding commitments towards the purchase of LROs covered by the suspended Offering Circular may request that their commitment(s) be withdrawn from the Offering. In addition, once the amended Offering Circular has been posted on our Platform, we will give each investor five business days to withdraw his or her non-binding order or irrevocable purchase commitment and will extend the Offering Period such that it remains open for at least ten business days following the posting of the amended Offering Circular.

Right to Cancel and Terminate Funding; Termination of the Offering of a Particular Series of LROs. We may, in our sole discretion, remove a Project from the Platform and cancel or terminate, without liability, all investor purchase commitments relating to the corresponding series of LROs at any time prior to funding the corresponding Loan. If, prior to the funding of a Project, we reasonably determine that a Developer's financing request contains materially inaccurate information (including unintended inaccuracies, inaccuracies resulting from errors by us, or inaccuracies resulting from changes in a Developer's financial position, experience, or credit profile between the date a Project is posted and the date that the Loan is to be funded) or was posted illegally or in violation of any order, writ, injunction or decree of any court or governmental instrumentality, for purposes of fraud or deception, we may remove the Project from the Platform and cancel or terminate, without liability, all investor purchase commitments relating to the corresponding series of LROs.

In addition, in the event we are required to implement a material change in the terms of a particular series of LROs being offered under an Offering Circular, we may cancel or terminate the offering with respect to that particular series of LROs (and the financing of the corresponding Loan) under such Offering Circular, as opposed to amending the Offering Circular and suspending all offerings covered by the Offering Circular.

In the event we cancel or terminate our offering of one or more series of LROs (and the financing of the corresponding Loan), if you have a non-binding order or irrevocable funding commitment to purchase the cancelled or terminated series of LROs, we will notify you (by email and through a notice on the Project Listing) that the Project Listing and the proposed financing of the corresponding Loan is cancelled or terminated. All funds previously committed towards the purchase of the cancelled or terminated series of LROs will be returned to your funding account within 48 hours, after which time you may elect to transfer such funds to your bank account or make a commitment towards a different Project.

Making Commitments through Funding Accounts. Investors fund commitments through their funding accounts. Once an investor confirms the purchase order for a particular series of LROs, the funds allocated for such investment are set aside in the investor's funding account. Purchase orders made prior to the expiration of the Withdrawal Period may be withdrawn at any time. Purchase orders made after expiration of the Withdrawal Period, if any, are irrevocable when authorized and may not be withdrawn. We will not process a purchase order if there are insufficient funds in an investor's funding account. If an investor has insufficient funds in their funding account when making a purchase order, they will be prompted to fund their funding account with the difference via ACH transfer.

Purchase orders not otherwise withdrawn or made after the expiration of the Withdrawal Period are irrevocable, unless the offering is suspended or the offering of a particular series of LROs is terminated before the corresponding series of LROs are issued. Irrevocably committed funds may not be withdrawn from the funding account or committed to other Projects, unless we are required to suspend or otherwise terminate the offering of the series of LROs as described above.

Funding Investor Accounts. All purchases are made from and repayments are made to investor's funding accounts on the Platform. Investors may fund their funding account by linking their bank account and transferring money via ACH transfer, as provided by our third-party funds transfer agent, Balanced Payments. For example, when an investor registers for an account and then elects to purchase a LRO, that investor will first be prompted to link their bank account and transfer funds to their funding account in order to complete the purchase. We may allow, to the extent permitted by applicable law, investors to fund their funding account through other means, such as PayPal, BitPay, Google Wallet, or other online payment systems. If a funds transfer is required before completion of a purchase order, the purchase order will be completed as one action if there are sufficient funds in the bank account. We are not responsible for any fees investors may be charged by their banking institution as a result of any transaction involving their funding accounts, including in which there are insufficient funds available to complete the transaction. We also reserve the right to pass through to the investor any fees we are charged as a result.

Servicing and Collection of Loans

Following the purchase of LROs and the funding of the corresponding Loan, we will begin servicing the Loan. We will set up an automated accounting system to track payments received from the Developer. We will be responsible for billing, payment collection, debt status tracking, and all other tasks required to efficiently service the Loan. Loan Payments by the Developer are handled by debiting its bank account by ACH transfer or by wiring funds where the Loan Agreement allows for balloon payments or non-amortizing payments. If the Developer elects to pay by check, we reserve the right to charge the Developer for any check processing fees we incur. We retain all of any check processing and other processing fees we receive to cover costs.

We will provide reports and other investor communications via electronic communication.

We service payments with respect to the outstanding LROs. Payments to holders of LROs will be made within five business days of receipt of Loan Payments with respect to the corresponding Loan. We make this payment out of any funds at our disposal by transferring to each holder of the series of LROs an amount equal to such holder's pro rata share of such Loan Payments. We will make these payments directly to the investor's funding account. Investors may not request that these payments be made directly to their bank account.

An investor must transfer funds held in its funding account to its own bank account to utilize the funds in any way other than investment in LROs. Upon request, we will cause the Funds Transfer Agent to transfer funds in the Investor FBO Account to an investor's verified bank account by ACH transfer, provided that such funds are not irrevocably committed to the purchase of LROs. Investors may make this request by accessing their "Investor Dashboard" on our Platform and selecting the option to move uncommitted funds held in the funding account back to their personal bank account. No fees are charged for this transfer.

Under the terms of the Investor Agreement and the LRO Agreement, we are required to service and collect Loan Payments in good faith, consistent with reasonable commercial standards of fair dealing. Each time a payment request is denied due to insufficient funds in the Developer's account or for any other reason, we may assess (and retain) an unsuccessful payment fee to the Developer to cover any costs that result therefrom. See "—Fees and Expenses."

In the event a borrower fails to make payment within 15 days of the due date, we have the option to pursue various remedies. We can charge a late charge equal to the lesser of (i) 4% of the amount of the unpaid payment or (ii) the maximum amount permitted to be charged under applicable law. We could also apply a default rate equal to the lesser of (i) twenty percent (20%) per annum or (ii) the maximum rate permitted to be charged under applicable law, and/or pursue various remedies made available to us under the Loan Documents, at law or in equity. Late charges and the default rate are applied to the outstanding amount then owed and calculated form the original date the payment was due. The late charge and/or default interest, as applicable, will be passed on to investors (and thus include any additional amounts collected as a result in the Loan Payments that are distributed on a payment date). See "—Fees and Related Expenses" below for more information.

When a borrower fails to make payment when due, our current policy is: first, to impose the late charge; then, if the amounts remain overdue after an additional 30 days (or 45 days after the scheduled payment date or maturity date, as the case may be), we will begin to charge default interest and promptly begin taking steps to remedy the default (as discussed below). We may deviate from this policy depending on the circumstances of the missed payment. When making a decision to exercise remedies (including whether to put the borrower in default) we will consider various factors such as payment history, general credit worthiness, the prospects of repayment, the current status of the project, the further time needed and cost (in each case if any) to complete the project, whether there is other collateral that may be pledged to secure obligations, the value of the collateral, the applicable real estate market, whether the value of the collateral is likely to decrease or increase, the time and costs involved to foreclose and dispose of the collateral, and the costs to maintain the collateral.

We may also decide to do a "workout" with the borrower (either before or after a missed payment). This may include modifying the loan terms so the borrower is able to continue meeting its obligations to us. We may charge the Developer (and retain) a loan modification fee in connection with any modification of the Loan. Whether we charge a modification fee (and the amount of such fee) will vary based on the modification, the complexity and time involved to negotiate and document the modification, the increased burden or administration required to service the modified Loan, and other facts and circumstance that may exist at the time of the modification.

In addition, we may increase the interest rate applied to the Loan, subject to applicable law, as a penalty in the event of an extension or modification. We use our discretion when determining whether to apply penalty interest to a modification (separate and apart from late charges and/or default interest that may already be imposed) and we make a determination about whether to apply a penalty (and the amount, if any) on a case by case basis. In many cases we set the penalty rate lower than the applicable late charge to encourage borrowers to pursue an extension or modification before missing a payment. As a result, based on our current policy (which we may deviate from in our sole discretion), when extending the loan, we set the penalty rate based on the length of the extension. If the extension is for one month, we typically do not charge any penalty interest. If the extension is for two months, we typically charge penalty interest of 1%, and if it is extended for three months or more we typically charge penalty interest of 2%. (In all instances, the penalty we charge is subject to applicable law.) If the borrower has previously requested an extension, we typically charge penalty interest of 2%. We will not grant an extension beyond six months in any instance. All other material modifications (such as changing the payment schedule, etc.) are typically subject to penalty interest of 1%. All penalty interest will be passed along to the investor in the Loan Payments that are distributed on a payment date. See "—Fees and Related Expenses" below for more information.

Finally, we may, in our sole discretion, seek to remedy the default by taking steps to exercise our security interest and take possession of the assets of the Project. This typically would involve foreclosing on any real property pledged as the security interest. In order to recover amounts due under the Loan, when we are able to take possession of the underlying asset, we would sell the Project assets and repay the LRO out of the proceeds of the sale. Alternatively, rather than taking possession of the assets, we may elect to assign or sell our rights to the Loan to a third party (potentially at a discount) for payment of all or some of the outstanding amounts owned by the borrower. All proceeds collected as consideration for such assignment or sale will be paid to investors on a pro rata basis, subject to our deduction of the Liquidation Costs. See "General Terms of the LROs—Liquidation Proceeds, Costs, and Expenses" below for more information.

Our normal collection process changes in the event of the bankruptcy of the Developer (and, potentially, of the Principal). When we receive notice of the bankruptcy, as required by law, we will cease any and all automatic payments on the Loan and defer any other collection activity. We will put a freeze on any funds held in the Developer FBO Account on behalf of such Developer. If we are in a senior secured position, we will execute our rights to the fullest extent to recover funds in any subsequent bankruptcy proceeding, which may include the filing of a proof of claim and attempts to obtain relief from stay to foreclose on the assets that secure the Loan. We may pursue additional relief beyond the proof of claim, depending upon certain factors including our view of the costs and benefits to us of any proposed action. Notwithstanding our security interest, in the event of the Developer's bankruptcy, if the Developer has other creditors senior to the Company, the bankruptcy court may refuse to grant relief from stay to enable us to foreclose on the Developer's assets, including funds that are set aside in the Developer's sub-account in the Developer FBO Account. Moreover, if an existing mortgage lender to the Developer has foreclosed on the Developer's property, we may be unable to gain access to the premises to take possession of any underlying materials which may be part of our security interest.

Each investor's right to receive LRO Payments is limited in all cases to the holder's pro rata share of the Loan Payments we receive. Investors who have purchased LROs are able to monitor the payment status of the corresponding Loan as "Current," "Late" (followed by the number of days late), "Defaulted" of "Bankruptcy" through the "Investor Dashboard," but cannot participate in or otherwise intervene in the collection process.

Fees and Related Expenses

The LRO Agreement provides that Loan Payments include all payments or prepayments of principal and interest (including any penalty or default interest charged on the Loan), any prepayment premiums, late charges and any Liquidation Proceeds; but will be net of any Company Fees and Expenses, Liquidation Costs, loan modification fees, prepayment fees, and fees deducted by a backup or successor servicer (the categorization of all such items to be determined by the Company in a manner consistent with the Loan Documents).

For all Loans, we charge an origination fee and a servicing fee. In most instances, our origination and servicing fees (which typically range, on a combined basis, between 2% and 6% of the principal loan amount requested by the Developer) are included in the total amount of the Loan financed through our Platform. Less frequently, a Developer will directly pay the origination and servicing fees to us at closing. Developers are also responsible for paying closing costs as well as the costs of obtaining the title search and title insurance. The Developer may elect to include these costs in the total amount of the Loan financed through our Platform or may directly pay these expenses at closing. Typically, the combined costs of closing, title search, and title insurance range from $500 to $1,500. We retain all of these fees and reimbursements. None are included in the Loan Payments distributed to investors.

We may also charge fees in connection with administering the Loan Documents, including check processing or administrative fees in connection with facilitating Draw payments or other disbursements of loan proceeds and fees imposed on the Company or its agent in respect of a Loan when the Company's payment request is denied for any reason, including, but not limited to, non-sufficient funds in the Developer's bank account or the closing of such bank account. The foregoing fees and expenses are referred to herein as the Company Fees and Expenses. We typically deduct Company Fees and Expenses from undrawn Loan Proceeds; however, if insufficient Loan Proceeds remain available to cover those amounts, we will invoice the Developer directly for those fees and expenses. We do not distribute any Company Fees and Expenses to investors.

We currently do not charge any prepayment fees to Developers or incur fees or expenses in connection to the engagement of a backup or successor servicer. In the event we do incur such fees and expenses in the future, we would retain any reimbursements received from Developers and/or reduce Loan Payments that are distributed to investors by such amounts. If we impose a prepayment premium on Loans in the future, we would include those amounts in Loan Payments passed on to investors.

We may charge the Developer (and retain) a fee in connection with an extension or modification of the Loan. Whether we charge a modification fee (and the amount of such fee) will vary based on the modification, the complexity and time involved to negotiate and document the modification, the increased burden or administration required to service the modified Loan, and other facts and circumstance that may exist at the time of the modification. See "—Project Funding and Payment of Investor Returns — Servicing and Collection of Loans", We typically deduct modification fees from undrawn Loan Proceeds; however, if insufficient Loan Proceeds remain available to cover the loan modification fee, we invoice the Developer directly for these expenses. Loan modification fees are retained by the Company and are not included in Loan Payments passed on to investors.

In addition, we may increase the interest rate applied to the Loan, subject to applicable law, as a penalty in the event of an extension or modification. We use our discretion when determining whether to apply penalty interest to a modification (separate and apart from late charges and/or default interest that may be imposed) and we make a determination about whether to apply a penalty (and the amount, if any) on a case by case basis. However, under current policy, penalty rates typically range between 0%-2%. See "—Project Funding and Payment of Investor Returns —Servicing and Collection of Loans", All penalty interest will be passed along to the investor in the Loan Payments that are distributed on a payment date.

In the event a Developer fails to make payment on a due date, we have the option to pursue various remedies, including imposing a late charge (equal to the lesser of (i) 4% of the unpaid payment amount or (ii) the maximum amount permitted to be charged under applicable law) or charging interest at a default rate (equal to the less of (i) twenty percent (20%) per annum or (ii) the maximum rate permitted to be charged under applicable law). Late charges and the default rate are applied to the outstanding amount then owed and calculated form the original date the payment was due. See "—Project Funding and Payment of Investor Returns —Servicing and Collection of Loans", The late fee and/or default interest, as applicable, will be passed on to investors (and thus included in any Loan Payments passed on to investors (assuming such amounts are collected prior to the extended payment date).

Any and all Liquidation Proceeds will be applied (i) first, to all Liquidation Costs (ii) second, to any prepayment premium owed by the Developer under the Loan Documents, (iii) third, to accrued and unpaid interest owed by the Developer under the Loan Documents, and (iv) fourth, to the outstanding Loan Principal. We will pass along any Liquidation Proceeds (other than the Liquidation Costs) to investors. See "General Terms of the LROs—Liquidation Proceeds, Costs, and Expenses" below.

The chart below summarizes the treatment of the various fees we charge and expenses we incur in connection with our underwriting and loan administration services.

Type of Fee	Amount of Fee/Expense	Application of Fees
Origination and Servicing Fees	Typically ranging (on a combined basis) from 2% to 6%	Charged to each Developer and retained by us. Total fees typically included in total amount of the Loan funded on our Platform or paid directly by the Developer at closing. (These fees do not impact any Loan Payments.)
Closing Expenses	$500 to $1,500	Charged to Developer. Fee is typically included in total amount of the Loan funded on our Platform or paid directly by Developer at closing. (These fees do not impact any Loan Payments.)
Check Processing Fee	Up to $15	Fees would be paid by Developer and retained by us. (Loan Payments are net of these amounts.)
Non-sufficient funds	$15 to $35	Fees would be paid by Developer and retained by us. (Loan Payments are net of these amounts.)
Back Up Expenses	Currently N/A	Expenses would be passed through to investors and retained by us. (Loan Payments would be net of these amounts.)
Prepayment Fees	Currently N/A	Fees would be paid by Developer and retained by us. (Loan Payments would be net of these amounts.)
Prepayment Premium	Currently N/A	Premium would be paid by Developer and passed through to investors. (Loan Payments would include any prepayment premium.)
Loan Modification Fees	Variable	Fees paid by Developer and retained by us. (Loan Payments are net of these amounts.)

Type of Fee	Amount of Fee/Expense	Application of Fees
Penalty Interest Rate	Variable. Typically, up to an additional 2%, subject to applicable law	Additional interest paid by Developer and passed through to investors. (Loan Payments include penalty interest.)
Late Charge	The lesser of 4% or the maximum amount permitted to be charged under applicable law	Late fees paid by Developer and passed through to investors. (Loan Payments include late fees.)
Default Rate	The lesser of 20% or the maximum rate permitted to be charged	Additional interest paid by Developer and passed through to investors. (Loan Payments include any default interest.)
Liquidation Costs	Variable	Expenses paid by us and retained by us out of the Liquidation Proceeds. (Loan Payments are net of these amounts.)
Liquidation Proceeds	Variable	Funds passed through to investors, less the Liquidation Costs. (Loan Payments include Liquidation Proceeds.)

Investors. We do not currently charge investors fees in connection with our offerings or the use of our Platform. We reserve the right to begin charging fees at any time, provided that any such change will take effect with respect to the first month after the change is posted on our Platform. The Fund Transfer Agent charges us fees for the use of its services. Generally, when transferring investor money used for investments, we are charged 1% of the transfer amount, plus $0.30 per transfer, capped at $5 total. For money repaid to investors, we are charged a flat fee of $0.25 per transfer. We do not currently pass through to investors any of the fees the Funds Transfer Agent charges for the use of its services; however, we reserve the right to begin doing so at any time. In the event we begin passing through these servicing fees, we will post such fees on our Platform, and such change will take effect with respect to the first month after the change is posted on our Platform. We are not responsible for any fees investors may be charged by their banking institution as a result of any transaction in which there are insufficient funds available to complete the transaction. We also reserve the right to pass through to the investor any fees we are charged as a result.

Investment Documents

General Overview

Before purchasing any series of LROs, investors must agree to our Investor Agreement, including the terms and conditions attached thereto (the "Terms and Conditions"), the terms of service (the "Terms of Service") on our Platform and the privacy policy (the "Privacy Policy") on our Platform and the LRO Agreement relating to that particular series of LROs. The Investor Agreement, together with the Terms and Conditions, governs the general rights and obligations in connection with investing in LROs through our Platform. Under the Investor Agreement, we provide the investor the opportunity to participate in the financing of Projects through the purchase of LROs. At the time a commitment to purchase a LRO is made, we also ask each investor to agree to the terms of the corresponding LRO Agreement, which governs the offer and sale of a particular series of LROs as well as the specific rights and obligations of purchasers of that series of LROs and of the Company. The provisions of the Investor Agreement and LRO Agreement should be read in conjunction with each other; however, the LRO Agreement supersedes the terms of the Investor Agreement in the event of any inconsistency between the two agreements. See "General Terms of the LROs" for a more detailed discussion of the terms of the LRO Agreement.

The Investor Agreement limits the investor's right to collect or attempt to collect from any Developer or from its Principals, directly or through any third party, any amount owing under any of the investor's LROs or on any of the Loan Payments on the Loan that corresponds to the investor's series of LROs. The investor also consents to receive electronically all documents, communications, notices, contracts, prospectuses, Offering Circulars, and agreements, including any IRS Form 1099, arising from or relating in any way to his or her or our rights, obligations or services under the Investor Agreement and use of our Platform. In the Investor Agreement, the investor acknowledges that the LROs are intended to be debt instruments issued by the Company that have original issue discount ("OID") for U.S. federal income tax purposes and agrees not to take any position inconsistent with that treatment of the LROs for tax, accounting, or other purposes, unless required by law. The investor also acknowledges that the LROs will be subject to the OID rules of the Internal Revenue Code, as described below under "Material U.S. Federal Income Tax Considerations—Taxation of the LROs—Taxation of Payments on the LROs".

Acknowledgements, Representations, and Warranties in the Investor Agreement

The Investor Agreement describes the limitations on payments on the LROs, and the investor acknowledges that, among other things:

- it is prepared to bear the risk of loss of his or her entire Purchase Amount;
- payment on the LROs, if any, depends entirely on the receipt of Loan Payments by us in respect to the corresponding Loan;
- we do not warrant or guarantee in any manner that the investor will receive all or any portion of the LRO Payments the investor expects to receive or that the investor will realize any particular or expected rate of return;
- the amount received on a LRO, if any, is specifically restricted to payments made by us equal to the Loan Payments received from the borrower under the Loan to which you committed, net of certain fees and expenses; and
- we do not make any representations as to a Developer's ability to pay (or that of its Principal(s)) and do not act as a guarantor of any corresponding Loan Payments.

Under the Investor Agreement, the investor represents and warrants to us that, among other things:

- the investor meets minimum financial suitability standards and any maximum investment limits established for our Platform, as then in effect, for residents of the state in which the investor resides and agrees to provide us with any additional documentation as it may require to verify such compliance;
- the investor acknowledges that the LROs will not be listed on any securities exchange, there will be no trading platform for the LROs, any transfer or trading of LROs must be conducted in accordance with federal and applicable state securities laws, any investment in the LROs will be highly illiquid and such investor should be prepared to hold the LROs until our payment obligations thereunder terminate;

- the investor has complied in all material respects with applicable federal, state and local laws in connection with the investor's execution and performance of the investor's obligations under the Investor Agreement;
- the investor has the power to enter into and perform its obligations under the Investor Agreement; and
- the investor has made its decisions in connection with its consideration of any Projects or Loans featured on the Platform in compliance with the Equal Credit Opportunity Act and Regulation B promulgated thereunder, and any applicable state or local laws, regulations, rules or ordinances concerning credit discrimination.

The investor also acknowledges and agrees that the purchase and sale of the LROs is an arms'-length transaction and that we are not acting as the investor's agent or fiduciary nor does it assume any advisory or fiduciary responsibility in favor of the investors in connection with the LROs or the corresponding Loan Payments and that the investor has consulted its own legal, accounting, regulatory and tax advisors to the extent such investor has deemed appropriate.

Under the Investor Agreement, we represent and warrant to the investor that, among other things, we have complied in all material respects with applicable federal, state and local laws in connection with the offer and sale of the LROs.

Servicing under the Investor Agreement

The Investor Agreement provides that we will use good faith efforts to service and collect on the Loan Payments. The Investor Agreement also provides that we will service all LROs and all Loans both before and after default. We will pay to holders of the corresponding series of LROs their pro rata share of the Loan Payments we receive in accordance with the terms of the LRO Agreement. In servicing such obligations, we may, in our discretion, utilize affiliated or unaffiliated third-party loan servicers, repossessors, collection agencies or other agents or contractors.

Marketing

We attract investors to our website, www.groundfloor.us, through a variety of sources. The main marketing channels we use are online channels, such as search keyword advertising, ad units on social media platforms; website banner ads; online videos hosted on media sites, on our own website, and on social networks; print media; and radio media. We also maintain an active presence on prominent personal and professional online social networking communities, such as Facebook, LinkedIn, and Twitter. Advertising messages and the online content we produce encourage potential investors to learn more about our business and our Platform we operate. Visitors to our website are encouraged to join our investor community by registering for an account, which is the first step in being able to invest in the Projects. Communications with community members by email and via our website provide information about micro-lending in real estate, developments with our website, company and industry news, and specifics about the investment process. We restrict our communications about specific investment opportunities or Projects we have available on our Platform in order to comply with state and federal securities regulation. We conduct customer surveys to determine the level of investor satisfaction and to identify issues our investors are having with our products and services. Surveys are usually distributed by email. We will call customers at their request if they require information about our business and any investment opportunities on our Platform.

Technology and Data Security

Overview

We operate our website and services through a cloud-based platform. We own, operate and maintain elements of this system, but significant portions are operated by third parties that we do not control. In particular, our website and database supporting services are hosted by Heroku, Inc. ("Heroku"). Heroku provides us with a redundant, distributed and scalable hosting environment. We also leverage other industry partners, including Amazon Web Services ("AWS"). AWS provides a suite of auxiliary services we use to supplement our website. In particular, AWS provides image and document storage, distributed domain name system and bulk email services. We pay a monthly subscription fee for both services, which are subject to click-wrap, standard form agreements. Both Heroku and AWS have the right to terminate our agreements for cause and, should they do so, our business will be materially impacted because our website or critical components of our website (and thus, our Platform) will cease to operate until we can find an alternative service provider. We back up all customer data daily and replicate within our cloud infrastructure via an encrypted connection. Both Heroku and AWS have backup copies of the data we upload to them, which is stored in many redundant locations around the world. We continuously monitor the performance and availability of the Platform by leveraging independent third parties with checkpoints from around the world. We aim to provide maximum uptime for our visitors by leveraging cloud infrastructure and through independent monitoring.

We have built a high scalable, multi-tier, redundant marketplace for investors and developers. All code that makes up the website and supporting services is stored using industry best practices and leading version control provider Github, Inc. ("Github"). We pay Github a monthly subscription fee for this service and, should Github terminate its agreement with us for cause, our business would be materially impacted because we no longer have infrastructure through which to develop our code base. We would have to find an alternative provider. We leverage Github's features and agile development practices to collaborate and build our product in a rapid, scalable and repeatable way.

Payment information and transactions are processed and recorded by our Funds Transfer Agent. All of our communications with our Funds Transfer Agent and other banking institutions occur over a 128 bit Secure Sockets Layer ("SSL") encrypted connection. Payment methods are tokenized and stored on the Funds Transfer Agent's Industry compliant infrastructure. Sensitive customer information is encrypted before it is stored within our relational database along with other customer, accounting and investing records. The Funds Transfer Agent and Wells Fargo keep a record of all funds that go into or out of our accounts held with such entity. We keep records of the same in our Platform database. We periodically reconcile the two sets of data to ensure accounting accuracy.

Data Integrity and Scalability

Communication to and from our Platform is transferred via the SSL protocol and a 128-bit SSL key provided by GoDaddy.com using the latest SHA-2 (2048-bit encryption) cryptographic algorithms. Information provided by investors is stored in a cloud-provided PostgreSQL relational database. Sensitive information acquired from our investors is encrypted before saving to our database using RSA 2048-bit symmetric-encryption keys. Private and public keys are stored in separate locations for maximum privacy and keys can be rotated every 12 months to conform with today's top security practices. Only our officers have access to customer data, and employees must request credentials to access this data and may only do so in the course of their duties.

The main database for groundfloor.us is backed up at least once a day and stored offsite. All source code and production keys are stored in multiple locations to ensure no single point of failure. We control access to data and systems and leverage multiple security mechanisms to reduce the chance of a security breach. All access measures and accounts are reviewed every six months. All shared accounts are required to have a password change every six months to ensure a secure controlled environment.

Competition

There are a number of existing online investment platforms, of which the leading platforms are offered by LendingClub and Prosper Marketplace. While LendingClub and Prosper Marketplace have a national presence, they are not able to transact business with lenders in all U.S. States, and neither of these platforms focuses specifically on funding real estate projects.

In the real estate space itself, there are two leading platforms, Realty Mogul, based in California, and Fundrise, based in Washington, D.C. Realty Mogul provides equity real estate investment opportunities for mid to large projects and exclusively serves accredited investors. Fundrise provides both equity and debt investment opportunities in real estate and serves both accredited and unaccredited investors, but focuses on mid-tier developers doing seven to eight figure projects.

In general, we face competition from existing financial institutions that lend to real estate developers, such as banks and specialty lenders (also known as hard money lenders). The commercial lending market for real estate lending in general and lending to single-family, multi-family, and small commercial projects in particular is competitive and rapidly changing. We expect competition to persist and intensify in the future, which could harm our ability to increase volume on our Platform. If our financing model achieves broad success, additional competitors are likely to enter the market. The crowdfunding provisions enacted in Title III of the JOBS Act and the Regulation "A+" provisions enacted in Title IV of the JOBS Act, when fully implemented by the SEC, are likely to lower the barriers to entry for financial services platforms and may draw a significant number of competitors into the marketplace.

Increased competition could result in reduced volumes, reduced fees or the failure of our Platform to achieve or maintain more widespread market acceptance, any of which could harm our business. If any of our principal competitors or any major financial institution decided to compete vigorously for our customers, our ability to compete effectively could be significantly compromised and our operating results could be harmed. Most of our current or potential competitors have significantly more financial, technical, marketing and other resources than we have available and may be able to devote greater resources to the development, promotion, sale and support of their platforms and distribution channels. Our competitors may also have longer operating histories, more extensive customer bases, greater brand recognition and broader customer relationships. These competitors may be better able to develop new products, to respond more quickly to new technologies and to undertake more extensive marketing campaigns. Our industry is driven by constant innovation. If we are unable to stay competitive and innovative, the demand for the products and services we offer through our Platform could stagnate or substantially decline.

Government Regulation

U.S. State and Federal Securities Laws

The LROs offered hereby are "securities," as defined in the Securities Act and state securities laws. The Securities Act provides, among other things, that no sale of any securities may be made except pursuant to a registration statement that has been filed with the SEC and has become effective, unless such sale (or the security sold) is specifically exempted from registration. State securities laws have analogous provisions.

The LROs being offered hereby have not been registered under the Securities Act. Neither the SEC nor any state securities commission or regulatory authority approved, passed upon or endorsed the merits of this Offering. The Offering and proposed sale of LROs described herein shall be made pursuant to an exemption from registration with the SEC pursuant to Regulation A and shall only be offered in states in which the registration of the offer and sale of the securities has been declared effective.

Equal Credit Opportunity Act

The federal Equal Credit Opportunity Act ("ECOA") and the regulation issued by the Federal Reserve Board implementing the ECOA, Regulation B, prohibit discrimination in any aspect of a credit transaction on the basis of race, color, religion, national origin, sex, marital status, age (with certain limited exceptions), because all or part of the applicant's income derives from any public assistance program, or because the applicant has in good faith exercised any right under the Consumer Credit Protection Act. We comply with the ECOA's nondiscrimination requirements.

Electronic Fund Transfer Act and NACHA Rules

The federal Electronic Fund Transfer Act ("EFTA") and Regulation E, which implements it, provide guidelines and restrictions on the electronic transfer of funds from consumers' bank accounts. In addition transfers performed by ACH electronic transfers are subject to detailed timing and notification rules and guidelines administered by NACHA. Most transfers of funds in connection with the origination and repayment of the Loans are performed by ACH. We obtain necessary electronic authorization from Developers and investors for such transfers in compliance with such rules. Transfers of funds through our Platform are executed by Balanced and conform to the EFTA, its regulations and NACHA guidelines.

Electronic Signatures in Global and National Commerce Act/Uniform Electronic Transactions Act

The federal Electronic Signatures in Global and National Commerce Act ("E-SIGN") and similar state laws, particularly the Uniform Electronic Transactions Act ("UETA"), authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures. E-SIGN and UETA require businesses that want to use electronic records or signatures in consumer transactions to obtain the consumer's consent to receive information electronically. When a Developer or potential investor registers on our Platform, we obtain his or her consent to transact business electronically and maintain electronic records in compliance with E-SIGN and UETA requirements.

Lending and Usury Regulation

We must comply with regulatory regimes, including those applicable to mortgage lending transactions, various aspects of which are untested as applied to our Platform. Certain state laws generally regulate interest rates and other charges we can impose and require certain disclosures. In addition, other federal and state laws may apply to the origination and servicing of Loans originated through our

Platform. We believe we structure our Loans to Developers in accordance with licensing or other requirements applicable to us. To that end, we do not make Loans to finance owner-occupied residential projects, which may include a building with a small number of residential "units." We also require that Developers represent to us that the property will not be used as a residence by the Developer and that the proceeds of the requested Loan will be used for business purposes and not for personal, family or household purposes. We may also adjust the interest rates charged on Loans to comply with applicable usury restrictions. If necessary, we will obtain required licenses in a particular jurisdiction before facilitating Loans in such jurisdiction, or, if we determine not to obtain such license, we will not originate Loans in that particular jurisdiction.

Foreign Laws and Regulations

We do not permit non-U.S. residents to register as members on our Platform, and we do not operate outside the United States. Therefore, we are not subject to foreign laws or regulations.

Employees

We currently have seven full-time employees and no part-time employees.

Properties

We do not currently own any property. Our headquarters are located in Atlanta, Georgia, where we currently lease office space under a month-to-month lease.

The Projects

The specific details of each series of LROs being offered under this Offering Circular are set forth in "The LROs Covered by this Offering Circular" below. See also the corresponding Loan Summary, which are attached and incorporated by reference into this Offering Circular, and the form of LRO Agreement. All of these materials are available on the corresponding Project Listing on our Platform.

CAPITALIZATION

The following table reflects our capitalization as of December 31, 2013 (audited) and as of the most recent balance sheet date of October 31, 2014 (unaudited). The table is not adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings or the Initial and Subsequent Closings of the Series Seed Financing.

The historical data in the table is derived from and should be read in conjunction with our consolidated financial statements for the period from our inception (January 28, 2013) until December 31, 2013, included in this Offering Circular. You should also read this table in conjunction with the section entitled "Management Discussion and Analysis".

	Amounts Outstanding as of October 31, 2014 (unaudited)		Amounts Outstanding as of December 31, 2013 (audited)	
Debt:				
Convertible notes payable (interest rate of 8%)	$	1,050,000	$	165,000
Shareholder loan (interest rate of 5%)	$	-	$	11,061
Total debt	**$**	**1,050,000**	**$**	**176,061**
Stockholders' Deficit:				
Common stock, no par	$	6,620	$	590
Additional paid-in capital	$	9,706	$	996
Less: Stock subscription receivable	$	(560)	$	(560)
Accumulated deficit	$	(1,003,802)	$	(135,471)
Total stockholders' deficit	$	(988,036)	$	(134,445)

Number of common shares authorized: 5,000,000
Number of common shares reserved for issuance upon exercise of options: 125,000

LEGAL PROCEEDINGS

We are not currently a party to any legal proceedings.

MANAGEMENT

Biographies of Directors, Executive Officers and Significant Employees of the Company

Benjamin Armstrong (33) has served as our Vice President of Customer Operations since September 2013. Prior to joining the Company, he served as Director of Product Management for Republic Wireless, a division of Bandwidth.com, beginning August 2012, where he developed a new pricing and merchandising strategy, owned the product roadmap and business plan execution, and led a cross-functional team of eight team leads in weekly meetings to execute on product strategy. As the Director of Strategy, Business Development and Finance for Bandwidth.com from April 2011 to October 2011, Mr. Armstrong helped create the business model for the company, identified and established key current and future strategic priorities and opportunities including understanding of customer and market trends across the Internet, media and technology sectors, and established the profitability roadmap to drive overall strategy and operational objectives. As an Investment Banking Associate in the Consumer & Retail Group of Bank of America Merrill Lynch from July 2010 to February 2011, Mr. Armstrong assisted clients in the areas of merger and acquisition and LBOs, share repurchase programs, dividend policies, equity offerings and debt offerings in addition to managing teams of one to two analysts on different deal assignments. Mr. Armstrong received a Masters in Finance from London Business School in 2010, a MBA from Emory University in 2009, and a BA in Biology from the University of North Carolina at Chapel Hill in 2003.

Nick Bhargava (31) is a co-founder of the Company, has served on our Board of Directors and as our Secretary since our inception. Mr. Bhargava was also named Executive Vice President, Legal and Regulatory in July 2014. Mr. Bhargava completed a Practicum with SciQuest Inc. from January 2012 to

May 2012 where he was responsible for reviewing and editing the company's federal securities filings and sales contracts. Previous to that, he served as a Regulatory Analyst for the Financial Services Roundtable from May 2011 to August 2011, where he reviewed and analyzed legislation and regulation, particularly the Dodd-Frank Wall Street Reform and Consumer Protection Act rulemakings. From May 2010 to August 2010, Mr. Bhargava served as an Honors Intern in Trading and Markets with the SEC, at which he was tasked with researching and analyzing the May 6, 2010 Flash Crash in addition to reviewing proposed rules, comments on proposed rules, and SRO filings. As an Enforcement Intern with the Financial Industry Regulatory Authority from May 2009 to August 2009, Mr. Bhargava was responsible for developing enforcement actions against broker-dealers. Prior to these positions, Mr. Bhargava worked as a Trader for TD Waterhouse Inc. from September 2006 to February 2008 and had responsibility for taking and executing trade orders for equities and equity options for high value accounts. Mr. Bhargava received his LLM from Duke University School of Law in 2012, a JD from American University in 2011, and a BS in Biological Sciences and Business from University of Alberta in 2006.

Bruce Boehm (61) has served on our Board of Directors since December 2014. Mr. Boehm is an active angel investor in the Raleigh-Durham area and advisor to several specialty investment funds. During his career, he has been a director for more than 35 publicly and privately held companies. From 1992 to 1996, he created and directed the Masters of Engineering Management Project at the University of Canterbury in Christchurch, New Zealand. Prior to 1992, he was a General Partner of U.S. Venture Partners in Menio Park, California, with responsibility for a portfolio of approximately 20 healthcare and technology investments. Prior to 1982, he was employed by several Silicon Valley and Route 128 companies as an engineer and project manager. Mr. Boehm received a BS from MIT in 1975 and a MS and MBA from Stanford University in 1982. Mr. Boehm is expected to qualify as an independent director under the NASAA Statement of Policy Regarding Corporate Securities Definitions following the completion of the Series Seed Financing.

Brian Dally (42) is a co-founder of the Company, has served on our Board of Directors and as our President and Chief Executive Officer since its inception. Prior to forming the Company, he served as the Chief Instigator of Fomentum Consulting, LLC beginning in September 2012, responsible for consulting for technology companies in the area of marketing, customer acquisition, and product development. As the Senior Vice President and General Manager of Republic Wireless, a division of Bandwidth.com, from January 2010 to September 2012, Mr. Dally led the successful formation and launch of the company's mobile division, including managing over 60 individuals and achieving a $60 million revenue run-rate before the end of the first year of operation. From May 2008 to January 2009, Mr. Dally served as the Principal at Peripatetic Ventures Corp., a management consulting firm for high-growth technology company clients, where he assisted clients to develop partnerships to execute new product strategies and cultivate potential customer relationships in addition to conducting buyer needs research, analyzing competition, and crafting positioning and messaging. Mr. Dally has also held officer-level positions with Cecure Gaming LTD, a consumer poker and casino games service for mobile phones, and Motricity Inc., a mobile platform for entertainment and applications. Mr. Dally received a JD from Harvard Law School in June 1999, a MBA from Harvard Business School in 1999, and a BA in Political & Social Thought from the University of Virginia in 1993.

Jesse Dyer (33) has served as our Director of Business Development since September 2014. From 2003 until 2011, Mr. Dyer worked in commercial banking, with a primary focus on residential real estate lending. In November 2005, Mr. Dyer joined RBC Builder Finance in Atlanta as a Loan Production Associate and later Director of Loan Production from March 2007 to March 2009. Thereafter, he served as an Asset Resolution Director in RBC Bank USA's Special Assets Division until July 2011. In his years as a loan officer and asset recovery director, he actively managed over $500 million in lending relationships across the Southeast United States encompassing Builder Finance, CRE and C&I exposure.

Mr. Dyer has been a paid consultant for distressed borrowers and has been employed as an in-house asset recovery consultant, advising a FDIC loss-share bank integration. He also has credit analyst and underwriting experience. Prior to joining the Company, he was the founder and CEO of MeetMePay, Inc. Beginning in July 2011, Mr. Dyer oversaw product development and launch of the company's patent pending MeetMePay mobile payment technology. Mr. Dyer received a MBA from the Georgia Institute of Technology in 2010 and a BA from the University of Texas at Austin in 2003.

Michael Olander Jr. (32) has served on our Board of Directors since December 2014. Since its inception in 2005, Mr. Olander has served as CEO, in addition to being the sole member and manager, of MDO Holdings, LLC, a diversified holding company that operates three core subsidiaries: MDO2 Fitness, LLC owns and operates 28 health clubs under the names O2 Fitness and East Shore Athletic Clubs; MOREI, LLC and its affiliates own in excess of 250,000 square feet of commercial real estate; and MDO Ventures JS, LLC is an investment company with over a dozen companies currently funded. Mr. Olander sits on the board of five companies funded by MDO Ventures and serves as an advisor to two more. He earned his Bachelor of Arts in Business Administration from the College of Charleston in 2004.

Chris Schmitt (41) has served as our Vice President of Software since February of 2014, previously serving as our lead developer on a contract basis. Prior to joining the Company, he served as Senior Program Manager for Bandwidth.com beginning in January 2012, where he lead multiple teams in efforts to coordinate the release of products, created and implemented a new Beta program to improve product quality, and worked with senior management to define tasks and priorities for his teams. Mr. Schmitt served as the IT Manager of Bandwith.com from September 2011 to January 2012, and in this role he managed a group of five developers on day-to-day operations of building and maintaining the website and back office and launch night of republic wireless including a massive scaling effort on Amazon's EC_2 services to handle peak web traffic. As Senior Developer for Bandwidth.com from October 2010 to September 2011, Mr. Schmitt's responsibilities included organizing and acting as the team lead for the Broadband division. Also in this role, he took the division from an excel-based back office to an online back office through multiple integration, rebuilt the online customer portal with many enhanced features and reconstructed the back end to make it more scalable to meet future demand, and built a distributed ping-based product leveraging Amazon EC_2 services from multiple regions to compete with other industry participants. Mr. Schmitt served as Senior Database Administrator for Credit Suisse from August 2009 to October 2010, where he acted as a primary database administer for over 100 servers and worked with support groups to help improve communication and processes. Mr. Schmitt also operated his own consulting firm, TreadPath Software, LLC, from August 2007 to October 2010. Mr. Schmitt received a BA in Computer Information Systems from Roger Williams University in 1997.

Richard ("Rick") Tuley Jr. (44) has served on our Board of Directors since December 2014. Mr. Tuley is an experienced real estate entrepreneur and business operator. He currently serves as the managing broker of Richard Tuley Realty, Inc., a real estate brokerage firm specializing in residential and commercial investment sales and property management which was founded in 1982. Mr. Tuley has been a licensed broker since 1992 and assumed full firm management in 2009. In addition, Mr. Tuley serves as President of Destiny Development Corporation, a Georgia-based general contracting firm founded in 2001. Destiny specializes in upscale custom and speculative residential construction and remodeling. Mr. Tuley is responsible for firm strategy, securing mortgage capital and making investment decisions. He is a third generation home builder, whose father founded two home building companies in Atlanta, Georgia. Mr. Tuley has over 25 years of experience in new home construction, lot and land development for multiple Fortune 500 companies, retail development, residential redevelopment, property management and long-term investing. Mr. Tuley is also an angel investor. He previously worked for the real estate team within Ernst & Young's entrepreneurial services group. He was also a senior associate in Leveraged Finance and the Financial Sponsors Coverage groups at UBS and a principal with Katalyst Venture Partners in New York. Between real estate and Wall Street, Mr. Tuley has been involved in well over $1 billion in transactions during his career. Mr. Tuley earned his undergraduate degree from Georgia Tech in 1992 and his MBA from Harvard Business School in 1999. Mr. Tuley qualifies as an independent director under the NASAA Statement of Policy Regarding Corporate Securities Definitions (collectively with Mr. Boehm, the "Independent Directors").

Compensation of Our Management

The chart below includes the aggregate annual remuneration for the fiscal year ended December 31, 2014 of each of our officers, directors and key employees.

Name of individual	Capacities in which remuneration was received during 2014	Aggregate remuneration
Brian Dally	President and Chief Executive Officer	$42,032.36
Nick Bhargava(1)	Executive Vice President, Legal and Regulatory	$33,650.76
Ben Armstrong(2)	Vice President of Customer Operations	$48,700.00
Chris Schmitt(3)	Vice President of Software	$78,450.02
Nicole Woods(4)	Vice President of Marketing	$35,268.56
Jesse Dyer(5)	Director of Business Development	$17,727.27

(1) Mr. Bhargava was named Executive Vice President, Legal and Regulatory in July 2014.

(2) Mr. Armstrong received 25,000 shares of our common stock as compensation for his services to us during 2013 and 2014, which shares are subject to restrictions on transfer and an option to purchase in favor of the Company pursuant to the terms of a Stock Repurchase Agreement. Mr. Armstrong's restricted stock vests in accordance with the following schedule: 20% vested on August 1, 2014, and 3.33% vest monthly thereafter such that all of his restricted stock will be fully vested on August 1, 2016 as long as Mr. Armstrong is employed by the Company on such date.

(3) Mr. Schmitt was named Vice President of Software in February 2014. Prior to this time, Mr. Schmitt served as our lead developer on a contract basis. Mr. Schmitt also received options to purchase 45,000 shares of common stock as compensation for his services to the Company during 2014 pursuant to an Incentive Stock Option Agreement with an exercise price of $0.67 per share. See the section titled "Groundfloor Options" for more information on the terms of vesting for these options.

(4) Ms. Woods resigned from her position as Vice President of Marketing effective February 27, 2015. Ms. Woods also received options to purchase 10,000 shares of common stock as compensation for her services to the Company during 2014 pursuant to an Incentive Stock Option Agreement with an exercise price of $3.99 per share, which remained unvested at the time of her resignation.

(5) Mr. Dyer was named Director of Business Development in September 2014. Mr. Dyer also received options to purchase 12,000 shares of common stock as compensation for his services to the Company during 2014 pursuant to an Incentive Stock Option Agreement with an exercise price of $3.99 per share. See the section titled "Groundfloor Options" for more information on the terms of vesting for these options.

As of the date of this Offering Circular, we have not compensated our outside directors for their service on our Board of Directors. In the future, we may implement an outside director compensation program that includes grants of cash and/or equity-based awards.

Employment Agreements

Except as described below, we have entered into employment agreements with each of our officers and one key employee in the form of offer letters. Each offer letter provides for "at will" employment and sets forth the compensation arrangements for the officer, as shown in the table below. The offer letters do not provide for any arrangements for payments or benefits upon termination of employment in specified circumstances, including following a change in control.

Name of officer	Business Title	Annual Salary
Ben Armstrong	Vice President of Customer Operations	$80,000
Chris Schmitt	Vice President of Software	$83,000
Jesse Dyer	Director of Business Development	$60,000

Employment Agreement with Brian Dally, President and CEO

We entered into an Executive Employment Agreement with Brian Dally on November 14, 2014. The initial term of the agreement extends to December 31, 2017 and will automatically renew on a year-to-year basis thereafter unless otherwise terminated as provided therein. The agreement provides that Mr. Dally will receive a base salary of $70,000 per year until the closing of an equity financing with proceeds to us of at least $1,500,000, at which time his base salary will increase to $125,000 per year. The agreement also provides that, on or immediately after the three-month anniversary of the closing of such an equity financing, our Compensation Committee shall consider the establishment of an incentive bonus in which Mr. Dally will be eligible to participate. Mr. Dally is entitled to up to 25 business days of paid time off in each full calendar year and to receive reimbursement for all of his reasonable business expenses incurred in performing his services to us pursuant to the agreement. The agreement also provides that Mr. Dally will be entitled to severance of 12 months of his annual base salary following a Termination Without Cause or Resignation with Good Reason (each as defined in the agreement) in addition to any base salary owed through the effective date of such termination, payment for accrued unused PTO, any bonus to which Mr. Dally is entitled for a preceding period but unpaid as of the date of termination, and continued participation in our benefit plans for 12 months. In consideration for the Company entering into the agreement, Mr. Dally agreed to be bound by certain non-competition and non-solicitation/interference/non-disparagement provisions during the term of the agreement and for 12 months following his termination.

Employment Agreement with Nick Bhargava, Executive Vice President, Legal and Regulatory

We entered into an Executive Employment Agreement with Nick Bhargava on November 14, 2014. The initial term of the agreement extends to December 31, 2017 and will automatically renew on a year-to-year basis thereafter unless otherwise terminated as provided therein. The agreement provides that Mr. Bhargava will receive a base salary of $50,000 per year until the closing of an equity financing with proceeds to us of at least $1,500,000, at which time his base salary will increase to $75,000 per year. The agreement also provides that, on or immediately after the three-month anniversary of the closing of such an equity financing, our Compensation Committee shall consider the establishment of an incentive bonus in which Mr. Bhargava will be eligible to participate. Mr. Bhargava is entitled to up to 25 business days of paid time off in each full calendar year and to receive reimbursement for all of his reasonable business expenses incurred in performing his services to us pursuant to the agreement. The agreement also provides that Mr. Bhargava will be entitled to severance of 12 months of his annual base salary following a Termination Without Cause or Resignation with Good Reason (each as defined in the agreement) in addition to any base salary owed through the effective date of such termination, payment for accrued unused PTO, any bonus to which Mr. Bhargava is entitled for a preceding period but unpaid as of the date of termination, and continued participation in our benefit plans for 12 months. In consideration for the Company entering into the agreement, Mr. Bhargava agreed to be bound by certain non-competition and non-solicitation/interference/non-disparagement provisions during the term of the agreement and for 12 months following his termination.

Lack of Separate Representation

The attorneys, accountants and other professionals who perform services for us also perform services for Groundfloor GA. The attorneys, accountants and other professionals who perform services for us do not represent investors, and no other counsel or professionals have been retained to represent the interests of investors who purchase LROs.

PRINCIPAL SHAREHOLDERS

Groundfloor Capital Stock

The table below sets forth information as of April 16, 2015 with respect to beneficial ownership of our common stock (including shares subject to outstanding stock options) and the Series Seed Preferred Stock by (i) each of our three highest paid officers and directors for fiscal year 2014, (ii) each person or entity who beneficially owns 10% or more of the outstanding shares of each class of capital stock, and (iii) all of our current directors and officers as a group. Except as otherwise noted, the address for each shareholder is 3355 Lenox Road Ste. 750, c/o Groundfloor Finance Inc., Atlanta, GA 30326. All of the outstanding stock options have been issued pursuant to the Groundfloor Finance Inc. 2013 Stock Option Plan (the "2013 Plan"). Except for options granted pursuant to this stock option plan and the preemptive rights under the Investors' Rights Agreement and the Convertible Notes (as defined below), no options, warrants or other rights to purchase our securities are held by any person.

Name and Address of Beneficial Owner	Shares of Common Stock	Percent of Class	Shares of Series Seed Preferred Stock(1)	Percent of Class	Average Price Per Share
Brian Dally(2)	595,000	52.9%	—	—	—
Nick Bhargava(3)	450,000	40.0%	—	—	—
Chris Schmitt(4)	22,136	1.9%	—	—	—
Michael Olander(5)	2,312	*	80,778(6)	20.4%	$4.43
Directors and Officers as a Group (7 persons)	1,128,198(6)	98.7%	120,132(7)	30.4%	—

* Represents less than 1%.

(1) Reflects the Initial and Subsequent Closings of the Series Seed Financing on December 5, 2014, including the conversion of outstanding promissory notes (see "Management Discussion and Analysis—Recent Events"). Pursuant to the Investors' Rights Agreement (as defined below), each Series Seed Investor and Key Holder (each, as defined below) has a right of first refusal to purchase such holder's pro rata share of any equity securities, or rights, options or warrants to purchase such equity securities, or securities convertible or exchangeable into such equity securities, offered by the Company in the future subject to certain customary exceptions.

(2) Mr. Dally was granted 550,000 "founder" shares of common stock on August 6, 2013. On August 30, 2013, Mr. Dally entered into a Stock Repurchase Agreement and subjected his 550,000 shares of common stock to restrictions on transfer and an option to purchase in favor of the Company. Mr. Dally's restricted stock vests in accordance with the following schedule: 25% vested on August 30, 2013, and 2.7778% vests on the 30th day of each subsequent month beginning September 30, 2013, such that all of his restricted stock will be fully vested on August 30, 2016 as long as Mr. Dally is employed by us on such date. Also includes 45,000 shares of our common stock held by Fomentum Consulting, LLC ("Fomentum"). Mr. Dally has sole voting and investment power over the shares held by Fomentum.

(3) Mr. Bhargava was granted 450,000 "founder" shares of common stock on August 6, 2013. On August 30, 2013, Mr. Bhargava entered into a Stock Repurchase Agreement and subjected his 450,000 shares of common stock to restrictions on transfer and an option to purchase in favor of the Company. Mr. Bhargava's restricted stock vests in accordance with the following schedule: 25% vested on August 30, 2013, and 2.7778% vest on the 30th day of each subsequent month beginning September 30, 2013, such that all of his restricted stock will be fully vested on August 30, 2016 as long as Mr. Bhargava is employed by us on such date.

(4) Includes 17,136 shares subject to options exercisable within 60 days of April 16, 2015. See the section titled "Groundfloor Options" for more information on the terms of vesting for these options.

(5) Includes 2,312 shares subject to options exercisable within 60 days of April 16, 2015. See the section titled "Groundfloor Options" for more information on the terms of vesting for these options.

(6) Includes shares held by MDO Ventures JS LLC, for which Mr. Olander holds voting and dispositive power. The address for MDO Ventures JS LLC is 135 E. Martin Street, Suite 201, Raleigh, North Carolina 27601.

(7) Includes 19,448 shares subject to options exercisable within 60 days of April 16, 2015. See the section titled "Groundfloor Options" for more information on the terms of vesting for these options.

(8) In addition to the shares beneficially owned by Mr. Olander, includes 28,691 shares held by Mr. Boehm's spouse, who has sole voting and investment power with respect to such shares, and 10,663 shares held by Richard Tuley Realty, Inc., for which Mr. Tuley holds voting and dispositive power. The address for Richard Tuley Realty, Inc. is 3745 Cherokee St. NW, Suite 605, Kennesaw, Georgia 30144.

Groundfloor Options

The table below sets forth information as of April 16, 2015 with respect to options granted pursuant to the 2013 Plan to (i) each of our directors, officers, and key employees and (ii) each person or entity who beneficially owns 10% or more of the outstanding shares of any class of capital stock. Except for options granted to the 2013 Plan and the preemptive rights under the Investors' Rights Agreement and Convertible Notes, no options, warrants or other rights to purchase our common stock are held by any person.

Name and holder	Shares Underlying Options	Exercise Price	Expiration Date
Bruce Boehm	—	—	—
Michael Olander Jr.	8,000(1)	$3.99	November 14, 2024
Rick Tuley	—	—	—
Brian Dally	—	—	—
Nick Bhargava	—	—	—
Benjamin Armstrong	—	—	—
Chris Schmitt	45,000(2)	$0.67	February 1, 2024
Jesse Dyer	12,000(3)	$3.99	November 14, 2024
MDO Ventures JS LLC	—	—	—

(1) Options were granted to Mr. Olander in connection with advisory services performed prior to Mr. Olander joining our Board of Directors. Mr. Olander's options are not exercisable until vested. Mr. Olander's options vest in accordance with the following schedule: 12.5% vests on February 1, 2015, and 4.1% vests on the 1st day of each successive month thereafter, subject to the termination provisions of the Incentive Stock Option Agreement. Shares purchased upon exercise of options are subject to a right of first refusal in favor of the Company pursuant to the terms of the 2013 Plan.

(2) Mr. Schmitt's options are not exercisable until vested. Mr. Schmitt's options vest in accordance with the following schedule: 14.28% vested on August 1, 2014, and 2.38% vests on the first day of each successive month thereafter, subject to the termination provisions of the Incentive Stock Option Agreement. Shares purchased upon exercise of options are subject to a right of first refusal in favor of the Company pursuant to the terms of the 2013 Plan.

(3) Mr. Dyer's options are not exercisable until vested. Mr. Dyer's options vest in accordance with the following schedule: 25% vests on September 15, 2015, and 2.1% vests on the 1st day of each successive month thereafter, subject to the termination provisions of the Incentive Stock Option Agreement. Shares purchased upon exercise of options are subject to a right of first refusal in favor of the Company pursuant to the terms of the 2013 Plan.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On September 25, 2013, we entered into a revolving promissory note agreement with a principal amount of $30,000 with Fomentum, a North Carolina LLC under Mr. Dally's sole control (the "Fomentum Note"). The Fomentum Note had a maturity date of December 31, 2014 with an interest rate at 5% per annum, accrued monthly and added to principal. Fomentum advanced us a total of $27,061 for operating expenses under the Fomentum Note. We repaid the outstanding balance of the Fomentum Note, including interest, on June 3, 2014. The terms of the Fomentum Note were as favorable to us as those generally available from unaffiliated third parties. We lacked sufficient disinterested independent directors to approve the Fomentum Note at the time it was initiated.

On November 14, 2014, we granted Mr. Olander an option to purchase 8,000 shares of common stock as payment for the performance of advisory services. See the section titled "Groundfloor Options" for more information on the terms of these options. The terms of the transaction were as favorable to us as those generally available from unaffiliated third parties. We lacked sufficient disinterested independent directors to approve the transaction at the time it was carried out.

TRANSACTIONS WITH PROMOTERS

A majority of our Independent Directors that do not have an interest in the transaction must approve any loan or other material affiliated transaction involving its officers, directors and principal shareholders (collectively, the "Promoters"). We and our affiliates have never made and, except for Loans selected by our Loan Committee, approved by a majority of our disinterested Independent Directors, and covered by a duly qualified offering statement, do not intend to make, loans to, or loan guarantees on behalf of, the Promoters. Further, except as discussed above, we and our affiliates have not engaged in and do not intend to engage in material transactions with the Promoters.

Any material affiliated transactions entered into by us in the future will be made on terms that are no less favorable than those that can be obtained from unaffiliated third parties. In addition, all future material affiliated transactions, and any forgiveness of loans, will be subject to approval by a majority of our Independent Directors, in accordance with Section VI of NASAA's Statement of Policy Regarding Loans and Other Material Transactions.

In making the representations above, our officers, directors, and counsel (i) considered their diligence and assured that there is a reasonable basis for such representations, and (ii) considered whether to embody the representations in our charter or bylaws.

MANAGEMENT DISCUSSION AND ANALYSIS

You should read the following discussion in conjunction with our financial statements and the related notes and the section entitled "Description of the Company's Business" elsewhere in this Offering Circular. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including but not limited to those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Circular.

Overview

We maintain and operate our Platform for use by us and our subsidiaries to provide real estate development investment opportunities to the public.

Georgia Notes

To date, only Groundfloor GA has issued non-recourse, limited notes, referred to herein as Georgia Notes, through our Platform corresponding to commercial loans to real estate developers of between $8,000 and $100,000, at interest rates that range between 6% and 20%, maturing six to 12 months from the date when each loan was made. Payment on each series of Georgia Notes is dependent upon our receipt of payments on the corresponding loan, including principal and accrued interest. The borrower with respect to each loan is the developer that controls the real estate development project. These loans were applied toward a real estate project's acquisition and/or renovation or construction costs. The real estate developer uses the loan proceeds to complete the real estate project, repaying principal and interest as a balloon payment at maturity. Once the loans are repaid, the funds will be used to make payments on the corresponding Georgia Notes. It is expected that investors in the Georgia Notes would profit solely from the interest earned on the loan.

Groundfloor GA takes a lien on the real estate underlying the project to secure each loan; however, investors in the corresponding series of Georgia Notes do not have any recourse against the real estate developer or against us except for the investors' pro rata interest in any loan payments we receive from the developer. Real estate developers are charged origination and servicing fees (ranging from 2% to 4%of the funds needed for the project), which may be included in the total amount of the loan. In addition, in certain circumstances, there are additional processing fees charged to the developer.

As of April 16, 2015, Groundfloor GA has issued Georgia Notes totaling approximately $1,295,150, funding a total of 26 commercial loans for real estate development for an aggregate principal amount of $1,295,150. Loan sizes have ranged from $8,000 to $100,000, with an average loan size of approximately $49,813. Georgia Notes have been sold to approximately 420 investors residing in Georgia, with many investors participating in at least two loans. To date, of the 26 loans funded, 11 loans have been paid back in full, and 15 loans are currently outstanding. Of the 15 outstanding loans, all are current and we are not aware of any adverse or material issues with the underlying real estate projects as of April 16, 2015. We have not experienced any adverse business developments in the course of our operations in Georgia. The table below includes information related to the status each loan Groundfloor GA has issued as of April 16, 2015:

Name	City	Loan Amount	Rate (%)	Note Date	Term (months)	Maturity Date	Repayment Date	Delinquency
Riverpark Townhomes	Woodstock	$44,000	11	3/18/2014	6	9/18/2014	9/18/2014	None
905 Tift Ave	Atlanta	$40,000	8	3/19/2014	6	9/19/2014	8/29/2014	None
The Haven Condominiums	Powder Springs	$60,000	11	4/9/2014	6	10/9/2014	10/3/2014	None
Allene Ave n	Atlanta	$60,000	12	5/13/2014	6	11/13/2014	9/12/2014	None
890 Custer Ave	Atlanta	$50,000	10	5/20/2014	6	11/20/2014	11/20/2014	None
128 Morgan Drive	Rome	$35,000	10	7/1/2014	6	1/8/2015	10/30/2014	None
1459 Adele Ave SW	Atlanta	$50,000	9	9/22/2014	6	3/22/2015	3/22/2015	None
1419 Gus Thornhill Jr Dr	East Point	$75,000	12	10/20/2014	12	10/20/2015	Outstanding	None
1784 Grand Oaks Drive, Lot 72	Woodstock	$40,000	20	10/29/2014	12	10/29/2015	Outstanding	None
1949 Sosebee Drive Dalton	Dalton	$8,000	13.5	11/12/2014	12	11/12/2015	3/7/2015	None
38 Highland Court	Carollton	$67,000	11.6	11/17/2014	12	11/17/2015	3/7/2015	None

Name	City	Loan Amount	Rate (%)	Note Date	Term (months)	Maturity Date	Repayment Date	Delinquency
186 Birch Road	Franklin	$22,000	13.5	12/5/2014	12	12/5/2015	3/18/2015	None
1371 Avon Avenue	Atlanta	$25,000	10	12/14/2014	12	12/14/2015	Outstanding	None
1784 Grand Oaks Drive, Lot 73	Woodstock	$40,000	20	12/16/2014	12	12/16/2015	Outstanding	None
51 Warren Street NE	Atlanta	$50,000	20	12/24/2014	12	12/22/2015	Outstanding	None
31 Stratford Dr NW	Atlanta	$25,000	13.2	1/7/2015	12	1/7/2016	Outstanding	None
2498 Lester St	East Point	$35,000	10	2/6/2015	12	2/6/2016	Outstanding	None
136 Brower St	Decatur	$70,000	20	2/23/2015	12	2/23/2016	Outstanding	None
2109 Settle Circle	Atlanta	$35,000	19	3/1/2015	6	9/1/2015	Outstanding	None
146 Ericson St.	Atlanta	$61,150	7	3/1/2015	12	3/1/2016	Outstanding	None
928 Kipling Dr	Atlanta	$100,000	19.4	3/1/2015	12	3/2/2016	Outstanding	None
1784 Grand Oaks Drive, Lot 67	Woodstock	$40,000	20	3/2/2015	12	3/9/2016	3/20/2015	None
4751 Rollins Rd	Augusta	$95,000	9.6	3/9/2015	12	3/31/2016	Outstanding	None
354 Burt's Crossing	Dawson	$40,000	6	3/30/2015	6	9/1/2015	Outstanding	None
1764 Spring Ave	East Point	$40,000	13.4	3/31/2015	12	3/30/2016	Outstanding	None
731 Brookline St	Atlanta	88,000	9.6	4/7/2015	12	4/7/2016	Outstanding	None

The Georgia Notes were offered and sold pursuant to the federal and state exemptions from registration set forth in Section 3(a)(11) of the Securities Act and the Invest Georgia Exemption, Rule 590-4-2-.08, respectively.

Offering of LROs

Upon qualification of this Offering Circular by state and federal regulators, we will issue LROs in distinct series, each series corresponding to a real estate development project financed by a commercial loan from us. LROs will be issued in denominations of $10 and integral multiples of $10. For more information on the Offering of the LROs, see "Description of the Company's Business", "General Terms of the LROs" and "The LROs Covered by this Offering Circular" elsewhere in this Offering Circular.

We were originally organized as a North Carolina limited liability company under the name of Fomentum Labs LLC on January 28, 2013. Fomentum Labs LLC changed its name to Groundfloor LLC on April 26, 2013, and converted into a North Carolina corporation on July 26, 2013. In connection with this conversion, all equity interests in Groundfloor LLC were converted into shares of our common stock. Effective August 5, 2014, we changed our domiciliary state to Georgia under the name Groundfloor Finance Inc. The consolidated financial statements include the Company and our wholly-owned subsidiary, Groundfloor GA, which was created for the purpose of financing real estate properties in Georgia. Groundfloor GA did not commence principal operations until early 2014. As of April 16, 2015, we have facilitated the issuance of Georgia Notes corresponding to 26 loans made by Groundfloor GA since our launch in 2014.

Financial Position and Operating History

In connection with their audit for the period from January 28, 2013 (inception) through December 31, 2013, our auditors raised substantial doubt about our ability to continue as a going concern due to our loss from operations. To strengthen our financial position, we have continued to raise additional funds through convertible debt and equity offerings.

We have a limited operating history and have incurred a net loss since our inception. Our net loss was approximately $135,000 for the period from January 28, 2013 (inception) through December 31, 2013 and approximately $865,000 for the ten months ended October 31, 2014. We did not have any revenues in 2013. In 2014, we have earned limited revenues from origination and servicing fees charged to borrowers in connection with the loans made by Groundfloor GA corresponding to the Georgia Notes. Through October 31, 2014, we have funded our operations primarily with proceeds from our convertible debt issuances, which are described below under "Liquidity and Capital Resources." Over time, we expect that the number of borrowers and lenders, and the volume of loans originated through our Platform, will increase and generate increased revenue from borrower origination and servicing fees.

The proceeds from the sale of LROs described in this Offering Circular will not be used to directly finance our operations. We will use the proceeds from sales of LROs exclusively to originate the Loans that correspond to the corresponding series of LROs sold to investors. However, we collect origination and servicing fees on Loans we are able to make to Developers, which we recognize as revenue. The more Loans we are able to fund through the proceeds of our offerings, the more fee revenue we will make. With increased fee revenue, our financial condition will improve. However, we do not anticipate this increased fee revenue to be able to support our operations through the next 12 months.

Our operating plan calls for a continuation of the current strategy of raising equity and, in limited circumstances, debt financing to finance our operations until we reach profitability and become cash-flow positive, which we do not expect to occur before 2015. Our operating plan calls for significant investments in website development, security, investor sourcing, loan processing and marketing, and for several rounds of equity financing before we reach profitability. As of the date of this Offering Circular, we have raised roughly $620,000 of preferred stock in a planned $1,500,000 financing in order to fund operations over the next 12 months. Management anticipates we will close the remaining portion of this financing by the second quarter of 2015. See "Recent Events" below.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which we have prepared in accordance with generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Management bases its estimates on historical experience and on various other factors it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates. Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements included elsewhere in this Offering Circular.

Software and Website Development Costs

Internal use software and website development costs are capitalized when preliminary development efforts are successfully completed and it is probable that the project will be completed and the software will be used as intended. Internal use software and website development costs are amortized on a straight line basis over the project's estimated useful life, generally three years. Capitalized internal use software development costs consist of fees paid to third-party consultants who are directly involved in development efforts. Costs related to preliminary project activities and post implementation activities, including training and maintenance, are expensed as incurred. Costs incurred for upgrades and enhancements that are considered to be probable to result in additional functionality are capitalized. Development costs of our website incurred in the preliminary stages of development are expensed as incurred. Once preliminary development efforts are successfully completed, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use.

Share Based Compensation

We account for share-based compensation using the fair value method of accounting which requires all such compensation to employees, including the grant of employee stock options, to be recognized in the income statement based on its fair value at the measurement date (generally the grant date). The expense associated with share-based compensation is recognized on a straight-line basis over the service period of each award.

Provision for Income Taxes

We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized.

Results of Operations

	For the ten months ended October 31, 2014 (unaudited)	From Inception (January 28, 2013) to December 31, 2013 (audited)
Non-Interest Revenue:		
Origination Fees	$ 12,942	$ -
Servicing Fees	1,425	-
Non-Interest Revenue	14,367	-
Net Interest Income:		
Total Interest Income	13,376	-
Total Interest Expense	(13,376)	-
Net Interest Income	-	-
Total Net Revenue	14,367	-
Operating expenses:		
General and administrative	223,042	63,263
Regulatory	252,139	-
Sales and marketing	268,792	39,839
Development	75,072	28,203
Origination and servicing	10,979	-
Total Operating Expenses	**830,024**	**131,305**
Loss from operations	**(815,657)**	**(131,305)**
Interest expense	52,674	4,166
Net loss	**$ (868,331)**	**$ (135,471)**

Results of Operations

	For the ten months ended October 31, 2014	From Inception (January 28, 2013) to December 31, 2013 (audited)	$ Change	% Change
Total Net Revenue	$ 14,367	$ -	$ 14,367	100.0%
Operating Expenses	830,024	131,305	698,719	532.1%
Interest Expense	52,674	4,166	48,508	1,164.4%
Net Loss	$ (868,331)	$ (135,471)	732,860	541.0%

Net revenues were $14,367 for the ten months ended October 31, 2014. There were no revenues in 2013. We began principal operations in early March 2014 and, through October 31, 2014, facilitated nine developer loans in Georgia in the ten months ended October 31, 2014. Revenue was earned from origination and servicing fees related to these loans. These fees are determined by the term and credit risk of the developer loan and, as of October 31, 2014, ranged from 2% to 4% of the issued principal balances. The fees are deducted from the loan proceeds at the time of issuance.

Operating expenses were $830,024 for the ten months ended October 31, 2014, a 532.1% increase over the period from inception (January 28, 2013) to December 31, 2013 primarily due to higher compensation costs as we added more staff to support business growth, increased marketing expense and legal expenses related to regulatory filings.

Operating Expenses

	For the ten months ended October 31, 2014	From Inception (January 28, 2013) to December 31, 2013 (audited)	$ Change	% Change
Operating expenses:				
General and administrative	$ 223,042	$ 63,263	$ 159,779	252.6%
Regulatory	252,139	-	252,139	100.0%
Sales and marketing	268,792	39,839	228,953	574.7%
Development	75,072	28,203	46,869	166.2%
Origination and servicing	10,979	-	10,979	100.0%
Total Operating Expenses	$ 830,024	$ 131,305	698,719	532.1%

General and Administrative Expense

General and administrative expense consists primarily of salary expense for employees, rent expense and travel expense. General and administrative expenses for the ten months ended October 31, 2014 and the period from January 28, 2013 (inception) through December 31, 2013 were $223,042 and $63,263, respectively, an increase of 252.6%. The increase was primarily due to substantial legal expense related to the preparation of regulatory filings and personnel-related expenses from the addition of five employees. We expect that general and administrative expenses will increase due to the planned investment in business infrastructure to support our growth and the additional expenses related to qualifying our offerings with the SEC and various state regulators, including the increased cost of compliance and increased audit fees resulting from required regulatory filings.

Regulatory Expense

Regulatory expense consists primarily of professional fees primarily related to legal and accounting fees.

Sales and Marketing Expense

Sales and marketing expense consists primarily of salary expense for our sales and marketing employees, public relations service provider fees, event marketing, online advertising promotions and marketing related travel expenses. Sales and marketing expenses for the ten months ended October 31, 2014 and the period from January 28, 2013 (inception) through December 31, 2013 were $268,792 and $39,839, respectively, an increase of 574.7%.

The increase was primarily due to an increase in advertising and promotions costs related to investor and developer acquisition and an increase in personnel-related expenses from the addition of one marketing employee. We expect that sales and marketing expenses will increase due to the planned investment in investor and developer acquisition to support our growth.

Development Expense

Development expense consists primarily of salary expense for our development employees and the cost of subcontractors who work on the development and maintenance of our website and lending platform. Development expense also includes non-capitalized hardware and software costs and depreciation and amortization expense on hardware and software assets. Development expenses for the ten months ended October 31, 2014 and the period from January 28, 2013 (inception) through December 31, 2013 were $75,072 and $28,203, respectively, an increase of 166.2%. We expect that development expenses will increase due to the planned investments in our website and lending platform to support our technology infrastructure as we grow.

We began capitalizing website and internally developed software costs in August 2013. For the ten months ended October 31, 2014 and the period from January 28, 2013 (inception) through December 31, 2013, we capitalized approximately $34,000 and $31,000 in software development costs, respectively.

Origination and Servicing Expense

Origination and servicing expense consists primarily of payment processing and vendor costs associated with facilitating and servicing loans. Origination and servicing expenses for the ten months ended October 31, 2014 were $2,397. There were no origination and servicing expenses in 2013. We did not begin facilitating and servicing loans until 2014. We expect origination and servicing expenses to increase as our loan application and processing volume increases.

Liquidity and Capital Resources

The financial statements included in this Offering Circular have been prepared assuming that we will continue as a going concern; however, the conditions discussed below raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should we be unable to continue as a going concern.

We incurred a net loss during the period from January 28, 2013 (inception) through December 31, 2013, and have an accumulated deficit as of December 31, 2013 of $135,471. Since its inception through October 31, 2014, we have financed our operations through debt financing from various sources. We are dependent upon raising additional capital or seeking additional debt financing to fund our current operating plans for the foreseeable future. Failure to obtain sufficient debt and equity financing and, ultimately, to achieve profitable operations and positive cash flows from operations could adversely affect our ability to achieve its business objectives and continue as a going concern. Further, there can be no assurance as to the availability or terms upon which the required financing and capital might be available.

	For the ten months ended October 31, 2014 (unaudited)	From Inception (January 28, 2013) to December 31, 2013 (audited)
Cash provided by (used in):		
Operating activities	$ (560,296)	$ (51,049)
Investing activities	(267,992)	(30,973)
Financing activities	1,108,359	169,855
Net increase in cash	**$ 280,071**	**$ 87,833**

Net cash used in operating activities for the ten months ended October 31, 2014 and from January 28, 2013 (inception) through December 31, 2013 was $560,296 and $51,049, respectively. Net cash used in operating activities funded salaries, expenses for contracted development and other professional service providers and expenses related to sales and marketing initiatives.

Net cash used in investing activities for the ten months ended October 31, 2014 and from January 28, 2013 (inception) through December 31, 2013 was $267,992 and $30,973, respectively. Net cash used in investing activities primarily represents acquisition of loans to developers and capitalization of software development costs related to our website and lending platform.

Net cash provided by financing activities for the ten months ended October 31, 2014 and from January 28, 2013 (inception) through December 31, 2013 was $1,108,359 and $169,855, respectively. Net cash provided by financing activities primarily represents proceeds from the issuance of our convertible notes and proceeds from the issuance of notes to investors through the lending platform.

From October to December 2013, we entered into convertible notes with investors for total proceeds of $165,000. The notes incurred interest at the rate of 8% per annum. The outstanding principal and all accrued but unpaid interest was due and payable on the earlier of January 31, 2015 ("Maturity Date") or the closing of a financing with gross proceeds of at least $1,500,000 (a "Qualified Financing"). In the event of a Qualified Financing, the outstanding principal and all accrued but unpaid interest would become automatically converted into shares of our stock issued in the financing at a price per share equal to 75% of the price per share of the financing. In the event we did not consummate a Qualified Financing prior to the Maturity Date, each holder of the notes had the option, at any time during the 60 days following the Maturity Date, to convert the unpaid principal and interest into shares of our common stock at a price per share equal to $3,600,000 divided by the number of the then outstanding shares of common stock, including outstanding stock options and shares of common stock reserved for issuance for stock options.

From February to March 2014, we issued convertible notes to investors for total proceeds of $135,000. These convertible notes had the same terms as the convertible notes that were issued to investors in 2013 (collectively, the "2013 Convertible Notes"). The offering of 2013 Convertible Notes terminated on March 19, 2014. The 2013 Convertible Notes were offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act.

From May to August 2014, we issued convertible notes to investors for total proceeds of $750,000 (the "2014 Convertible Notes"). The 2014 Convertible Notes had the same terms as the convertible notes 2013 Convertible Notes, with the exception of the conversion terms. The outstanding principal and all accrued but unpaid interest of the 2014 Convertible Notes would be automatically converted into shares of our stock issued in a Qualified Financing at a price per share equal to the lesser of 90% of the price per share of the financing or the price per share equal to $5,000,000 divided by the number of the then outstanding shares of common stock, including outstanding stock options and shares of common stock reserved for issuance for stock options. In the event we had not consummated a Qualified Financing prior to the Maturity Date, each holder of the notes had the option, at any time during the 60 days following the Maturity Date, to convert the unpaid principal and interest into shares of our common stock at a price per share equal to $5,000,000 divided by the number of the then outstanding shares of common stock, including outstanding stock options and shares of common stock reserved for issuance for stock options. The offering of 2014 Convertible Notes terminated on August 7, 2014. The 2014 Convertible Notes were offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act.

We have incurred losses since our inception, and we expect we will continue to incur losses for the foreseeable future. We require cash to meet our operating expenses and for capital expenditures. To date, we have funded our cash requirements with proceeds from our convertible note and preferred stock issuances. We anticipate that we will continue to incur substantial net losses as we grow our Platform. We do not have any committed external source of funds. To the extent our capital resources are insufficient to meet our future capital requirements, we will need to finance our cash needs through public or private equity offerings or debt financings. Additional equity or debt financing may not be available on acceptable terms, if at all.

Recent Events

We recently issued and sold 119,114 shares Series Seed Preferred Stock, for total proceeds of $620,000, pursuant to the Series Seed Preferred Stock Purchase Agreement (the "Series Seed Purchase Agreement"), dated December 5, 2014 between us and the investors named therein (the "Series Seed Investors"). We expect to raise aggregate proceeds of $1.5 million through the sale of Series Seed Preferred Stock pursuant to the Series Seed Purchase Agreement, consisting of the initial closing on December 5, 2014 (the "Initial Closing"), a subsequent closing on April 1, 2015 (the "Subsequent Closing"), and one or more additional closings (together with the Initial Closing and the Subsequent Closing, the "Series Seed Financing"). In connection with the Series Seed Financing, we also entered into an Investors' Rights Agreement (the "Investors' Rights Agreement") with the Series Seed Investors and certain holders of our common stock (the "Key Holders").

In addition, at the Initial Closing (and notwithstanding the definition of Qualified Financing applicable to the conversion terms of the 2013 Convertible Notes and of the 2014 Convertible Notes (collectively, the "Convertible Notes")), the entire unpaid principal and interest outstanding under the Convertible Notes converted into 276,391 additional shares of Series Seed Preferred Stock at the Initial Closing pursuant to the terms of that certain Note Conversion Agreement, dated December 5, 2014 between the Company and each of the holders of the Convertible Notes.

The shares of Series Seed Preferred Stock are being offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act.

Plan of Operation

At this time, our operations are limited to issuing Georgia Notes solely in Georgia to Georgia residents pursuant to an intrastate crowdfunding exemption from registration under the Securities Act and qualification under Georgia law. Upon qualification of this Offering Circular by state and federal regulators, we will be able to issue up to $630,000 in LROs in eight states and the District of Columbia. With this increased geographic footprint, we expect that the number of borrowers and corresponding investors, and the volume of loans originated through our Platform, will increase and generate increased revenue from borrower origination and servicing fees.

Prior to qualification of this Offering Circular and subsequent to qualification as the volume of our loans and corresponding offerings increase, we plan to continue the current strategy of raising equity and, in limited circumstances, debt financing to finance our operations until we reach profitability and become cash-flow positive, which we do not expect to occur before 2015. Future equity or debt offerings by us will be necessary to fund the significant investments in website development, security, investor sourcing, loan processing and marketing necessary to reach profitability. Going forward, we expect to complete the Series Seed Financing before the end of 2015. We expect to hire more staff to support our expected growth in operations and to invest heavily in marketing throughout the next year.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financing activities. We do not have any interest in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities.

GENERAL TERMS OF THE LROS

We will issue the LROs in distinct series, each corresponding to a Project and Loan described in more detail in "The LROs Covered by this Offering Circular" below. See also the corresponding Loan Summaries and the form of LRO Agreement, which are attached and incorporated by reference into this Offering Circular. A LRO is an unsecured special, limited obligation of the Company. LROs will be issued in denominations of $10 and integral multiples of $10. Your rights and obligations as a holder of LROs and our rights and obligations with respect thereto are governed by the Investor Agreement and, more particularly, the LRO Agreement (which also governs the purchase and sale of the LROs). The standard form of LRO Agreement attached to, and incorporated by reference in, the Offering Circular. The LRO Agreement applicable to a particular series of LROs being offered hereby is available by hyperlink on the corresponding Project Listing.

LRO Payments and Term

On each LRO in a series, we will pay the Purchase Amount and the Return earned thereon in an amount equal to each such LRO's pro rata share of the Loan Payments we receive, if any. Payment on each series of LROs will be dependent upon our receipt of Loan Payments in connection with the corresponding Loan. We will make payments on the corresponding LROs within five business days of receipt of the Loan Payments. We may make LRO Payments from any funds at our disposal. We may prepay the LROs at any time without penalty. All LRO Payments will be made directly to your funding account and will be made in U.S. dollars. All U.S. dollar amounts used in or resulting from the calculation of amounts due in respect of the LRO may be rounded to the nearest cent (with one-half cent being rounded upward). The LRO is not payable at your option.

Our obligation to make payments on a series of LROs terminates on the final payment date, unless otherwise extended. The final payment date for each series of LROs will be five business days following the maturity date of the corresponding Loan. After such termination, any payments that the Company receives in respect of (or application by the Company of any payment to) the Loan shall not be required to be paid to the holders of such series of LROs. If, on the final payment date, any principal or interest payments in respect of the corresponding Loan remain due and payable to the Company, our payment obligation with respect to that series of LROs will automatically be extended for no more than two years. In such case, the Company's obligation to make any payments on such series of LROs will terminate on the first to occur of (i) the date on which all principal and interest payments in respect of the Loan have been paid in full, (ii) the date on which all available Liquidation Proceeds have been applied in accordance with the LRO, or (iii) the extended payment date, any payments that the Company receives in respect of (or application by the Company of any payment to) the Loan thereafter will not be required to be paid to the holders of such series of LROs.

The repayment schedule on each series of LROs generally reflects the same repayment schedule (subject to prepayment) as the corresponding Loan. The repayment schedule for the Loans will vary by Project; however, typically repayment is made either as a balloon payment at maturity or interest only on a monthly/quarterly basis, with the principal amount paid at maturity. Longer term Loans may also be structured as a balloon payment, but all of our Loans with a maturity date of less than one year are structured as a balloon repayment. See "The LROs Covered by this Offering Circular" for the repayment schedules for each series of LROs covered by this Offering Circular.

We have no obligation to make any payments on the LRO unless, and only to the extent that, we have received Loan Payments on the corresponding Loan. Any taxes due and payable on any LRO Payments are your sole responsibility; you agree to reimburse us promptly for any such taxes paid by us.

Reversal of Payments

If, after we have paid over your pro rata share of any Loan Payment we received, such Loan Payment is rescinded or must otherwise be returned or must be paid over by us to the Developer or any other person (whether pursuant to any bankruptcy law or otherwise), you have agreed, at our request, to promptly pay back to us your pro rata share of the payment so returned or paid over, together with the pro rata share of any interest or other amount required to be paid by us with respect to such payment or application.

Relationship of the Parties

The LRO Agreement sets forth the relationship between us with respect to each series of LROs you are purchasing. Our duties to you are limited to those obligations explicitly set forth in the LRO Agreement, and we assume no other duties, fiduciary or otherwise, to you.

Pursuant to the terms of the LRO Agreement, you and we agree that (i) we may sell additional LROs of the series relating to the Loan from time to time; (ii) you will be considered the legal and equitable owner of the LRO governed by the LRO Agreement for all purposes; (iii) you will look only to the Company for payment of the Purchase Amount and any Return accrued on the LRO; and (iv) you have no interest in any property of the Company, the Developer or its Principals taken as security or guaranty for the Loan or in any property in our possession or control, which other property may secure the Loan.

Further, we will incur no liability by acting upon any notice, consent, certificate, or other instrument or writing believed by us to be genuine and signed by or sent by the proper party.

By entering into the LRO Agreement, you also expressly waive and release, as a condition of and as part of the consideration for the issuance of this LRO, any recourse under or upon any obligation, covenant or agreement contained in the LRO Agreement, or because of any obligations evidenced therein, against any incorporator, or against any past, present or future shareholder, officer or director, as such, of the Company, either directly or through the Company, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or penalty or otherwise.

Event of Default

You will have no recourse against us under the LRO Agreement unless, and then only to the extent that an Event of Default (as defined below) has occurred and is continuing. An "Event of Default" will be deemed to occur if:

(1) we fail to comply with our payment obligations set forth in the LRO Agreement_and such failure continues for a period of 60 days after receipt by the Company of notice from you;

(2) we fail to comply with any of our agreements in the Investor Agreement or the LRO Agreement (other than those referred to in paragraph (1) above and other than a covenant or warranty, the breach of which is specifically discussed below) and such failure continues for 60 days after receipt by the Company of notice from you, provided, however, that if we proceed to take curative action which, if begun and prosecuted with due diligence, cannot be completed within a period of 60 days, then such period shall be increased to such extent as shall be necessary to enable us diligently to complete such curative action;

(3) a court of competent jurisdiction shall enter (a) a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable bankruptcy law or (b) a decree or order adjudging the Company bankrupt or insolvent, or seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under any applicable federal or state law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or of any substantial part of our property, or ordering the wind up or liquidation of our affairs, and any such decree or order for relief shall continue to be in effect, or any such other decree or order shall be unstayed and in effect, for a period of 60 consecutive days; or

(4) (a) we commence a voluntary case or proceeding under any applicable bankruptcy law or any other case or proceeding to be adjudicated bankrupt or insolvent, (b) we consent to the entry of a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable bankruptcy law or to the commencement of any bankruptcy or insolvency case or proceeding against it, (c) we file a petition or answer or consent seeking reorganization or substantially comparable relief under any applicable federal statė law, or (d) we (i) consent to the filing of such petition by, the appointment of, or taking possession by, a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company or of any substantial part of its property or (ii) make an assignment for the benefit of creditors.

If an Event of Default specified in paragraph (1) or paragraph (2) above occurs and is continuing, upon your notification to us, the outstanding and unpaid Purchase Amount (or portion thereof) of the LRO, and all unpaid Return accrued thereon, will become and be immediately due and payable, subject in each case to certain limitations set forth in the LRO Agreement, notwithstanding any other provision of the LRO Agreement. A default under paragraph (1) or (2) above is not an Event of Default until you notify us of the default and we do not cure such default within the time specified in paragraph (1) or (2) above after receipt of such notice.

If an Event of Default specified in paragraph (3) or paragraph (4) above occurs and is continuing, the outstanding and unpaid Purchase Amount (or portion thereof) of the LRO Agreement, and all unpaid Return accrued thereon, will become and be immediately due and payable without any declaration or other act on your part, notwithstanding any other provision of the LRO Agreement. You, by notice to us, may rescind acceleration and its consequences if (i) the rescission would not conflict with any judgment or decree, and (ii) all Events of Default specified in paragraph (3) or paragraph (4) have been cured or waived. No such rescission shall affect any subsequent Event of Default or impair any right consequent thereto. There will be no automatic acceleration of the outstanding and unpaid Purchase Amount (or portion thereof) of the LRO, or any unpaid Return accrued thereon, upon the occurrence of an Event of Default other than an Event of Default specified in paragraph (3) or paragraph (4).

Ranking

The LROs will not be contractually senior or contractually subordinated to any indebtedness of the Company. The LROs will be unsecured special, limited obligations of the Company. Holders of the LROs do not have a security interest in the corresponding Loans or the proceeds of those corresponding Loans, or in any assets of the Company, any Developer or any of the Developer's Principals. We do not guarantee payment of the LROs or the corresponding Loans, and the LROs are not obligations of the Developers or its Principals.

You will not have any recourse against us unless, and then only to the extent that, we have failed to pay your LRO Payment or have otherwise breached a covenant of the LRO Agreement. We will be obligated to make payments on the LROs only if and to the extent we receive Loan Payments from the Developer on the corresponding Loan. We will pay to holders of the corresponding series of LROs their pro rata share of such Loan Payments. Loan Payments will be secured by the assets of the corresponding Project.

In the event of a bankruptcy or similar proceeding of the Company, the relative rights of the holder of a LRO as compared to the holders of our other unsecured indebtedness with respect to payment from the proceeds of the Loan repayment or other assets of the Company is uncertain. See "Risk Factors— Risks Related to the Company and our Platform—If we were to become subject to a bankruptcy or similar proceeding . . ." and "Risk Factors—In a bankruptcy or similar proceeding of the Company . . . ."

Unsecured Obligations

The LROs are unsecured obligations of the Company. We expect to take out a lien on the real estate underlying the Project to secure the Developer's Loan obligations to us; however, the LROs are unsecured, and you as a holder of a LRO will not have a security interest in the corresponding Loans or the proceeds of those corresponding Loans, or in any assets of the Company or any Developer or its Principal(s). Further, you will not have any recourse against the Developer or its Principals, and any recourse against us is limited to your pro rata interest in Loan Payments we receive from the Developer. We do not guarantee payment of the LROs or the corresponding Loans.

Prepayments

Developers may prepay Loans without penalty. We may prepay the LROs at any time without penalty.

Representations and Warranties

Under the LRO Agreement, you will represent and warrant to us that:

- You have taken all action necessary to authorize its execution and delivery of the LRO Agreement and the performance of its obligations thereunder;
- You have received a copy of the Offering Circular with respect to the LROs;
- You meet any applicable residency or minimum financial suitability requirements applicable to the Offering, as outlined in the Offering Circular and have abided by any maximum investment limits applicable to the Offering, as set forth in the Offering Circular; and
- You understand that the LROs will not be listed on any securities exchange, that there will be no trading platform for the LROs, that any trading of LROs must be conducted in accordance with federal and applicable state securities laws and that you should be prepared to hold the LROs through maturity.

The Company represents and warrants to you that the Company has the power to enter into the LRO Agreement and each applicable Loan Document and that the Company has taken all action necessary to authorize its execution and delivery of the LRO Agreement and each applicable Loan Document and the performance of its obligations thereunder. Except for the representations and warranties contained in this Offering Circular, the LRO Agreement and the Investor Agreement, neither we nor any other person has made or makes any other express or implied representations or warranty, either written or oral, on behalf of the Company with respect to the LROs.

Notice of Loan Default

We will handle all transactions under the Loan Documents in the ordinary course of business in accordance with our usual practices. We will use commercially reasonable efforts to give you notice of any event of default under the Loan Documents by the Developer of which we have received written notice from the Developer or of which we have actual knowledge and which, in our judgment, materially affects the interest of the holder of the LROs; provided that neither we nor any of our members, managers, officers, directors, employees, affiliates or agents will be liable for any failure to give any such notice. Our failure to give any such notice shall not affect any of your duties and obligations under the LRO Agreement.

Modification and Enforcement of Loan Documents

Except as provided below, we will have the exclusive right in our name alone and in our sole discretion (i) to give or withhold waivers, consents, extensions, or compromises in connection with the Loan Documents, or to amend or modify the Loan Documents; (ii) to take or refrain from taking action in connection with the handling, realizing upon, exercise of remedies, or enforcing with respect to the Loan Documents; (iii) to control the prosecution and defense of any action, claim, or demand of any kind that shall be asserted against either us or a holder of LROs, or both, directly or indirectly relating to any transaction in respect of any of the Loan Documents; and (iv) while an event of default exists under the Loan Documents, to sell all or any portion of our rights, title and interest to any person under the Loan Documents, whether at, below or above par, in accordance with the terms of the LRO Agreement. Except as provided below, and without limiting the generality of the foregoing, if an event of default under the Loan Documents occurs which is not waived by us or cured within any applicable grace period, we may, at our sole option, exercise or refrain from exercising any rights or remedies we may have or take any other action with respect to the Loan Documents, including enforcing a security interest in the assets pledged to secure the Loan Payments, or otherwise available to us. Except as provided below, at no time shall we be under any duty to enforce any rights, remedies, powers, or privileges with respect to any enforcement of the obligations of the Developer under any of the Loan Documents, and we will not be compelled to do any act or to take any action toward the exercise or enforcement of the powers created by the LRO Agreement or any of the Loan Documents or to prosecute or defend any suit in respect thereof.

Notwithstanding the foregoing, we agree to use commercially reasonable efforts to pursue, either directly or through our representatives, (x) the collection of any amounts owing to us under the Loan Documents (to the extent constituting Loan Payments), and (y) the exercise of our remedies upon a breach of the Loan Documents, in each case to the extent warranted in our business judgment and consistent with reasonable commercial standards of fair dealing. In no event shall we be obligated to pursue collection or enforcement if in our business judgment the reasonable costs and expenses thereof will exceed the aggregate Loan Payments reasonably recoverable or realizable. See "—Project Funding and Payment of Investor Returns —Servicing and Collection of Loans",

Liquidation Proceeds, Costs, and Expenses

The LRO Agreement provides that any and all Liquidation Proceeds shall be applied (i) first, to all Liquidation Costs, (ii) second, to any prepayment premium owed by the Developer under the Loan Documents, (iii) third, to accrued and unpaid interest owed by the Developer under the Loan Documents, and (iv) fourth, to the outstanding Loan Principal. The Liquidation Proceeds other than the Liquidation Costs shall be shared among the holders of the series of LROs based upon their respective pro rata share.

If we are sued or threatened with suit as the result of any transaction in respect of any of the Loan Documents, or in the event that any action, claim, or demand of any kind is asserted against us, directly or indirectly relating to such transaction, then, and in any such event, all moneys paid in satisfaction or compromise of such suit, claim, action, or demand and any expenses, costs, and attorneys' fees paid or incurred in connection therewith (the "Defense Expenses") will be for your account in accordance with your pro rata share of your series of LROs.

Denominations, Form and Registration

We will issue the LROs only in registered form and only in electronic form. This means that each LRO will be stored on our Platform. You can view a record of the LROs you own and the form of your LRO Agreement online and print copies for your records by visiting your secure, password-protected webpage (referred to as the "Investor Dashboard" in the "My Account" section of our Platform). We will not issue certificates for the LROs. Investors will be required to hold their LROs through our Platform's electronic LRO register.

We will treat the investors in whose names the LROs are registered as the owners thereof for the purpose of receiving payments and for all other purposes whatsoever with respect to the LROs.

No Public Market

The LROs do not contain any provision restricting their transferability, other than the requirements that any transfer be conducted consistent with applicable law, any transferee register as an investor with us, and such transferee agrees to the terms of the Investor Agreement and the LRO Agreement governing such series of LROs. However, the LROs will not be listed on any securities exchange, nor do we have plans to establish any kind of trading platform to assist investors who wish to sell their LROs. There is no public market for the LROs, and none is expected to develop. Accordingly, you may be required to hold your LROs to maturity. Certain states, including California and Texas, also impose additional statutory restrictions on secondary trading of the LROs purchased in the Offering, which may further restrict the transferability of the LROs. Prospective investors are urged to consult their own legal advisors with respect to secondary trading in the LROs.

THE LROS COVERED BY THIS OFFERING CIRCULAR

This Offering Circular relates only to the offer and sale of the five separate series of LROs corresponding to the same number of Projects for which we intend to extend Loans. Each series of LRO is denominated by the corresponding Project's name. As discussed in more detail below, the following table identifies certain information for each series of LROs being offered pursuant to this Offering Circular, with additional details set forth in a corresponding Loan Summary attached to this Offering Circular. This information, along with additional resources and information about each of the corresponding Projects, can also be accessed through the corresponding Project Listing on our Platform.

The table below identifies general information about each Project (including the name of the Developer, the purpose for the Loan and the address/location of the Project). It also summarizes the specific terms of the Loan (and of the corresponding series of LROs we are offering under this Offering Circular), including the principal amount of the Loan, the letter grade and interest rate fixed for such Loan (both of which are derived through our proprietary Grading Algorithm), the term of the Loan, the manner of repayment, the loan position (i.e., whether we will hold a first or second tier security interest on the Loan) and whether financing the Loan (and completion of the sale of the corresponding series of LROs) is subject to any conditions.

Series of LRO/Project Name: Lot 50 Dawson Forest Manor Dawsonville, GA	
Aggregate Purchase Amount of the LRO: $165,000	**Return Rate of the LRO:** 13.4% per annum
Repayment Terms: 12 months from issuance, balloon payment	**Final Payment Date:** 12 months and five business days following issuance **Extended Payment Date:** two years following Final Payment Date (unless the Loan is repaid or settled earlier)
General Information on Project:	**Details of Loan:**
• Developer: Woodbridge Homebuilders • Purpose for Loan: New Construction • Address/Location of Project: Lot 50 Dawson Forest Manor, Dawsonville, GA 30534	• Loan Principal: $165,000 • Interest Rate: 13.4% and Grade: C • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions:	
• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.	

Series of LRO/Project Name: 724 49th Pl NE Washington, D.C.	
Aggregate Purchase Amount of the LRO: $130,000	**Return Rate of the LRO:** 6.4% per annum
Repayment Terms: 12 months from issuance, balloon payment	**Final Payment Date:** 12 months and five business days following issuance **Extended Payment Date:** two years following Final Payment Date (unless the Loan is repaid or settled earlier)
General Information on Project:	**Details of Loan:**
• Developer: Rick Lung/DMV Homes • Purpose for Loan: New Construction • Address/Location of Project: 724 49th Pl NE, Washington, D.C. 20019	• Loan Principal: $130,000 • Interest Rate: 6.4% and Grade: A • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions:	
• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.	

Series of LRO/Project Name: 1662 Kramer St NW Washington, D.C.	
Aggregate Purchase Amount of the LRO: $140,000	**Return Rate of the LRO:** 6.4% per annum
Repayment Terms: 12 months from issuance, balloon payment	**Final Payment Date:** 12 months and five business days following issuance **Extended Payment Date:** two years following Final Payment Date (unless the Loan is repaid or settled earlier)
General Information on Project:	**Details of Loan:**
• Developer: Rick Lung/DMV Homes • Purpose for Loan: New Construction • Address/Location of Project: 1662 Kramer St NW, Washington, D.C. 20002	• Loan Principal: $140,000 • Interest Rate: 6.4% and Grade: A • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions:	
• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.	

Series of LRO/Project Name: 1980 English Ln Atlanta, GA	
Aggregate Purchase Amount of the LRO: $115,000	**Return Rate of the LRO:** 9.6% per annum
Repayment Terms: 12 months from issuance, balloon payment	**Final Payment Date:** 12 months and five business days following issuance **Extended Payment Date:** two years following Final Payment Date (unless the Loan is repaid or settled earlier)
General Information on Project:	**Details of Loan:**
• Developer: Summit & Crowne Partners • Purpose for Loan: Renovation • Address/Location of Project: 1980 English Ln, Atlanta, GA 30337	• Loan Principal: $115,000 • Interest Rate: 9.6% and Grade: B • Term and Repayment Terms: 12 months – Balloon payment • Loan Position: First Lien
Financing Conditions:	
• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.	

<table>
<tr><th colspan="2">Series of LRO/Project Name: 514 W. Ontario Ave SW Atlanta, GA</th></tr>
<tr><td>Aggregate Purchase Amount of the LRO: $80,000</td><td>Return Rate of the LRO: 9.6% per annum</td></tr>
<tr><td>Repayment Terms: 12 months from issuance, balloon payment</td><td>Final Payment Date: 12 months and five business days following issuance

Extended Payment Date: two years following Final Payment Date (unless the Loan is repaid or settled earlier)</td></tr>
<tr><td>General Information on Project:</td><td>Details of Loan:</td></tr>
<tr><td>• Developer: John Mangham/Armistead Holdings, LLC
• Purpose for Loan: Renovation
• Address/Location of Project: 514 W. Ontario Ave SW, Atlanta, GA 30310</td><td>• Loan Principal: $80,000
• Interest Rate: 9.6% and Grade: B
• Term and Repayment Terms: 12 months – Balloon payment
• Loan Position: First Lien</td></tr>
<tr><td colspan="2">Financing Conditions:</td></tr>
<tr><td colspan="2">• Receipt of clean title search. Title insurance obtained in connection with closing the Loan.</td></tr>
</table>

PLAN OF DISTRIBUTION

The LROs to be issued and sold in connection with this Offering shall be offered by us through our Platform. We are not using a selling agent or finder in connection with this Offering. We will use our website as an online portal and information management tool in connection with the Offering.

We will offer LROs under this Offering Circular until the earlier of (i) the closing on all of the series of LROs covered by this Offering Circular, (ii) one year from the date this Offering begins, or (iii) a date prior to one year from the date this Offering begins that we so determine. The Offering of each particular series of LROs will commence promptly after the date this Offering Circular becomes effective.

Each offering of a series of LROs remains open for such period of time as we may determine at the time the offering is posted on our Platform. We refer to this as the Offering Period. We currently plan to keep Offerings open for 30 days (unless the Offering of a particular series of LROs is fully subscribed with irrevocable funding commitments before the end of such period); however, we may extend that period in our sole discretion (with notice to potential investors) up to a maximum of 45 days. We will notify investors who have committed funds to a Project of any such extension by email and will post a notice of the extension on our Platform. A commitment to purchase LROs becomes irrevocable following expiration of the Withdrawal Period. Commitments to purchase LROs made after expiration of the Withdrawal Period, if any, are irrevocable when authorized and may not be withdrawn. The closing and funding of each Loan is expected to occur within five business days of the end of the Offering Period or on such earlier date as the offering of that series of LROs is fully subscribed with irrevocable funding commitments. If the offering of a series of LROs is terminated before, or not fully subscribed with irrevocable funding commitments by, the end of the Offering Period, we will notify investors and promptly release committed funds and make them available in their funding accounts.

Date of this Offering Circular: April 21, 2015

This Offering Circular (including the Loan Summaries and the LRO Agreements corresponding to the Projects being offered hereby) will be furnished to prospective investors via electronic PDF format and will be available for viewing and download 24 hours per day, seven days per week on our Platform.

In order to subscribe to purchase the LROs, a prospective investor must electronically sign and deliver the Investor Agreement, including the Terms and Conditions, agree to the Terms of Service and the Privacy Policy, and electronically sign and deliver the LRO Agreement relating to that particular series of LROs.

We reserve the right to reject any investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective investor's subscription is rejected, all funds received from such investors will be released and made available in such investor's funding account without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we may use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by us. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the LROs, these materials will not give a complete understanding of this Offering, the Company or the LROs and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the LROs.

USE OF PROCEEDS

We will use the proceeds of each offering of a series of LROs to fund the Loan to a Developer that we are originating directly. This Offering currently covers LROs for five Loans that will be applied toward acquisition and/or renovation or construction costs for the same number of Projects. In the future, we may also provide bridge financing arrangements for projects that have completed construction, where the proceeds from our Loan are used toward the refinancing of other term debt or equity. See "Description of the Company's Business" for a more detailed discussion of the types of Projects funded by the Loans.

The table below lists the five Projects covered by this Offering Circular for which we are offering separate series of LROs. Each series of LRO is denominated by the corresponding Project's name.

Series of LRO/Project	Aggregate Purchase Amount/Loan Principal
Lot 50 Dawson Forest Manor Dawsonville, GA	$165,000
724 49th Pl NE Washington, D.C.	$130,000
1662 Kramer St NW Washington, D.C.	$140,000
1980 English Ln Atlanta, GA	$115,000
514 W. Ontario Ave SW Atlanta, GA	$80,000
Total	**$630,000**

We will administer each Loan. Upon completion of the offering of a particular series of LROs, the Loan Proceeds of the corresponding Loan not advanced to Developers remain in the Developer FBO Account until disbursed pursuant to the terms of the underlying Loan Agreement. We do not earn interest on the amounts held in the Developer FBO accounts that are not distributed to borrowers. We typically disburse amounts to the Developer from time to time as Draws in accordance with the budget and/or Draw schedule outlined in the underlying Loan Agreement.

Other than any fees and expenses owed to us by the borrower at closing (to the extent such fees and expenses have been included in the Loan Principal), we will not use the proceeds of the offering of a series of LROs for any purpose other than to fund the corresponding Loan (including fees capitalized into the Loan and retained by us as described in "Description of the Company's Business—Fees and Related Expenses" above). No amounts will be used as our working capital or to discharge any of our indebtedness.

FEDERAL TAX ASPECTS

The following discussion sets forth the material U.S. federal income tax considerations generally applicable to purchasers of the LROs. This discussion is based on the Internal Revenue Code, Treasury regulations promulgated thereunder ("Treasury Regulations"), administrative pronouncements of the U.S. Internal Revenue Service ("IRS") and judicial decisions, all as currently in effect and all of which are subject to change and to different interpretations. Changes to any of the foregoing authorities could apply on a retroactive basis and could affect the U.S. federal income tax consequences described below.

This discussion does not address all of the U.S. federal income tax considerations that may be relevant to a particular LRO holder's circumstances and does not discuss any aspect of U.S. federal tax law other than income taxation or any state, local or non-U.S. tax consequences of the purchase, ownership and disposition of the LROs. This discussion applies only to investors who hold the LROs as capital assets within the meaning of the Internal Revenue Code (generally, property held for investment). This discussion does not address U.S. federal income tax considerations applicable to LRO holders that may be subject to special tax rules, such as:

- securities dealers or brokers, or traders in securities electing mark-to-market treatment;
- banks, thrifts or other financial institutions;
- insurance companies;
- regulated investment companies or real estate investment trusts;
- tax-exempt organizations;
- persons holding LROs as part of a "straddle," "hedge," "synthetic security" or "conversion transaction" for U.S. federal income tax purposes, or as part of some other integrated investment;
- partnerships or other pass-through entities;
- persons subject to the alternative minimum tax;

- certain former citizens or residents of the United States;
- non-U.S. Holders (as defined below); and
- "U.S. Holders" (as defined below) whose functional currency is not the U.S. dollar.

As used herein, a "U.S. Holder" is a beneficial owner of LROs that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (a) a United States court has the authority to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined under the Internal Revenue Code) are authorized to control all substantial decisions of the trust or (b) it has a valid election in place to be treated as a U.S. person. A "Non-U.S. Holder" is any beneficial owner of a LRO that, for U.S. federal income tax purposes, is not a U.S. Holder and that is not a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds LROs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partnership holding LROs, and partners in such a partnership, should consult their own tax advisors with regard to the U.S. federal income tax consequences of the purchase, ownership and disposition of the LROs by the partnership.

THIS DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE LROS IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR PERSON. ACCORDINGLY, ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE LROS BASED ON THEIR PARTICULAR CIRCUMSTANCES.

Taxation of the LROs in General

There are no statutory provisions, regulations, published rulings, or judicial decisions that directly address the characterization of the LROs or instruments similar to the LROs for U.S. federal income tax purposes. However, although the matter is not free from doubt, we intend to treat the LROs as our debt instruments that have original issue discount ("OID") for U.S. federal income tax purposes. This means that for U.S. federal income tax purposes (and for purposes of this discussion) the LROs would be treated as debt with an interest rate equal to the interest rate of the underlying Loan. Where required, we intend to file information returns with the IRS in accordance with such treatment unless there is a change or clarification in the law, by regulation or otherwise, that would require a different characterization of the LROs.

You should be aware, however, that the IRS is not bound by our characterization of the LROs and the IRS or a court may take a different position with respect to the LROs' proper characterization. For example, the IRS could determine that, in substance, each LRO holder owns a proportionate interest in the corresponding Loan for U.S. federal income tax purposes or, for example, the IRS could instead treat the LROs as a different financial instrument (including an equity interest or a derivative financial instrument). Any different characterization could significantly affect the amount, timing, and character of income, gain or loss recognized in respect of a LRO. For example, if the LROs are treated as our equity, (i) we would be subject to U.S. federal income tax on income, including interest, accrued on the corresponding Loan but would not be entitled to deduct interest or OID on the LROs, and (ii) payments on the LROs would be treated by the holder for U.S. federal income tax purposes as dividends (that may be ineligible for reduced rates of U.S. federal income taxation or the dividends-received deduction) to the extent of our earnings and profits as computed for U.S. federal income tax purposes.

A different characterization may significantly reduce the amount available to pay on the LROs. You are strongly advised to consult your own tax advisor regarding the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership, and disposition of the LROs (including any possible differing treatments of the LROs).

The following discussion assumes that the LROs will be treated as our debt instruments that have OID for U.S. federal income tax purposes. Unless otherwise specified, the following discussion assumes that the LROs will not be subject to the rules governing contingent payment debt instruments.

Taxation of Payments on the LROs

You will generally be required to accrue OID income as ordinary interest income for U.S. federal income tax purposes, regardless of your regular method of tax accounting. If you hold a LRO with respect to a corresponding Loan that has a maturity date of more than one year, you will be required to accrue OID income as ordinary interest income under a "constant yield method." Under this treatment, if a payment on a LRO is not made in accordance with the payment schedule in respect of the corresponding Loan (for example, because of a late payment on the corresponding Loan), you will be required to include an amount of OID in taxable income as interest even if you have not received the actual payment from the corresponding Loan.

The Treasury Regulations governing OID provide special rules for determining the amount and accrual of OID for debt instruments that provide for one or more alternative payment schedules applicable upon the occurrence of contingencies. If the timing and amounts of the payments that comprise each payment schedule are known as of the issue date, and based on all the facts and circumstances as of the issue date, a single payment schedule for a debt instrument, including the stated payment schedule, is significantly more likely than not to occur, the amount and accrual of OID is determined based on that payment schedule. In addition, under the applicable Treasury Regulations, remote and/or incidental contingencies may generally be ignored. A contingency relating to the amount of a payment is incidental if, under all reasonably expected market conditions, the potential amount of the payment is insignificant relative to the total expected amount of the remaining payments on the debt instrument. A contingency relating to the timing of a payment is incidental if, under all reasonably expected market conditions, the potential difference in the timing of the payment is insignificant.

The LROs provide for one or more alternative payment schedules because we are obligated to make payments on a LRO only to the extent that we receive payments on the corresponding Loan. The payment schedule for each LRO provides for payments of principal and interest on the LRO in accordance with the payment schedule for the corresponding Loan. In addition to scheduled payments, we will prepay a LRO to the extent that a Developer prepays the Loan corresponding to the LRO, and we will pay late fees (if any) collected on a corresponding Loan to the holders of the corresponding LRO. Notwithstanding such contingencies, we intend to use the payment schedule of a LRO to determine the amount and accrual of OID on the LRO because we believe that a LRO is significantly more likely than not to be paid in accordance with such payment schedule and/or the likelihood of nonpayment, prepayment or late payment on the Loan corresponding to such LRO will be remote or incidental. If in the future we determine that the previous sentence does not apply to a LRO, we anticipate that we will be required to determine the amount and accrual of OID for such LRO pursuant to the rules applicable to contingent payment debt instruments, which are described below, and we shall so notify you.

OID on a LRO will equal the excess of the LRO's "stated redemption price at maturity" over its "issue price." The stated redemption price at maturity of a LRO includes all payments of principal and stated interest on the LRO under the payment schedule of the LRO. The issue price of a LRO will generally equal the principal amount of a LRO.

The amount of OID includible in income for a taxable year is the sum of the "daily portions" of OID with respect to the LRO for each day during the taxable year in which the holder held the LRO. The daily portion of OID is determined by allocating to each day of any accrual period within a taxable year a pro rata portion of an amount equal to the product of such LRO's adjusted issue price at the beginning of the accrual period and its yield to maturity (properly adjusted for the length of the period). We intend to use 30-day accrual periods. The adjusted issue price of a LRO at the beginning of any accrual period should be its issue price, increased by the aggregate amount of OID previously accrued with respect to the LRO and decreased by any payments of principal and interest previously made on the LRO. A LRO's yield to maturity should be the discount rate that, when used to compute the present value of all payments of principal and interest to be made on the LRO under the payment schedule of the LRO, produces an amount equal to the issue price of such LRO.

If a LRO is paid in accordance with its payment schedule, the amount of OID includible in income is anticipated to be based on the stated interest rate of the Loan corresponding to the LRO. As a result, you will generally be required to include an amount of OID in income that is equal to the amount of stated interest paid on the Loan corresponding to the LRO. Cash payments of interest and principal under the payment schedule on the LROs will not be separately included in income, but rather will be treated first as payments of previously accrued but unpaid OID and then as payments of principal.

Sale, Retirement or Other Taxable Disposition of LROs

Upon the sale, retirement or other taxable disposition of a LRO, you generally will recognize gain or loss equal to the difference, if any, between the amount realized upon the sale, retirement or other taxable disposition and your adjusted tax basis in the LRO. In general, your adjusted tax basis in the LRO will equal your cost for the LRO, increased by any OID and market discount previously included in gross income by you, as discussed below, and reduced by any payments previously received by you in respect of the LRO.

Except as discussed below with respect to a LRO subject to rules governing market discount or contingent payment debt instruments, your gain or loss on the taxable disposition of the LRO generally will be long-term capital gain or loss if the LRO has been held for more than one year and short-term otherwise. The deductibility of capital losses is subject to limitations.

Prepayments

If we prepay a LRO in full, the LRO will be treated as retired, and, as described above, you will generally have gain or loss equal to the difference, if any, between the amount realized upon the retirement and your adjusted tax basis in the LRO. If we prepay a LRO in part, a portion of the LRO will be treated as retired. Generally, for purposes of determining (i) your gain or loss attributable to the portion of the LRO retired and (ii) your OID accruals on the portion of the LRO remaining outstanding, the adjusted issue price, your adjusted tax basis, and the accrued but unpaid OID of the LRO, determined immediately before the prepayment, will be allocated between the two portions of the LRO based on the portion of the LRO that is treated as retired. The yield to maturity of a LRO is not affected by a partial prepayment.

Late Payments

As discussed above, any late fees collected on the Loan corresponding to your LRO will generally be paid to you. We anticipate that any late fees paid will be insignificant relative to the total expected amount of the remaining payments on the LRO. In such case, any late fees paid to you should be taxable as ordinary income at the time such fees are paid or accrued in accordance with your regular method of accounting for U.S. federal income tax purposes.

Nonpayment of Loan Corresponding to LRO – Automatic Extension

In the event that we do not make scheduled payments on a LRO as a result of nonpayment by the Developer on the corresponding Loan, you must continue to accrue and include OID on a LRO in taxable income until the termination of the LROs. Solely for purposes of the OID rules, the LRO may be treated as retired and reissued on the scheduled payment date for an amount equal to the LRO's adjusted issue price on that date. As a result of such reissuance, the amount and accrual of OID on the LRO may change. At the time of the deemed reissuance, due to nonpayment by the Developer, we may not be able to conclude that it is significantly more likely than not that the LRO will be paid in accordance with one payment schedule and/or that the likelihood of future nonpayment, prepayment, or late payment by the Developer on the Loan corresponding to such LRO will be remote or incidental. Accordingly, the LRO may become subject to the contingent payment debt instrument rules (which are discussed in more detail below). In addition, in the event that the term of a LRO is extended past the corresponding Loan's original maturity date because amounts remain due and payable on the initial maturity date by the Developer on the Loan corresponding to the LRO, the LRO likely will be treated as reissued and become subject to the contingent payment debt instrument rules. If we determine that a LRO is subject to the contingent payment debt instrument rules as a result of such a reissuance, we will notify you and provide the projected payment schedule and comparable yield.

If collection on a LRO becomes doubtful, you may be able to stop accruing OID on the LRO. Under current IRS guidance, it is not clear whether you may stop accruing OID if scheduled payments on a LRO are not made. You should consult your own tax advisor regarding the accrual and inclusion of OID in income when collection on a LRO becomes doubtful.

Losses as a Result of Worthlessness

In the event that a LRO becomes wholly worthless, if you are an individual and you did not acquire the LRO as part of your trade or business, you should generally be entitled to deduct your loss on the LRO as a short-term capital loss in the taxable year the LRO becomes wholly worthless. The portion of your loss attributable to accrued but unpaid OID may be deductible as an ordinary loss, although such treatment is not entirely free from doubt. Under Section 166 of the Code, if you are a corporation, or if you are an individual and you acquired your LRO as part of a trade or business, you should generally be entitled to deduct any loss sustained during the taxable year on account of a LRO becoming wholly or partially worthless as an ordinary loss. You should consult your own tax advisor regarding the character and timing of losses attributable to LROs that become worthless in whole or in part.

Potential Characterization as Contingent Payment Debt Instruments

Although we believe our intended treatment of a LRO as our debt instrument that is not subject to the contingent payment debt instrument rules is reasonable, our position is not binding on the IRS or the courts, and we cannot predict what the IRS or a court would ultimately decide with respect to the proper U.S. federal income tax treatment of the LROs. Accordingly, there exists a risk that the IRS or a court could determine that the LROs are "contingent payment debt instruments" because payments on the LROs are linked to performance on the corresponding Loan. If the LROs are characterized as contingent payment debt instruments, or, in the future, if we conclude that a LRO is subject to the contingent payment debt instrument rules, the LROs would be subject to special rules applicable to contingent payment debt instruments. If these rules were to apply, you would generally be required to accrue interest income under the noncontingent bond method. Under this method, interest would be taken into account whether or not the amount of any payment was fixed or determinable in the taxable year. The amount of interest that would be taken into account would generally be determined based on a hypothetical noncontingent bond, which is based on a "comparable yield" (generally, a hypothetical yield to be applied to determine interest accruals with respect to the LRO, and which can be no less than the applicable federal rate) and a "projected payment schedule" (generally, a series of projected payments, the amount and timing of which would produce a yield to maturity on that LRO equal to the comparable yield). Based on the comparable yield and the projected payment schedule, you will generally be required to accrue as OID the sum of the daily portions of interest for each day in the taxable year that you held the LRO, adjusted to reflect the difference, if any, between the actual and projected amount of any contingent payments on the LRO. The daily portions of interest are determined by allocating to each day in an accrual period the ratable portion of interest that accrues in such accrual period. The amount of interest you may accrue under this method could be higher or lower than the stated interest rate on the Loan corresponding to your LROs. In addition, any gain recognized on the sale, exchange or retirement of your LRO will generally be treated as ordinary interest income, and any loss will be treated as ordinary loss to the extent of prior OID inclusions, and then as capital loss thereafter.

Short-Term LRO

The following discussion applies to LROs in which the corresponding Loan has a maturity of one year or less from the date of issue ("Short-Term LROs"). There are special rules that address the U.S. federal income taxation of Short-Term LROs of which you should be aware. These rules are not entirely clear in all situations. Accordingly, you are strongly advised to consult your own tax advisor with regard to the U.S. federal income tax consequences of the purchase, ownership and disposition of Short-Term LROs.

In general, the Treasury Regulations provide that, in the case of a debt instrument with a maturity date of one year or less, no payments of interest are considered qualified stated interest. This means that a Short-Term LRO is treated as having OID equal to the excess of the total payments on the obligation over its issue price. In general, if you are a cash method taxpayer, you should not be required to recognize interest income until actual or constructive receipt of payment, unless you elect to accrue OID in income on a current basis under either a straight-line or a constant yield method. If you do not elect to currently include accrued OID in income, you will not be allowed to deduct any of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry the LRO (in an amount not exceeding the deferred income), and instead you will be required to defer deductions for such interest until the deferred income is realized upon the termination of the LRO or its earlier disposition in a taxable transaction. Notwithstanding the foregoing, if you elect to include accrued OID in income on a current basis, the limitation on the deductibility of interest will not apply. Upon disposition of a Short-Term LRO, you will be required to characterize some or all of the gain realized on a sale, exchange or retirement of the LRO as ordinary income. The amount characterized as ordinary income upon such disposition will generally equal an amount of OID that would have accrued under a straight-line basis or, if you so elect, an amount of OID that would have accrued under a constant yield method. If you are an accrual method taxpayer, you will generally be required to accrue OID in income on a current basis on either a straight-line basis or, at your election, under the constant yield method based on daily compounding. In addition, while there are special rules that address the U.S. federal income taxation of notes that have a maturity date of more than one year and that provide for one or more contingent payments, those rules generally do not apply to short-term obligations. Accordingly, the U.S. federal income taxation of short-term obligations that provide for contingent payments is not entirely clear. You should consult your own tax advisor regarding the U.S. federal income tax consequences if Short-Term LROs are considered short-term obligations that provide for U.S. contingent payments.

Backup Withholding and Reporting

We will be required to report information to the IRS on certain payments on a LRO (including interest and discount) and on proceeds of the sale of a LRO if you are not an exempt recipient (such as a corporation). In addition, backup withholding (currently at a 28% rate) may apply to payments made to you if (i) you do not furnish or you have failed to provide your correct taxpayer identification number, (ii) we have been instructed by the IRS to backup withhold because of under-reporting (generally meaning that the IRS has determined and notified you that you have failed to report any reportable dividend and interest payments required to be shown on a tax return for a taxable year), or (iii) in certain circumstances, you have failed to comply with applicable certification requirements or otherwise establish an exemption from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided that the required information is furnished to the IRS on a timely basis. You should consult your tax advisor regarding the application of information reporting and backup withholding rules in your particular situation, the availability of an exemption, and the procedure for obtaining such an exemption, if applicable.

LEGAL MATTERS

The validity of the LROs offered hereby will be passed upon for us by Robbins Ross Alloy Belinfante Littlefield LLC.

EXPERTS

No experts were employed on a contingent basis or otherwise, nor have they any material interest in the issuer or any of its affiliated companies, their members or their agents.

TRANSFER AGENT

We will serve as our own transfer agent and registrar.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We undertake to make available to every investor, during the course of this Offering, the opportunity to ask questions of and receive answers from us concerning the terms and conditions of this Offering and to obtain any appropriate additional information: (i) necessary to verify the accuracy of the information contained in this Offering Circular, or (ii) for any other purpose relevant to a prospective investment in us.

Date of this Offering Circular: April 21, 2015

We will also provide to each investor, upon request, copies of the following documents:

(1) Copies of all of our material contracts; and

(2) An opinion of counsel to us as to the legality of the LROs, indicating that they will, when sold, be valid and binding obligations of the Company.

All communications or inquiries relating to these materials or other questions regarding us or the Offering should be directed to us by telephone at (678) 701-1194 or by email to contact@groundfloor.us.

Date of this Offering Circular: April 21, 2015

INDEX TO FINANCIAL STATEMENTS

GROUNDFLOOR, INC. AND SUBSIDIARY
(A Development Stage Company)

Condensed Consolidated Financial Statements

October 31, 2014 (unaudited)

GROUNDFLOOR, INC. AND SUBSIDIARY
(A Development Stage Company)

Table of Contents

October 31, 2014

(unaudited)

Condensed Consolidated Financial Statements

GROUNDFLOOR INC. AND SUBSIDIARY

Unaudited Condensed Consolidated Balance Sheet

October 31, 2014

Assets	
Current assets:	
Cash	$ 367,904
Loans to developers	215,000
Interest receivable	4,806
Other assets	1,040
Total current assets	588,750
Computer equipment, net	880
Software and website development costs, net	63,917
Deferred financing costs, net	7,247
Total assets	$ 660,794
Liabilities	
Current liabilities:	
Accounts payable	$ 250,464
Accrued interest payable	47,478
Accrued expenses and other liabilities	50,888
Notes to investors	250,000
Total current liabilities	598,830
Convertible notes payable	1,050,000
Total liabilities	1,648,830
Stockholders' deficit	
Common stock, no par, 5,000,000 shares authorized, 1,227,750 issued and outstanding	6,620
Additional paid-in capital	9,706
Accumulated deficit	(1,003,802)
Total	(987,476)
Less stock subscription receivable	560
Total stockholder's deficit	(988,036)
Total liabilities and stockholders' deficit	$ 660,794

GROUNDFLOOR INC. AND SUBSIDIARY

Unaudited Condensed Consolidated Statement of Operations

Ten months ended October 31, 2014

Non-interest revenue:	
Origination fees	$ 12,942
Servicing fees	1,425
Total Non-Interest Revenue	14,367
Net interest income	
Total interest income	13,376
Total interest expense	(13,376)
Net interest income	-
Total net revenue	14,367
Operating expenses:	
General and administrative	223,042
Regulatory	252,139
Sales and marketing	268,792
Development	75,072
Origination and servicing	10,979
Total operating expenses	830,024
Loss from operations	(815,657)
Interest expense	52,674
Net loss	$ (868,331)

GROUNDFLOOR INC. AND SUBSIDIARY

Unaudited Condensed Consolidated Statement of Cash Flows

Ten months ended October 31, 2014

Cash flows from operating activities	
Net loss	$ (868,331)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization of fixed assets, capitalized software and website development costs	17,103
Amortization of deferred financing costs	13,375
Share-based compensation	8,710
Common stock issued in exchange for services	6,030
Changes in operating assets and liabilities:	
Other assets	(241)
Accounts payable	172,500
Accrued expenses	90,558
Net cash used in operating activities	(560,296)
Cash flows from investing activities	
Purchases of loans	(215,000)
Purchases of computer equipment	(1,173)
Payments of software and website costs	(51,819)
Net cash used in investing activities	(267,992)
Cash flows from financing activities	
Proceeds from issuance of convertible notes payable	885,000
Payment of deferred financing costs	(15,580)
Proceeds from notes to investors	250,000
Principal payments on shareholder loan	(11,061)
Net cash provided by financing activities	1,108,359
Net increase in cash	280,071
Cash as of beginning of the period	87,833
Cash as of end of the period	$ 367,904

GROUNDFLOOR INC. AND SUBSIDIARY

Unaudited Consolidated Statement of Stockholders' Deficit

Ten months ended October 31, 2014

	Common Stock			Additional Paid-In	Accumulated	Stock Subscription	Total Stockholders'
	Shares		Amount	Capital	Deficit	Receivable	Deficit
Balance as of December 31, 2013	1,090,000	$	590	996	(135,471)	(560)	(134,445)
Issuance of common stock for services	137,750		6,030	-	-	-	6,030
Share-based compensation expense	-		-	8,710	-	-	8,710
Net loss	-		-	-	(868,331)	-	(868,331)
Balance as of October 31, 2014	1,227,750	$	6,620	9,706	(1,003,802)	(560)	(988,036)

GROUNDFLOOR, INC. AND SUBSIDIARY
(A Development Stage Company)

Notes to Condensed Consolidated Financial Statements

October 31, 2014 (unaudited)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited Condensed Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. They do not include all information and notes required by generally accepted accounting principles for complete financial statements. However, there has been no material change in the information disclosed in the Notes to Consolidated Financial Statements included in the consolidated financial statements for the year ended December 31, 2013 included in this filing.

Basis of Accounting and Liquidity

The Company's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business, and in accordance with Accounting Standards Codification ("ASC") 915, *Development Stage Entities*, which requires development stage enterprises to employ the same accounting principles as operating companies. The Company emerged from the development stage in early 2014.

In the opinion of management, all necessary adjustments (including only those of a normal recurring nature) have been made for a fair presentation of the financial position, results of operations, and cash flows for the interim period presented. The results of operations for the interim period are not necessarily indicative of the results for the full fiscal year. The unaudited interim condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2013. Operations since inception have consisted primarily of organizing the Company, developing the technology, and securing financing. The accompanying condensed consolidated financial statements have been prepared on a basis which assumes that the Company will continue as a going concern. The Company has incurred losses and cash outflows from operations since its inception. The ultimate success of the Company is dependent on management's ability to develop and market its products and services at levels sufficient to generate operating revenues in excess of expenses. Until such sales levels can be achieved, management will need to secure additional capital to continue to fund product development and sales and marketing.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

During 2014, management intends to raise additional debt or equity financing to fund future operations and to provide additional working capital. Management believes that the Company will be able to obtain customers and additional financing from current and new investors to sustain its operations. However, actual results could differ from management's plan, and the condensed consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties. There are no assurances that the Company can be successful in obtaining the additional capital or that such financing will be on terms favorable or acceptable to the Company.

As shown in the accompanying condensed consolidated financial statements, the Company incurred a net loss and negative cash flows from operations during the ten months ended October, 31, 2014, and has an accumulated deficit as of October 31, 2014.

The condensed consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainties described in the condensed consolidated financial statements. In addition, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets nor the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Share-Based Compensation

The Company recorded $1,903 in non-employee and $3,455 in employee share-based compensation expense during the ten months ended October 31, 2014.

Determining the appropriate fair value model and the related assumptions requires judgment. The fair value of each option grant is estimated using a Black-Scholes option-pricing model on the date of grant, assumptions used during the period were as follows:

	Non-Employees	Employees
Estimated dividend yield	0.00%	0.00%
Expected stock price volatility	64.01%	64.01%
Risk-free interest rate	2.75%	1.66%
Expected life of options (in years)	10	5.9
Weighted-average fair value per share	$ 0.49	$ 1.69

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Due to limited historical data, the Company estimates stock price volatility based on the actual volatility of comparable publicly traded companies over the expected life of the option. The expected term represents the average time that options that vest are expected to be outstanding. The expected term for options granted to non-employees is the contractual life. The risk-free rate is based on the United States Treasury yield curve for the expected life of the option.

NOTE 2: CONVERTIBLE DEBT

2013 Convertible Notes

From October to December 2013, the Company entered into convertible notes with investors for total proceeds of $165,000. The notes bear interest at the rate of 8% per annum. The outstanding principal and all accrued but unpaid interest are due and payable on the earlier of January 31, 2015 ("Maturity Date") or the closing of a financing with gross proceeds of at least $1,500,000 (a "Qualified Financing"). The outstanding principal and all accrued but unpaid interest shall be automatically converted into shares of the Company's stock issued in the financing at a price per share equal to 75% of the price per share of the financing.

In the event the Company has not consummated a Qualified Financing prior to the Maturity Date, each holder of the notes has the option, at any time during the 60 days following the Maturity Date, to convert the unpaid principal and interest into shares of the Company's common stock at a price per share equal to $3,600,000 divided by the number of the then outstanding shares of common stock, including outstanding stock options, warrants, other convertible securities and shares of common stock reserved for issuance for stock options.

2014 Convertible Notes

In 2014, the Company issued convertible notes to investors for total proceeds of $885,000. These convertible notes have the same terms as the convertible notes that were issued to investors in 2013, with exception of the conversion terms. The outstanding principal and all accrued but unpaid interest shall be automatically converted into shares of the Company's stock issued in a Qualified financing at a price per share equal to the lessor of (i) 90% of the price per share of the financing, or (ii) price per share equal to $5,000,000 divided by the number of the then outstanding shares of common stock, including outstanding stock options, warrants, other convertible securities and shares of common stock reserved for issuance for stock options.

NOTE 2: CONVERTIBLE DEBT (continued)

In the event the Company has not consummated a Qualified Financing prior to the Maturity Date, each holder of the notes has the option, at any time during the 60 days following the Maturity Date, to convert the unpaid principal and interest into shares of the Company's common stock at a price per share equal to $5,000,000 divided by the number of the then outstanding shares of common stock, including outstanding stock options, warrants, other convertible securities and shares of common stock reserved for issuance for stock options.

The debt discount feature on all notes creates a contingent beneficial conversion feature associated with the convertible debt. The estimated fair value of the beneficial conversion feature will be recorded as a charge to interest expense upon the occurrence of one of the contingent conversion events associated with the note agreements.

Convertible debt recorded on the balance sheet as of October 31, 2014 consists of the following:

Face amount of convertible notes	$ 1,050,000
Accrued interest	47,478
Convertible debt and accrued interest	$ 1,097,478

Conversion of the Convertible Notes

Subsequent to October 31, 2014, and in conjunction with the equity issuance described in Note 7, the Company converted all outstanding convertible notes payable into 276,391 shares of convertible preferred stock.

NOTE 3: RELATED PARTY TRANSACTION

Shareholder Loan

During 2013, the Company entered into a revolving promissory note agreement with a founder and shareholder with an availability of up to $30,000 to finance start-up operating expenses. The note payable had a maturity date of December 31, 2014 with and interest rate at 5% per annum. During 2013, the Company was advanced a total of $27,061 for operating expenses, and repaid $16,000. The note, including interest, was paid in full in 2014.

NOTE 4: STOCKHOLDERS' DEFICIT

Capital Structure

Authorized Shares - The Company is authorized to issue 5,000,000 shares of no par value common stock.

Common Stock Transactions

In August 2013, the Company issued 1,000,000 shares of restricted common stock to founders in exchange for their equity interest in Groundfloor LLC. Under the operating agreement for Groundfloor LLC, the founders committed to capital contributions totaling $500. These capital contributions have been recorded as a stock subscription receivable.

In August 2013, the Company issued 60,000 shares of common stock to founders at $0.001 per share for a total of $60. The purchase price of $60 has been recorded as a stock subscription receivable.

In September 2013, the Company issued 30,000 shares of restricted common stock in exchange for services at $0.001 per share.

In February 2014, the Company issued 33,750 shares of restricted common stock in exchange for services at $0.67 per share.

Under the terms of the restricted common stock agreements, certain key employees and advisors vest in their stock over time. The Company has the right to purchase the unvested portion of the restricted common stock for the amount of the original purchase price per share, under certain conditions outlined in the restricted stock agreements. Additionally, vesting will accelerate upon a change in control of the Company. The amount of unvested restricted common stock as of October 31, 2014 was 533,750 shares.

NOTE 5: STOCK OPTIONS

In August 2013, the Company adopted the 2013 Stock Option Plan (the "Plan"). The Plan provides incentives to eligible employees, officers, and directors in the form of incentive stock options and non-qualified stock options. As of October 31, 2014, the Company had reserved a total of 125,000 shares of common stock for issuance under the Plan. Of these shares, 13,000 shares are available for future stock option grants.

The Board of Directors has the authority to administer the Plan and determine, among other things, the interpretation of any provisions of the Plan, the eligible employees who are granted options, the number of options that may be granted, vesting schedules, and option exercise prices. The Company's stock options have a contractual life not to exceed ten years. The Company issues new shares of common stock upon exercise of stock options.

The following summarizes the stock option activity for the ten months ended October 31, 2014:

	Available Option Shares	Granted Option Shares	Weighted-Average Exercise Price
Balance as of December 31, 2013	106,000	19,000	$ 0.67
Granted	(77,000)	77,000	2.33
Balance as of October 31, 2014	29,000	96,000	$ 2.33

The following summarizes certain information about stock options vested and expected to vest as of October 31, 2014:

	Number of Options	Weighted-Average Remaining Contractual Life (in Years)	Weighted-Average Exercise Price
Outstanding	96,000	9.40	$ 2.33
Exercisable	16,435	9.23	2.33

As of October 31, 2014, there was approximately $84,633 of total unrecognized compensation cost related to nonvested share-based compensation arrangements which is expected to be recognized over a weighted-average period of 2.35 years.

NOTE 6: INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's deferred income tax assets as of October 31, 2014 are as follows:

Noncurrent deferred income tax asset:	
Net operating loss carryforwards	$ 138,500
Share-based compensation	2,000
Valuation allowance	(140,500)
Total noncurrent deferred income tax assets	-
Total net deferred income tax assets	$ -

The Company has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such asset. The valuation allowance increased by $89,200 during the ten months ended October 31, 2014.

As of October 31, 2014, the Company has federal and state net operating loss carryforwards of approximately $360,000 available to offset future federal and state taxable income which begin to expire 2033 and 2028.

The Tax Reform Act of 1986 contains provisions which limit the ability to utilize the net operating loss carryforwards in the case of certain events, including significant changes in ownership interests. If the Company's net operating loss carryforwards are limited, and the Company has taxable income which exceeds the permissible yearly net operating loss carryforwards, the Company would incur a federal income tax liability even though net operating loss carryforwards would be available in future years.

Income taxes computed at the statutory federal income tax rate are reconciled to the provision for income tax expense as of October 31, 2014 is as follows:

	Amount	% of Pre-tax Earnings
Income tax expense at statutory rate	$ (295,000)	(34.0)%
State taxes (net of federal benefit)	(40,000)	(4.6)%
Non-deductible expenses	,2,000	0.2%
Change in valuation allowance	333,000	38.4%
Provision for income tax expense	$ -	0.0%

NOTE 6: INCOME TAXES (concluded)

The Company recognizes interest and penalties related to uncertain tax positions in the provision for income taxes. As of October 31, 2014, the Company had no accrued interest related to uncertain tax positions.

The Company has its 2013 tax year open to examination by federal and state tax jurisdictions. The Company has not been informed by any tax authorities for any jurisdiction that this tax year is under examination. As of October 31, 2014, there are no known items which would result in a material accrual to where the Company has federal or state attributable tax positions.

NOTE 7: SUBSEQUENT EVENTS

Equity Issuance

The Company issued 91,259 shares of convertible preferred stock to investors for total proceeds of $475,000. In conjunction with the equity issuance, the Company converted all outstanding convertible notes payable into 276,391 shares of convertible preferred stock.



Hughes Pittman & Gupton, LLP
1500 Sunday Drive, Suite 300
Raleigh, North Carolina 27607
919.232.5900 919.232.5901 fax
www.hpg.com

Independent Auditors' Report

The Board of Directors
GROUNDFLOOR Inc. and Subsidiary

We have audited the accompanying consolidated financial statements of GROUNDFLOOR Inc. and Subsidiary (a development stage company) (the "Company"), which comprise the consolidated balance sheet as of December 31, 2013, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the period from January 28, 2013 (inception) through December 31, 2013, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2013, and the consolidated results of its operations and its cash flows for the period from January 28, 2013 (inception) through December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Uncertainty Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred losses and cash outflows from operations since its inception. Those conditions raise substantial doubt about its ability to continue as a going concern as of December 31, 2013. Management's plans regarding those matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Hughes Pittman & Gupta, LLP

Raleigh, North Carolina
July 3, 2014 (except for Note 7, as to which the date is August 18, 2014)

GROUNDFLOOR INC. AND SUBSIDIARY

Consolidated Balance Sheet

December 31, 2013

Assets	
Current assets:	
Cash	$ 87,833
Deposit	799
Total current assets	88,632
Software and website development costs, net	28,908
Deferred financing costs, net	5,042
Total assets	$ 122,582
Liabilities	
Current liabilities:	
Accounts payable	$ 77,964
Accrued interest	3,002
Shareholder loan	11,061
Total current liabilities	92,027
Convertible notes payable	165,000
Total liabilities	257,027
Stockholders' deficit	
Common stock, no par, 5,000,000 shares authorized, 1,090,000 issued and outstanding	590
Additional paid-in capital	996
Deficit accumulated during development stage	(135,471)
Total	(133,885)
Less stock subscription receivable	560
Total stockholders' deficit	(134,445)
Total liabilities and stockholders' deficit	$ 122,582

See accompanying notes to consolidated financial statements

GROUNDFLOOR INC. AND SUBSIDIARY

Consolidated Statement of Operations

For the period from January 28, 2013 (inception) to December 31, 2013

Operating expenses:		
General and administrative	$	63,263
Sales and marketing		39,839
Development		28,203
Loss from operations		(131,305)
Interest expense		4,166
Net loss	$	(135,471)

See accompanying notes to consolidated financial statements

GROUNDFLOOR INC. AND SUBSIDIARY

Consolidated Statement of Stockholders' Deficit

For the period from January 28, 2013 (inception) to December 31, 2013

	Common Stock		Additional Paid-In Capital	Deficit Accumulated During Development Stage	Stock Subscription Receivable	Total Stockholders' Deficit
	Shares	Amount				
Balance as of January 28, 2013 (inception)	-	$ -	-	-	-	-
Issuance of common stock to founders	1,060,000	560	-	-	(560)	-
Issuance of common stock for services	30,000	30	-	-	-	30
Share-based compensation expense	-	-	996	-	-	996
Net loss	-	-	-	(135,471)	-	(135,471)
Stockholders' deficit as of December 31, 2013	1,090,000	$ 590	996	(135,471)	(560)	(134,445)

See accompanying notes to consolidated financial statements

GROUNDFLOOR INC. AND SUBSIDIARY

Consolidated Statement of Cash Flows

For the period from January 28, 2013 (inception) to December 31, 2013

Cash flows from operating activities	
Net loss	$ (135,471)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization of capitalized software and website development costs	2,065
Amortization of deferred financing costs	1,164
Share-based compensation	996
Common stock issued in exchange for services	30
Changes in operating assets and liabilities:	
Deposit	(799)
Accounts payable	77,964
Accrued expenses	3,002
Net cash used in operating activities	(51,049)
Cash flows from investing activities	
Payments of software and website costs	(30,973)
Cash flows from financing activities	
Proceeds from issuance of convertible notes payable	165,000
Payment of deferred financing costs	(6,206)
Advances from shareholder loan	27,061
Principal payments on shareholder loan	(16,000)
Net cash provided by financing activities	169,855
Net increase in cash	87,833
Cash as of beginning of the period	-
Cash as of end of the period	$ 87,833
Supplemental disclosure of noncash financing activities	
Issuance of common stock through stock subscription receivable	$ 560

See accompanying notes to consolidated financial statements

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

GROUNDFLOOR Inc. (the "Company" or "Groundfloor") is developing an online investment platform designed to crowdsource financing for real estate development projects. With this online investment platform, investors will be able to choose between multiple real estate development investment opportunities, and developers of the projects will be able to obtain financing. Groundfloor's financing model replaces traditional sources of financing for real estate projects with the aggregation of capital from small investors using the Internet. The Company believes this method of financing real estate has many advantages including reduced project origination and financing costs, lower interest rates for real estate development financing, and attractive returns for investors.

Basis of Presentation

The Company was originally organized as a North Carolina limited liability company under the name of Fomentum Labs LLC on January 28, 2013. Fomentum Labs LLC changed their name to Groundfloor LLC on April 26, 2013, and converted into a North Carolina corporation on July 26, 2013. In connection with this conversion, all equity interests in Groundfloor LLC were converted into shares of the Company's common stock. The accounting effects of the conversion are reflected retrospectively in the consolidated financial statements for the period from January 28, 2013 (inception) through December 31, 2013. The consolidated financial statements include Groundfloor and its wholly owned subsidiary, Groundfloor Properties GA LLC, which was created for the purpose of financing real estate properties in Georgia.

Basis of Accounting and Liquidity

The Company's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business, and in accordance with Accounting Standards Codification ("ASC") 915, *Development Stage Entities*, which requires development stage enterprises to employ the same accounting principles as operating companies.

Operations since inception have consisted primarily of organizing the Company, developing the technology, and securing financing. The accompanying consolidated financial statements have been prepared on a basis which assumes that the Company will continue as a going concern. The Company has incurred losses and cash outflows from operations since its inception. The ultimate success of the Company is dependent on management's ability to develop and market its products and services at levels sufficient to generate operating revenues in excess of expenses. Until such sales levels can be achieved, management will need to secure additional capital to continue to fund product development and sales and marketing.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

During 2014, management intends to raise additional debt or equity financing to fund future operations and to provide additional working capital. Management believes that the Company will be able to obtain customers and additional financing from current and new investors to sustain its operations. However, actual results could differ from management's plan, and the consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties. There are no assurances that the Company can be successful in obtaining the additional capital or that such financing will be on terms favorable or acceptable to the Company.

As shown in the accompanying consolidated financial statements, the Company incurred a net loss and negative cash flows from operations during the period from January 28, 2013 (inception) through December 31, 2013, and has an accumulated deficit as of December 31, 2013.

The consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainties described in the consolidated financial statements. In addition, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets nor the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2013. From time to time, the Company could maintain cash deposits in excess of federally insured limits. The Company believes credit risk related to its cash and cash equivalents to be minimal.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Software and Website Development Costs

Internal use software and website development costs are capitalized when preliminary development efforts are successfully completed and it is probable that the project will be completed and the software will be used as intended. Internal use software and website development costs are amortized on a straight line basis over the project's estimated useful life, generally three years. Capitalized internal use software development costs consist of fees paid to third-party consultants who are directly involved in development efforts. Costs related to preliminary project activities and post implementation activities, including training and maintenance, are expensed as incurred. Costs incurred for upgrades and enhancements that are considered to be probable to result in additional functionality are capitalized. Development costs of the Company's website incurred in the preliminary stages of development are expensed as incurred. Once preliminary development efforts are successfully completed, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use.

Impairment of Long-Lived Assets

Long-lived assets, such as software and website development costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for an amount by which the carrying amount of the asset exceeds the fair value of the asset.

Advertising Costs

The Company expenses advertising costs as incurred. The Company incurred $4,968 in advertising costs during the period from January 28, 2013 (inception) through December 31, 2013.

Income Taxes

Deferred tax assets and liabilities are determined based on the temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities using the enacted tax rates in effect in the years in which the differences are expected to reverse. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

The determination of recording or releasing income tax valuation allowance is made, in part, pursuant to an assessment performed by management regarding the likelihood that the Company will generate future taxable income against which benefits of its deferred tax assets may or may not be realized. This assessment requires management to exercise significant judgment and make estimates with respect to its ability to generate taxable income in future periods.

Share-Based Compensation

The Company accounts for share-based compensation using the fair value method of accounting which requires all such compensation to employees, including the grant of employee stock options, to be recognized in the income statement based on its fair value at the measurement date (generally the grant date). The expense associated with share-based compensation is recognized on a straight-line basis over the service period of each award.

The Company recorded $996 in non-employee share-based compensation expense during the period from January 28, 2013 (inception) through December 31, 2013.

Determining the appropriate fair value model and the related assumptions requires judgment. The fair value of each option grant is estimated using a Black-Scholes option-pricing model on the date of grant as of December 31, 2013 as follows:

	Non-Employees
Estimated dividend yield	0.00%
Expected stock price volatility	66.20%
Risk-free interest rate	2.67% - 2.75%
Expected life of options (in years)	10
Weighted-average fair value per share	$ 0.50

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Due to limited historical data, the Company estimates stock price volatility based on the actual volatility of comparable publicly traded companies over the expected life of the option. The expected term represents the average time that options that vest are expected to be outstanding. The expected term for options granted to non-employees is the contractual life. The risk-free rate is based on the United States ("U.S.") Treasury yield curve for the expected life of the option.

NOTE 2: CONVERTIBLE DEBT

From October to December 2013, the Company entered into convertible notes with investors for total proceeds of $165,000. The notes bear interest at the rate of 8% per annum. The outstanding principal and all accrued but unpaid interest are due and payable on the earlier of January 31, 2015 ("Maturity Date") or the closing of a financing with gross proceeds of at least $1,500,000 (a "Qualified Financing"). The outstanding principal and all accrued but unpaid interest shall be automatically converted into shares of the Company's stock issued in the financing at a price per share equal to 75% of the price per share of the financing.

In the event the Company has not consummated a Qualified Financing prior to the Maturity Date, each holder of the notes has the option, at any time during the 60 days following the Maturity Date, to convert the unpaid principal and interest into shares of the Company's common stock at a price per share equal to $3,600,000 divided by the number of the then outstanding shares of common stock, including outstanding stock options and shares of common stock reserved for issuance for stock options.

The debt discount feature creates a contingent beneficial conversion feature associated with the convertible debt. The estimated fair value of the beneficial conversion feature will be recorded as a charge to interest expense upon the occurrence of one of the contingent conversion events associated with the note agreements.

Convertible debt recorded on the balance sheet as of December 31, 2013 consists of the following:

Face amount of convertible notes	$ 165,000
Accrued interest	2,800
Convertible debt and accrued interest	$ 167,800

NOTE 3: RELATED PARTY TRANSACTION

Shareholder Loan

During 2013, the Company entered into a revolving promissory note agreement with a founder and shareholder with an availability of up to $30,000 to finance start-up operating expenses. The note payable had a maturity date of December 31, 2014 with an interest rate at 5% per annum. During 2013, the Company was advanced a total of $27,061 for operating expenses, and repaid $16,000. The outstanding principal balance was $11,061 and $202 was included in accrued interest as of December 31, 2013. The note, including interest, was paid in full in 2014.

NOTE 4: STOCKHOLDERS' DEFICIT

Capital Structure

Authorized Shares - The Company is authorized to issue 5,000,000 shares of no par value common stock.

Common Stock Transactions

In August 2013, the Company issued 1,000,000 shares of restricted common stock to founders in exchange for their equity interest in Groundfloor LLC. Under the operating agreement for Groundfloor LLC, the founders committed to capital contributions totaling $500. These capital contributions have been recorded as a stock subscription receivable.

In August 2013, the Company issued 60,000 shares of common stock to founders at $0.001 per share for a total of $60. The purchase price of $60 has been recorded as a stock subscription receivable.

In September 2013, the Company issued 30,000 shares of restricted common stock in exchange for services at $0.001 per share.

Under the terms of the restricted common stock agreements, certain key employees and advisors vest in their stock over time. The Company has the right to purchase the unvested portion of the restricted common stock for the amount of the original purchase price per share, under certain conditions outlined in the restricted stock agreements. Additionally, vesting will accelerate upon a change in control of the Company. The amount of unvested restricted common stock as of December 31, 2013 was 663,888 shares.

NOTE 5: STOCK OPTIONS

In August 2013, the Company adopted the 2013 Stock Option Plan (the "Plan"). The Plan provides incentives to eligible employees, officers, and directors in the form of incentive stock options and non-qualified stock options. As of December 31, 2013, the Company had reserved a total of 125,000 shares of common stock for issuance under the Plan. Of these shares, 106,000 shares are available for future stock option grants.

The Board of Directors has the authority to administer the Plan and determine, among other things, the interpretation of any provisions of the Plan, the eligible employees who are granted options, the number of options that may be granted, vesting schedules, and option exercise prices. The Company's stock options have a contractual life not to exceed ten years. The Company issues new shares of common stock upon exercise of stock options.

The following summarizes the stock option activity for the period from January 28, 2013 (inception) through December 31, 2013:

	Available Option Shares	Granted Option Shares	Weighted-Average Exercise Price
Authorized	125,000	-	$ -
Granted	(19,000)	19,000	0.67
Balance as of December 31, 2013	106,000	19,000	0.67

The following summarizes certain information about stock options vested and expected to vest as of December 31, 2013:

	Number of Options	Weighted-Average Remaining Contractual Life (in Years)	Weighted-Average Exercise Price
Outstanding	19,000	9.79	$ 0.67
Exercisable	83	9.88	0.67

As of December 31, 2013, there was approximately $8,500 of total unrecognized compensation cost related to nonvested share-based compensation arrangements which is expected to be recognized over a weighted-average period of 1.4 years.

NOTE 6: INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's deferred income tax assets as of December 31, 2013 are as follows:

Noncurrent deferred income tax asset:	
Net operating loss carryforwards	$ 50,900
Share-based compensation	400
Valuation allowance	(51,300)
Total noncurrent deferred income tax assets	-
Total net deferred income tax assets	$ -

The Company has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets. The valuation allowance increased by $51,300 during 2013.

As of December 31, 2013, the Company has federal and state net operating loss carryforwards of approximately $132,000 available to offset future federal and state taxable income which begin to expire in 2033 and 2028.

The Tax Reform Act of 1986 contains provisions which limit the ability to utilize the net operating loss carryforwards in the case of certain events, including significant changes in ownership interests. If the Company's net operating loss carryforwards are limited, and the Company has taxable income which exceeds the permissible yearly net operating loss carryforwards, the Company would incur a federal income tax liability even though net operating loss carryforwards would be available in future years.

Income taxes computed at the statutory Federal income tax rate are reconciled to the provision for income tax expense as of December 31, 2013 is as follows:

	Amount	% of Pre-tax Earnings
Income tax expense at statutory rate	$ (45,700)	(34.0)%
State taxes (net of federal benefit)	(6,100)	(4.6)%
Non-deductible expenses	500	0.4%
Change in valuation allowance	51,300	38.2%
Provision for income tax expense	$ -	0.0%

NOTE 6: INCOME TAXES (concluded)

The Company recognizes interest and penalties related to uncertain tax positions in the provision for income taxes. As of December 31, 2013, the Company had no accrued interest related to uncertain tax positions.

The Company has its 2013 tax year open to examination by federal and state tax jurisdictions. The Company has not been informed by any tax authorities for any jurisdiction that this tax year is under examination. As of December 31, 2013, there are no known items which would result in a material accrual to where the Company has federal or state attributable tax positions.

NOTE 7: SUBSEQUENT EVENTS

Convertible Notes - February and March 2014

From February to March 2014, the Company issued convertible notes to investors for total proceeds of $135,000. These convertible notes have the same terms as the convertible notes that were issued to investors in 2013.

Convertible Notes - May through August 2014

From May to August 2014, the Company issued convertible notes to investors for total proceeds of $750,000. These convertible notes have the same terms as the convertible notes that were issued to investors in 2013 and earlier in 2014, with exception of the conversion terms. The outstanding principal and all accrued but unpaid interest shall be automatically converted into shares of the Company's stock issued in a Qualified Financing at a price per share equal to 90% of the price per share of the financing.

In the event the Company has not consummated a Qualified Financing prior to the Maturity Date, each holder of the notes has the option, at any time during the 60 days following the Maturity Date, to convert the unpaid principal and interest into shares of the Company's common stock at a price per share equal to $5,000,000 divided by the number of the then outstanding shares of common stock, including outstanding stock options and shares of common stock reserved for issuance for stock options.

Name Change

Effective August 5, 2014, the Company changed its domiciliary state to Georgia under the name Groundfloor Finance, Inc.

The Company has evaluated subsequent events through August 18, 2014, the date at which the consolidated financial statements were available to be issued.

Date of this Offering Circular: April 21, 2015

LOAN SUMMARIES

Date of this Offering Circular: April 21, 2015

FORM OF LRO AGREEMENT

FOR PURPOSES OF SECTIONS 1272, 1273 AND 1275 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED, THIS LIMITED RECOURSE OBLIGATION IS BEING ISSUED WITH ORIGINAL ISSUE DISCOUNT BECAUSE PAYMENTS ON THE SECURITY ARE DEPENDENT ON PAYMENTS ON THE CORRESPONDING LOAN BY THE DEVELOPER OF THE CORRESPONDING PROJECT. THE ISSUE PRICE OF THIS LIMITED RECOURSE OBLIGATION IS THE STATED PRINCIPAL AMOUNT, AND THE ISSUE DATE IS THE ORIGINAL ISSUE DATE, EACH AS IDENTIFIED BELOW. UPON REQUEST, THE COMPANY WILL PROMPTLY MAKE AVAILABLE TO THE HOLDER THE AMOUNT OF OID AND YIELD TO MATURITY OF THIS LIMITED RECOURSE OBLIGATION. A HOLDER SHOULD CONTACT GROUNDFLOOR LENDER SUPPORT AT (404) 850-9223 OR support@groundfloor.us.

YOU SHOULD MAKE YOUR OWN DECISION WHETHER THE LIMITED RECOURSE OBLIGATION MEETS YOUR INVESTMENT OBJECTIVES AND RISK TOLERANCE LEVEL. NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THE OFFERING OF THE LIMITED RECOURSE OBLIGATION.

LIMITED RECOURSE OBLIGATIONS ARE SPECULATIVE SECURITIES. INVESTMENT IN THE LIMITED RECOURSE OBLIGATION INVOLVES SIGNIFICANT RISK. YOU MAY BE REQUIRED TO HOLD YOUR INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND SHOULD PURCHASE THE SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT.

ANY TRANSFER, PLEDGE OR OTHER USE OF THE LIMITED RECOURSE OBLIGATION FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL UNLESS THE TRANSFEREE IS REGISTERED AS AN INVESTOR ON GROUNDFLOOR FINANCE INC.'S INVESTMENT PLATFORM AND SUCH TRANSFEREE AGREES TO THE TERMS OF THE INVESTOR AGREEMENT AND THIS AGREEMENT.

LIMITED RECOURSE OBLIGATION AGREEMENT
SERIES: ___________

GROUNDFLOOR FINANCE INC.

Limited Recourse Obligation ("LRO") No.: ____

Purchase Amount of the LRO: U.S. $_______

Original Issue Date: ___________[2]

Final Payment Date: _______________[4]

Holder: ____________________

Return Rate of the LRO: __%[1] per annum

Repayment Schedule:______________[3]

Extended Payment Deadline: _______________[5]

Extension of Payment Date: This LRO will be fully payable on the Final Payment Date subject to conditions described below. In no event will the Company's obligation to make payments on this LRO be extended beyond the Extended Payment Date.

Corresponding Project: ___________________

Developer: ______________________________

Aggregate Principal Amount of the Corresponding Loan: U.S. $________

---

[1] Insert interest rate stated on corresponding Loan.
[2] Insert the date the Loan was closed and funded.
[3] Insert the repayment terms from the corresponding Loan.
[4] Insert the date that is five (5) Business Days following the maturity date of the corresponding Loan.
[5] Insert date that is the second anniversary of the Final Payment Date.

THIS LIMITED RECOURSE OBLIGATION AGREEMENT, dated as of the Original Issue Date, is between Groundfloor Finance Inc., a Georgia corporation (the "Company"), and the Holder (as amended, supplemented or otherwise modified from time to time in accordance with the terms hereof, this "Agreement").

WHEREAS, the Company desires to sell and grant to the Holder, and the Holder desires to purchase and accept from the Company, one of a duly authorized series of unsecured special limited obligations of the Company (each referred to as a "Limited Recourse Obligation," "LRO," or "Security"), on the terms and conditions set forth herein

NOW, THEREFORE, in consideration of the premises and of the mutual covenants contained herein, the sufficiency of which the Parties hereby acknowledge, by signing electronically below the Company and the Holder agree as follows:

1. DEFINITIONS: The following capitalized terms shall have the following meanings when used in this Agreement. All capitalized terms not otherwise defined herein have the meaning set forth in the Investor Agreement.

Agreement	As defined above.
Bankruptcy Law	Title 11, United States Code, or any similar federal or state law for the relief of debtors.
Business Day	Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions are authorized or obligated by law or executive order to close in Atlanta, Georgia or New York, New York.
Company	As defined above, together with its successors and permitted assigns.
Company Fees and Expenses	Any fees (other than prepayment premiums, if applicable), received by the Company in connection with administering the Loan Documents and any reimbursement of Company expenses, including check processing or administrative fees incurred in connection with facilitating draw payments or other disbursements of loan proceeds, any fee imposed on the Company or its agent in respect of a Loan when the Company's payment request is denied for any reason, including, but not limited to, non-sufficient funds in the Developer's bank account or the closing of such bank account.
Corresponding Project	The real estate development project, as identified above, that will be financed (in whole or in part) through the Loan.
Developer	The borrower under the Loan, as identified above, and sponsor of the Corresponding Project.
Developer Loan Payments	All amounts received by the Company as payment of (or application by the Company of any payment to) the Loan, including, without limitation, all payments or prepayments of principal and interest (including any penalty or default interest), any prepayment premium, late charges and any Liquidation Proceeds (as defined in Section 9 below); provided, however, that Developer Loan Payments shall be net of any Company Fees and Expenses, Liquidation Costs, loan modification fees, prepayment fees or fees deducted by a backup or successor servicer (the categorization of all such items to be determined by the Company in a manner consistent with the Loan Agreement).
Holder	As identified above, together with its successors and permitted assigns.

Investor Agreement	The Investor Agreement between the Company and the Holder, as well as the Terms and Conditions referred to therein and the Company's Terms of Service and Privacy Policy referenced therein, each as in effect from time to time.
Loan	The commercial real estate loan (governed by the Loan Documents) made by the Company to the Developer in the aggregate principal amount set forth above, pursuant to which the Corresponding Project is financed by the Company.
Loan Agreement	The Loan Agreement to be entered into between the Developer and the Company with respect to the Loan, as amended, supplemented or otherwise modified from time to time.
Loan Documents	As defined in the Loan Agreement, including the Note, the Mortgage Instrument, the Security Documents (each as defined in the Loan Agreement), and any other documents or instruments evidencing or securing the Loan and any other documents entered into in connection with the Loan Agreement to which the Company is a party or for the benefit of the Company in its capacity as such, in each case as amended, supplemented or otherwise modified from time to time.
LRO	As defined above. Also referred to as the "Limited Recourse Obligation" or "Security."
Return	The rate of return on the LRO, as indicated above.
Parties	Collectively, the Company and the Holder.
Payment Date	The date upon which any payments are made to the Holder.
Person	An individual, corporation, trust, partnership, joint venture, unincorporated organization, government agency or any agency or political subdivision thereof, or other entity.
Pro Rata Share	The Holder's pro rata share of a Developer Loan Payment, determined by dividing (a) the Purchase Amount of this LRO by (b) the aggregate principal amount of the Loan, each as set forth above.
Purchase Amount	The amount paid by the Holder to purchase the LRO. The Purchase Amount of this LRO is as indicated above.
Record Date	The second Business Day immediately preceding each Payment Date.

2. THE LIMITED RECOURSE OBLIGATION.

(a) Subject to the terms of Section 9, for value received, the Company hereby promises to pay to the Holder the Purchase Amount and Return on this LRO in U.S. dollars, in an amount equal to the Holder's Pro Rata Share of the Developer Loan Payments, on each Payment Date (which shall be made from any funds at the Company's disposal within five (5) Business Days of the Company's receipt of any Developer Loan Payment in accordance with the payment schedule for this LRO, which is described above under Repayment Schedule, subject to prepayment at any time without penalty) until the Final Payment Date or, if the LRO has been extended in accordance with subsection (c) below, until the Extended Payment Date. For the avoidance of doubt, the Parties hereby agree that the LROs represent an unsecured special limited obligation of the Company, and (i) subject to Section 9, no payments of Purchase Amount or Return thereon shall be payable to the Holder unless the Company has received Developer Loan Payments in respect of the Loan, and then shall be payable equally and ratably on each LRO of the series only to the extent of such Developer Loan Payments, and (ii) no Holder shall have any recourse against the Company unless, and then only to the extent that an Event of Default (as defined below) has occurred and is continuing.

(b) All payments due to the Holder hereof pursuant to this Agreement shall be paid (i) to the Person in whose name this LRO is registered at the close of business on the Record Date next preceding the applicable Payment Date and for administrative convenience the Company may without penalty remit funds to the Holder up to five (5) Business Days after the Final Payment Date, or, as the case may be, the Extended Payment Date and (ii) in U.S. dollars, in immediately available funds, by intra-institution book entry transfer or such other transfer mechanism to the Holder's sub-account in the Investor FBO Account. Any taxes due and payable on any payments to be made to the Holder hereunder shall be the Holder's sole responsibility, and the Holder agrees to reimburse the Company promptly for any such taxes paid by the Company (including any taxes due and payable by the Company on amounts received by it pursuant to this sentence).

All U.S. dollar amounts used in or resulting from the calculation of amounts due in respect of the LRO may be rounded to the nearest cent (with one-half cent being rounded upward).

This LRO is not payable at the option of the Holder.

The LROs shall be in fully registered form only (without coupons or certificates) in denominations of $10 and integral multiples of $10 in excess thereof.

(c) If, on the Final Payment Date, no principal or interest payments in respect of the Loan remain due and payable to the Company, subject to satisfaction of the Company's obligation to pay any Developer Loan Payments received prior to the Final Payment Date as set forth in Section 2(a) above, the Company's obligation to make any payments on this LRO will terminate on the Final Payment Date and any payments that the Company receives in respect of (or application by the Company of any payment to) the Loan thereafter shall not be required to be paid to the Holder of this LRO.

If, on the Final Payment Date, any principal or interest payments in respect of the Loan remain due and payable to the Company, the payment obligation set forth in Section 2(a) above will automatically be extended to the Extended Payment Date. In such case, subject to satisfaction of the Company's obligation to pay any Developer Loan Payments received prior to the Extended Payment Date as set forth in Section 2(a) above, the Company's obligation to make any payments on this LRO will terminate on the earlier of (i) the date on which all principal and interest payments in respect of the Loan are paid in full, (ii) the date on which all available Liquidation Proceeds have been applied in accordance with Section 9 hereof or (iii) the Extended Payment Date, and any payments that the Company receives in respect of (or application by the Company of any payment to) the Loan thereafter shall not be required to be paid to the Holder of this LRO.

(d) An "Event of Default" shall be deemed to occur if:

(i) the Company fails to comply with its payment obligations set forth in Section 2 and such failure continues for a period of sixty (60) days after receipt by the Company of notice from the Holder;

(ii) the Company fails to comply with any of its agreements in the Investor Agreement or this Agreement (other than those referred to in subsection (i) above and other than a covenant or warranty, the breach of which is elsewhere in this Section specifically dealt with) and such failure continues for sixty (60) days after receipt by the Company of notice from the Holder, provided, however, that, if the Company shall proceed to take curative action which, if begun and prosecuted with due diligence, cannot be completed within a period of sixty (60) days then such period shall be increased to such extent as shall be necessary to enable the Company diligently to complete such curative action;

(iii) a court of competent jurisdiction shall enter (A) a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Bankruptcy Law or (B) a decree or order adjudging the Company bankrupt or insolvent, or seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under any applicable federal or state law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or of any substantial part of its property, or ordering the wind up or liquidation of its affairs, and any such decree or order for relief shall continue to be in effect, or any such other decree or order shall be unstayed and in effect, for a period of sixty (60) consecutive days; or

(iv) (A) the Company commences a voluntary case or proceeding under any applicable Bankruptcy Law or any other case or proceeding to be adjudicated bankrupt or insolvent, (B) the Company consents to the entry of a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Bankruptcy Law or to the commencement of any bankruptcy or insolvency case or proceeding against it, (C) the Company files a petition or answer or consent seeking reorganization or substantially comparable relief under any applicable federal state law, or (D) the Company (y) consents to the filing of such petition by, the appointment of, or taking possession by, a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company or of any substantial part of its property or (z) makes an assignment for the benefit of creditors.

If an Event of Default specified in subsection (i) or subsection (ii) above occurs and is continuing, upon notification to the Company by the Holder, the outstanding and unpaid Purchase Amount (or portion thereof) of this LRO, and all unpaid Return accrued thereon, shall become and be immediately due and payable, subject in each case to the limitations set forth in Section 3 and Section 5, notwithstanding any other provision of this LRO. A default under subsection (i) or subsection (ii) above is not an Event of Default until the Holder notifies the Company of the default and the Company does not cure such default within the time specified in subsection (i) or subsection (ii) above after receipt of such notice. Any such notice must specify the default, demand that it be remedied and state that such notice is a "Notice of Default."

If an Event of Default specified in subsection (iii) or subsection (iv) above occurs and is continuing, the outstanding and unpaid Purchase Amount (or portion thereof) of this LRO, and all unpaid Return accrued thereon, shall become and be immediately due and payable without any declaration or other act on the part of the Holder, notwithstanding any other provision of this LRO. The Holder, by notice to the Company may rescind acceleration and its consequences if (x) the rescission would not conflict with any judgment or decree, and (y) all Events of Default specified in subsection (iii) or subsection (iv) have been cured or waived. No such rescission shall affect any subsequent Event of Default or impair any right consequent thereto. For avoidance of doubt, there shall be no automatic acceleration of the outstanding and unpaid Purchase Amount (or portion thereof) of the LRO, or any unpaid Return accrued thereon, upon the occurrence of and Event of Default other than an Event of Default specified in subsection (iii) or subsection (iv).

3. RELATIONSHIP OF THE PARTIES. The Parties hereby agree that (a) the Company may sell additional LROs of this series relating to the Loan; (b) the Holder shall be considered the legal and equitable owner of the LRO governed by this Agreement for all purposes; (c) the Holder shall look only to the Company for payment of the Purchase Amount and any Return accrued on the LRO; and (d) the Holder shall have no interest in any property of the Company, the Developer or any other Person taken as security or guaranty for the Loan or in any property now or hereafter in the possession or control of the Company, which other property may secure the Loan.

The Company shall incur no liability by acting upon any notice, consent, certificate, or other instrument or writing believed by it to be genuine and signed by or sent by the proper party.

No recourse under or upon any obligation, covenant or agreement contained in this Agreement, or because of any obligations evidenced hereby or thereby, shall be had against any incorporator, or against any past, present or future shareholder, officer or director, as such, of the Company, either directly or through the Company, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or penalty or otherwise, all such personal liability of every such incorporator, shareholder, officer and director, as such, being expressly waived and released by the acceptance hereof and as a condition of and as part of the consideration for the issuance of this LRO.

4. PAYMENT OF THE PRINCIPAL AMOUNT. The Holder hereby irrevocably and unconditionally agrees to pay the Purchase Amount of this LRO, as set forth above, in U.S. dollars in immediately available funds, by intra-institution book entry transfer to the Company from the Holder's designated sub-account in the Investor FBO Account.

5. APPLICATION OF PAYMENTS; REVERSAL OF PAYMENTS. The Company shall have sole discretion in applying amounts received by it from, or for the account of, the Developer or otherwise, provided that, if amounts recovered or received by the Company are applied to an outstanding Developer Loan Payment prior to the Final Payment Date or (if applicable) the Extended Payment Date, the Company will pay to the Holder the amounts owed pursuant to Section 2.

If, after the Company has paid to the Holder all or any portion of its Pro Rata Share with respect to any Developer Loan Payment received by the Company or any such application made by the Company, such payment or application is rescinded or must otherwise be returned or must be paid over by the Company to the Developer or any other Person, whether, pursuant to any Bankruptcy Law or otherwise, the Holder will, at the Company's request, promptly pay back to the Company the Pro Rata Share of the payment or application so returned or paid over, together with the Pro Rata Share of any interest or other amount required to be paid by the Company with respect to such payment or application.

THE HOLDER ACKNOWLEDGES AND AGREES THAT PAYMENTS TO THE COMPANY UNDER THE LOAN DOCUMENTS ARE SUBJECT TO ALL LIMITATIONS OR RESTRICTIONS SET FORTH THEREIN OR BY WHICH THE COMPANY IS BOUND, AND THE HOLDER AGREES THAT THE COMPANY SHALL HAVE NO LIABILITY TO THE HOLDER AS A RESULT OF ANY SUCH LIMITATIONS OR RESTRICTIONS UNLESS AND UNTIL A DEVELOPER LOAN PAYMENT IS ACTUALLY RECEIVED BY THE COMPANY.

6. REPRESENTATIONS AND WARRANTIES BY THE HOLDER. The Holder represents and warrants to the Company that the Holder is purchasing the LROs for the Holder's own account and has the power to enter into this Agreement and that the Holder has taken all action necessary to authorize its execution and delivery of this Agreement and the performance of its obligations hereunder. The Holder further represents and warrants that it has received a copy of the Offering Circular with respect to the LROs. The Holder represents and warrants to the Company that the Holder meets any applicable residency or minimum financial suitability requirements applicable to the Offering, as outlined in the Offering Circular, and has abided by any maximum investment limits applicable to the Offering, as set forth in the Offering Circular. The Holder further represents and warrants to the Company that the Holder understands that the LROs will not be listed on any securities exchange, that there will be no trading platform for the LROs, that any trading of LROs must be conducted in accordance with federal and applicable state securities laws and that the Holder should be prepared to hold the LROs through maturity.

7. REPRESENTATIONS AND WARRANTIES BY THE COMPANY. The Company represents and warrants to the Holder that the Company has the power to enter into this Agreement and each Loan Document and that the Company has taken all action necessary to authorize its execution and delivery of this Agreement and each Loan Document and the performance of its obligations hereunder and thereunder.

EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, IN THE INVESTOR AGREEMENT OR THE OFFERING CIRCULAR, NEITHER THE COMPANY NOR ANY OTHER PERSON HAS MADE OR MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, EITHER WRITTEN OR ORAL, ON BEHALF OF THE COMPANY WITH RESPECT TO THE SUBJECT MATTER HEREOF.

8. RELATIONSHIP WITH THE DEVELOPER; NOTICE OF DEFAULT; MODIFICATION, ENFORCEMENT AND SALE OF LOAN DOCUMENTS. The Company will handle all transactions under the Loan Documents in the ordinary course of business in accordance with its usual practices.

The Company shall use commercially reasonable efforts to give the Holder notice of any event of default under the Loan Documents by the Developer of which the Company has received written notice from the Developer or of which the Company has actual knowledge and which, in the Company's judgment, materially affects the ability of the Developer to make Developer Loan Payments thereunder; provided that neither the Company nor any of its members, managers, officers, directors, employees, affiliates or agents shall be liable for any failure to give any such notice, and the failure by the Company to give any such notice shall not affect any of the duties and obligations of the Holder hereunder.

The Holder shall be the legal and equitable owner of the rights, privileges and remedies applicable to the LROs. The Holder shall have no direct recourse to the Developer or any other Person (other than the Company as set forth herein). Except as provided below in this Section, the Company shall have the exclusive right in its name alone and in its sole discretion (a) to give or withhold waivers, consents, modifications, extensions or compromises in connection with the Loan Documents or to amend or modify the Loan Documents; (b) to take or refrain from taking action in connection with the handling, realizing upon, exercise of remedies or enforcing with respect to the Loan Documents; (c) to control the prosecution and defense of any action, claim or demand of any kind that shall be asserted against either the Company or the Holder, or both, directly or indirectly relating to any transaction in respect of any of the Loan Documents; and (d) while an event of default exists under the Loan Documents, to sell all or any portion of its rights, title and interest to any Person under the Loan Documents, whether at, below or above par, in accordance with Section 9(y). Except as provided below in this Section, and without limiting the generality of the foregoing, if an event of default under the Loan Documents occurs which is not waived by the Company or cured within any applicable grace period, the Company may, at its sole option, exercise or refrain from exercising any rights or remedies it may have or take any other action with respect to the Loan Documents, including enforcing a security interest in the assets pledged to secure the Loan Payments, or otherwise available to the Company. Except as provided below in this Section, at no time shall the Company be under any duty to enforce any rights, remedies, powers or privileges with respect to any enforcement of the obligations of the Developer under any of the Loan Documents, and the Company shall not be compelled to do any act hereunder or thereunder or to take any action toward the exercise or enforcement of the powers created by this Agreement or any of the Loan Documents or to prosecute or defend any suit in respect hereof or thereof.

Notwithstanding the foregoing, the Company agrees to use commercially reasonable efforts prior to the Extended Payment Date to pursue, either directly or through its representatives, (x) the collection of any amounts owing to the Company under the Loan Documents (to the extent constituting Developer Loan Payments), and (y) the exercise of the Company's remedies upon a breach of the Loan Documents, in each case to the extent warranted in the Company's business judgment and consistent with reasonable commercial standards of fair dealing. In no event shall the Company be obligated to pursue collection or enforcement if in the Company's business judgment the reasonable costs and expenses thereof will exceed the aggregate Developer Loan Payments reasonably recoverable or realizable.

9. LIQUIDATION PROCEEDS, COSTS, AND EXPENSES. Any and all payments and repayments received by the Company in connection with (a) any exercise of remedies with respect to the Loan Documents or (b) any sale of the Company's rights, title and interest under the Loan Documents (collectively, the "Liquidation Proceeds") shall be applied (i) first, to all costs and expenses of any nature whatsoever incurred by the Company for the maintenance, preservation, defense, protection, sale, other disposition, collection and enforcement of the Loan Documents, including without limitation (A) court costs and reasonable attorneys' fees, expenses and disbursements and (B) any Defense Expenses (as defined in the following paragraph) (collectively, the "Liquidation Costs"), (ii) second, to any prepayment premium owed by the Developer under the Loan Documents, (iii) third, to accrued and unpaid interest owed by the Developer under the Loan Documents, and (iv) fourth, to the principal amount of the Loan then outstanding.

If the Company shall be sued or threatened with suit as the result of any transaction in respect of any of the Loan Documents, or in the event that any action, claim or demand of any kind shall be asserted against the Company, directly or indirectly relating to such transaction, then, and in any such event, all moneys paid by the Company in satisfaction or compromise of such suit, claim, action or demand and any expenses, costs and attorneys' fees paid or incurred by the Company in connection therewith shall be for the account of the Holder in accordance with its Pro Rata Share, but only to the extent of any Developer Loan Payments received by the Holder (the "Defense Expenses").

10. DUTIES OF THE COMPANY. The Company's duties to the Holder hereunder are limited to those obligations explicitly set forth in this Agreement, and the Company assumes no other duties, fiduciary or otherwise, to the Holder.

11. ADDITIONAL INVESTMENTS BY THE COMPANY. The Holder recognizes and agrees that the Company may from time to time make other or additional investments in the Developer or any other Person.

12. MISCELLANEOUS PROVISIONS.

(a) Applicable Law. This Agreement shall be governed by and construed under the laws of the State of Georgia without regard to principles of conflict of laws. Should any provision of this Agreement be deemed invalid or unenforceable as contrary to applicable law, the Parties agree that such provisions shall automatically be deemed to be reformed to the extent necessary to be consistent with applicable law.

(b) Waiver of Jury Trial. The Parties waive a trial by jury in any litigation relating to this Agreement or the LRO.

(c) Arbitration. Either Party may, at its sole election, require that the sole and exclusive forum and remedy for resolution of any claim or dispute relating to this Agreement or the LRO be final and binding arbitration pursuant to the terms and conditions set forth in the Investor Agreement between the Parties.

(d) Successors and Assigns. The provisions of this Agreement shall bind the Parties' respective successors and assigns. The Holder may not sell, pledge, assign, sub-participate, transfer or otherwise convey its LRO or its rights or obligations under this Agreement in any way inconsistent with applicable law or without the prior written consent of the Company, which consent shall be conditioned on the transferee being registered as an investor on the Company's investment platform and such transferee agreeing to the terms of the Investor Agreement and this Agreement. Any purported conveyance in contravention of the foregoing shall be void.

(e) Notices. All notices required to be given under this Agreement shall be delivered and shall be effective as provided in the Investor Agreement between the Parties.

(f) Caption Headings. Caption or section headings in this Agreement are for convenience purposes only and are not to be used to interpret or define the provisions of the Agreement.

(g) Attorneys' Fees and Costs. If any lawsuit or proceeding is brought by the Company or the Holder to enforce the terms of this Agreement, the unsuccessful Party shall, subject to any limits under applicable law, pay the prevailing Party all of its court costs and reasonable attorneys' fees incurred in bringing or defending such action.

(h) No Third Party Beneficiary. None of the provisions of this Agreement shall inure to the benefit of the Developer or any other Person other than the Company and the Holder. Consequently, neither the Developer nor any other Person other than the Company and the Holder shall be entitled to rely upon or raise as a defense, in any manner whatsoever, the failure of either the Holder or the Company to comply with the provisions of this Agreement.

(i) Entire Agreement. This Agreement, together with the Investor Agreement, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in this Agreement and the Investor Agreement (other than an exception expressly set forth as such therein), the statements in this Agreement shall control. Without limiting the foregoing, the Holder specifically acknowledges application of Section 18 (Consent to Electronic Transactions and Disclosures) of the Investor Agreement to this Agreement and the LROs. Unless otherwise contemplated herein or in the Investor Agreement, this Agreement cannot be modified or changed in any way except in writing upon the agreement of the Parties hereto. Any waiver of a breach of any provision of this Agreement will not be a waiver of any subsequent breach. Failure or delay by either Party to enforce any term or condition of this Agreement will not constitute a waiver of such term or condition.

(j) Electronic Signatures. The Parties each agree that the Electronic Signature (defined below), whether digital or encrypted, of the Parties included in this Agreement are intended to authenticate this writing and to have the same force and effect as manual signatures to the extent and as provided for under applicable law, including the Electronic Signatures in Global and National Commerce Act of 2000 (15 USC §§ 7001, et seq.), the Georgia Uniform Electronic Transactions Act, O.C.G.A. § 10-12, et seq., or any other similar state laws based on the Uniform Electronic Transactions Act. "Electronic Signature" means any electronic sound, symbol or process attached to or logically associated with a record and executed and adopted by a Party with the intent to sign such record.

Date of this Offering Circular: April 21, 2015

PART III — EXHIBITS

Index to Exhibits

Exhibit No.	Exhibit Description
2.1	Groundfloor Finance Inc. First Amended and Restated Articles of Incorporation*
2.2	Groundfloor Finance Inc. Bylaws*
3.1	Series Seed Securities Purchase Agreement *
3.2	Investors' Rights Agreement*
4.1	Form of Investor Agreement
4.2	Standard Form of LRO Agreement (incorporated by reference from the Offering Circular)
6.1	Executive Employment Agreements with Brian Dally dated November 19, 2014*
6.2	Executive Employment Agreements with Nikhil Bhargava dated November 19, 2014*
6.3	Offer Letter for Benjamin Armstrong dated September 12, 2013*
6.4	Offer Letter for Jesse Dyer dated September 12, 2014*
6.5	Offer Letter for Chris Schmitt dated February 24, 2014*
6.6	2013 Stock Option Plan*
6.7	Option Award Agreement for Jesse Dyer*
6.8	Option Award Agreement for Michael Olander Jr.*
6.9	Option Award Agreement for Chris Schmitt*
6.10	Stock Repurchase Agreements for Benjamin Armstrong*
6.11	Stock Repurchase Agreements for Nikhil Bhargava*
6.12	Stock Repurchase Agreements for Brian Dally*
6.13	Stock Repurchase Agreements for Chris Schmitt*
6.14	Form of Loan Agreement

6.15	Form of Promissory Note
10.1	Consent of Hughes, Pittman & Gupton LLP**
11.1	Opinion of Robbins Ross Alloy Belinfante Littlefield LLC
12.1	Loan Summaries/ Project Listings (incorporated by reference from the Offering Circular)**
12.2	Additional Sales Materials**

* Previously filed.
**To be filed by amendment.

Exhibit 4.1

Form of Investor Agreement

GROUNDFLOOR FINANCE INC.
INVESTOR AGREEMENT
Effective ____________, 2015

The following terms constitute a binding agreement (this "Agreement") between you and Groundfloor Finance Inc., a Georgia corporation ("Groundfloor", "we", or "us"). This Agreement, including the Terms and Conditions of Investment attached as Appendix A (the "Terms and Conditions"), will govern all of your purchases of any and all limited recourse obligations ("LROs") from Groundfloor.

Groundfloor has filed, and from time to time will file with the Securities and Exchange Commission, one or more offering statements on From 1-A (each, an "Offering Statement", including Part II thereof which is referred to generally as the "Offering Circular"). The offering of each series of LROs will be described in a corresponding Offering Circular that will be available on Groundfloor's online investment platform (the "Platform"). Capitalized terms used, but not otherwise defined, below have the meaning set forth in the Offering Circular/

Before purchasing any series of LROs, please read this Agreement, including the Terms and Conditions, the terms of service (the "Terms of Service") on the Platform and the privacy policy (the "Privacy Policy") on the Platform and the Offering Circular and limited recourse obligation agreement (the "LRO Agreement") relating to the particular series of LROs you wish to purchase. We refer, collectively, to this Agreement, including the Terms and Conditions, the Terms of Service, Privacy Policy and each applicable LRO Agreement as the "Investment Documents." While they are subject to change, as described below, we advise you to print and retain a copy of the Investment Documents for your records. By signing electronically below, you agree to the following terms together with the Terms and Conditions and the Terms of Service, consent to our Privacy Policy, agree to transact business with us and to receive communications relating to the LROs electronically, and agree to have any dispute with us resolved by binding arbitration as set forth in Section 21 below.

In consideration of the covenants, agreements, representations and warranties hereinafter set forth, and for other good and valuable consideration, receipt of which is hereby acknowledged, the parties agree as follows:

1. Purchase of LROs. Subject to the terms and conditions of this Agreement, we will provide you the opportunity through the Platform:

- To review requests for commercial real estate loans that Groundfloor has arranged with legal entities (each, a "Developer") seeking financing for real estate development projects (each, a "Project");

- To purchase LROs with minimum denominations of $10 through the Platform, each such series of LRO associated with, and dependent upon, a specific commercial loan made by Groundfloor to finance a Project (a "Loan"); and

- To instruct Groundfloor to apply the proceeds from the sale of each LRO you purchase to the funding of a specific Loan you have designated on the Platform

When an offering of a particular series of LROs is open for investment, it will be posted to the Platform. Groundfloor expects to keep the offering open for 30 days (unless the offering is fully subscribed with irrevocable funding commitments before the end of such period); however, Groundfloor may extend that period in its sole discretion (with notice to potential investors) up to a maximum of 45 days (the "Offering Period"). We will notify investors who have previously committed funds to a Project of any such extension by email and will post a notice of the extension on the corresponding Project Listing (as defined below) of the Platform. A commitment to purchase LROs becomes irrevocable following expiration of the Withdrawal Period (as defined below). A commitment to purchase LROs made after expiration of the Withdrawal Period, if any, will be irrevocable when authorized and may not be withdrawn. The closing and funding of each Loan is expected to occur within five business days of the end of the Offering Period or on such earlier date as the offering of that series of LROs is fully subscribed with irrevocable funding commitments. If the offering of a series of LROs is terminated before, or not fully subscribed with irrevocable funding commitments by, the end of the Offering Period, we will notify investors and promptly release committed funds and make them available in their funding accounts.

As discussed in more detail below, LROs are issued in electronic form on the Platform, and, other than the LRO Agreement, you will not receive a physical instrument. Instead, the LROs you have purchased are visible through your account through your "Investor Dashboard" on the Platform. There, you can view the number of LROs you own, as well as other details.

Funding Accounts. You will be required to set up an account maintained on the Platform (a "funding account"). This funding account is a non-interest bearing demand deposit pooled account established at Wells Fargo Bank ("Wells Fargo") "for the benefit of" Groundfloor Investors (the "Investor FBO Account"). While your funds are comingled with funds from other Groundfloor investors, the funds from you and each other investor are separately accounted for on our ledger. No Groundfloor corporate funds are ever held or commingled with the assets of investors in the Investor FBO Account. There are no restrictions on funds held in the funding account and Groundfloor disclaims any economic interest in such funds.

You must transfer funds from your bank account via ACH transfer into your funding account in order to make investments through the Platform. The funding account holds funds supporting your commitments toward the purchase of LROs and all payments with respect to the LROs payable to you are deposited in the funding account. If a funds transfer is required before completion of a purchase order, the purchase order will be completed as one action if there are sufficient funds in your bank account. Groundfloor is not responsible for any fees you may be charged by your banking institution as a result of any transaction involving your funding account, including but not limited to any transaction in which there are insufficient funds available to complete the transaction. We also reserve the right to pass through to you any fees we are charged as a result. You may transfer funds out of your funding account at any time, provided that such funds are not irrevocably committed to the purchase of LROs. You may withdraw non-binding purchase orders at any time before the expiration of the Withdrawal Period (as defined below) by accessing your "Investor Dashboard" and selecting "request withdrawal". Funds withdrawn before the expiration of the Withdrawal Period will be released and made available in your funding account within 48 hours. You may withdraw uncommitted funds by accessing your "Investor Dashboard" on the Platform and selecting the option to move uncommitted funds held in the funding account back to your personal bank account. This transfer typically takes three to five business days to complete.

You place funds in your funding account by first authorizing an electronic transfer using the ACH network from your designated and verified bank account (or other means that may be permitted by the Funds Transfer Agent (as defined below)) to your funding account. Currently, we have contracted with Balanced Inc. to be the funds transfer intermediary among investors, the Platform and accounts controlled by Groundfloor (the "Funds Transfer Agent"). We may change the identity of our Funds Transfer Agent at any time without notice to you. We may allow, to the extent permitted by applicable law, you to fund your funding account through other means, such as PayPal, BitPay, Google Wallet, or other online payment systems.

Once authorized to do so, the Funds Transfer Agent transfers funds to be deposited into funding accounts to the Investor FBO Account maintained at Wells Fargo. You have no direct relationship with Wells Fargo in connection with the Investor FBO Account. Groundfloor is the owner of the Investor FBO Account. However, Groundfloor disclaims any economic interest in the assets in the Investor FBO Account. You also disclaim any right, title or interest in the assets of any other investor in the Investor FBO Account. The Investor FBO Account is FDIC-insured on a "pass through" basis to the individual investors, subject to applicable limits. This means that your balance is protected by FDIC insurance up to the limits established by the FDIC. Other funds that you have on deposit with Wells Fargo, for example, may count against any applicable FDIC insurance limits.

Your funds stay in the Investor FBO Account indefinitely unless you take steps to transfer non-irrevocably committed funds out of your funding account. Such funds may include:

- funds in your sub-account never committed to purchase LROs;
- funds committed to the purchase of LROs for which the underlying financing has not closed; or
- payments received from Groundfloor related to LROs previously purchased.

You must transfer funds held in your funding account to your own bank account to utilize the funds in any way other than investment in LROs. Upon request, Groundfloor will cause the Funds Transfer Agent to transfer funds in the Investor FBO Account to your verified bank account by ACH transfer, provided that such funds are not irrevocably committed to the purchase of LROs.

Through the Platform, Groundfloor has made available an "Investor Dashboard" which allows you to view your cash positions in the Investor FBO Account, to track and report funds committed to purchase LROs, as well as payments received from Developers, and to withdraw non-binding purchase orders (prior to expiration of the applicable Withdrawal Period) or uncommitted funds from your funding account. These website features are effectively virtual sub-accounts. These recordkeeping sub-accounts are purely administrative and reflect balances and transactions concerning the funds in the Investor FBO Account.

Non-Binding Purchase Orders. You may purchase a LRO by opening the separate landing page on the Platform corresponding to a particular Project (each, a "Project Listing") and indicating the amount you wish to invest (in denominations of $10 and integral multiples of $10), subject to the maximum investment amount, if any, imposed on the offering. You will then be prompted to confirm the "order" to purchase such amount of that series of LROs. After such confirmation, the order serves as a pre-authorization to debit your funding account. If you do not have sufficient funds in your funding account, Groundfloor will not process the order; however, you will be prompted to link your bank account so the appropriate amount may be transferred to its funding account via ACH.

Funds that have been used to commit to this nonbinding purchase order remain in your funding account but are set aside for the indicated purchase. No money is transferred from your funding account at this stage. The orders do not represent binding obligations and will not become irrevocable until the expiration of the Withdrawal Period. You may withdraw your non-binding purchase orders at any time before the expiration of the Withdrawal Period by accessing your "Investor Dashboard" and selecting "request withdrawal". Funds withdrawn before the expiration of the Withdrawal Period will be released and made available in your funding account within 48 hours, after which time the registered visitor may elect to transfer such funds to a bank account or make a commitment towards a different Project.

The Withdrawal Period. Once (i) we receive sufficient non-binding orders to fully subscribe the Project and (ii) all of the financing conditions have been satisfied (other than the completion of the title search and obtaining valid title insurance), we will notify (by email and through a notice on the Project Listing) you that you have 48 hours to withdraw your funds (the "Withdrawal Period"). Funds may be withdrawn prior to the expiration of the Withdrawal Period by accessing your "Investor Dashboard" and selecting "request withdrawal". Funds not withdrawn before the expiration of the 48-hour Withdrawal Period will automatically convert into binding and irrevocable commitments to purchase the LROs relating to the corresponding Project and cannot be withdrawn or committed to purchase additional LROs. Commitments to purchase LROs made after expiration of the Withdrawal Period, if any, are irrevocable when authorized and may not be withdrawn.

The Closing. After the expiration of the Withdrawal Period (and once the offering is fully subscribed with irrevocable funding commitments), we will work with licensed professionals to close the Loan and immediately fund the Loan by transferring to an account maintained at Wells Fargo titled in Groundfloor's name "for the benefit of" GRE Developers funds debited from investors' funding accounts for such purposes (less any fees and expenses included in the Loan Principal) and issue the corresponding series of LROs to investors. LROs are issued electronically, in "book entry" form, by means of registration of each registered visitor's ownership in our records. The closing and funding of the Loan is expected to occur within five business days of the end of the Offering Period or on such earlier date as the offering of that series of LROs is fully subscribed with irrevocable funding commitments. You will be notified (by email and through a notice on the Project Listing) when the Loan has been funded and the LROs have been issued. You may also access this information on your "Investor Dashboard."

If the offering of a series of LROs is terminated before, or not fully subscribed with irrevocable funding commitments by, the end of the Offering Period, we will notify you and promptly return funds to your funding accounts. These funds are free to use and may be transferred back to your bank account at any time.

Suspension of Offering Circular. In the event we are required to amend the Offering Circular related to series of LROs after qualification as a result of any material changes to the information contained therein that is applicable to all series of LROs being offered thereby, we will suspend all Offerings under such Offering Circular. We will notify you (by email and through a notice on the Project Listing) if you have made a non-binding order or irrevocable funding commitment to purchase any series of LROs covered by such Offering Circular, advising you that an amendment to such Offering Circular is pending and the Offering covered by such Offering Circular is suspended. If you have non-binding order or irrevocable funding commitment towards the purchase of LROs covered by the suspended Offering Circular, you may request that your commitment be withdrawn from that Offering. In addition, once the amended Offering Circular has been posted on the Platform, we will give you five business days to withdraw your non-binding order or irrevocable purchase commitment and will extend the Offering Period such that it remains open for at least ten business days following the posting of the amended Offering Circular.

Right to Cancel and Terminate Funding; Termination of the Offering of a Particular Series of LROs. We may, in our sole discretion, remove a Project from the Platform and cancel or terminate, without liability, all investor purchase commitments relating to the corresponding series of LROs at any time prior to funding the corresponding Loan. If, prior to the funding of a Project, we reasonably determine that a Developer's financing request contains materially inaccurate information (including unintended inaccuracies, inaccuracies resulting from errors by us, or inaccuracies resulting from changes in a Developer's financial position, experience or credit profile between the date a Project is posted and the date that the Loan is to be funded) or was posted illegally or in violation of any order, writ, injunction or decree of any court or governmental instrumentality, for purposes of fraud or deception, we may remove the Project from the Platform and cancel or terminate, without liability, all investor purchase commitments relating to the corresponding series of LROs.

In addition, in the event we are required to implement a material change in the terms of a particular series of LROs being offered under an Offering Circular, we may cancel or terminate the offering with respect to that particular series of LROs (and the financing of the corresponding Loan) under such Offering Circular, as opposed to amending the Offering Circular and suspending all offerings covered by the Offering Circular.

In the event we cancel or terminate our offering of one or more series of LROs (and the financing of the corresponding Loan), if you have a non-binding order or irrevocable funding commitment to purchase the cancelled or terminated series of LROs, we will notify you (by email and through a notice on the Project Listing) that the Project Listing and the proposed financing of the corresponding Loan is cancelled or terminated. All funds previously committed towards the purchase of the cancelled or terminated series of LROs will be returned to your funding account within 48 hours, after which time you may elect to transfer such funds to your bank account or make a commitment towards a different Project.

2. Terms of the LROs. Each series of LROs will have the terms described in the Offering Circular covering the sale thereof and the specific LRO Agreement relating to such LROs. You may access the Offering Circular and LRO Agreement through the Platform. LROs are also subject to this Agreement, including the Terms and Conditions, the Terms of Service and Privacy Policy. The material terms of the Loan corresponding to each series of LROs (including, interest rate, maturity, lien position and repayment terms) will be set forth in the Loan Agreement and related form of Promissory Note, the forms of which are exhibits to the Offering Statement of which such Offering Circular is a part. These terms will also be summarized in the corresponding Loan Summary attached to the Offering Circular (which corresponds to the Project Listing on the Platform).

3. Your Covenants and Acknowledgments. You agree that you have no right to, and shall not, make any attempt, directly or through any third party, to take collection action with respect to any Loan Payments or Loan. YOU UNDERSTAND AND ACKNOWLEDGE THAT BORROWERS MAY DEFAULT ON THEIR LOAN AND THAT SUCH DEFAULTS WILL REDUCE THE AMOUNTS, IF ANY, YOU MAY RECEIVE UNDER THE TERMS OF ANY LROS YOU HOLD ASSOCIATED WITH SUCH LOANS. YOU FURTHER ACKNOWLEDGE THAT GROUNDFLOOR'S ENFORCEMENT OF ITS RIGHTS AND REMEDIES WITH RESPECT TO THE LOAN DURING ANY DEFAULT MIGHT NOT RESULT IN GROUNDFLOOR RECOVERING THE FULL AMOUNT OF THE CORRESPONDING LOAN PAYMENTS. You and Groundfloor agree that the LROs are intended to be indebtedness of the issuer for U.S. federal income tax purposes. You agree that you will not take any position inconsistent with such treatment of the LROs for tax, accounting, or other purposes, unless required by law. You further acknowledge that the LROs will be subject to the original issue discount rules of the Internal Revenue Code of 1986, as amended, as described in the Offering Circular for such LROs. You acknowledge that you are prepared to bear the risk of loss of your entire Purchase Amount for any LROs you purchase.

4. Enforcement and Collection of Loan Payments. Groundfloor (or its designated agent) will use good faith efforts collect all Loan Payments, both before and after default, administer and service the Loan, and service all LROs. In enforcing the Loan and the Developer's obligations under the terms of the Loan, Groundfloor may, in its discretion, utilize affiliated or unaffiliated third-party loan servicers, collection agencies or other agents or contractors. You understand and acknowledge that we may in our sole discretion, at any time and from time to time, amend or waive any term of a Loan, and we may in our sole discretion cancel any Loan.

Groundfloor and any third-party servicer enforcing a Loan Payment or other obligation under the terms of the Loan may, in its sole discretion and subject to the enforcement standard set forth in this Section 4 and the specific provisions outlined in the applicable LRO Agreement, refer such Loan and Loan Payment to a collection agency, elect to initiate legal action to collect a Loan Payment, or sell the Loan to a third party at any time. The terms of the LRO Agreement shall govern the allocation of Loan Payments collected and of fees and enforcement expenses incurred in connection with any enforcement action taken by Groundfloor or any third-party servicer.

Enforcement Standard. The terms of the LRO Agreement shall govern Groundfloor's rights and obligations with respect to taking action to collect the Loan or any Loan Payments.

5. Groundfloor Fees. We do not currently charge investors fees in connection with our offerings or the use of the Platform. Groundfloor reserves the right to begin charging fees at any time, provided that any such change will take effect with respect to the first month after the change is posted on the Platform.

We will use a Funds Transfer Agent to process electronic payments to and from you as a purchaser of LROs. We do not currently pass through to investors any of the fees the Funds Transfer Agent charges for the use of its services; however, we reserve the right to begin doing so at any time. In the event we begin passing through these servicing fees, we will post such fees on the Platform, and such change will take effect with respect to the first month after the change is posted on the Platform.

6. Your Financial Suitability Acknowledgments, Representations, Warranties and Covenants. At the time you commit to purchase any LROs, you represent and warrant that you meet any applicable residency or minimum financial suitability requirements applicable to the Offering. These requirements will be set forth in the Offering Circular and posted on the Platform. You covenant that you will abide by any maximum investment limits, as set forth in the Offering Circular and as posted on the Platform from time to time. You agree to provide any additional documentation we reasonably request, or as may be required by any governmental authority, to confirm that you meet such residency and/or minimum financial suitability requirements and have satisfied any maximum investment limits. You acknowledge that the LROs will not be listed on any securities exchange, that there will be no trading platform for the LROs, that any transfer or trading of LROs must be conducted in accordance with federal and applicable state securities laws, any investment in the LROs will be highly illiquid and that LRO purchasers should be prepared to hold the LROs they purchase until Groundfloor's payment obligation thereunder terminate.

7. Groundfloor's Representations and Warranties. Groundfloor represents and warrants to you, as of the date of this Agreement and as of any date that you commit to purchase LROs, that: (a) it is duly organized and is validly existing as a corporation in good standing under the laws of Georgia and has corporate power to enter into and perform its obligations under this Agreement; (b) this Agreement has been duly authorized, executed (by electronic execution) and delivered by Groundfloor; (c) the LROs as reflected in the applicable LRO Agreement have been duly authorized and, following payment of the purchase price by you and electronic execution, authentication and delivery to you of the LRO Agreement, will constitute valid and binding obligations of Groundfloor, enforceable against Groundfloor in accordance with their terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency or similar laws or general principles of equity; and (d) it has complied in all material respects with applicable federal, state and local laws in connection with the offer and sale of the LROs.

EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, IN THE INVESTOR AGREEMENT OR THE OFFERING CIRCULAR, NEITHER GROUNDFLOOR NOR ANY OTHER PERSON HAS MADE OR MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, EITHER WRITTEN OR ORAL, ON BEHALF OF GROUNDFLOOR WITH RESPECT TO THE SUBJECT MATTER HEREOF.

PAYMENT ON THE LROS, IF ANY, DEPENDS ENTIRELY ON THE RECEIPT BY GROUNDFLOOR OF LOAN PAYMENTS IN RESPECT OF THE CORRESPONDING LOAN. GROUNDFLOOR DOES NOT WARRANT OR GUARANTEE IN ANY MANNER THAT YOU WILL RECEIVE ALL OR ANY PORTION OF THE LRO PAYMENTS YOU EXPECT TO RECEIVE OR REALIZE ANY PARTICULAR OR EXPECTED RATE OF RETURN. THE AMOUNT YOU RECEIVE ON YOUR LRO, IF ANY, IS SPECIFICALLY RESTRICTED TO PAYMENTS MADE BY GROUNDFLOOR EQUAL TO THE LOAN PAYMENTS RECEIVED FROM THE BORROWER UNDER THE LOAN TO WHICH YOU COMMITTED, NET OF CERTTAIN FEES AND EXPENSES. GROUNDFLOOR DOES NOT MAKE ANY REPRESENTATIONS AS TO A DEVELOPER'S ABILITY TO PAY (OR THAT OF ITS PRINCIPAL(S)) AND DOES NOT ACT AS A GUARANTOR OF ANY CORRESPONDING LOAN PAYMENTS.

8. Your Representations and Warranties. You represent and warrant to Groundfloor, as of the date of this Agreement and as of any date that you commit to purchase LROs, that: (a) you have the power to enter into and perform your obligations under this Agreement; (b) this Agreement has been duly authorized, executed and delivered by you; (c) in connection with this Agreement, you have complied in all material respects with applicable federal, state and local laws; and (e) you have made your decisions in connection with your consideration of any Projects or Loans featured on the Platform in compliance with the Equal Credit Opportunity Act, 15 U.S.C. 1601 et seq., and its implementing Regulation B, 12 C.F.R. 202 et seq., as such may be amended from time to time, and any applicable state or local laws, regulations, rules or ordinances concerning credit discrimination.

9. Prohibited Activities. You agree that you will not do any of the following in connection with any funding requests, LROs, Loan Payments or other transactions involving or potentially involving Groundfloor:

(a) Take any action on your own to collect, or attempt to collect from any Developer or its Principals, directly or through any third party, any amount owing under any of your LROs or on any of the Loan Payments that correspond to your LROs;
(b) Bring a lawsuit or other legal proceeding against any Developer, its Principals or any other party on any Loan Documents;
(c) Contact the Developer or its Principals with respect to any Loan;
(d) Contact any collection agency or law firm to which any Loan has been referred for collection;
(e) Violate any applicable federal, state or local laws; or
(f) Undertake any other action in breach of the terms of the applicable LRO Agreement.

10. No Advisory Relationship. You acknowledge and agree that the purchase and sale of the LROs pursuant to this Agreement is an arms'-length transaction between you and Groundfloor. In connection with the purchase and sale of the LROs, Groundfloor is not acting as your agent or fiduciary. Groundfloor assumes no advisory or fiduciary responsibility in your favor in connection with the LROs or the Loan Payments corresponding to the LROs. Groundfloor has not provided you with any legal, accounting, regulatory or tax advice with respect to the LROs. You have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate.

11. Due Diligence and Authentication. We use commercially reasonable efforts to verify or authenticate certain information provided to us and representations made by borrowers. We engage licensed attorneys and/or real estate professionals to assist in our due diligence and closing process. For every Loan we underwrite, we obtain a completed Application and a signed Master Services Agreement from the borrower and review the materials provided to us by the borrower. We use various data vendors such as Zillow, Trulia, Lexis, CDI Credit, Dun & Bradstreet, etc., and access public records to verify the information provided to us, as well as the accuracy of the representations made, by the Developer (and its Principals) as well as the actual property details. We conduct credit, criminal background, bankruptcy and legal judgment searches on the Developer and its Principals. We obtain business assurance reports and search state and local records to determine whether an Application triggers any of the automatic disqualification criteria described in the Offering Circular, but also assess whether the Developer or its Principals have any criminal convictions, federal tax liens, judgments, or other encumbrances and have not been party to any adverse litigation relating to their projects or properties. We also check state and local records to verify how long the Developer has been in business and whether it is in good standing and to confirm that the Developer is actually in possession of the property and the extent to which it has been encumbered. We also may obtain proof of insurance and marketability assessments from the Developer when environmental concerns arise.

Prior to closing, we review a budget/draw schedule (unless the Loan is for $50,000 or less or the entire amount is used for acquisition of a property) and, at or in connection with closing, we obtain evidence of a satisfactory title search and corresponding title insurance on the property covered by the Loans. If we are underwriting a second lien Loan, we may let the Developer provide us the results of a title search performed, and title insurance obtained, by the first lienholder within a month of the submitted Application in lieu of performing a separate title search and obtaining title insurance. Decisions as to whether additional information may be sought are made by the Loan Committee.

Valuation Reports. Prior to determining the letter grade and corresponding interest rate we will apply to a Loan, we always review materials supporting the projected valuation of the Project as reported by the Developer in its Application (the "Valuation Report"). In the case of a Loan to finance acquisition and/or reconstruction (which is a majority of our Loans), the Valuation Report will reflect an estimate of the projected ARV. The Valuation Report reflects the projected value of the land if the Loan is to finance ground-up construction. The valuation of the Project weighs heavily in our Grading Algorithm and the determination of the final letter grade (and thus the minimum interest rate) assigned to a particular Loan. As such, our Loan Committee carefully reviews each Valuation Report we receive. Our Loan Committee may refuse to accept a Valuation Report that it finds unsatisfactory, inaccurate or unreliable, in which case, we will not consider financing the related Loan until the deficiencies are remedied or a new Valuation Report is provided to us.

For Loans under $250,000, Developers may choose the type of Valuation Report they want us to consider in our underwriting process. We may commission (at the borrower's expense) a certified independent appraisal or a broker's price opinion on the Project or the borrower may provide us with a borrower provided appraisal or with a collection of comparable property listings (or "comps"); however, we will always commission a certified independent appraisal for Loans of $250,000 or more.

Reliance on Borrower Provided Comps. Due to the costs associated with the preparation of a certified independent appraisal or a broker's price opinion, borrowers often elect to provide us with a list of comparable properties to support the projected ARV of a Project. We view these as the lowest quality and least reliable of the four types of Valuation Reports we will accept. Our Grading Algorithm factors in the increased risk associated with these types of Valuation Reports. However, in light of the significance we place on the AVR in determining the letter grade and minimum interest rate applied to the Loan, we have established the following set of conditions that must always be satisfied when a borrower elects to support its Application with borrower provided comps.

Requirements for Use of Borrower Provided Comps. Borrowers must supply information with respect to no less than three comparable properties, although we will accept additional comps to support the projected AVR claimed by the borrower. With respect to each comparable property we receive, we first locate the listing of that comparable property from a Multiple Listing Service (or "MLS"), which is a kind of bulletin board that identifies recent local real estate listings. We use the MLS listing to confirm that the information presented by the borrower is accurate and has not been altered by the Developer. If the information provided to us by the Developer with respect to a comparable property is different from what we find in the MLS listing, we will not consider financing the related Loan until the inaccuracies are corrected, the Developer provides us with a new comparable property that satisfies our criteria (or a more reliable form of Valuation Report with respect to the Project under consideration).
In limited circumstances, borrowers may rely on a comparable property for which there is no MLS listing, which can be the case if the comparable property has not been recently listed for sale. In this event, we will utilize an online valuation tool called an automated valuation model (or "AVM") to produce a report which we can use to verify the comp. The AVM report is a tool often used by banks and other lending institutions in the course of their underwriting procedures. It provides a calculated estimate of a probable selling price of a residential property, even when a home is not for sale, through the analysis of public record data combined with a computerized algorithm. We will use the AVM report much in the same way we use the MLS listing, in as much, if the information provided to us by the borrower is inconsistent with respect to the information in the AVM report, we will not consider financing the related Loan until the inconsistencies are resolved, the borrower provides us with a new comparable property that satisfies our criteria or we obtain another form of Valuation Report with respect to the Project under consideration.

Once the information provided by the borrower with respect to the comparable property has been confirmed through the MLS listing or the AVM report, as the case may be, the comparable property must also:

- be representative of the Project – this means that the comparable property must be of the same scope as the Project on an as-completed basis. For instance, if as-completed, the Project will be a three bed room, two bath, single-family residence, on a half-acre lot, without any special features (like a multi-car garage, in-ground swimming pool, etc.), then the comparable property generally must be substantially similar those characteristics;

- be located in the same zip code or, only to the extent available, the same school district as the Project; and

- reflect a value not less than 15% of the AVR of the Project as reported by the Developer.

Whether we use the MLS listing or the AVM report to verify the information provided to us, if any of these conditions are not satisfied, we will reject the Application, and not consider financing the Loan until the borrower provides us with a new comparable property (that satisfies our criteria) or we obtain another form of Valuation Report.

Reliability of Information. When undertaking our diligence, we strive to source data from the most reputable and reliable vendors and resources, however, this data may not always be accurate or dependable. For example, Zillow and AVM vendors determine their estimated property valuations through statistical analysis of historical data and current market information. There may be errors in the underlying data used in the calculation of these estimates, which could compromise the reported property valuation. Further, in addition to the risks discussed above specifically with respect to borrower provided comps, the reliability of the data contained in the Valuation Reports (and any resources we use to judge those reports) depends, in part, on the methods used to collect the data, the expertise of the third party that prepared the report, as well as the appropriateness of the valuation approaches and underlying assumptions that have been used to reach the conclusions presented. Although the Valuation Reports we receive (other than borrower provided comps) typically are prepared by real estate professionals who are familiar with the market area of the subject Project, they may not reflect the actual value of a particular project. Only market forces will dictate the ultimate value of any real property. Although we use various valuation resources (such as the MLS listing or AVM reports) to provide a backstop comparison to the broker provided comps as part of our due diligence process, these typically report the *listing price* or estimated *market value*, as opposed to the *ARV* typically captured by a Valuation Report, so do not always offer a direct comparison. The Valuation Reports and any AVMs we may obtain are generally prepared solely for our use in connection with our Loan underwriting process, so we do not provide them to investors. We play no role in the preparation of any valuation resources or any other materials provided by the Developer that may be referenced in a Project Listing, and, while we view the data contained in a

Valuation Report, MLS listing, AVM report or other valuation resource as helpful, we do not use these materials as the sole basis for a funding decision.

Unverified Information. Other than as discussed above, we do not independently verify the information provided to us by borrowers, and it may be inaccurate or incomplete. For example, we generally do not independently verify certain of the information about the financial condition and past business experience of the Developer and business experience of its Principals, including much of the data contained in the Borrower Summary (Box G) of the Loan Summary, the proposed costs of a given construction project or the capabilities, and the experience of any contractors or sub-contractors. Further, the information Developers supply may be inaccurate or intentionally false. If information provided by borrowers turns out to be false or misleading, you may lose part or all of the Purchase Amount you pay for a LRO. In general, information available on our Platform with respect to the LROs being offered hereby is subject to Rule 10b-5 of the Exchange Act and to the liability provisions of the Securities Act. However, we advise potential investors as to the limitations on the reliability of any information that is self-reported and not independently verified by us and caution that an investor's recourse in the event this information is false may be limited.

12. Groundfloor's Right to Modify Terms. Groundfloor has the right to change any term or provision of this Agreement, the Terms and Conditions, the Terms of Service, Privacy Policy, form of LRO Agreement and the Platform. Groundfloor will give you notice of material changes to such materials, in the manner set forth in Section 19. You authorize Groundfloor to correct obvious clerical errors appearing in information you provide to Groundfloor, without notice to you, although Groundfloor undertakes no obligation to identify or correct such errors.

13. Termination. Groundfloor may, in its sole discretion, with or without cause, terminate this Agreement by giving you written notice. In addition, upon our reasonable determination that you committed fraud or made a material misrepresentation in connection with a Project or a commitment to purchase a LRO, performed any prohibited activity, or otherwise failed to abide by the terms of any of the Investment Documents, including each LRO Agreement to which you are a party, we may, in our sole discretion, immediately and without notice, take one or more of the following actions: (a) terminate or suspend your right to purchase LROs; or (b) terminate this Agreement and your registration with Groundfloor. Upon termination of this Agreement and your registration with Groundfloor, any LRO purchase commitments you have made shall be terminated and any funds you may have committed towards such purchase commitments shall be returned to you. Any LROs you purchase prior to the effective date of termination shall remain in full force and effect in accordance with their terms.

14. Indemnification. In addition to your indemnification obligations set forth in the Terms and Conditions and the LRO Agreement, you agree to indemnify, defend, protect and hold harmless Groundfloor and its officers, directors, shareholders, employees and agents against all claims, liabilities, actions, costs, damages, losses, demands and expenses of every kind, known or unknown, contingent or otherwise, (a) resulting from any material breach of any obligation you undertake in this Agreement or any LRO Agreement, or (b) resulting from your wrongful acts, omissions and representations (and those of your employees, agents or representatives) relating to Groundfloor. Your obligation to indemnify Groundfloor shall survive termination of this Agreement or of any LRO Agreement, regardless of the reason for termination.

15. Limitations on Damages. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR ANY LOST PROFITS OR SPECIAL, EXEMPLARY, CONSEQUENTIAL OR PUNITIVE DAMAGES, EVEN IF INFORMED OF THE POSSIBILITY OF SUCH DAMAGES. FURTHERMORE, NEITHER PARTY MAKES ANY REPRESENTATION OR WARRANTY TO THE OTHER REGARDING THE EFFECT THAT THIS AGREEMENT MAY HAVE UPON THE FOREIGN, FEDERAL, STATE OR LOCAL TAX LIABILITY OF THE OTHER.

16. Further Assurances. The parties agree to execute and deliver such further documents and information as may be reasonably required in order to effectuate the purposes of this Agreement.

17. Entire Agreement. This Agreement, together with the other Investment Documents, constitutes the sole and entire agreement between you and Groundfloor with respect to the subject matter contained herein and therein and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in this Agreement and a particular LRO Agreement (other than an exception expressly set forth as such therein), the statements in such LRO Agreement shall control.

18. Consent to Electronic Transactions and Disclosures. Because Groundfloor operates principally on the Internet, you will need to consent to transact business with us online and electronically. As part of doing business with us, therefore, we also need you to consent to our giving you certain disclosures electronically, either via the Platform or to the email address you provide to us. By entering into this Agreement, you consent to receive electronically all documents, communications, notices, contracts, prospectuses, Offering Circulars and agreements, including any IRS Form 1099, arising from or relating in any way to your or our rights, obligations or services under this Agreement, your use of the Platform (each, a "Disclosure"). An IRS Form 1099 refers to any Form 1099 or other Form, Schedule or information statement, including corrections of such documents, required to be provided pursuant to U.S. Internal Revenue Service rules and regulations and that may be provided electronically (each, an "IRS Form 1099"). The decision to do business with Groundfloor electronically is yours. You acknowledge that there may be costs associated with this method of delivery including, but not limited to, online time and printing. This Section informs you of your rights concerning Disclosures.

Electronic Communications. Any Disclosures will be provided to you electronically, either on the Platform or via electronic mail to the verified email address you provided. Groundfloor will only provide electronic copies of all Disclosures, statements, forms, and other materials. If you require paper copies of such Disclosures, you may write to us at the mailing address provided below and paper copies will be sent to you at no additional charge. A request for a paper copy of any Disclosure will not be considered a withdrawal of your consent to receive Disclosures electronically. Any IRS 1099 Forms provided electronically will remain accessible through at least October 15 of the year in which such IRS Form 1099 is made available; after that time the

IRS Form 1099 may no longer be accessible electronically. We may discontinue electronic provision of Disclosures at any time in our sole discretion.

Scope of Consent. Your consent to receive Disclosures and transact business electronically (including creation of legally binding and enforceable agreements utilizing electronic records and signatures), and our agreement to do so, applies to any transactions to which such Disclosures relate. Your consent, assuming it has not been withdrawn in accordance with the procedures discussed below, will remain in effect for so long as you are a User and, if you are no longer a User, will continue until such a time as all Disclosures relevant to transactions that occurred while you were a User have been made. Please see below for more information regarding Withdrawal of Consent.

Consenting to Do Business Electronically. Before you decide to do business electronically with us, you should consider whether you have the required hardware and software capabilities described below.

Hardware and Software Requirements. In order to access and retain Disclosures electronically, you must satisfy the following computer hardware and software requirements: access to the Internet; an email account and related software capable of receiving email through the Internet; a web browser which is SSL-compliant and supports secure sessions, such as Internet Explorer 5.0 or above and Netscape Navigator 6.0 or above, or the equivalent software; and hardware capable of running this software.

TCPA Consent: You expressly consent to receiving calls and messages, including auto-dialed and pre-recorded message calls, and SMS messages (including text messages) from us, our affiliates, marketing partners, agents and others calling at their request or on their behalf, at any telephone numbers that you have provided or may provide in the future (including any cellular telephone numbers). Your cellular or mobile telephone provider will charge you according to the type of plan you carry.

Electronic Signatures. You agree that any Electronic Signature (defined below), whether digital or encrypted, you provide in connection with any contract or agreement with Groundfloor or its affiliates is intended to authenticate such writing and to have the same force and effect as manual signatures to the extent and as provided for under applicable law, including the Electronic Signatures in Global and National Commerce Act of 2000 (15 USC §§ 7001 et seq.), the Georgia Uniform Electronic Transactions Act, O.C.G.A. § 10-12 et seq., or any other similar state laws based on the Uniform Electronic Transactions Act. "Electronic Signature" means any electronic sound, symbol or process attached to or logically associated with a record and executed and adopted by a party with the intent to sign such record.

Additional Mobile Technology Requirements. If you are accessing the Platform and the Disclosures electronically via a mobile device (such as a smart phone, tablet, and the like), in addition to the above requirements you must make sure that you have software on your mobile device that allows you to print and save the Disclosures presented to you during the application process. These applications can be found for most mobile devices in each such device's respective "app store". If you do not have these capabilities on your mobile device, please access the Platform through a device that provides these capabilities.

Withdrawing Consent. You may withdraw your consent to receive Disclosures electronically by contacting us at the address below. If you are investor on the Platform and you withdraw your consent to receive Disclosures electronically, you may continue to contribute funds to requests on the Platform. If you have already purchased one or more LROs, all previously agreed to terms and conditions will remain in effect, and we will send Disclosures to your verified home address provided during registration.

If you withdraw your consent to receive IRS Forms 1099 electronically, we will confirm your withdrawal and its effective date in writing by email.

How to Contact Us regarding Electronic Disclosures. You can contact us via email at contact@groundfloor.us or by calling Groundfloor Investor Support at 678-701-1194. You may also reach us in writing at the following address: Groundfloor Finance Inc., 3355 Lenox Road, Suite 750, Atlanta, GA 30326, Attention: Investor Support. You agree to keep us informed of any change in your email or home mailing address so that you can continue to receive all Disclosures in a timely fashion. If your registered email address changes, you must notify us of the change by sending an email to contact@groundfloor.us or by calling 678-701-1194. You also agree to update your registered residence address and telephone number on the web site if they change. You will print a copy of this Agreement for your records, and you agree and acknowledge that you can access, receive and retain all Disclosures electronically sent via email or posted on the Platform.

19. Notices. All notices, requests, demands, required disclosures and other communications from Groundfloor to you will be transmitted to you only by email to the email address you have registered on the Platform or will be posted on the Platform and shall be deemed to have been duly given and effective upon transmission or posting. You shall send all notices or other communications required to be given hereunder to Groundfloor via email at contact@groundfloor.us or by writing to: Groundfloor Finance Inc., 3355 Lenox Rd Suite 750, Atlanta GA, 30326, Attention: Investor Support. You may call Groundfloor at 678-701-1194, but calling may not satisfy your obligation to provide notice hereunder or otherwise preserve your rights.

20. Miscellaneous. The terms of this Agreement shall survive until the termination of your registration as an investor on the Platform. The parties acknowledge that there are no third-party beneficiaries of this Agreement, except for any Subsidiaries of Groundfloor that issue LROs on the Platform, which the parties agree shall be express third-party beneficiaries hereof. You may not sell, pledge, assign, sub-participate, transfer or otherwise convey your LRO or your rights or obligations under this Agreement and the LRO Agreement in any way inconsistent with applicable law or without the prior written consent of the Company, which consent shall be conditioned on the transferee being registered as an investor on the Company's investment platform and such transferee agreeing to the terms of the Investor Agreement and this Agreement. Any such assignment, transfer, sublicense or delegation in violation of this section shall be null and void. This Agreement shall be governed by the laws of the State of Georgia, without regard to any principle of conflict of laws that would require or permit the application of the laws of any other jurisdiction. Any waiver of a breach of any provision of this Agreement will not be a waiver of any subsequent breach. Failure or delay by either party to enforce any term or condition of this Agreement will not constitute a waiver of such term or condition. If a court of competent jurisdiction holds any provision of this Agreement to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality and unenforceability of such provision shall have no effect upon and shall not impair the enforceability of any other provisions of this Agreement. The headings in this Agreement are for reference purposes only and shall not affect the interpretation of this Agreement.

21. Arbitration.

(a) Unless you opt out as provided pursuant to Section 21(b) below, either party to this Agreement may, at its sole election, require that the sole and exclusive forum and remedy for resolution of a Claim be final and binding arbitration pursuant to this Section 21 (the "Arbitration Provision"), except with respect to any Claim alleging violation of federal securities laws by Groundfloor or any of its officers or directors (a "Securities Claim"). Unless otherwise agreed to in writing by Groundfloor, the arbitration shall be conducted in Atlanta, Georgia. "Claim" shall include any past, present, or future claim, dispute, or controversy involving you (or persons claiming through or connected with you), on the one hand, and Groundfloor (or persons claiming through or connected with Groundfloor), on the other hand, relating to or arising out of this Agreement, any LRO, the Platform, and/or the activities or relationships that involve, lead to, or result from any of the foregoing, including (except to the extent provided otherwise in the last sentence of Section 21(f) below) the validity or enforceability of this Arbitration Provision, any part thereof, or the entire Agreement. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. The scope of this Arbitration Provision is to be given the broadest possible interpretation that is enforceable.

(b) You may opt out of this Arbitration Provision for all purposes by sending an arbitration opt out notice to Groundfloor Finance Inc., 3355 Lenox Rd Suite 750, Atlanta GA, 30326, that is received at the specified address within 30 days of the date of your first electronic acceptance of the terms of this Agreement. The opt out notice must clearly state that you are rejecting arbitration; identify the Agreement to which it applies by date; provide your name, address, and social security or TIN-number; and be signed by you. You may send the opt out notice in any manner you see fit as long as it is received at the specified address within the specified time. No other methods can be used to opt out of this Arbitration Provision. If the opt out notice is sent on your behalf by a third party, such third party must include evidence of his or her authority to submit the opt out notice on your behalf.

(c) The party initiating arbitration shall do so with the American Arbitration Association (the "AAA") or JAMS. The arbitration shall be conducted according to, and the location of the arbitration shall be determined in accordance with, the rules and policies of the administrator selected, except to the extent the rules conflict with this Arbitration Provision or any countervailing law. In the case of a conflict between the rules and policies of the administrator and this Arbitration Provision, this Arbitration Provision shall control, subject to countervailing law, unless all parties to the arbitration consent to have the rules and policies of the administrator apply.

(d) If we elect arbitration, we shall pay all of the administrator's filing costs and administrative fees (other than hearing fees). If you elect arbitration, filing costs and administrative fees (other than hearing fees) shall be paid in accordance with the rules of the administrator selected, or in accordance with countervailing law if contrary to the administrator's rules. We shall pay the administrator's hearing fees for one full day of arbitration hearings. Fees for hearings that exceed one day will be paid by the party requesting the hearing, unless the administrator's rules or applicable law require otherwise, or you request that we pay them and we agree to do so. Each party shall bear the expense of its own attorneys' fees, except as otherwise provided by law. If a statute gives you the right to recover any of these fees, these statutory rights shall apply in the arbitration notwithstanding anything to the contrary herein.

(e) Within 30 days of a final award by the arbitrator, any party may appeal the award for reconsideration by a three-arbitrator panel selected according to the rules of the arbitrator administrator. In the event of such an appeal, any opposing party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider de novo all aspects of the initial award that are appealed. Costs and conduct of any appeal shall be governed by this Arbitration Provision and the administrator's rules, in the same way as the initial arbitration proceeding. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act (FAA), and may be entered as a judgment in any court of competent jurisdiction.

(f) We agree not to invoke our right to arbitrate an individual Claim you may bring in Small Claims Court or an equivalent court, if any, so long as the Claim is pending only in that court. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS (INCLUDING AS PRIVATE ATTORNEY GENERAL ON BEHALF OF OTHERS), EVEN IF THE CLAIM OR CLAIMS THAT ARE THE SUBJECT OF THE ARBITRATION HAD PREVIOUSLY BEEN ASSERTED (OR COULD HAVE BEEN ASSERTED) IN A COURT AS CLASS REPRESENTATIVE, OR COLLECTIVE ACTIONS IN A COURT. Unless consented to in writing by all parties to the arbitration, no party to the arbitration may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. Unless consented to in writing by all parties to the arbitration, an award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any Claim of anyone other than a named party; nor (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this Section 21(f), and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this Section 21(f) shall be determined exclusively by a court and not by the administrator or any arbitrator.

(g) This Arbitration Provision is made pursuant to a transaction involving interstate commerce and shall be governed by and enforceable under the FAA. The arbitrator will apply substantive law consistent with the FAA and applicable statutes of limitations. The arbitrator may award damages or other types of relief permitted by applicable substantive law, subject to the limitations set forth in this Arbitration Provision. The arbitrator will not be bound by judicial rules of procedure and evidence that would apply in a court. The arbitrator shall take steps to reasonably protect confidential information.

(h) This Arbitration Provision shall survive (i) suspension, termination, revocation, closure, or amendments to this Agreement and the relationship of the parties; (ii) the bankruptcy or insolvency of any party or other person; and (iii) any transfer of any loan or LRO or any other promissory note(s) which you own, or any amounts owed on such loans LRO or notes, to any other person or entity. If any portion of this Arbitration Provision other than Section 21(f) is deemed invalid or unenforceable, the remaining portions of this Arbitration Provision shall nevertheless remain valid and in force. If an arbitration is brought on a class, representative, or collective basis, and the limitations on such proceedings in Section 21(f) are finally adjudicated pursuant to the last sentence of Section 21(f) to be unenforceable, then no arbitration shall be had. In no event shall any invalidation be deemed to authorize an arbitrator to determine Claims or make awards beyond those authorized in this Arbitration Provision.

THE PARTIES ACKNOWLEDGE THAT THEY HAVE A RIGHT TO LITIGATE CLAIMS THROUGH A COURT BEFORE A JUDGE, BUT WILL NOT HAVE THAT RIGHT IF ANY PARTY ELECTS ARBITRATION PURSUANT TO THIS ARBITRATION PROVISION. THE PARTIES HEREBY KNOWINGLY AND VOLUNTARILY WAIVE THEIR RIGHTS TO LITIGATE SUCH CLAIMS IN A COURT UPON ELECTION OF ARBITRATION BY ANY PARTY.

22. Waiver of Jury Trial. THE PARTIES HERETO WAIVE A TRIAL BY JURY IN ANY LITIGATION RELATING TO THIS AGREEMENT, THE LRO AGREEMENT, PURCHASE OF THE LROS OR ANY OTHER AGREEMENTS RELATED THERETO.

APPENDIX A
TERMS AND CONDITIONS OF INVESTMENT

1. **Definitions. For purposes of these Terms and Conditions:**

   (a) "**Affiliate**" of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For the purposes of this definition, "Control" when used with respect to any specified person means the power to direct or cause the direction of the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "Controlling" and "Controlled" have meanings correlative to the foregoing.

   (b) "**Holder,**" when used with respect to any LRO, means the person in whose name a Security is registered on the Registrar's books.

2. **Registrar and Paying Agent.**

   (a) Groundfloor shall maintain, with respect to each series of LROs, an office or agency where such LROs may be presented for registration of transfer or for exchange ("Registrar") and an office or agency where such LROs may be presented for purchase or payment ("Paying Agent"). The Registrar shall keep a register of the LROs and of their transfer and exchange. Groundfloor may have one or more co-registrars and one or more additional paying agents. The term "Paying Agent" includes any additional paying agent. Groundfloor initially will serve as the Registrar and Paying Agent in connection with such LROs. Groundfloor, or an Affiliate of Groundfloor, may act as Paying Agent, Registrar, co-Payment Agent or co-Registrar.

   (b) Groundfloor (or its Subsidiaries or Affiliates) shall maintain the Investor FBO Account (or some similar arrangement designed to segregate the money held on behalf of investors) to accommodate funding accounts for investors. The Investor FBO Account is currently maintained at Wells Fargo Bank, 1201 W. Peachtree St., Atlanta, GA 30309; however, Groundfloor may elect to change the institution where the Investor FBO Account is maintained at any time. Groundfloor shall post the name and address of the institution where it maintains the Investor FBO Account on the Platform. All funds deposited in an investor's funding account on the Platform shall be maintained in such investor's designated sub-account in the Investor FBO Account until withdrawn by such investor or used to fund additional investments through the Platform.

   (c) Groundfloor (or its Subsidiaries or Affiliates) shall maintain the Closing FBO Account (or similar escrow arrangement) at all times. Currently, the Closing FBO Account is maintained through the Funds Transfer Agent. Balanced Payments (or Balanced, Inc.), located at 965 Mission St., Ste. 425, San Francisco, CA 94103, currently acts as the Funds Transfer Agent. Groundfloor may elect to change the institution where the Closing FBO Account is maintained and/or the identity of the Funds Transfer Agent at any time. Please see the Terms of Service that addresses your consent to the services provided to us by Balanced, Inc.

(d) The Funds Transfer Agent and/or the institution where the Investor FBO Account is maintained shall act as co-Paying Agents with Groundfloor.

(e) Groundfloor shall enter into an appropriate agency agreement with any third-party Registrar, Paying Agent, co-Paying Agent or co-Registrar. Groundfloor shall post the name and address of any third-party Registrar, Paying Agent, co-Paying Agent or co-Registrar on the Platform.

(f) Prior to or on each Payment Date (as defined in the LRO Agreement) in respect of any series of LROs, Groundfloor shall deposit with the Paying Agent(s) with respect to such LROs a sum of money sufficient to make such payments when so becoming due. Groundfloor shall require each Paying Agent to hold such funds in an Investor FBO Account or similar arrangement that segregates the money held by it with respect to the LROs.

3. Maintenance of Office or Agency.

(a) Groundfloor will maintain for each series of LROs an office or agency where such LROs may be presented or surrendered for payment, where LROs of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon Groundfloor in respect of the LROs of that series may be served. Groundfloor's office at 3355 Lenox Rd Suite 750, Atlanta GA, 30326 shall be such office or agency for all of the aforesaid purposes unless and until Groundfloor provides written notice to the Holders of any change in the location of such other office or agency.

(b) Groundfloor may also from time to time designate one or more other offices or agencies where the LROs of one or more series may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve Groundfloor of its obligation to maintain an office or agency in accordance with the requirements set forth above for LROs of any series for such purposes. Groundfloor will give prompt written notice to the Holders of any such designation or rescission and of any change in the location of any such other office or agency.

Exhibit 6.14

Form of Loan Agreement

GROUNDFLOOR FINANCE INC.
FORM OF
LOAN AGREEMENT

THIS LOAN AGREEMENT ("Loan Agreement") is entered into as of the ____ day of ______________, 20__ by and between **[NAME OF DEVELOPER]**, a [INSERT STATE OF ORGANIZATION/RESIDENCY AND TYPE OF ENTITY/NATURAL PERSON] ("Borrower"), having the address set forth on the signature page hereof, and **GROUNDFLOOR FINANCE INC.**, a Georgia corporation ("Lender"), having the address set forth on the signature page hereof. Borrower and Lender are sometimes referred to herein individually as a "party" and collectively as the "parties."

RECITALS

The following recitals of fact are a material part of this Loan Agreement:

WHEREAS, Lender conducts its business through a web-based investment platform (the "Platform"), designed to provide real estate development investment opportunities to the public, generally through the issuance and sale of interests in commercial real estate loans from Lender to developers who have completed the Platform's application process;

WHEREAS, Lender has agreed to loan to Borrower for a period of [X months] amounts not to exceed $[XX,XXX.00] (the "Loan") with interest from [______________, 20__], on the committed amount of the Loan at the rate of [X]% per annum in connection with the purchase, construction and/or renovation of that certain real property being more particularly described on **Exhibit A**, attached hereto and incorporated herein by reference (the "Property"). The definition of "Property" shall specifically include any improvements currently located on or to be made to the real property (the "Improvements"); and

WHEREAS, Borrower has executed and delivered, or has caused to be executed and delivered, to Lender the following documents:

1. Promissory Note from Borrower to Lender dated [_________ ___, 20__] evidencing the Loan (the "Note"); and

2. [INSERT COMPLETE MORTGAGE INSTRUMENT NAME] from Borrower to Lender dated [_________ ___, 20__] encumbering the Property and securing repayment of the Loan and any other obligations of Borrower (the "Mortgage Instrument") and granting Lender a [first priority lien][1] on the Property and all materials and other personal property related to the construction/renovation of the Improvements, as evidenced by the Security Documents (as defined in Section VI of this Loan Agreement).

This Loan Agreement, the Note, the Mortgage Instrument, the Security Documents, the Summary of Fees (as provided in Section III(C) of this Loan Agreement) and any other documents or instruments evidencing or securing the Loan are collectively referred to herein as the "Loan Documents."

AGREEMENT

[1] Insert "second priority lien," if appropriate.

NOW, THEREFORE, in connection with the funding and administration of the Loan, the parties agree as follows:

I. INCORPORATION OF RECITALS

The foregoing recitals are hereby incorporated into this Loan Agreement and made a part hereof by this reference.

II. TERMS OF LOAN REPAYMENT

Borrower shall repay the Loan in accordance with the terms, conditions and provisions detailed in the Note.

III. LOAN ADMINISTRATION

A. General Terms

The Loan will be administered by Lender (or Lender's designated agent). Lender (or Lender's designated agent) shall disburse the proceeds of the Loan (less any fees included in the principal amount of the Loan) (the "Loan Proceeds"). In regard to the disbursement of the Loan Proceeds, Lender may, in its sole discretion: (i) disburse amounts from the Loan Proceeds from time to time (subject to customary restrictions imposed by Lender) as advances as provided in Subsection III(B) of this Loan Agreement (the "Draw"); or (ii) disburse the full amount of the Loan Proceeds to Borrower and/or Contractor (as defined below). Any Loan Proceeds not distributed to Borrower shall be deposited in Borrower's sub-account in the non-interest bearing demand deposit pooled account maintained by Lender (or by its designated agent) "for the benefit of" its developers (the "Developer FBO Account"). Lender disclaims any economic interest in the assets maintained in the Developer FBO Account. Borrower disclaims any right, title or interest in the assets of any other borrower in the Developer FBO Account. Such Developer FBO Account is currently maintained at Wells Fargo Bank, 1201 W. Peachtree St., Atlanta, GA 30309; however, Lender may change the institution where such account is maintained at any time with written notice to Borrower.

B. Draws

Draw requests shall be made by Borrower to Lender as provided in this subsection. Lender, at its option, may elect to inspect the Property before allowing a Draw. Prior to receiving any Draw, Borrower shall deliver to Lender (or Lender's designated agent) (i) a properly completed "Request for Advance," in the form set forth in **Exhibit B**, attached hereto, signed by Borrower (and Contractor, to the extent applicable); (ii) invoices for the activities covered by the Use of Proceeds (as defined below) outlined in the Budget (the "Budgeted Activities") that is the subject of the Request for Advance; (iii) construction lien waivers from Contractor and from the suppliers (if any) for all Budgeted Activities covered by the Request for Advance if and as requested by Lender; and (iv) any and all other required information described in the Request for Advance. The items detailed in Subsections (i) through (iv) of this Section III(B) are collectively referred to herein as the "Request for Advance Packet." In order to obtain a Draw, Borrower shall first submit a Request for Advance Packet to Lender. Lender may rely on Borrower's statements (and Contractor's statements, if any) in the Request for Advance Packet (including the invoices and the lien waivers submitted by Contractor and suppliers (if any)). Lender shall not be required to verify any of the information submitted in connection with the Request for Advance. The Draw funds delivered in connection with the Request for Advance shall be used to pay for the Budgeted Activities described in the Request for Advance Packet only and as provided in the Budget (as defined below). In Lender's sole discretion, Draws may be (v) electronically transferred from Lender's account to Borrower's account via electronic funds transfer, (w) electronically transferred from Lender's account to

Contractor's account via electronic funds transfer; (x) delivered via check from Lender payable to Borrower or payable jointly to Borrower and Contractor, or (y) via some other mutually agreed upon mechanism.

C. Other Fees

Borrower shall pay to Lender the fees shown on that certain Summary of Fees attached hereto as **Exhibit C** and incorporated herein by reference.

IV. USE OF PROCEEDS, THE WORK AND CONDITIONS TO DISBURSEMENT OF LOAN PROCEEDS

Unless otherwise agreed by Lender, Lender shall not be obligated to close the Loan and disburse any Loan Proceeds unless and until the following conditions have been satisfied (all in a manner acceptable to Lender) or waived by Lender:

A. Loan Documents; Budget and Use of Proceeds

Borrower shall have furnished or delivered to Lender, in form and substance acceptable to Lender, the Loan Documents executed by Borrower and a budget in form and substance acceptable to Lender (the "Budget"), outlining the intended use of the Loan Proceeds (the "Use of Proceeds"). The Budget shall identify all expenses related to the Project to be covered by the Loan, including any Work (as defined below) and those expenses not characterized as Work, such as fees and expenses relating to the purchase of all or any portion of the Property, fees and expenses relating to acquisition of any Permits (as defined below) necessary to complete the Improvements, fees and expenses relating to obtaining any licenses required by a Government Authority (as defined below), the costs of obtaining Borrower's Insurance (as defined below) and other non-construction related fees and expenses (the "Non-Construction Expenses").

B. Financial Statements

Upon request from Lender, Borrower shall deliver to Lender current financial statements for Borrower certified to be true, correct and complete. Said financial statements must be current (within twelve (12) months of the date of Lender's request).

C. Construction Contract

Any labor and/or materials to be furnished in connection with the Improvements on the Property is referred to herein as the "Work." In regard to the Work, Borrower may enter into one or more written agreements (the "Construction Contract") with contractor(s) chosen by Borrower in Borrower's sole discretion (the "Contractor") for the Work or Borrower may elect to directly undertake all Work. Before entering into any Construction Contract and before commencing any Work (whether pursuant to a Construction Contract or otherwise), Borrower shall deliver to Lender, for Lender's review and approval: (i) a copy of all Construction Contracts (including those in effect prior to the date hereof), (ii) the name, address, and telephone number of each person that has a contract with Borrower or with Contractor to supply materials or labor for the Work (each, a "supplier"), and (iii) (to the extent not previously covered in the Budget) an outline of (A) the plans and specifications for the Work ("Plans"); (B) a written itemization of the Work and the Contract Price (as defined below), if applicable, or costs associate therewith ("Construction Budget"); and (C) an itemized description of each segment of the Work that sets the timetable for completing the Work, and the corresponding payments for the Work ("Work and Payment Schedule"). Each Construction Contract, if any, shall state the total amount that Borrower shall pay Contractor for the Work covered thereby ("Contract Price") and shall include (w) the Plans to the extent covered thereby; (x) the Construction Budget for the Work covered thereby; and (y) the Work and

Payment Schedule for the Work covered thereby. Borrower shall deliver to any Contractor(s) a copy of this Loan Agreement before entering into any Construction Contract and before commencing any Work.

D. Permits

Borrower shall obtain and keep in force all approvals of the Budgeted Activities (each, a "Permit") that are required by any federal, state, county or local government agency having jurisdiction over the Property (the "Government Authority"). Borrower shall comply with all applicable laws, rules, regulations and ordinances of the Government Authority including, but not limited to, all zoning, land use, building code, housing code, setbacks and other applicable regulations and restrictions (the "Government Regulations"). Before commencing any Budgeted Activities, Borrower and/or Contractor, if necessary, shall have all licenses required by the Government Authority. Borrower shall deliver (or shall cause to be delivered) to Lender copies of all licenses and Permits required by the Government Authority.

E. Adjustments to Budget; Change Orders

Borrow shall obtain the prior written approval of Lender before any changes to the Budget or the Budgeted Activities or before any change in the Contract Price, the Work or the Work and Payment Schedule (each, a "Change Order").

F. Insurance

Borrower shall cause Contractor to obtain and keep in force the following insurance policies ("Contractor's Insurance"): (i) a builder's all-risk insurance policy (with a mortgagee's loss payable clause in favor of Lender and with a physical loss form endorsement), without co-insurance, in an amount not less than one hundred percent (100%) of the replacement cost of the Improvements, with the standard conditions; (ii) public liability insurance with limits of liability equal to at least $500,000 per occurrence; (iii) workers' compensation insurance as required by applicable state law; and (iv) automobile liability insurance with limits of liability equal to at least $300,000 per occurrence. The Contractor's Insurance shall be in force until Borrower accepts the Improvements.

Borrower shall obtain and keep in force the following insurance policies ("Borrower's Insurance"): (w) an all risk insurance policy (with a mortgagee's loss payable clause in favor of Lender and with a physical loss form endorsement), without co-insurance, in an amount not less than one hundred percent (100%) of the replacement cost of the Improvements, with the standard conditions; (x) public liability insurance with limits of liability equal to at least $500,000 per occurrence; and (y) any other insurance required under the Loan Documents. The Borrower's Insurance shall be in force and effect as of the termination date or expiration date of the Contractor's Insurance.

Borrower shall furnish to Lender evidence, either in the form of duplicate policies, binders or certificates acceptable to Lender (identifying each insurance policy, name of insurer, amount of coverage, deductible provisions and expiration date) that Borrower and/or Contractor has purchased, and has in full force and effect, policies of insurance, as required by Lender, or the Loan Documents.

G. Completing the Budgeted Activities

The Budgeted Activities shall not begin until Borrower (and Contractor, to the extent applicable) have satisfied the provisions detailed in Section II of this Loan Agreement. Upon notice from Lender that Borrower (and Contractor, if applicable) have satisfied the provisions detailed in Section II of this Loan Agreement, the Budgeted Activities shall commence and shall continue diligently and in a good and workmanlike manner to completion in strict accordance with the Budget, the Construction Contract and all Government Regulations. The Budgeted Activities shall not violate any of the conditions, covenants or restrictions on the Property. The Improvements shall be constructed entirely on the Property and shall not encroach upon any easement or right-of-way or upon the land of others.

Lender is not obligated to inspect the Property or the Work or to confirm the completion of any of the Non-Construction Expenses. Notwithstanding the foregoing, Lender has the right to enter the Property to inspect the Work, without notice to Borrower or any Contractor, during normal business hours or any other times that Lender arranges with Borrower or any Contractor. Lender's inspections are for Lender's benefit only. Lender has the right to request additional materials from Borrower to confirm the completion of the Non-Construction Expenses.

Borrower shall notify Lender immediately in writing if (i) the Budgeted Activities do not comply with the Budget, any Construction Contract or this Loan Agreement; (ii) any notice of lien on the Property is served on Borrower or Contractor; or (iii) any Government Authority issues any notice or claim relating to the Property.

Borrower acknowledges and promises that the Budgeted Activities will be completed on or before [_________ ___, 20__] ("Completion Date"). Lender shall accept the Budgeted Activities as completed once Borrower delivers (x) the final inspection report and (y) the final, unconditional certificate of occupancy issued by the Government Authority, if required by law.

H. Title Insurance

Borrower shall obtain a mortgagee's or lender's policy of title insurance (the "Title Policy") for the Property. The Title Policy shall insure: (i) that the total amount of the lien of Lender's Mortgage Instrument is a valid [first priority lien][2] on Borrower's interest in the Property; and (ii) that the title to Borrower's interest in the Property is free and clear of all defects and encumbrances except those Lender approves in writing. At or prior to the closing of the Loan, Borrower shall deliver to Lender the commitment of the title company to issue the Title Policy (the "Title Commitment"). When the Budgeted Activities are completed, the Title Policy shall include endorsements insuring Lender to the full amount of the Loan.

I. Survey

If requested by Lender, Borrower, at Borrower's sole cost and expense, shall obtain a survey of the Property and a final as-built survey of the Property and the Improvements, including dimensions and locations of all completed Improvements and all easements or other rights or restrictions (each, a "Survey"). Each Survey shall be certified to Lender and to the title company (if applicable). Each Survey must be satisfactory to Lender and to the title company (if applicable).

J. Appraisal

Borrower, at Borrower's sole cost and expense, shall obtain an appraisal of the Property and the Improvements upon request by Lender. The appraiser shall be chosen by Lender in Lender's sole discretion. The appraisal shall reflect an appraised value and shall be satisfactory to Lender in amount, form and substance.

K. Application

Borrower at Borrower's sole cost and expense shall provide any additional information or materials required to be submitted in the application process through the Platform (collectively, the "Application Materials").

---

[2] Insert "second priority lien," if appropriate.

V. REPRESENTATIONS AND WARRANTIES

In consideration for Lender committing to fund the Loan, Borrower hereby represents and warrants to Lender as follows:

A. The Loan shall be used for the Budgeted Activities, which include commercial purposes to finance the costs of the purchase of the Property and/or construction/renovation of the Improvements and payment of certain approved transaction costs, and for no other use or purpose. The Property will not be used as a residence by the Developer, and the Loan is obtained by Borrower for a purpose other than a personal, family or household purpose; it being understood that whether a loan is obtained for a purpose other than a personal, family or household purpose shall be guided by the standards established by the federal Truth In Lending Act (Title 1 of Public Law 90-321; 82 Stat. 146; 15 U.S.C. § 160, et seq.) and all regulations and rulings issued pursuant to that Act, as the same may be amended from time to time.

B. None of the disclosures, statements, projections, materials, assertions or other communications made by Borrower or provided to Lender, including without any limitations the Budget and the Application Materials, for use in connection with the transactions contemplated by this Agreement and the other Loan Documents (collectively, the "Disclosures"), contained as of the date such statement or contained as of the date hereof, any untrue statement of a material fact or omitted to state a material fact necessary to make the statement contained herein or therein not misleading.

C. Borrower has identified on Schedule V(C) attached hereto and disclosed to Lender all agreements, instruments and corporate or other restrictions to which it is subject, and all other matters known to it, that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on (i) the business, property, operations, condition (financial or otherwise) of the Borrower or (ii) the validity or enforceability of this Agreement or any of the other Loan Documents or the rights or remedies of Lender hereunder or thereunder.

D. Except for those defects and encumbrances set forth in the Title Commitment and/or the Title Policy that are expressly approved by Lender pursuant to Section IV(H) of this Loan Agreement, Borrower owns and has good title to the Property, and the Property is not subject to any mortgage, pledge, hypothecation, assignment (as security), deposit arrangement, encumbrance, lien (statutory or other), charge or other security interest or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever having substantially the same economic effect as any of the foregoing (including, without limitation, any conditional sale or other title retention agreement and any capital lease).

E. There are no suits, judgments, bankruptcies or executions pending or threatened against Borrower or the Property.

F. Any financial statements delivered by Borrower to Lender are true and correct in all material respects, fairly present the respective financial condition of the subject thereof as of the respective dates thereof, no material adverse change has occurred in the financial condition reflected therein since the respective dates thereof, and no additional borrowings have been made by Borrower since the date thereof other than the borrowing contemplated hereby or other borrowing approved by Lender.

G. Any projections and *pro forma* financial information (the "Projections") delivered by Borrower to Lender are based upon good faith estimates and assumptions believed by Borrower to be reasonable at the time made; it being recognized by Lender that such Projections as to future events are not to be viewed as fact and that actual results during the period or periods covered by the Projections may differ from such projected results and such differences may be material.

H. Borrower shall engage the necessary contractors and/or service providers to complete the Budgeted Activities this Loan is intended to finance. The engagements with any contractors and/or service providers shall be commercially reasonable. Borrower shall obtain the necessary Permits and licenses, as and when appropriate, and shall maintain the necessary insurance policies in accordance with the terms and conditions of this Loan Agreement. Borrower acknowledges and agrees that Lender reserves the right to request proof of any agreements, Permits, licenses or policies that may be necessary to complete the Budgeted Activities.

I. All other representations and information concerning either the Property or Borrower (collectively, the "Other Information") that is submitted to Lender is true, complete, correct and accurate in all material respects, and Lender shall be entitled to rely on the Other Information. Notwithstanding the foregoing, Lender shall not be required to verify any of the Other Information.

VI. SECURITY

This Loan is secured by a [first priority lien][3] on the Property (including the Improvements and all materials and other personal property related to the construction and/or renovation of the Property), as evidenced by the Mortgage Instrument, any UCC financing statements registered in connection with the Loan, and any and all other Loan Documents securing Borrower's obligations to Lender (collectively, the "Security Documents").

Borrower shall obtain written permission from Lender before using the Property as collateral to obtain additional financing, and such permission may be given or withheld in Lender's sole discretion. The lien (as evidenced by the Security Documents) shall remain the [first priority lien][4] on the Property at all times, so long as the Loan is outstanding. [Borrower represents that there shall be no mechanics liens, materialmen's liens, contractor's liens or any other liens related to the Work to be done with the proceeds of this Loan, that encumber the Property or otherwise, at any time.][5]

VII. COLLECTION COSTS

If any payment obligation under this Loan is not paid when due, and the Maturity Date of the Loan has not been extended, Borrower shall pay all costs of collection, including Lender's reasonable attorney fees, whether or not a lawsuit is commenced as part of the collection process.

VIII. DEFAULT

A. Events of Default

Borrower shall be in default under this Loan Agreement (and the other Loan Documents), and the Loan and any other obligations of Borrower to Lender shall become due immediately, without demand or notice, if any of the following events ("Events of Default") occur:

(i) Failure of Borrower to make any payment when due under any Loan Document (and Borrower has not cured such failure within fifteen (15) days after such payment due date);

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[3] Insert "second priority lien," if appropriate.
[4] Insert "second priority lien," if appropriate.
[5] Insert this language when this is a first priority lien.

(ii) Any statement, representation or warranty made by Borrower in the Disclosure, this Loan Agreement, any other Loan Document or any instrument now or hereafter evidencing, securing or in any manner relating to the Loan that proves untrue, false, inaccurate or incomplete in any material respect;

(iii) The misuse of any of the Loan Proceeds from this Loan ("misuse" includes, but is not limited to, the use of any Loan Proceeds for any purpose not stated in the Budget, the Construction Contract, the Construction Budget and/or the Work and Payment Schedule, or for any other use or purpose not previously consented to by Lender);

(iv) In the reasonable opinion of Lender, the prospect of payment or performance of all or any part of Borrower's obligations has been impaired because of a material adverse change in the financial condition of Borrower or any other person/entity liable for the payment or performance of any of Borrower's obligations including, but not limited to, the following: (a) the filing of bankruptcy proceedings involving Borrower as a debtor, (b) the appointment of a trustee, receiver or liquidator for Borrower for all or any substantial part of Borrower's properties or of the Property, (c) the making of an assignment for the benefit of Borrower's creditors or the insolvency of Borrower;

(v) The bankruptcy or insolvency of any Contractor (or any major subcontractor) under contract for the Work and failure of Borrower to procure a contract or subcontract with a new substitute Contractor or subcontractor satisfactory to Lender within thirty (30) days from the occurrence of such bankruptcy or insolvency;

(vi) If there is a sale, transfer, assignment or any other disposition of any real estate pledged as collateral for the payment of this Loan if the Loan has not yet been fully paid;

(vii) If a third party obtains a judgment against Borrower which, in Lender's reasonable discretion, materially and adversely impacts the obligations of Borrower under the Loan, and it is not vacated and released within sixty (60) days of the date of such judgment;

(viii) An unreasonable delay in the Budgeted Activities, including delay of construction/renovation of the Improvements or a discontinuance of the Work for a period of twenty (20) days (subject to excusable delays as determined by Lender in Lender's sole discretion), or in any event a delay in the construction/renovation of the Improvements (subject to excusable delays as determined by Lender in Lender's sole discretion) so that the Budgeted Activities and Improvements will not, in Lender's reasonable judgment, be completed on or before the Completion Date;

(ix) The reasonable disapproval by Lender at any time of any Budgeted Activities and the failure of Borrower to cause the same to be corrected to the satisfaction of Lender within thirty (30) days following written notice from Lender, provided, however, if within such thirty (30)-day period Borrower has made a good faith effort to comply with the foregoing requirements but the failure to complete the same cannot reasonably be cured within such thirty (30)-day period, then, provided that such efforts continue and it reasonably appears that Borrower will be successful, then the time to cure such default shall be extended by such reasonable time not to exceed sixty (60) additional days;

(x) A lien for the performance of any Budgeted Activities or the supply of materials filed against the Property, or any stop notice served on Borrower, any Contractor or Lender, remains unsatisfied or unbonded for a period of thirty (30) days after the date of filing or service;

(xi) A Contractor defaults under the Construction Contract in a manner that Lender deems to be material and, unless otherwise agreed in writing by Lender, Borrower fails promptly to exercise its rights and remedies under the Construction Contract with respect to such default;

(xii) Any change in the ownership or control of Borrower or the Property not approved by Lender in writing. A "change in the ownership or control" includes, but is not limited to, (a) any transfer of Borrower's interest in the Property or transfer of Borrower's rights hereunder by sale, merger, consolidation, acquisition, a transfer of partnership or membership interests, stock transfer or otherwise by operation of law; and (b) any change in the control of Borrower, Borrower's members or any entity directly or indirectly controlling Borrower; and (c) if, in Lender's sole determination, there is a material change in the management of Borrower. "Control" shall mean possession, whether directly or indirectly, of power either to (x) vote twenty-five percent (25%) or more of the equity interests of Borrower having ordinary voting power or (y) to direct or cause the direction of the management and policies of Borrower by contract or otherwise; and

(xiii) Failure of Borrower to comply with any of the terms and conditions of this Loan Agreement, any other Loan Document, or any instrument now or hereafter evidencing, securing or in any manner relating to the Loan (and the occurrence of a default under any other Loan Document shall be deemed an Event of Default under this Loan Agreement and all other Loan Documents) and such failure is not cured within thirty (30) days following written notice from Lender, provided, however, if within such thirty (30)-day period, Borrower has made a good faith effort to comply with such terms and conditions but the failure to complete the same cannot reasonably be cured within such thirty (30)-day period, then, provided such efforts continue, and it reasonably appears that Borrower will be successful, then the time to cure such default shall be extended by a reasonable time (such reasonable time not to exceed sixty (60) additional days).

B. Lender's Rights, Powers, and Remedies

Upon the occurrence of any Event of Default, Lender, in addition to all remedies conferred upon Lender by applicable law or equity, and by the terms of the Loan Documents (or any instrument now or hereafter evidencing, securing or in any manner relating to the Loan), may, in its sole discretion, pursue any one or more of the following rights, powers or remedies concurrently or successively, it being the intent hereof that none of such rights, powers or remedies shall be to the exclusion of any other:

(i) Lender may apply to any court of competent jurisdiction for, and obtain appointment of, a receiver for the Property;

(ii) Withhold further disbursement of the Loan Proceeds (if applicable);

(iii) Lender may declare the Note or any of the other Loan Documents in default and declare the entire balance of Borrower's obligations under the Note or any of the other Loan Documents, without demand or notice of any kind (which are hereby expressly waived), to be due and payable at once and, in such event, such obligations shall become immediately due and payable;

(iv) Lender may take possession of the Property and Lender may do every act and thing Borrower or any subsequent owner of the Property might or could do for the protection, construction, repair, operation, maintenance and leasing of the Property. Any expense actually incurred by Lender shall be deemed to be part of Borrower's obligations under the Loan Documents, including either Lender's right to avail itself of or procure performance of existing contracts, under the assignment to Lender or otherwise, or enter into any contracts with the same contractors or others. Without restricting the generality of the foregoing and for purposes aforesaid, Borrower hereby appoints and constitutes Lender as Borrower's attorney-in-fact, with full power to (a) exercise any right Borrower may have in or under the Construction Contract or any Permit, (b) complete construction and equipping of the Improvements in the name of Borrower, (c) make changes in the Plans necessary or desirable to complete the Improvements in substantially the manner contemplated by the Plans, (d) retain or employ new general contractors, subcontractors, architects and inspectors as shall be required for such purposes, (e) pay, settle or compromise all existing bills and claims, which may be lien or security interests, or to avoid such bills and claims becoming liens against the Property or security interests against fixtures or equipment, or as may be necessary or desirable for the completion of the construction/renovation of the Improvements or for the clearance of title, (f) do any and every act which Borrower might do in its own behalf, and (g) prosecute and defend all actions or proceedings in connection with the Improvements, the Property, fixtures or equipment; it being understood and agreed that this power of attorney shall be a power coupled with an interest and cannot be revoked. Borrower irrevocably authorizes and directs each party to any Permits and Construction Contract to provide Lender the benefits of the Permits and the Construction Contract upon Lender's written notice. Borrower agrees that any such party shall have the right to rely upon any written notice from Lender without any obligation or right to inquire as to whether an Event of Default actually exists and notwithstanding any notice from Borrower or claim by Borrower to the contrary. Borrower shall have no right or claim against any such party for any benefit provided to Lender by such party. If Borrower cures the Event of Default, or if Lender reinstates the Loan in good standing, Lender shall give written notice of reinstatement to each such party and authorize each such party to render such benefits to Borrower;

(v) Lender may foreclose on the Property and take title, thereby assuming ownership; or

(vi) Lender may pursue such other remedies as may be available to Lender at law or in equity.

Borrower shall not be relieved of any of its obligations by reason of the failure of Lender to comply with any request of Borrower to take action to foreclose on the Property under the Security Documents or otherwise to enforce any provision of the Loan Documents, or by reason of the release, regardless of consideration, of all or any part of the Property. No delay or omission of Lender to exercise any right, power or remedy accruing upon the happening of an Event of Default shall impair any such right, power or remedy or shall be construed to be a waiver of any such Event of Default or any acquiescence therein. No remedy available to Lender under the Loan Documents or otherwise is intended to be exclusive of any other remedies provided for in the Loan Documents, and each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder, or under the Loan Documents, or now or hereafter existing at law or in equity. Every right, power and remedy given by the Loan Documents to Lender shall be concurrent and may be pursued separately, successively or together against Borrower or the Property or any part thereof, and every right, power and remedy given by the Loan Documents may be exercised from time to time as often as may be deemed expedient by Lender.

C. Indemnity

Borrower shall indemnify and hold Lender and Lender's affiliates, and the managers, members, officers, directors, employees and agents of Lender and its affiliates (collectively, "Indemnified Parties") harmless from and against any and all liabilities, claims, losses, costs and legal expenses (including suits, claims, proceedings, damages and costs arising from or relating to any third-party claim) (the "Claims") incurred by or alleged against any of the Indemnified Parties directly or indirectly arising out of or resulting from any transaction, act, omission, event or circumstance in any way connected with or related to (a) the Property, (b) the Budgeted Activities, or (c) Borrower's default under any of the Loan

Documents or the Construction Contract. The indemnification contained in this section shall apply to any and all Claims arising both before and after the repayment of the Loan and shall survive the repayment of the Loan, any foreclosure or deed, assignment or conveyance in lieu thereof and any other action by Lender to enforce the rights, powers and remedies of Lender hereunder or under the other Loan Documents.

D. Lender's Fees, Costs, and Expenses

Borrower shall immediately pay to Lender, on demand, all fees, costs and other expenses (including Lender's attorneys' fees) paid or incurred by Lender in enforcing or exercising Lender's rights, powers, and remedies under this Loan Agreement. Interest shall accrue on these amounts at the rate provided in the Note from the date the expense is incurred. The expenses plus interest shall be secured by Lender's Mortgage Instrument.

IX. MISCELLANEOUS

A. Cooperation of Borrower.

Borrower shall, at Borrower's sole cost and expense, sign any other instruments or documents and supply any information and data that Lender considers necessary to accomplish the purposes of this Loan Agreement. If, in Lender's opinion, a modification of the terms of this Loan Agreement is required or occurs, Borrower shall execute an appropriate Loan Modification Agreement. All documents delivered to Lender by Borrower shall become Lender's property.

B. Credit Information.

Upon request from Lender, Borrower shall provide to Lender Borrower's updated financial or credit information. Lender may obtain consumer reports from consumer reporting agencies when Lender reviews the Loan.

C. No Waivers.

Lender may, in Lender's sole discretion, delay enforcing any of Lender's rights or waive any of Lender's rights under this Loan Agreement. Lender may delay enforcing or waive any of Lender's rights without affecting any of Lender's other rights. If Lender waives a right, power or remedy, Lender may enforce the same right, power or remedy later.

D. Costs.

Borrower shall pay all reasonable costs required to satisfy the conditions of this Loan Agreement, including, but not limited to, all taxes and recording expenses, attorneys' fees, the Change Order (if any), surveys, appraisals, title search, title insurance, title updates, real estate taxes, insurance policies and perfection of the security interest. Upon mutual agreement of Borrower and Lender, these costs may be capitalized into the Loan principal.

E. Interest Not to Exceed Maximum Allowed by Applicable Law.

If from any circumstances whatsoever, by reason of acceleration or otherwise, the fulfillment of any provision of this Loan Agreement or any other Loan Document involves transcending the limit of validity prescribed by any applicable usury statute or any other applicable law, with regard to obligations of like character and amount, then the obligations to be fulfilled will be reduced to the limit of such validity as provided in such statute or law, so that in no event shall any payment of interest or other like charges be possible under this Loan Agreement or the other Loan Documents in excess of the limit of such validity.

F. WAIVER OF JURY TRIAL.

BORROWER AND LENDER HEREBY JOINTLY AND SEVERALLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING RELATING TO THIS LOAN AGREEMENT AND TO ANY OF THE LOAN DOCUMENTS, THE OBLIGATIONS HEREUNDER OR THEREUNDER, ANY COLLATERAL SECURING BORROWER'S OBLIGATIONS, OR ANY TRANSACTION ARISING THEREFROM OR CONNECTED THERETO. BORROWER AND LENDER EACH REPRESENT TO THE OTHER THAT THIS WAIVER IS KNOWINGLY, WILLINGLY AND VOLUNTARILY GIVEN.

G. Attorneys' Fees.

As used in this Loan Agreement, the phrase "attorneys' fees," the phrase "reasonable attorneys' fees," and any similar phrases shall mean attorney and paralegal fees actually incurred at standard hourly rates. In the event that this Loan Agreement is governed by the laws of a state in which "attorneys' fees," "reasonable attorneys' fees," "legal fees," or similar phrases would be computed on the basis of a percentage of indebtedness or other statutory presumption resulting in attorneys' fees or legal fees that are greater than the attorneys' fees or legal fees actually incurred, then the parties expressly acknowledge and agree that "attorneys' fees," "reasonable attorneys' fees," "legal fees," and similar phrases used in this Loan Agreement shall mean fees actually incurred at standard hourly rates.

H. Severability.

If any one or more of the provisions contained in this Loan Agreement shall for any reason be held invalid, illegal, null, void or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof. In lieu of any invalid or unenforceable provision, there shall be added automatically a valid and enforceable provision as similar in terms to such invalid or unenforceable provision as may be possible.

I. No Assignment by Borrower.

Borrower shall not assign this Loan Agreement or the rights to any Loan Proceeds without Lender's prior written consent (and such consent may be withheld or conditioned in Lender's sole discretion), and any such assignment or attempted assignment by Borrower without Lender's prior written consent shall be void and of no effect with respect to Lender.

J. Assignment by Lender; Designated Agent.

This Loan Agreement, the Loan Documents and any other instrument now or hereafter evidencing, securing or in any manner affecting the Loan may be endorsed, assigned and transferred in whole or in part by Lender, and any such holder and assignee of the same will succeed to and be possessed of the rights of Lender under all of the same to the extent transferred and assigned. The parties acknowledge and agree that Lender may designate one or more agents to administer the Loan or undertake other rights and obligations of Lender set forth herein or in any of the Loan Documents. Any reference to "Lender" contained herein shall be interpreted to mean its designated agent as the context requires.

K. Assignments and Participations.

Lender may sell or offer to sell the Loan or interests therein to one or more assignees or participants. Borrower shall execute, acknowledge and deliver any and all instruments reasonably requested by Lender in connection therewith. Lender may disseminate any information it now has or hereafter obtains pertaining to the Loan, including any security for the Loan, any credit or other information on the Property, Borrower, any of Borrower's principals or any guarantor, to any actual or prospective assignee or participant, to Lender's affiliates, to any regulatory body having jurisdiction over Lender (if applicable), to any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to Borrower and the Loan, or to any other party as necessary or appropriate in Lender's reasonable judgment.

L. Binding Effect.

The covenants, conditions, waivers, releases and agreements contained in this Loan Agreement shall bind, and the benefits thereof shall inure to, the parties hereto and their respective heirs, executors, administrators, successors and assigns.

M. Entire Agreement; Modifications.

This Loan Agreement, the other Loan Documents and the other contracts, agreements and instruments described herein contain all of the terms and conditions relating to the subject matter hereof, and any prior agreements, whether written or oral, with respect thereof, are expressly superseded hereby; provided, however, that the Terms of Service and Privacy Policy of the Platform (as in effect from time to time) will continue to govern Borrower's use of the Platform and other arrangements addressed thereby. This Loan Agreement may not be supplemented, extended, modified, or terminated except by an agreement in writing signed by the party against whom enforcement of any such waiver, change, modification or discharge is sought.

N. Survival of Representations.

Any and all promises, representations and warranties made by Borrower shall survive the termination of this Loan Agreement and the repayment of the Loan.

O. Joint and Several Liability.

If applicable, each person executing this Loan Agreement as a Borrower has joint and several liability.

P. Notices.

Any communication required by this Loan Agreement shall be in writing and addressed to the correct party at the address indicated on the signature page of this Loan Agreement or via email transmission to the email address for Lender set forth on the signature page of this Loan Agreement, with respect to Lender, or the email address identified in the Borrower's account on the Platform.

Q. No Third Party Beneficiary.

This Loan Agreement is for the sole benefit of Lender and Borrower and is not for the benefit of any other party. No other person or entity shall have standing to require satisfaction of any of the conditions contained herein or be deemed to be the beneficiary of any of the conditions contained herein.

R. Governing Law.

This Loan Agreement shall be governed by, construed, interpreted and enforced in accordance with the laws of the State of Georgia.

S. Time is of the Essence.

Time is of the essence with respect to the terms of this Loan Agreement.

T. Headings.

The section headings in this Loan Agreement are for convenience only, shall in no way define or limit the scope or content of this Loan Agreement, and shall not be considered in any construction or interpretation of this Loan Agreement or any part thereof.

U. Authorization.

The persons executing this Loan Agreement on behalf of Borrower and Lender warrant and represent that each of them is duly authorized to enter into this Loan Agreement and that this Loan Agreement constitutes the valid and binding obligations of Borrower and Lender, respectively, and enforceable against Borrower and Lender in accordance with its terms.

V. Counterparts.

This Loan Agreement may be executed in several counterparts, each of which shall be deemed an original, and all such counterparts shall together constitute one instrument. The exchange of copies of this Loan Agreement and copies of signature pages of this Loan Agreement by facsimile, email or attachment of a scanned electronic copy to email shall constitute effective execution and delivery of such document as to the parties and may be used in lieu of the original for all purposes. Signatures of the parties transmitted by facsimile, email or attachment of a scanned electronic copy to email shall be valid, enforceable and binding as an original signature for all purposes.

W. Consent to Electronic Transactions, Disclosures and Signatures.

Because Lender operates principally on the Internet, you will need to consent to transact business with us online and electronically. As part of doing business with us, therefore, we also need you to consent to our giving you certain disclosures electronically, either via the Platform or to the email address you provide to us. By entering into this Loan Agreement, you consent to receive electronically all documents, communications, notices, contracts and agreements, including any tax forms, arising from or relating in any way to your or our rights, obligations or services under this Loan Agreement or your use of the Platform (each, a "Disclosure"). The decision to do business with Lender electronically is yours. This Section informs you of your rights concerning Disclosures.

Electronic Communications. Any Disclosures will be provided to you electronically, either on the Platform or via electronic mail to the verified email address you provided. Lender will only provide electronic copies of all Disclosures, statements, forms and other materials. If you require paper copies of such Disclosures, you may write to us at the mailing address provided below and paper copies will be sent to you at no additional charge. A request for a paper copy of any Disclosure will not be considered a withdrawal of your consent to receive Disclosures electronically. Any tax forms provided electronically will remain accessible through at least October 15 of the year in which such tax form is made available; after that time the tax form may no longer be accessible electronically. We may discontinue electronic provision of Disclosures at any time in our sole discretion.

Scope of Consent. Your consent to receive Disclosures and transact business electronically (including creation of legally binding and enforceable agreements utilizing electronic records and signatures), and our agreement to do so, applies to any transactions to which such Disclosures relate. Your consent, assuming it has not been withdrawn in accordance with the procedures discussed below, will remain in effect for so long as you are a user of the Platform and, if you are no longer a user of the Platform, will continue until such a time as all Disclosures relevant to transactions that occurred while you were a user have been made. Please see below for more information regarding Withdrawal of Consent.

Consenting to Do Business Electronically. Before you decide to do business electronically with us, you should consider whether you have the required hardware and software capabilities described below.

Hardware and Software Requirements. In order to access and retain Disclosures electronically, you must satisfy the following computer hardware and software requirements: access to the Internet; an email account and related software capable of receiving email through the Internet; a web browser which is SSL-compliant and supports secure sessions, such as Internet Explorer 5.0 or above and Netscape Navigator 6.0 or above, or the equivalent software; and hardware capable of running this software.

TCPA Consent: You expressly consent to receiving calls and messages, including auto-dialed and pre-recorded message calls, and SMS messages (including text messages) from us, our affiliates, marketing partners, agents and others calling at their request or on their behalf, at any telephone numbers that you have provided or may provide in the future (including any cellular telephone numbers). Your cellular or mobile telephone provider will charge you according to the type of plan you carry.

Electronic Signatures. You agree that any Electronic Signature (defined below), whether digital or encrypted, you provide in connection with any contract or agreement with Lender or its affiliates is intended to authenticate such writing and to have the same force and effect as manual signatures to the extent and as provided for under applicable law, including the Electronic Signatures in Global and National Commerce Act of 2000 (15 USC §§ 7001, et seq.), the Georgia Uniform Electronic Transactions Act, O.C.G.A. § 10-12, et seq., or any other similar state laws based on the Uniform Electronic Transactions Act. "Electronic Signature" means any electronic sound, symbol or process attached to or logically associated with a record and executed and adopted by a party with the intent to sign such record.

Additional Mobile Technology Requirements. If you are accessing the Platform and the Disclosures electronically via a mobile device (such as a smart phone, tablet and the like), in addition to the above requirements you must make sure that you have software on your mobile device that allows you to print and save the Disclosures presented to you during the application process. These applications can be found for most mobile devices in each such device's respective "app store". If you do not have these capabilities on your mobile device, please access the Platform through a device that provides these capabilities.

Withdrawing Consent. You may withdraw your consent to receive Disclosures electronically by contacting us at the address below. However, once you have withdrawn your consent you will not be able to request loans through the Platform. If you have a pending loan request, we will terminate it and remove it from our system. If you have already received a loan, all previously agreed to terms and conditions will remain in effect, and we will send Disclosures to your verified home address provided during registration. If you withdraw your consent to receive tax forms electronically, we will confirm your withdrawal and its effective date in writing by email.

How to Contact Us regarding Electronic Disclosures. You can contact us via email at contact@groundfloor.us or by calling Groundfloor Investor Support at 678-701-1194. You may also reach us in writing at the following address: Groundfloor Finance Inc., 3423 Piedmont Rd. NE, Atlanta, GA 30305, Attention: Investor Support. You agree to keep us informed of any change in your email or home mailing address so that you can continue to receive all Disclosures in a timely fashion. If your registered email address changes, you must notify us of the change by sending an email to contact@groundfloor.us or by calling 678-701-1194. You also agree to update your registered residence address and telephone number on the web site if they change. You will print a copy of this Loan Agreement for your records, and you agree and acknowledge that you can access, receive and retain all Disclosures electronically sent via email or posted on the Platform.

[NAME OF PROJECT]

[Signature page to Loan Agreement]

IN WITNESS WHEREOF, Borrower and Lender have executed this Loan Agreement in their respective names, by their duly authorized officers, members, partners or members, as the case may be, as of the day and year first above written.

BORROWER

[Name of Developer],
a ______________________________

By: __________________________________

Printed Name: _________________________

Title: _______________________________

Tax ID No.: ___________________________

LENDER

GROUNDFLOOR FINANCE INC,
a Georgia corporation

By: __________________________________

Printed Name: _________________________

Title: _______________________________

Tax ID No.: ___________________________

Address: ________________________
____

Email Address: ________________________

[NAME OF PROJECT]

EXHIBIT A

LEGAL DESCRIPTION OF PROPERTY

[NAME OF PROJECT]

EXHIBIT B

REQUEST FOR ADVANCE FORM

TO: GROUNDFLOOR FINANCE INC.
RE: ______________________________

Borrower, Property & Contractor Information: ______________________________

Loan Disbursement Information: ______________________________

<table>
<tr><td colspan="3">Borrower's Name</td><td>Date of Loan</td><td>Advance # ____ (the "Advance")</td></tr>
<tr><td colspan="3">Account Number</td><td>Original Loan Commitment Amount</td><td>$</td></tr>
<tr><td colspan="3">Property Address</td><td>Balance of Loan Commitment Amount Before this Advance</td><td>$</td></tr>
<tr><td>City</td><td>State</td><td>Zip</td><td>Amount of this Request for Advance</td><td>$</td></tr>
<tr><td colspan="3" rowspan="6">Loan Agreement

Dated:

General Contractor:</td><td>Less: Holdback</td><td>$</td></tr>
<tr><td>Net Amount of This Request for Advance</td><td>$</td></tr>
<tr><td>Loan Commitment Amount Remaining after this Request for Advance</td><td>$</td></tr>
<tr><td>Total of Amounts Advanced after this Request for Advance</td><td>$</td></tr>
<tr><td>Total Holdbacks to Date</td><td>$</td></tr>
</table>

By signing below, Borrower (and Contractor, if applicable) represent and agree that; it being understood that the Contractor represents and agrees only to those provisions indicated by an asterisk (*) below:

(i) This Request for Advance is consistent with the Budget;

(ii) *They have reviewed the Plans; the Plans are satisfactory and have been approved by all Government Authorities having jurisdiction over the Property and the Work; all Permits and licenses required by the Government Authorities are in force;

(iii) *All insurance policies required by the Loan Documents are in force;

(iv) *The Improvements do not violate any of the conditions, covenants or restrictions on the Property;

(v) There are no defaults under the terms of the Loan Agreement or any other Loan Document;

(vi) *There are no defaults under the terms of the Construction Contract;

(vii) *The Work for which this Request for Advance is made has been duly completed in a good and workmanlike manner, in accordance with the Plans and in compliance with all Governmental Regulations;

(viii) The Loan Commitment Amount remaining will be sufficient to complete all Budgeted Activities and Improvements contemplated by the Loan Agreement, the Budget, the Plans and the Construction Contract(s);

(ix) Lender has received invoices covering all of the Budgeted Activities, and unconditional construction lien releases from Contractor(s), and each supplier for all Budgeted Activities covered by this Request for Advance and for all Requests for Advance previously submitted;

(x) The funds obtained with the Request for Advance will be used to pay in full the costs of labor performed or materials supplied or related fees and expenses as requested in this Request for Advance; and

(xi) There has been no material adverse change in Borrower's financial condition or employment status since the time Borrower applied for the Loan.

By signing below Borrower (and Contractor, if applicable) request Lender to pay the following payee(s) in the following amount(s) for the following Budgeted Activities:

__________________ in the amount of $ __________________________ for ________________

__________________ in the amount of $ __________________________ for ________________

__________________ in the amount of $ __________________________ for ________________

__________________ in the amount of $ __________________________ for ________________

__________________ in the amount of $ __________________________ for ________________

__________________ in the amount of $ __________________________ for ________________

CONTRACTOR	**BORROWER**
By: ____________________________	By: ______________________________
Authorized Signature	Authorized Signature
Printed Name: _____________________	Printed Name: _______________________
Title: _____________________________	Title: ______________________________

By signing below the authorized Groundfloor Finance Inc. representative named below approves the disbursement requested in this Request for Advance but, to the extent permitted by applicable law, makes no warranty or representation as to the quality of work completed and/or materials delivered thus far.

Groundfloor Finance Inc. ("Lender")

By:_________________________________ ___________________________________

Authorized Representative Date

Printed Name: _______________________

EXHIBIT C

SUMMARY OF FEES

Borrower shall pay (or has previously paid) the following fees to Lender, in lawful money of the United States of America, as described below:

FEE	PERCENTAGE OF LOAN	TOTAL FEE[6]	TIMING FOR PAYMENT OF FEE[7]		
			TO BE PAID PRIOR TO CLOSING	TO BE PAID AT CLOSING	TO BE CAPITALIZED OVER TERM OF LOAN
Application Fee	N/A	$________			
Title Review/Title Insurance Fee	N/A	$________			
Origination Fee	______% of the Maximum Principal Amount of the Loan	$________			
Annual Servicing Fee	______% of the Maximum Principal Amount of the Loan	$________			

TOTALS	
Total To Be Paid Prior To Closing	$____________________
Total To Be Paid At Closing	$____________________
Total To Be Capitalized Over Term Of Loan	$____________________
TOTAL LOAN AMOUNT (INCLUDING CAPITALIZED FEES)	$____________________

Borrower acknowledges and agrees that there may be other fees, costs and expenses detailed in the Loan Agreement and the other Loan Documents that shall be paid by Borrower. Borrower shall pay such other fees, costs and expenses in the amounts and at the times set forth in the Loan Agreement and the other Loan Documents. Except as required by applicable law, this Summary of Fees and the contents hereof shall not be disclosed by Borrower to any third party without the prior written consent of Lender.

[6] Insert amount of flat fee or calculate amount based on loan request (before adding in capitalized fees.)

[7] Check off the applicable box for when certain fees are due. For example, the Application Fee shall be paid prior to or at the submittal of Borrower's loan application. Therefore, the "To Be Paid Prior To Closing" box should be checked for the Application Fee.

[NAME OF PROJECT]

SCHEDULE V(C)

LIST OF RESTRICTIONS

Exhibit 6.15

Form of Promissory Note

[NAME OF PROJECT]

PROMISSORY NOTE

$[LOAN AMOUNT]

[CITY], [STATE]
Date: ___________ ___, 20__

FOR VALUE RECEIVED, ________________, a __________________ (“**Borrower**”), promises to pay to the order of **GROUNDFLOOR FINANCE INC.**, a Georgia corporation, or to the order of any subsequent holder of this Promissory Note (“**Lender**”), at Lender’s offices located 3423 Piedmont Rd. NE, Atlanta, GA 30305 (or at such other place as Lender may designate in writing from time to time), the principal sum of ________________________________ and no/100 Dollars ($_____________) (the “**Loan**”), payable in lawful money of the United States, together with interest thereon from the date hereof as hereinafter provided, or so much as is advanced pursuant to the Loan Agreement between Lender and Borrower dated ___________ ___, 20__ (as amended from time the time, the “**Loan Agreement**”). Capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Loan Agreement.

1. **INTEREST RATE.** Interest shall be charged on the maximum principal amount of the Loan from the date hereof until the full amount of principal due hereunder has been paid at a fixed rate of _____________ percent (______%) per annum.

2. **PAYMENT OF PRINCIPAL AND INTEREST; MATURITY DATE.** The principal and interest shall be due and payable, without set-off, claim, counterclaim, deduction or withholding for any reason whatsoever, as follows:

☐ One payment of all principal, interest and any other amounts owed will be due and payable on the Maturity Date (as defined below in this Section 2).

☐ Accrued interest will be payable on the ______ day of each ☐ month ☐ quarter beginning on ________ _____, _______. Principal plus any accrued and unpaid interest and any other amounts owed will be due and payable on the Maturity Date.

☐ Fixed schedule consisting of _____ consecutive ☐ monthly ☐ quarterly payments of principal and interest in the amount of $_____________ each, payable on the _____ day of each ☐ month ☐ quarter, beginning on __________________ _______, ___________ and a final payment equal to the unpaid balance of principal plus accrued and unpaid interest and any other amounts owed will be due and payable on the Maturity Date.

☐ Variable schedule consisting of ______ consecutive ☐ monthly ☐ quarterly payments of principal in the amount of $______________ each, plus accrued interest, payable on the ______ day of each ☐ month ☐ quarter, beginning on __________________ _______, ___________ and a final payment of $______________ plus accrued and unpaid interest and any other amounts owed will be due and payable on the Maturity Date.

The entire unpaid principal amount hereof, together with accrued and unpaid interest thereon and all other amounts payable hereunder, shall be due and payable in full on ___________ ___, 20__ (the “**Maturity Date**”).

3. **APPLICATION OF PAYMENTS.** Except as otherwise specified herein, each payment or prepayment, if any, made under this Promissory Note (hereinafter referred to as the “**Note**”) shall be

applied to pay late charges (if any), accrued and unpaid interest, principal and any other fees, costs and expenses which Borrower is obligated to pay under this Note, in such order as Lender may elect from time to time in Lender's sole discretion.

4. **LATE CHARGE.** In the event that any payment required to be made by Borrower under this Note or the other Loan Documents (including amounts owed as of the Maturity Date) shall not be received by Lender within fifteen (15) days after its due date, whether by acceleration or otherwise, Lender in its sole discretion may require Borrower to immediately pay to Lender a late charge equal to the lesser of (a) four percent (4%) of the amount of such unpaid amount or (b) the maximum amount permitted to be charged under applicable law.

5. **DEFAULT RATE.** All amounts owed hereunder and under the other Loan Documents shall bear interest, from and after the occurrence and during the continuance of a Default, at a rate equal to the lesser of (a) twenty percent (20%) per annum, or (b) the maximum rate permitted to be charged under applicable usury law. Such interest shall be immediately payable to Lender, but in no event later than when scheduled interest payments are due and shall also be charged on the amounts owed by Borrower to Lender pursuant to any judgments entered in favor of Lender with respect to this Note.

6. **PREPAYMENT.** The principal amount of this Note may be prepaid in full or in part at any time, and from time to time, without penalty or premium. Partial payments shall be applied to installments due in reverse order of their maturity.

7. **SECURITY FOR THE NOTE.** This Note is executed and delivered in accordance with the transaction more specifically described in the Loan Agreement. As evidence of, and as security for, the payment of the monies owing under this Note, Borrower has delivered or has caused to be delivered to Lender a mortgage instrument (the "**Mortgage Instrument**") which is a [first priority lien][1] upon the property therein described.

8. **EVENTS OF DEFAULT.** The occurrence of any Event of Default, as defined in the Loan Agreement, shall constitute a "**Default**" hereunder.

9. **REMEDIES.** Upon the occurrence of any Default, Lender may (without notice to Borrower) exercise any right, power or remedy permitted by law or equity, or as set forth herein, or as set forth in the Loan Agreement, any other Loan Document, or any other instrument securing this Note, including, without limitation, the right to declare the entire unpaid principal amount hereof and all interest accrued hereon, and all other sums secured by or owed under any other Loan Document or instrument securing this Note, to be, and such principal, interest and other sums shall thereupon become, immediately due and payable. The rights, powers and remedies of Lender permitted by law or equity, or as set forth herein, or as set forth in the Loan Agreement, any other Loan Document, or any other instrument securing this Note shall be cumulative and may be pursued singly, successively or together against the property described in the Mortgage Instrument or any other funds, property or security held by Lender for payment or security, in the sole discretion of Lender. The failure to exercise any such right, power or remedy shall not be a waiver or release of such rights, powers or remedies or the right to exercise any of them at another time.

10. **CONSENT TO ELECTRONIC DISCLOSURES, TRANSACTIONS AND SIGNATURES**

---

[1] Insert "second priority lien," if applicable.

10.1. Because Lender conducts its business through a web-based investment platform (the "**Platform**") and operates principally on the Internet, you will need to consent to transact business with us online and electronically. As part of doing business with us, therefore, we also need you to consent to our giving you certain disclosures electronically, either via the Platform or to the email address you provide to us. By entering into the Loan Agreement, you consent to receive electronically all documents, communications, notices, contracts and agreements, including any tax forms, arising from or relating in any way to your or our rights, obligations or services under this Note and the Loan Agreement, or your use of the Platform (each, a "**Disclosure**"). The decision to do business with Lender electronically is yours. This Section informs you of your rights concerning Disclosures.

10.2. **Electronic Communications**. Any Disclosures will be provided to you electronically, either on the Platform or via electronic mail to the verified email address you provided. Lender will only provide electronic copies of all Disclosures, statements, forms and other materials. If you require paper copies of such Disclosures, you may write to us at the mailing address provided below and paper copies will be sent to you at no additional charge. A request for a paper copy of any Disclosure will not be considered a withdrawal of your consent to receive Disclosures electronically. Any tax forms provided electronically will remain accessible through at least October 15 of the year in which such tax form is made available; after that time the tax form may no longer be accessible electronically. We may discontinue electronic provision of Disclosures at any time in our sole discretion.

10.3. **Scope of Consent**. Your consent to receive Disclosures and transact business electronically (including creation of legally binding and enforceable agreements utilizing electronic records and signatures), and our agreement to do so, applies to any transactions to which such Disclosures relate. Your consent, assuming it has not been withdrawn in accordance with the procedures discussed below, will remain in effect for so long as you are a user of the Platform and, if you are no longer a user of the Platform, will continue until such a time as all Disclosures relevant to transactions that occurred while you were a user have been made. Please see below for more information regarding Withdrawal of Consent.

10.4. **Consenting to Do Business Electronically**. Before you decide to do business electronically with us, you should consider whether you have the required hardware and software capabilities described in Section 10.5.

10.5. **Hardware and Software Requirements**. In order to access and retain Disclosures electronically, you must satisfy the following computer hardware and software requirements: access to the Internet; an email account and related software capable of receiving email through the Internet; a web browser which is SSL-compliant and supports secure sessions, such as Internet Explorer 5.0 or above and Netscape Navigator 6.0 or above, or the equivalent software; and hardware capable of running this software.

10.6. **TCPA Consent**. You expressly consent to receiving calls and messages, including auto-dialed and pre-recorded message calls, and SMS messages (including text messages) from us, our affiliates, marketing partners, agents and others calling at their request or on their behalf, at any telephone numbers that you have provided or may provide in the future (including any cellular telephone numbers). Your cellular or mobile telephone provider will charge you according to the type of plan you carry.

10.7. **Electronic Signatures**. You agree that any Electronic Signature (defined below), whether digital or encrypted, you provide in connection with any contract or agreement with Lender or its affiliates is intended to authenticate such writing and to have the same force and effect as manual signatures to the extent and as provided for under applicable law, including the Electronic Signatures in Global and National Commerce Act of 2000 (15 USC §§ 7001, et seq.), the Georgia Uniform Electronic Transactions Act, O.C.G.A. § 10-12, et seq., or any other similar state laws based on the Uniform Electronic Transactions Act. "**Electronic Signature**" means any electronic sound, symbol or process attached to or logically associated with a record and executed and adopted by a party with the intent to sign such record.

10.8. **Additional Mobile Technology Requirements**. If you are accessing the Platform and the Disclosures electronically via a mobile device (such as a smart phone, tablet and the like), in addition to the above requirements you must make sure that you have software on your mobile device that allows you to print and save the Disclosures presented to you during the application process. These applications can be found for most mobile devices in each such device's respective "app store". If you do not have these capabilities on your mobile device, please access the Platform through a device that provides these capabilities.

10.9. **Withdrawing Consent**. You may withdraw your consent to receive Disclosures electronically by contacting us at the address below. However, once you have withdrawn your consent you will not be able to request loans through the Platform. If you have a pending loan request, we will terminate it and remove it from our system. If you have already received a loan, all previously agreed to terms and conditions will remain in effect, and we will send Disclosures to your verified home address provided during registration. If you withdraw your consent to receive tax forms electronically, we will confirm your withdrawal and its effective date in writing by email.

10.10. **How to Contact Us regarding Electronic Disclosures**. You can contact us via email at contact@groundfloor.us or by calling Groundfloor Investor Support at 678-701-1194. You may also reach us in writing at the following address: Groundfloor Finance Inc., 3355 Lenox Road, Suite 750, Atlanta, GA 30326, Attention: Investor Support. You agree to keep us informed of any change in your email or home mailing address so that you can continue to receive all Disclosures in a timely fashion. If your registered email address changes, you must notify us of the change by sending an email to contact@groundfloor.us or by calling 678-701-1194. You also agree to update your registered residence address and telephone number on the web site if they change. You will print a copy of this Loan Agreement for your records, and you agree and acknowledge that you can access, receive and retain all Disclosures electronically sent via email or posted on the Platform.

11. **MISCELLANEOUS**.

11.1. **Attorneys' Fees and Expenses.** If Lender retains the services of counsel (a) by reason of a claim of a Default or the occurrence of a Default; (b) on account of any matter involving this Note; (c) for examination of matters subject to Lender's approval under the Loan Documents or any other instrument securing this Note; or (d) to enforce Lender's rights and remedies per Section 9 of this Note, all costs, fees and expenses of suit, all reasonable attorneys' fees, and such other reasonable expenses so incurred by Lender shall be paid by Borrower, on demand, and shall be deemed part of the obligations evidenced hereby.

11.2. **Waiver.** Borrower (including any endorsers, guarantors and sureties), jointly and severally, waives demand, notice, presentment, protest, demand for payment, notice of dishonor, notice of protest, notice of acceleration of maturity and diligence of collection of this Note. Borrower (including any endorsers, guarantors and sureties) waives all and every kind of notice of such charge or charges and agrees that the same may be made without notice or consent of any of them. Borrower consents to any and all extensions of time, renewals, waivers or modifications that may be granted by

Lender with respect to the payment or other provisions of this Note and to the release of any collateral, with or without substitution. Borrower agrees that borrowers, endorsers, guarantors and sureties may be added or released without notice and without affecting Borrower's liability hereunder. The liability of Borrower shall not be affected by the failure of Lender to perfect or otherwise obtain or maintain the priority or validity of any security interest in any collateral. The liability of Borrower shall be absolute and unconditional and without regard to the liability of any other party hereto.

11.3. **No Usurious Amounts.** Anything herein contained to the contrary notwithstanding, Borrower shall not be obligated to pay interest hereunder at a rate which is in excess of the maximum rate permitted by applicable law. If, by the terms of this Note, Borrower is at any time required to pay interest at a rate in excess of such applicable maximum rate, the rate of interest under this Note shall be deemed to be immediately reduced to such applicable maximum legal rate, and the portion of all prior interest payments in excess of such applicable maximum legal rate shall be applied to and shall be deemed to have been payments in reduction of the outstanding principal balance. Borrower agrees that in determining whether or not any interest payable under this Note exceeds the highest rate permitted by applicable law, any non-principal payment, including without limitation late charges, shall be deemed to the extent permitted by applicable law to be an expense, fee or premium rather than interest.

11.4. **Severability.** If any one or more of the provisions contained in this Note shall for any reason be held invalid, illegal, null, void or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof. In lieu of any invalid or unenforceable provision, there shall be added automatically a valid and enforceable provision as similar in terms to such invalid or unenforceable provision as may be possible.

11.5. **Binding Effect.** The covenants, conditions, waivers, releases and agreements contained in this Note shall bind, and the benefits thereof shall inure to, the parties hereto and their respective heirs, executors, administrators, successors and assigns; provided, however, that this Note cannot be assigned by Borrower without the prior written consent of Lender, and any such assignment or attempted assignment by Borrower without consent shall be void and of no effect with respect to Lender.

11.6. **Entire Agreement; Modifications.** This Note contains all of the terms and conditions relating to the subject matter hereof, and any prior agreements, whether written or oral, with respect thereof, are expressly superseded hereby. This Note may not be supplemented, extended, modified or terminated except by an agreement in writing signed by the party against whom enforcement of any such waiver, change, modification or discharge is sought.

11.7. **Sales, Participations, etc.** Lender may from time to time sell or assign, in whole or in part, grant participations in, or grant other securities tied to the Loan Agreement, the Loan, this Note and/or the obligations evidenced thereby or hereby. Lender may in its discretion give notice to Borrower of such sale, assignment, participation or grant of such security; however, the failure to give such notice shall not affect any of Lender's or such holder's rights hereunder.

11.8. **Governing Law.** This Note shall be governed by, construed, interpreted and enforced in accordance with the laws of the State of Georgia.

11.9. **Time is of the Essence.** Time is of the essence with respect to the terms of this Note.

11.10. **Headings.** The section headings in this Note are for convenience only, shall in no way define or limit the scope or content of this Note and shall not be considered in any construction or interpretation of this Note or any part thereof.

11.11. **Authorization.** The person(s) executing this Note on behalf of Borrower warrants and represents that (s)he is duly authorized to enter into this Note and that this Note constitutes the valid and binding obligations of Borrower, and enforceable against Borrower in accordance with its terms.

[THE REMAINDER OF THIS PAGE IS LEFT BLANK INTENTIONALLY. SIGNATURE PAGE FOLLOWS.]

[Signature Page to Note]

IN WITNESS WHEREOF, Borrower, intending to be legally bound, has duly executed and delivered this Note as of the day and year first above written.

BORROWER

______________________________,
a ______________________________

By: ______________________________

Printed Name: ________________________

Title: ______________________________

Tax ID No.: __________________________

State of ______________________

County of ____________________

I, the undersigned Notary Public of the County of __________________ and State of ____________________, certify that ________________________ personally came before me this day and acknowledged that (s)he is the ____________________________ of ___________________________, a _____________________, and that by authority duly given and as the act of such entity, (s)he signed the foregoing instrument in its name on its behalf as its act and deed. Witness my hand and notarial stamp or seal, this _____ day of _______________________, 20_.

____
Notary Public

____
Notary's Printed or Typed Name

My Commission Expires:______________________

(Affix Seal)

Exhibit 11.1

Opinion of Robbins Ross Alloy Belinfante Littlefield LLC


ROBBINS
LITIGATION AND REGULATORY LAW

VINCENT R. RUSSO
DIRECT LINE: 404-856-3260
Email: vrusso@robbinsfirm.com

April 21, 2015

Groundfloor Finance Inc.
3423 Piedmont Rd., NE
Atlanta, GA 30305

Re: *Groundfloor Finance Inc.*
Offering Statement on Form 1-A

Ladies and Gentlemen:

At your request, we have examined the Offering Statement on Form 1-A (the "Offering Statement") of Groundfloor Finance Inc., a Georgia corporation (the "Company"), filed with the Securities and Exchange Commission (the "Commission") on April 21, 2015, in connection with the qualification and offering of up to $630,000 aggregate principal amount of Limited Recourse Obligations offered by the Company (the "Securities"). The Securities will be purchased and sold pursuant to a Form of Investor Agreement (the "Investor Agreement") and a Form of LRO Agreement (the "LRO Agreement") in the forms set forth as exhibits to the Offering Statement, and to be entered into between the Company and each purchaser of the Securities ("Purchasers").

In rendering this opinion, we have examined such records and documents as we have deemed necessary in order to render the opinion set forth herein, including the following:

(1) The First Amended and Restated Articles of Incorporation of the Company (filed as Exhibit 2.1 of the Offering Statement), Certificate of Conversion of the Company, and the application and Certificate of Authority of the Company's predecessor.

(2) The Bylaws of the Company (the "Bylaws") (filed as Exhibit 2.2 of the Offering Statement).

(3) The Offering Statement, the Offering Circular prepared in connection with the Offering Statement (the "Offering Circular"), and the exhibits filed as a part thereof or incorporated therein by reference.

(4) Action of the Directors of the Company authorizing the offering covered by the Offering Statement.

(5) Comment letters of the United States Securities and Exchange Commission ("SEC") dated February 20, 2015 and March 27, 2015.

(6) The Company's responses of March 19, 2015 and April 21, 2015 to the SEC's comment letters.

(7) The Form of Investor Agreement (filed as Exhibit 4.1 of the Offering Statement).

(8) The Standard Form of LRO Agreement (filed as Exhibit 4.2 of the Offering Statement and incorporated by reference from the Offering Circular).

(9) A Certificate of Existence issued by the Secretary of State of the State of Georgia, dated August 20, 2014, stating that the Company is qualified to do business and in good standing in accordance with the laws of the State of Georgia, along with the Company's 2015 Annual Registration with the Secretary of State of the State of Georgia.

In reviewing documents for this opinion, we have assumed and express no opinion as to the authenticity and completeness of all documents submitted to us, including the conformity of all copies to the originals, and the legal capacity of all persons or entities executing the documents. Additionally, in rendering the opinions set forth below, we have assumed that: (i) each purchaser of the Securities has the legal capacity or power, corporate or other, to enter into and perform all such obligations under the Investor Agreement and Participation Agreement; (ii) any and all representations of the Company are correct as to questions of fact; (iii) unless otherwise exempt, the Securities will be properly qualified in each state in which the Securities are to be offered or sold in accordance with the laws and regulations of those states; and (iv) the public offer or sale of the Securities shall be exempt under Section 3(b) of the Securities Act of 1933 from the registration requirements of the Securities Act.

This opinion is qualified by, and is subject to, and we render no opinion with respect to, the following limitations and exceptions to the enforceability of the Securities:

(a) The effect of the laws of bankruptcy, insolvency, reorganization, arrangement, moratorium, fraudulent conveyance, and other similar laws now or hereafter in effect relating to or affecting the rights and remedies of creditors;

(b) The effect of general principles of equity and similar principles, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, public policy and unconscionability, and the possible unavailability of specific performance, injunctive relief, or other equitable remedies, regardless of whether in a proceeding in equity or at law;

(c) The effect of laws relating to banking, usury or permissible rates of interest for loans, forbearances or the use of money;

(d) The effect of provisions relating to indemnification, exculpation or contribution, to the extent such provisions may be held unenforceable as contrary to federal or state securities laws; and

(e) The financial condition of the Company.

We render this opinion only with respect to, and express no opinion herein concerning the application or effect of the laws of any jurisdiction other than, the existing laws of the United States of America and of the State of Georgia, and, solely with respect to whether the Securities are the valid and binding obligations of the Company, the existing laws of the State of Georgia without regard to principles or laws regarding choice of law or conflict of laws.

This opinion is limited to laws, including rules and regulations, as in effect on the date of effectiveness of the Offering Statement. We are basing this opinion on our understanding that, prior to issuing any Securities, the Company will advise us in writing of the terms thereof and other information material thereto, and will file such supplement or amendment to this opinion (if any) as we may reasonably consider necessary or appropriate with respect to such Securities. We also assume the Company will timely file any and all supplements or amendments to the Offering Statement and Offering Circular as are necessary to comply with applicable laws in effect from time to time; however, we undertake no responsibility to monitor the Company's future compliance with applicable laws, rules or regulations of the Commission or other governmental body.

Based upon the foregoing, we are of the following opinion that:

(1) The Company is a corporation validly existing, in good standing, under the laws of the State of Georgia;

(2) The Company has the power to create the obligation covered by the Offering Statement, and has taken the required steps to authorize entering into the obligation covered by the Offering Statement;

(3) The Securities have been duly authorized by the Company; and

(4) The Securities, when paid for by and delivered to the Purchasers in accordance with the terms of the Investor Agreement and LRO Agreement, will be valid, binding obligations of the Company in accordance with the terms therein.

This opinion is intended solely for use in connection with issuance and sale of the Securities subject to the Offering Statement and is not to be relied upon for any other purpose. This opinion is based on facts and law existing as of the first date written above and rendered as of such date. Specifically, and without implied limitation, we assume no obligation to advise the Company of any fact, circumstance, event or change in the law subsequent to the date of effectiveness of the Offering Statement, compliance with any continuing disclosure requirements that may be applicable, or of any facts that may thereafter be brought to our attention whether or not such occurrence would affect or modify any of the opinions expressed herein.

We consent to the use of this opinion as an exhibit to the Offering Statement and to all references to us, if any, in the Offering Statement, the Offering Circular constituting a part thereof and any amendments thereto.

Sincerely yours,

Vincent R. Russo
ROBBINS ROSS ALLOY BELINFANTE
LITTLEFIELD LLC

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on April 21, 2015.

GROUNDFLOOR FINANCE INC.

By: ______________________

Name: **Brian Dally**

Title: **President and Chief Executive Officer**

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Brian Dally	President, Chief Executive Officer and Director	April 21, 2015
Nick Bhargava	Executive Vice President, Secretary and Director	April 21, 2015
Bruce Boehm	Director	April ___, 2015
Michael Olander Jr.	Director	April ___, 2015
Richard Tuley Jr.	Director	April ___, 2015

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on April ___, 2015.

GROUNDFLOOR FINANCE INC.

By: ______________________
Name: **Brian Dally**
Title: **President and Chief Executive Officer**

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
______________________ **Brian Dally**	President, Chief Executive Officer and Director	April ___, 2015
______________________ **Nick Bhargava**	Executive Vice President, Secretary and Director	April ___, 2015
______________________ **Bruce Boehm**	Director	April ___, 2015
______________________ **Michael Olander Jr.**	Director	April 21st, 2015
______________________ **Richard Tuley Jr.**	Director	April ___, 2015